   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1995.


                                                      REGISTRATION NO. 33-57651.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                   AMENDMENT


                                     NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             MICROSOFT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          WASHINGTON                           7372                           91-1144442
 (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL             (IRS EMPLOYER
      OF INCORPORATION OR          CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)
        ORGANIZATION)

                               ONE MICROSOFT WAY
                         REDMOND, WASHINGTON 98052-6399
                                 (206) 882-8080
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ROBERT A. ESHELMAN, ESQ.
                             MICROSOFT CORPORATION
                               ONE MICROSOFT WAY
                         REDMOND, WASHINGTON 98052-6399
                                 (206) 882-8080
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

            RICHARD B. DODD, ESQ.                          GORDON K. DAVIDSON, ESQ.
            MARK R. BEATTY, ESQ.                              EDWIN N. LOWE, ESQ.
            PRESTON GATES & ELLIS                          KENNETH A. LINHARES, ESQ.
            5000 COLUMBIA CENTER                                FENWICK & WEST
              701 FIFTH AVENUE                          TWO PALO ALTO SQUARE, STE. 800
           SEATTLE, WA 98104-7078                             PALO ALTO, CA 94306

     Approximate date of commencement of proposed sale of the securities to the public: At the effective time of the merger of a wholly-owned subsidiary of the registrant with and into Intuit Inc., which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction of the conditions to the merger.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

              ITEM AND CAPTION IN FORM S-4                     CAPTION IN PROXY/PROSPECTUS
- --------------------------------------------------------  -------------------------------------
Item  1.    Forepart of Registration Statement and
            Outside Front Cover of Prospectus...........  Outside Front Cover Page
Item  2.    Inside Front Cover and Outside Back Cover
            Pages of Prospectus.........................  Inside Front Cover Page; AVAILABLE
                                                          INFORMATION;
Item  3.    Risk Factors, Ratio of Earnings to Fixed
            Charges and Other Information...............  SUMMARY OF PROXY
                                                          STATEMENT/PROSPECTUS; SELECTED
                                                          FINANCIAL DATA; FINANCIAL ANALYSIS
Item  4.    Terms of the Transaction....................  SUMMARY OF PROXY
                                                          STATEMENT/PROSPECTUS; THE MERGER AND
                                                          RELATED TRANSACTIONS; DESCRIPTION OF
                                                          CAPITAL STOCK; COMPARISON OF RIGHTS
                                                          OF SHAREHOLDERS OF INTUIT AND
                                                          MICROSOFT
Item  5.    Pro Forma Financial Information.............  Not Applicable
Item  6.    Material Contacts with the Company being
            Acquired....................................  THE MERGER AND RELATED
                                                          TRANSACTIONS -- Background of the
                                                          Merger
Item  7.    Additional Information Required for
            Reoffering by Persons and Parties Deemed
            Underwriters................................  Not Applicable
Item  8.    Interests of Named Experts and Counsel......  LEGAL MATTERS
Item  9.    Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities.................................  Not Applicable
Item 10.    Information with Respect to S-3
            Registrants.................................  Not Applicable
Item 11.    Incorporation of Certain Information by
            Reference...................................  Not Applicable
Item 12.    Information with Respect to S-2 or S-3
            Registrants.................................  SUMMARY OF PROXY
                                                          STATEMENT/PROSPECTUS; SELECTED
                                                          FINANCIAL DATA -- Microsoft;
                                                          FINANCIAL ANALYSIS -- Microsoft
                                                          Management's Discussion and Analysis
                                                          of Financial Condition and Results of
                                                          Operations; COMPARATIVE MARKET
                                                          PRICES; MICROSOFT'S BUSINESS;
                                                          DESCRIPTION OF CAPITAL STOCK;
                                                          FINANCIAL STATEMENTS
Item 13.    Incorporation of Certain Information by
            Reference...................................  INCORPORATION OF DOCUMENTS BY
                                                          REFERENCE
Item 14.    Information with Respect to Registrants
            other than S-3 or S-2 Registrants...........  Not Applicable
Item 15.    Information with Respect to S-3 Companies...  Not Applicable

              ITEM AND CAPTION IN FORM S-4                     CAPTION IN PROXY/PROSPECTUS
- --------------------------------------------------------  -------------------------------------
Item 16.    Information with Respect to S-2 or S-3
            Companies...................................  SUMMARY OF PROXY
                                                          STATEMENT/PROSPECTUS; SELECTED
                                                          FINANCIAL DATA -- Intuit; FINANCIAL
                                                          ANALYSIS -- Intuit Management's
                                                          Discussion and Analysis of Financial
                                                          Condition and Results of Operations;
                                                          COMPARATIVE MARKET PRICES; INTUIT'S
                                                          BUSINESS; THE INTUIT SPECIAL
                                                          STOCKHOLDERS MEETING; DESCRIPTION OF
                                                          CAPITAL STOCK; FINANCIAL STATEMENTS
Item 17.    Information with Respect to Companies Other
            than S-3 or S-2 Companies...................  Not Applicable
Item 18.    Information if Proxies, Consents or
            Authorizations are to be Solicited..........  INCORPORATION OF DOCUMENTS BY
                                                          REFERENCE; SUMMARY OF PROXY
                                                          STATEMENT/ PROSPECTUS; THE INTUIT
                                                          SPECIAL STOCKHOLDERS MEETING; THE
                                                          MERGER AND RELATED TRANSACTIONS;
                                                          COMPARISON OF RIGHTS OF SHAREHOLDERS
                                                          OF INTUIT AND MICROSOFT
Item 19.    Information if Proxies, Consents or
            Authorizations are not to be Solicited or in
            an Exchange Offer...........................  Not Applicable

                                 (INTUIT LOGO)
                              155 LINFIELD AVENUE
                          MENLO PARK, CALIFORNIA 94025


                               FEBRUARY 17, 1995


Dear Intuit Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders of Intuit Inc. ("Intuit"), which will be held in the VMOVA Conference Room at 75 Willow Road, Menlo Park, California 94025, on Monday, April 10, 1995, commencing at 8:00 a.m., local time.



     At the Special Meeting, you will be asked to consider and vote on a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of October 13, 1994, as amended, (the "Reorganization Agreement") entered into by Intuit, Microsoft Corporation ("Microsoft") and M/I Acquisition Corporation, a wholly-owned subsidiary of Microsoft ("M/I"), a related Agreement of Merger between Intuit and M/I (collectively with the Reorganization Agreement, the "Merger Agreements") and the merger (the "Merger") of M/I with and into Intuit pursuant to the Merger Agreements.



     If the proposed Merger is approved and becomes effective, Intuit will become a wholly-owned subsidiary of Microsoft, and (subject to the adjustment formula described below) each share of Intuit Common Stock, $0.01 par value (an "Intuit Share") that is outstanding at the time of the Merger will be converted into 1.336 shares of Microsoft Common Stock, $0.00005 par value ("Microsoft Shares"), and each then-outstanding option to purchase one Intuit Share will be assumed by Microsoft and converted into an option to purchase 1.336 Microsoft Shares. However, if the average closing price at which Microsoft Shares trade during the ten trading days ending two days prior to the closing of the Merger (the "Microsoft Average Closing Price") is less than $53.144 per share, then the number of Microsoft Shares into which each Intuit Share will be converted in the Merger (and the number of Microsoft Shares that will be purchasable upon the conversion of each option to purchase one Intuit Share) will be increased from
1.336 to the number of Microsoft Shares obtained by dividing $71.00 by the Microsoft Average Closing Price and rounding to the third decimal point. If the Merger Agreements and the Merger are approved by Intuit's stockholders at the Special Meeting, the Merger is expected to be consummated on or about April 11, 1995, or as soon thereafter as practicable after satisfaction of all necessary closing conditions.


     After the Merger occurs, I will serve as Microsoft's Executive Vice President of Electronic Commerce, and William Campbell, Intuit's current Chief Executive Officer, will continue to serve in that position and as a Senior Vice President of Microsoft, and William H. Harris, Jr., an Intuit Executive Vice President, will serve as a Vice President of Microsoft. Most of the members of Intuit's current executive management team are expected to continue as officers of Intuit following the Merger. The combination of Intuit with Microsoft will enable Intuit to accelerate its efforts to fundamentally change the way that individuals and small businesses handle their financial affairs.

     After careful consideration, your Board of Directors has unanimously approved the Merger Agreements, the Merger and the transactions provided for by the Merger Agreements and has concluded that they are in the best interests of Intuit and its stockholders. Your Board of Directors unanimously recommends a vote in favor of the Merger.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Proxy Statement/Prospectus relating to the actions to be taken by Intuit stockholders at the Special Meeting and a proxy. The Proxy Statement/Prospectus more fully describes the proposed Merger and includes information about Intuit and Microsoft. Please read it carefully.

     We hope that you will be able to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign, date and return your proxy in the enclosed envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Special Meeting.

                                          Sincerely,

                                          /s/ SCOTT D. COOK
                                          ---------------------
                                          Scott D. Cook
                                          Chairman of the Board

                                 (INTUIT LOGO)
                              155 LINFIELD AVENUE
                          MENLO PARK, CALIFORNIA 94025

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Our Stockholders:


     A Special Meeting of Stockholders of Intuit Inc., a Delaware corporation ("Intuit"), will be held at 8 a.m., local time, on Monday, April 10, 1995 at Intuit's offices in the VMOVA Conference Room at 75 Willow Road, Menlo Park, California 94025 (the "Special Meeting"), for the following purposes:



          1. To consider and vote upon a proposal to approve: (a) the Agreement and Plan of Reorganization dated October 13, 1994, as amended, (the "Reorganization Agreement") entered into by Intuit, Microsoft Corporation, a Washington corporation ("Microsoft"), and M/I Acquisition Corporation, a Washington corporation that is a wholly-owned subsidiary of Microsoft ("M/I"), and the related Agreement of Merger (together with the Reorganization Agreement, the "Merger Agreements") to be entered into between Intuit and M/I, and (b) the merger (the "Merger") of M/I with and into Intuit pursuant to the Merger Agreements, whereby, among other things, Intuit will survive the Merger and become a wholly-owned subsidiary of Microsoft, each outstanding share of Intuit Common Stock, $0.01 par value (an "Intuit Share"), will be converted into no fewer than 1.336 shares of Microsoft Common Stock, par value $0.00005 per share ("Microsoft Shares"), and Microsoft will assume all outstanding options to purchase Intuit Shares, which options will be converted into options to purchase Microsoft Shares at the same conversion ratio at which Intuit Shares will be converted into Microsoft Shares in the Merger.


          2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     The above proposal is more fully described in the Proxy
Statement/Prospectus accompanying this Notice.

     Only holders of record of Intuit Shares at the close of business on February 10, 1995 are entitled to notice of, and will be entitled to vote at, the Special Meeting or any adjournment thereof. Approval of the Merger Agreements and the Merger will require the affirmative vote of the holders of a majority of the outstanding Intuit Shares entitled to vote thereon.

                                          BY ORDER OF THE BOARD OF DIRECTORS
                                          (facsimile signature)
                                          William H. Lane III, Secretary
Menlo Park, California

February 17, 1995


     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE, AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY CAN BE REVOKED AND WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

                             MICROSOFT CORPORATION

                                   PROSPECTUS

                            ------------------------

                                  INTUIT INC.

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS


                       TO BE HELD MONDAY, APRIL 10, 1995



     This Proxy Statement/Prospectus constitutes the proxy statement of Intuit Inc. ("Intuit") relating to the solicitation of proxies for use at the Special Meeting of Stockholders of Intuit (the "Special Meeting") scheduled to be held at 8:00 a.m. on Monday, April 10, 1995, and any adjournment thereof and the prospectus of Microsoft Corporation ("Microsoft") relating to shares of Microsoft common stock, par value $.00005 per share (the "Microsoft Shares") that will be issued in connection with the merger (the "Merger") of M/I Acquisition Corporation, a wholly-owned subsidiary of Microsoft ("M/I"), with and into Intuit. The Merger will be effected pursuant to an Agreement and Plan of Reorganization, as amended, (the "Reorganization Agreement") dated as of October 13, 1994 by and among Microsoft, M/I, and Intuit. Microsoft has filed a registration statement with the Securities and Exchange Commission (the "Commission") with respect to the issuance of the Microsoft Shares.


     No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement/Prospectus in connection with the solicitations of proxies or the offering of securities made by this Proxy Statement/Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Microsoft or Intuit. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall under any circumstances create any implication that there has been no change in the information set forth herein since the date of this Proxy Statement/Prospectus. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

     NEITHER THE MERGER NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


       The date of this Proxy Statement/Prospectus is February 17, 1995.

                             AVAILABLE INFORMATION

     Microsoft and Intuit are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Microsoft and Intuit with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The common stocks of both Microsoft and Intuit are traded as "national market securities" on The Nasdaq Stock Market. Material filed by Microsoft and Intuit can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     Microsoft has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Microsoft Shares to be issued pursuant to or as contemplated by this Proxy Statement/Prospectus. This Proxy Statement/Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by either Microsoft or Intuit pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

          1. Microsoft's Annual Report on Form 10-K for the year ended June 30, 1994;

          2.  Microsoft's Proxy Statement dated September 27, 1994;

          3. Microsoft's Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the quarter ended September 30, 1994;


          4. Microsoft's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994;



          5. Intuit's Annual Report on Form 10-K, as amended by Amendment No. 1 thereto on Form 10-K/A, for the ten-month transition period ended July 31, 1994;



          6. Intuit's Quarterly Report on Form 10-Q for the quarter ended October 31, 1994; and



          7. Intuit's Report on Form 8-K dated September 27, 1994, as amended by Amendment No. 1 thereto on Form 8-K/A dated December 8, 1994.


     All documents and reports subsequently filed by Microsoft and Intuit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) are available to any person, including any beneficial owner, to whom this Proxy Statement/Prospectus is delivered, on written or oral request, without charge, in the case of documents relating to Microsoft, directed to Microsoft Corporation, One Microsoft Way, Redmond, WA 98052 (telephone number (206) 882-8080), Attention: David Corning; or in the case of documents relating to Intuit, directed to Intuit Inc., 66 Willow Place, Menlo Park, CA 94025 (telephone number (415) 329-3555), Attention: William H. Lane
III. In order to ensure timely delivery of the documents, any requests should be made by March 27, 1995.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY OF PROXY STATEMENT/PROSPECTUS.................................................     1
SELECTED FINANCIAL DATA...............................................................     8
  Microsoft...........................................................................     8
  Intuit..............................................................................     8
COMPARATIVE MARKET PRICES.............................................................     9
FINANCIAL ANALYSIS....................................................................     9
  Microsoft Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................     9
  Intuit Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................    15
THE INTUIT SPECIAL STOCKHOLDERS MEETING...............................................    25
  Date, Time and Place of Meeting.....................................................    25
  Record Date and Outstanding Shares..................................................    25
  Voting of Proxies...................................................................    25
  Vote Required and Voting Intentions of Certain Stockholders.........................    25
  Solicitation of Proxies and Expenses................................................    26
THE MERGER AND RELATED TRANSACTIONS...................................................    26
  General.............................................................................    26
  Background of the Merger............................................................    27
  Intuit's Reasons for the Merger.....................................................    29
  Board Recommendation................................................................    30
  Opinion of Financial Advisor........................................................    30
  Interests of Certain Persons in the Merger..........................................    34
  Related Agreements..................................................................    35
  Representations and Covenants.......................................................    36
  Conditions to the Merger............................................................    37
  Termination or Amendment............................................................    38
  Certain U.S. Federal Income Tax Matters.............................................    39
  Accounting Treatment................................................................    41
  Regulatory Requirements.............................................................    41
  Surrender of Certificates; Lost Certificates........................................    42
  Affiliates' Restrictions on Sale of Intuit Shares...................................    42
  No Dissenters' Rights...............................................................    43
  Merger Expenses and Fees............................................................    43
MICROSOFT'S BUSINESS..................................................................    43
  General.............................................................................    43
  Products............................................................................    44
  Localization........................................................................    48
  Marketing and Distribution..........................................................    48
  Finished Goods Channels.............................................................    48
  Product Support.....................................................................    49
  Customers...........................................................................    50
  Product Development.................................................................    50
  Competition.........................................................................    50
  Product Protection..................................................................    51
  Manufacturing.......................................................................    51
  Employees...........................................................................    51
  Properties..........................................................................    51
  Legal Proceedings...................................................................    52

                                                                                        PAGE
                                                                                        ----
INTUIT'S BUSINESS.....................................................................    53
  Background..........................................................................    53
  Products............................................................................    54
  Product Development and Marketing...................................................    57
  Sales and Distribution..............................................................    59
  International.......................................................................    61
  Customer Service and Technical Support..............................................    61
  Seasonality; Quarterly Fluctuations in Revenue......................................    61
  Competition.........................................................................    62
  Proprietary Rights..................................................................    64
  Manufacturing and Shipping..........................................................    64
  Employees...........................................................................    64
  Acquisition of Parsons Technology, Inc..............................................    65
  Management of Growth................................................................    65
  Properties..........................................................................    65
  Legal Proceedings...................................................................    66
DESCRIPTION OF CAPITAL STOCK..........................................................    67
  Microsoft...........................................................................    67
  Intuit..............................................................................    67
COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTUIT AND MICROSOFT..........................    68
  Amendment to Certificate/Articles of Incorporation..................................    68
  Right to Call Special Meeting of Shareholders.......................................    68
  Anti-Takeover Provisions and Interested Stockholder.................................    69
  Mergers, Sales of Assets and Other Transactions.....................................    70
  Transactions With Officers or Directors.............................................    71
  Appraisal or Dissenters' Rights.....................................................    71
  Dividends...........................................................................    72
  Limitation of Liability and Indemnification of Officers and Directors...............    72
LEGAL MATTERS.........................................................................    73
EXPERTS...............................................................................    73
INDEX TO MICROSOFT FINANCIAL STATEMENTS...............................................   F-1
INDEX TO INTUIT FINANCIAL STATEMENTS..................................................  F-16

                                LIST OF ANNEXES

Annex A     Agreement and Plan of Reorganization

Annex B     Opinion of Morgan Stanley & Co. Incorporated

                       INDEX OF SIGNIFICANT DEFINED TERMS

              TERM                 PAGE DEFINED
- ---------------------------------  ------------
A/P..............................       54
Acquiring Person.................       70
Acquisition Transaction..........       37
Affiliates.......................       35
Affiliates Agreements............       35
Best.............................       16
Certificate Transmittal Form.....       42
CheckFree........................       57
ChipSoft.........................       15
Closing..........................       35
Code.............................       39
Commission.......................       ii
Consumer Software Comparables....       32
Department of Justice............       41
DGCL.............................       68
Effective Time...................        3
Exchange Act.....................       ii
Exchange Agent...................       42
Exchange Ratio...................        3
FTC..............................       41
HSR Act..........................       41
Intuit...........................        i
Intuit Option....................        3
Intuit Shares....................        2
M/I..............................        i

              TERM                 PAGE DEFINED
- ---------------------------------  ------------
Merger...........................        i
Merger Agreements................        1
Microsoft........................        i
Microsoft Articles...............       68
Microsoft Average Closing
  Price..........................        3
Microsoft Preferred Shares.......       67
Microsoft Securities.............       67
Microsoft Shares.................        i
Morgan Stanley...................        2
Novell...........................        4
NPC..............................       16
OEM..............................       10
Parsons..........................       16
Personal Finance Software
  Business.......................       38
Productivity Software
  Comparables....................       32
Record Date......................        1
Registration Statement...........       ii
Reorganization...................       40
Reorganization Agreement.........        i
Securities Act...................       35
Special Meeting..................        1
Stockholder Agreements...........       35
Tax Opinions.....................       40
WBCA.............................       67

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus. This summary is not, and is not intended to be, complete in itself. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/ Prospectus and the attached Annexes, which stockholders of Intuit are encouraged to review. Unless otherwise defined in this summary, capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus.

INTRODUCTION...............  The Board of Directors of Intuit has unanimously approved and adopted the Reorganization Agreement, pursuant to which M/I will be merged with and into Intuit, if the stockholders of Intuit adopt the Merger by the requisite vote and certain other conditions are satisfied. Intuit will be the surviving corporation in the Merger as a wholly-owned subsidiary of Microsoft. A copy of the Reorganization Agreement is attached hereto as Annex A and incorporated herein by reference.

THE COMPANIES

Microsoft Corporation        Microsoft develops, manufactures, markets,
One Microsoft Way            licenses, and supports a wide range of software
Redmond, Washington 98052    products, including operating systems for personal
(206) 882-8080               computers (PCs), workstations, and servers;
                             business and consumer programs for productivity, reference, education, and entertainment; and software development tools. Microsoft also markets personal computer books and hardware, and is engaged in the research and potential development of advanced technology software products. See
                             "MICROSOFT'S BUSINESS."

Intuit Inc.                  Intuit develops, manufactures, markets, and
155 Linfield Avenue          supports software products that enable households
Menlo Park, CA 94025         and small businesses to automate commonly performed
(415) 329-2785               financial tasks, and markets and sells supplies
                             designed for use with Intuit's software products, including checks, invoices and forms. See "INTUIT'S
                             BUSINESS."


M/I Acquisition Corporation  M/I is a wholly-owned subsidiary of Microsoft
One Microsoft Way            formed solely for the purpose of the Merger and has
Redmond, Washington 98052    conducted no business.


THE INTUIT SPECIAL
STOCKHOLDERS MEETING.......  A special meeting of stockholders of Intuit (the
                             "Special Meeting") will be held on Monday, April 10, 1995, at 8:00 a.m. local time in the VMOVA Conference Room at 75 Willow Road, Menlo Park, California 94025. Stockholders of record of Intuit at the close of business on February 10, 1995 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. See "THE INTUIT SPECIAL STOCKHOLDERS MEETING."


  Purpose of the Meeting...  At the Special Meeting, Intuit stockholders will consider and vote upon a proposal to approve the Reorganization Agreement, a related Agreement of Merger between Intuit and M/I (collectively, with the Reorganization Agreement, the "Merger Agreements"), and the Merger. See "THE MERGER AND RELATED TRANSACTIONS."

  Vote Required............  Approval of the Merger Agreements and the Merger
                             will require the affirmative vote of the holders of a majority of the outstanding Intuit common stock, par value $.01 (each an "Intuit Share" and collectively the "Intuit Shares"), entitled to vote. See "THE INTUIT SPECIAL STOCKHOLDERS MEETING -- Vote Required."

BACKGROUND AND REASONS FOR
THE MERGER; RECOMMENDATION
  OF THE BOARD OF
  DIRECTORS................  The Board of Directors of Intuit has unanimously approved the Reorganization Agreement and the Merger, and has determined that the Merger is fair to and in the best interests of Intuit and its stockholders. The Intuit Board of Directors unanimously recommends approval of the Reorganization Agreement and the Merger by the Intuit stockholders. The primary factors considered and relied upon by the Intuit Board of Directors in reaching its recommendation are referred to in "THE MERGER AND RELATED TRANSACTIONS -- Intuit's Reasons for the Merger;" and "THE INTUIT SPECIAL STOCKHOLDERS MEETING -- Vote Required and Voting Intentions of Certain Stockholders."

INTEREST OF CERTAIN PERSONS
IN THE MERGER..............  As described below, certain Intuit management personnel have entered into employment and noncompetition agreements with Microsoft that will become effective upon consummation of the Merger. In addition, pursuant to the terms of a March 1994 employment agreement between Intuit and William V. Campbell, Intuit's President and Chief Executive Officer, 75,000 of Mr. Campbell's 300,000 Intuit stock options will vest upon consummation of the Merger. Pursuant to a September 1993 employment agreement between Intuit and William H. Lane III, Intuit's Chief Financial Officer, approximately 9,100 of Mr. Lane's 48,620 Intuit stock options will vest upon consummation of the Merger. Mr. Lane will also receive a $40,000 transition bonus from Microsoft. Messrs. Campbell and Lane and other officers of Intuit have entered into employment agreements with Microsoft under which they will be eligible to receive certain severance benefits in the event of termination of their employment. See "THE MERGER AND RELATED TRANSACTIONS -- Interests of Certain Persons in the Merger" and "-- Related Agreements -- Employment Agreements."

OPINION OF FINANCIAL
ADVISOR....................  Morgan Stanley & Co. Incorporated ("Morgan
                             Stanley") has rendered an opinion to the Intuit Board that, as of the date of such opinion, the consideration proposed to be received by Intuit stockholders in the Merger is fair from a financial point of view to the Intuit stockholders. See "THE MERGER AND RELATED TRANSACTIONS -- Opinion of Financial Advisor" and Annex B.

THE MERGER

  Effects of the Merger....  The Merger will be consummated promptly after
                             Intuit stockholder approval and the satisfaction or waiver of the other conditions to consummation of the Merger. Upon consummation of the Merger, Intuit will become a wholly-owned subsidiary of Microsoft. The Board of Directors and executive officers of Microsoft are not expected to change upon consummation of the Merger, except that Scott D. Cook, Intuit's Chairman, will become an Executive Vice President of Microsoft responsible for the development of Microsoft's products and strategic development relating to Electronic Commerce, Intuit's President and Chief Executive Officer, William V. Campbell, will become a Senior

                             Vice President of Microsoft, as well as continuing as chief executive officer of Intuit and will be responsible for Financial Products, a new division of Microsoft which will include the business of Intuit, and William H. Harris, Jr., an Executive Vice President of Intuit, will become a Vice President of Microsoft. Most of the executive officers of Intuit are expected to continue as officers of Intuit following the Merger. If the Merger is approved and consummated, the stockholders of Intuit will become shareholders of Microsoft (as described below), and their rights will be governed by Microsoft's Articles of Incorporation and Bylaws. See "COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTUIT AND MICROSOFT."

  Conversion of Shares.....  Upon the consummation of the Merger (the "Effective
                             Time"), each Intuit Share then issued and outstanding will cease to be outstanding and will be automatically converted into 1.336 Microsoft Shares (the "Exchange Ratio"), subject to a potential upward adjustment, as described below. Cash will be paid in lieu of issuing fractional shares. However, if the average closing price at which Microsoft Shares trade during the ten trading days ending two trading days prior to the closing of the Merger (the "Microsoft Average Closing Price") is less than $53.144 per share, then the Exchange Ratio will be increased from 1.336 to an adjusted Exchange Ratio obtained by dividing $71.00 by the Microsoft Average Closing Price and rounding to the third decimal point. Based upon the capitalization of Intuit and Microsoft as of February 7, 1995, and assuming each Intuit Share is converted into 1.336 Microsoft Shares, stockholders of Intuit will own Microsoft Shares representing approximately 4.5% of the Microsoft Shares outstanding immediately after consummation of the Merger, exclusive of any options to purchase Microsoft Shares. See "THE MERGER AND RELATED TRANSACTIONS -- General."

  Conversion of Intuit
    Stock Options..........  Upon the consummation of the Merger, each then outstanding option to purchase Intuit Shares (an "Intuit Option") will be assumed by Microsoft and will automatically be converted into an option to purchase a number of Microsoft Shares determined by multiplying the number of Intuit Shares subject to the Intuit Option by 1.336 (or the adjusted Exchange Ratio, if applicable), at an exercise price equal to the exercise price of the Intuit Option at the time of the Merger divided by 1.336 (or the adjusted Exchange Ratio, if applicable). To avoid fractional shares, the number of Microsoft Shares subject to a converted Intuit Option will be rounded to the nearest whole share. The other terms of the Intuit Options, including exercisability and vesting schedules, will, to the extent permitted by law and otherwise reasonably practicable, remain unchanged. Microsoft Shares issued upon exercise of the assumed Intuit Options will be registered with the Commission.

                             As of February 7, 1995, 3,067,622 Intuit Shares were subject to outstanding Intuit Options. After assumption of such Intuit Options in the Merger, 4,098,343 Microsoft Shares will be subject to such options (assuming the Exchange Ratio is 1.336).

  Effective Time...........  It is anticipated that the Merger will become effective as promptly as practicable after the requisite Intuit stockholder approval has been obtained and all other conditions to the Merger have been satisfied or waived.

  Exchange of
    Certificates...........  Promptly after the Effective Time, Intuit stockholders will receive a transmittal form that will contain instructions with respect to the surrender of certificates representing Intuit Shares to be exchanged for Microsoft Shares. INTUIT STOCK CERTIFICATES SHOULD NOT BE FORWARDED TO INTUIT OR MICROSOFT AND SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY. See "THE MERGER AND RELATED TRANSACTIONS -- Surrender of Certificates; Lost Certificates."

  Stockholder Agreements...  Certain stockholders of Intuit have agreed with
                             Microsoft that until the consummation of the Merger or the termination of the Reorganization Agreement in accordance with its terms, they will (i) vote their Intuit Shares in favor of the Merger and against any proposal made in opposition to or in competition with the Merger; and (ii) not solicit or encourage any offers competitive to the Merger. These agreements were entered into by ten stockholders of Intuit, including three directors, who on the Record Date together owned beneficially 7,549,560 Intuit Shares (approximately 37% of the Intuit Shares then outstanding). See "THE MERGER AND RELATED TRANSACTIONS -- Related Agreements."

  Employment Agreements....  Scott D. Cook, William V. Campbell, Mari Baker,
                             Eric C.W. Dunn, Mark R. Goines, William H. Harris, Jr., James J. Heeger, William H. Lane III, John Monson, Stephen D. Pelletier, William C. Shepard, and William L. Strauss have entered into employment and noncompetition agreements with Microsoft. See "THE MERGER AND RELATED TRANSACTIONS -- Related Agreements."

  Affiliates Agreements....  Certain officers, directors and stockholders of
                             Intuit have entered into agreements with Microsoft whereby they agreed not to sell, exchange, transfer, or otherwise reduce their risk or ownership of Intuit Shares during the time period required by the pooling of interests method of accounting and to limit their sales of Microsoft Shares following the Merger in order to comply with Rule 145 of the Commission. See "THE MERGER AND RELATED TRANSACTIONS -- Related Agreements."

  Agreement with Novell....  Microsoft has entered into an agreement (the "Money
                             Agreement") with Novell, Inc. ("Novell"), dated as of October 12, 1994, pursuant to which, and subject to the closing of the Reorganization Agreement, Microsoft has agreed to sell, transfer, convey and assign to Novell all right, title and interest in and to its Microsoft Money software business, including product code and documentation, related technology, relevant trademarks and marketing materials, together with various licenses and other contracts related to that business.

  Representations and
     Covenants.............  Under the Reorganization Agreement, Intuit and
                             Microsoft made a number of representations regarding their respective capital structures, their financial condition and other matters, including their authority to enter into the Reorganization Agreement and to consummate the Merger. Intuit agreed that, until the consummation of the Merger or the termination of the Reorganization Agreement, it will maintain its busi-ness, it will not take certain actions outside the ordinary course without Microsoft's consent and it will use its best efforts to consummate the Merger. Intuit has agreed not to initiate, solicit, or facilitate any proposals that compete with the Merger, except that Intuit will not be prevented from taking such actions if Intuit's directors determine in good faith after consultation with legal counsel that their fiduciary duties so require. Microsoft has agreed to use its best efforts to consummate the Merger and has made a commitment to Intuit that, if the Merger is consummated, benefits will be provided to Intuit employees that are in the aggregate substantially equivalent to the benefits provided to Microsoft employees and credit will be given for prior service as if such Intuit employees had been employed by Microsoft for the period for which they were employed by Intuit. Microsoft has agreed that it will use its best efforts to maintain Intuit's operations in the general areas of Menlo Park and San Diego, California for a period of approximately two years and has agreed to provide certain severance payments to any Intuit employee whose employment is terminated without cause within one year of the Merger. Microsoft also has agreed, if the Merger is consummated, that all rights to indemnification (including advancement of expenses) of present or former officers and directors of Intuit regarding actions taken prior to consummation of the Merger as provided in Intuit's Certificate of Incorporation or Bylaws and indemnification agreements will survive the Merger and remain in effect for six years and will be guaranteed by Microsoft. See "THE MERGER AND RELATED TRANSACTIONS -- Representations and Covenants."

  Conditions...............  The obligations of Microsoft and Intuit to consummate the Merger are subject to the satisfaction of certain conditions, any or all of which may be waived, including (i) the approval of Intuit's stockholders; (ii) obtaining of all required government consents, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (iii) the absence of any statute, rule, regulation, order, decree or injunction prohibiting the Merger; (iv) the absence of any governmental legal action challenging or seeking to restrain the Merger, seeking any material damages, or seeking to prohibit or impose any material limitations on the ownership or operation of, or compel the disposition of, Microsoft's or Intuit's personal finance software business. Other conditions include the accuracy of the other party's representations, the other party's performance of its covenants, and favorable legal opinions (including an opinion to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization). See "THE MERGER AND RELATED TRANSACTIONS -- Conditions to the Merger" and "INTUIT'S BUSINESS -- Legal Proceedings."


  Termination..............  The Reorganization Agreement may be terminated by the mutual agreement of the parties or by either party (i) as a result of a breach of a representation, warranty, covenant or agreement by the other party which has a material adverse effect on the business of Intuit or Microsoft and such breach has not been cured, or best efforts are not being employed to cure such breach, within 10 days after notice of such breach is given; (ii) if the Merger has not been consummated before May 30, 1995, subject to extension until August 29, 1995 if Intuit and Microsoft agree to pursue litigation against any administrative or judicial action or proceeding challenging the Merger as violative of any antitrust law; (iii) if Intuit stockholders have voted on but not approved the Merger; or (iv) if any permanent injunction preventing the Merger shall have become final and non-appealable. See "THE MERGER AND RELATED TRANSACTIONS -- Termination or Amendment."

  Termination Fee..........  The Reorganization Agreement also provides that, if
                             Microsoft is not then in material breach of the Reorganization Agreement, Intuit shall pay Microsoft a termination fee of $15 million if (i) Intuit's Board of Directors shall have withdrawn or modified, in a manner adverse to Microsoft, the Board's approval or recommendation of the Merger;
                             (ii) Intuit or its affiliates breach Intuit's covenant not to initiate, solicit or facilitate any proposal that competes with the Merger other than in the exercise of the fiduciary duties of the Board of Directors of Intuit; (iii) Microsoft terminates the Reorganization Agreement following a material breach by Intuit of its representations, warranties, covenants or agreements; or (iv) if Intuit shall agree with any person other than Microsoft to an agreement which results in a 50% or more change in the voting power of beneficial owners of Intuit before, or within six months after, termination of the Reorganization Agreement. See "THE MERGER AND RELATED TRANSACTIONS -- Termination or Amendment."

  Amendment................  The Reorganization Agreement may be amended by
                             Microsoft and Intuit at any time before or after approval of the Intuit stockholders, except that, after stockholder approval, no amendment may be made which by law requires the further approval of the Intuit stockholders without obtaining such approval. See "THE MERGER AND RELATED
                             TRANSACTIONS -- Termination or Amendment."

  No Dissenters' or
    Appraisal Rights.......  Stockholders of Intuit who dissent from the Merger will not be entitled to rights of appraisal under
                             Section 262 of the Delaware General Corporation Law. See "THE MERGER AND RELATED TRANSACTIONS -- No Dissenters' Rights;" and "COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTUIT AND MICROSOFT -- Appraisal or Dissenters' Rights."

  Certain U.S. Federal
    Income Tax Matters.....  The Merger is expected to be a tax-free reorganization for federal income tax purposes, so that no gain or loss will be recognized by Intuit stockholders on the exchange of Intuit Shares for Microsoft Shares, except to the extent that Intuit stockholders receive cash in the exchange (i.e., cash in lieu of fractional shares) as more fully described in "THE MERGER AND RELATED
                             TRANSACTIONS -- Certain Federal Income Tax
                             Matters." Intuit stockholders are urged to consult their own tax advisors regarding such tax consequences.

  Accounting Treatment.....  The Merger is expected to be treated as a pooling of interests for accounting purposes. It is a condition to the obligation of Microsoft to consummate the Merger that Microsoft receive a letter from Intuit's independent auditor, Ernst & Young LLP, addressed to Intuit, to the effect that the Merger will qualify for pooling of interest accounting treatment (without regard to any action or conduct of Microsoft). See

                             "THE MERGER AND RELATED
TRANSACTIONS -- Accounting Treatment."


EFFECT OF NONAPPROVAL......  If Intuit is unable to obtain approval by its stockholders before May 30, 1995 (or August 29, 1995 if Microsoft and Intuit have mutually agreed to pursue litigation against any action challenging the Merger as violative of antitrust laws), either Intuit or Microsoft may terminate the Reorganization Agreement. See "THE MERGER AND RELATED TRANSACTIONS -- Termination or Amendment."


MARKET PRICE DATA..........  At October 12, 1994, the last full trading day before announcement of the Merger, the closing prices of Microsoft and Intuit were $56.25 and $47.00, respectively. On February 7, 1995, the closing prices were $61.00 for Microsoft and $66.00 for Intuit. As of February 7, 1995, there were 670 stockholders of record who held Intuit Shares (although Intuit has been informed that there are in excess of 7,845 beneficial owners), as shown on the records of Intuit's transfer agent for such shares. Neither Intuit nor Microsoft has in the past paid cash dividends on its stock. See "COMPARATIVE MARKET PRICES."

                            SELECTED FINANCIAL DATA


     The following tables set forth selected financial data for Microsoft for the five fiscal years ended June 30, 1994 and the six months ended December 31, 1993 and 1994 and for Intuit for the four fiscal years ended September 30, 1993, the ten months ended July 31, 1994, and the three months ended October 31, 1993 and 1994. Effective August 1, 1994, Intuit changed its fiscal year end to July 31 from September 30. The selected financial data for Microsoft for the five fiscal years ended June 30, 1994 have been derived from financial statements audited by Deloitte & Touche LLP. The selected financial data for Intuit for the four fiscal years ended September 30, 1993 and the ten months ended July 31, 1994 have been derived from Intuit's financial statements audited by Ernst & Young LLP. The selected financial data for Microsoft for the six months ended December 31, 1993 and 1994 have been derived from unaudited financial statements of Microsoft and include, in the opinion of management of Microsoft, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for such periods. The selected financial data for Intuit for the three months ended October 31, 1993 and 1994 have been derived from unaudited financial statements of Intuit and include, in the opinion of management of Intuit, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for such periods. The selected financial data should be read in conjunction with the separate financial statements and notes thereto of Microsoft and Intuit. See "FINANCIAL STATEMENTS." This historical data are not necessarily indicative of the results to be expected if the Merger is consummated.


                                   MICROSOFT
                    (In millions, except earnings per share)


                                                                                                          SIX MONTHS ENDED
                                                                  YEAR ENDED JUNE 30                       DECEMBER 31(1)
                                                  --------------------------------------------------     -------------------
                                                   1990       1991       1992       1993       1994       1993         1994
                                                  ------     ------     ------     ------     ------     ------       ------
Net revenues..................................    $1,183     $1,843     $2,759     $3,753     $4,649     $2,112       $2,729
Net income....................................       279        463        708        953      1,146        528          689
Earnings per share............................      0.52       0.82       1.20       1.57       1.88       0.87         1.10
Cash and short-term investments...............       449        686      1,345      2,290      3,614         --        3,839
Total assets..................................     1,105      1,644      2,640      3,805      5,363         --        5,961
Stockholders' equity..........................       919      1,351      2,193      3,242      4,450         --        4,443


- ---------------

(1) Unaudited.

                                     INTUIT
                    (In millions, except earnings per share)

                                                                                                             THREE MONTHS
                                                                                            TEN MONTHS          ENDED
                                                          YEAR ENDED SEPTEMBER 30             ENDED         OCTOBER 31(1)
                                                    -----------------------------------      JULY 31       ----------------
                                                    1990      1991      1992      1993         1994        1993       1994
                                                    -----     -----     -----     -----     ----------     -----     ------
Net revenues......................................  $  33     $  45     $  84     $ 121      $    194      $  47     $   68
Charge for purchased research and development.....     --        --        --        --           151         --         44
Net income (loss).................................      4         4         5         8          (176)         7        (54)
Earnings (loss) per share.........................   0.36      0.42      0.50      0.74        (10.43)      0.61      (2.73)
Cash and short-term investments...................      4         7         9        40            84         --         34
Total assets......................................     13        19        32        83           245         --        267
Stockholders' equity..............................      8        12        17        49           186         --        169

- ---------------

(1) Unaudited.

                           COMPARATIVE MARKET PRICES

     The following table sets forth the high and low sales prices of Microsoft and Intuit Shares, traded as "national market securities" on The Nasdaq Stock Market under the symbols MSFT and INTU, respectively, for the periods indicated. The quotations are as reported in published financial sources.

                                                          MICROSOFT                 INTUIT
                                                     --------------------     -------------------
                                                       HIGH         LOW        HIGH         LOW
                                                     --------     -------     -------     -------
Calendar 1992
  Third Quarter....................................  $ 41.00      $32.75        *           *
  Fourth Quarter...................................  $ 47.50      $37.875       *           *

Calendar 1993
  First Quarter*...................................  $ 47.125     $38.375     $31.75      $27.75
  Second Quarter...................................  $ 49.00      $39.875     $33.50      $24.25
  Third Quarter....................................  $ 44.25      $35.125     $37.75      $28.25
  Fourth Quarter...................................  $ 43.25      $38.00      $46.00      $33.00

Calendar 1994
  First Quarter....................................  $ 44.625     $39.00      $48.625     $36.375
  Second Quarter...................................  $ 54.625     $41.00      $36.50      $27.25
  Third Quarter....................................  $ 59.25      $46.875     $44.25      $33.50
  Fourth Quarter...................................  $ 65.125     $53.875     $70.5625    $40.75

Calendar 1995
  First Quarter (through February 7, 1995).........  $ 65.25      $58.25      $70.25      $65.00

- ---------------

* Intuit Shares began trading on March 12, 1993, the date of Intuit's initial public offering.

     On October 12, 1994, the last full trading day before announcement of the Merger, the closing prices of Microsoft and Intuit were $56.25 and $47.00, respectively. On February 7, 1995, the closing prices were $61.00 for Microsoft and $66.00 for Intuit. As of February 7, 1995, there were 670 stockholders of record who held Intuit Shares (although Intuit has been informed that there are in excess of 7,845 beneficial owners), as shown on the records of Intuit's transfer agent for such shares. Neither Intuit nor Microsoft in the past has paid cash dividends on its stock.

                               FINANCIAL ANALYSIS

MICROSOFT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED JUNE 30, 1992, 1993 AND
1994

     Microsoft develops, manufactures, markets, licenses, and supports a wide range of software products, including operating systems for personal computers
(PCs), workstations, and servers; business and consumer programs for productivity, reference, education, and entertainment; and software development tools. Microsoft also markets personal computer books and hardware, and is engaged in the research and potential development of advanced technology software products.

     Net Revenues

                                                  1992      CHANGE      1993      CHANGE      1994
                                                 ------     ------     ------     ------     ------
Net revenues...................................  $2,759       36%      $3,753       24%      $4,649

     Software license volume (as opposed to price) increases have been the principal factor in Microsoft's revenue growth. The average selling price per license has decreased, primarily because of general shifts in sales mix from retail packaged products to licensing programs, from new products to product upgrades, and from stand-alone desktop applications programs to the Microsoft Office(R) integrated suite. Average revenue per license from original equipment manufacturer ("OEM") licenses and corporate license programs (such as Microsoft Select) is lower than average revenue per license from retail versions. Likewise, product upgrades have lower prices than new products. The price of Microsoft Office is less than the sum of the prices for the individual application programs included in this product when such programs are sold separately.

     Product groups. Operating systems product group revenues were $1,104 million, $1,267 million, and $1,519 million in 1992, 1993, and 1994. The MS-DOS(R) operating system is preinstalled on PCs by most OEMs, and revenues from such licenses increased steadily in both 1993 and 1994. Revenues from retail upgrade versions of MS-DOS decreased in 1994 after a strong increase in 1993. The MS-DOS 6 retail upgrade was released in 1993. No major upgrades of MS-DOS were released in 1994. The Microsoft Windows(R) operating system was an increasingly strong contributor to systems revenues as the number of new PCs preinstalled with Windows increased rapidly during the three-year period.

     Applications product group revenues were $1,401 million, $2,253 million, and $2,927 million in 1992, 1993, and 1994. Increases in applications revenues were led by strong sales of Microsoft Office. The Microsoft Office Standard product includes Microsoft Excel, Microsoft Word, the Microsoft PowerPoint(R) presentation graphics program, and a Microsoft Mail license, while the Microsoft Office Professional product also includes Microsoft Access(R) database. Sales of stand-alone versions of the Microsoft Excel spreadsheet and the Microsoft Word word processor increased in 1993 but decreased in 1994 as the sales mix continued to shift to integrated products.

     Microsoft Home, a broad range of products in Microsoft's consumer applications group, also showed continued growth. The Microsoft Home brand includes CD-ROM multimedia library titles and products for children's creativity, personal productivity, and entertainment.

     Windows-based software programs represented approximately 85% of applications revenues in 1994, up from 65% in 1992 and 75% in 1993.

     Hardware product group revenues were $254 million, $233 million, and $203 million in 1992, 1993, and 1994. The hardware product group's principal products are the Microsoft Mouse and BallPoint(R) Mouse pointing devices.

     Sales channels. Microsoft has four major channels of distribution including: finished goods sales in the U.S. and Canada, Europe, and Other International; and OEM. Sales in the finished goods channels are primarily to distributors and resellers. OEM channel revenues are license fees from original equipment manufacturers.

     U.S. and Canada channel revenues were $1,062 million, $1,371 million, and $1,575 million in 1992, 1993, and 1994.

     Revenues in Europe were $997 million, $1,259 million, and $1,363 million in 1992, 1993, and 1994. The 8% revenue growth rate in 1994 was lower than the 26% increase in 1993 because of general economic slowness and a more dramatic shift to corporate licensing programs in Europe than in other geographic areas.

     Other international channel revenues were $223 million in 1992, $392 million in 1993, and $532 million in 1994. Growth rates continue to be strong due to customer acceptance of newly localized products and early entrance into emerging markets.

     Microsoft's operating results are affected by foreign exchange rates. Approximately 46%, 44%, and 40% of Microsoft's revenues were collected in foreign currencies during 1992, 1993, and 1994. Since much of Microsoft's international manufacturing costs and operating expenses are also incurred in local currencies, the relative translation impact of exchange rates on net income is less than on revenues.

     Microsoft Select was introduced in 1993 and gained popularity in 1994. Select is a corporate license program under which large accounts download a contracted number of copies of specified software products. Average revenue per license under Select is lower than the average revenue per retail copy of the same product shipped through the finished goods channels, reflecting lower costs of distribution.

     OEM revenues grew 61% from the prior year to $1,179 million. OEM revenues were $477 million in 1992 and $731 million in 1993. The primary source of OEM revenues is licenses of operating systems, particularly MS-DOS and Microsoft Windows. During 1994, approximately 80% of Windows units were sold through the OEM channel, up from approximately 50% in 1992 and 75% in 1993.

     Cost of Revenues

                                                  1992      CHANGE      1993      CHANGE      1994
                                                 ------     ------     ------     ------     ------
Cost of revenues...............................  $  467       36%      $  633       21%      $  763
Percentage of net revenues.....................    16.9%                 16.9%                 16.4%

     Cost of revenues as a percentage of net revenues was 16.4% in 1994, down from 16.9% in 1992 and 1993. The percentage decreased due to lower disk prices from vendors and a greater percentage of sales of licenses to OEMs and corporations, offset by increased sales of lower-margin Microsoft Office and upgrade products.

     Operating Expenses

                                                  1992      CHANGE      1993      CHANGE      1994
                                                 ------     ------     ------     ------     ------
Research and development.......................  $  352       34%      $  470       30%      $  610
Percentage of net revenues.....................    12.8%                 12.5%                 13.1%

Sales and marketing............................  $  854       41%      $1,205       15%       1,384
Percentage of net revenues.....................    31.0%                 32.1%                 29.8%

General and administrative.....................  $   90       32%      $  119       39%      $  166
Percentage of net revenues.....................     3.3%                  3.2%                  3.6%

     Increases in research and development expenses resulted primarily from planned additions to Microsoft's software development and advanced technology staffs, as well as higher levels of third-party development costs.

     In 1994, sales and marketing expenses increased at a slower rate than revenues due to a concerted performance orientation at all sales sites with particular emphasis on slower headcount (personnel) growth. The increases in the absolute dollars of sales and marketing expenses in 1993 and 1994 were due to increased marketing programs and advertising for the launch of new products, planned hiring of marketing personnel, and continued development of Product Support Services.

     Increases in general and administrative expenses are primarily attributable to higher legal costs and growth in the systems and people necessary to support overall increases in the scope of Microsoft's operations.

     Nonoperating Income

                                                  1992      CHANGE      1993      CHANGE      1994
                                                 ------     ------     ------     ------     ------
Nonoperating income............................  $   45       67%      $   75       15%      $   86
Litigation charge..............................      --                    --                $   90

     The primary component of nonoperating income is interest income, which was $58 million, $83 million, and $104 million in 1992, 1993, and 1994. Increased interest income is the result of a larger investment portfolio generated by cash from operations, offset in both 1993 and 1994 by declining interest rates.

     In the third quarter of 1994, Microsoft recorded a $120 million charge to reflect the estimated impact of a jury verdict in the Stac Electronics patent litigation and related expenses. In June 1994, Microsoft reached an agreement with Stac to settle the litigation and adjusted its estimate accordingly, resulting in a credit of $30 million in the fourth quarter and a net pretax charge of $90 million for the year.

     Provision for Income Taxes

                                                  1992      CHANGE      1993      CHANGE      1994
                                                 ------     ------     ------     ------     ------
Provision for income taxes.....................  $  333       35%      $  448       29%      $  576
Effective tax rate.............................    32.0%                 32.0%                 33.5%

     The effective tax rate increased in 1994 primarily because of an increase in the U.S. statutory income tax rate. The Notes to Financial Statements at Page F-9 describe the differences between the U.S. statutory and effective income tax rates.

     Net Income and Earnings Per Share

                                                  1992      CHANGE      1993      CHANGE      1994
                                                 ------     ------     ------     ------     ------
Net income.....................................  $  708       35%      $  953       20%      $1,146
Percentage of net revenues.....................    25.7%                 25.4%                 24.7%
Earnings per share.............................  $ 1.20       31%      $ 1.57       20%      $ 1.88

     Net income as a percentage of net revenues decreased in 1994, primarily due to the Stac Electronics patent litigation charge and increased research and development expenses, offset by the lower relative level of sales and marketing expenses. The slight percentage decrease in 1993 from 1992 was attributable to higher relative sales and marketing expenditures.

     Outlook: Issues and Risks

     The following issues and risks, among others, should also be considered in evaluating Microsoft's outlook.

     Rapid technological change and intense competition. The highly volatile personal computer software industry is characterized by rapid technological change, intense competition, and uncertainty as to the widespread acceptance of new products. See "MICROSOFT'S BUSINESS -- Competition."

     Long-term investment cycle. Developing, manufacturing, and licensing software is expensive and the investment in product development often involves a long pay-back cycle. Microsoft began investing in the principal products that are significant to its current revenues in the early 1980s. Microsoft's plans for 1995 include significant investments in software research and development and related product opportunities from which significant revenues are not anticipated for a number of years. As discussed above, spending for research and development increased during 1994 and 1993. Management expects total spending for research and development in 1995 to increase over spending in 1994.

     Product ship schedules. Delays in the release of new products can cause operational inefficiencies that impact manufacturing capabilities, distribution logistics, and telephone support staffing.

     Microsoft Office. Revenues from Microsoft Office may increase as a percentage of total revenues in 1995. The price of Microsoft Office is less than the sum of the prices for the individual application programs included in this product when such programs are sold separately.

     Prices. Future prices Microsoft is able to obtain for its products may decrease from historical levels depending upon market or other cost factors.

     Saturation. Product upgrades, enabling users to upgrade from earlier versions of Microsoft products or from competitors' products, have lower prices than new products. As the desktop PC software market becomes saturated, the sales mix shifts from standard products to upgrade products. This trend is expected to continue in 1995.

     Introductory pricing. Microsoft recently offered the Microsoft Access database product at a low introductory price. This practice may continue with other new product offerings.

     Channel mix. Average revenue per license is lower from OEM licenses than from retail versions, reflecting the relatively lower direct costs of operations in the OEM channel. An increasingly higher percentage of revenues was achieved through the OEM channel during 1993 and 1994.

     Volume discounts. In 1994, unit sales increased under Microsoft Select, a large account program designed to permit large organizations to license Microsoft products. Average revenue per copy from Microsoft Select license programs is lower than average revenue per copy from retail versions shipped through the finished goods channels.

     Foreign exchange. A large percentage of Microsoft sales are transacted in local currencies. As a result, Microsoft revenues are subject to foreign exchange rate fluctuations. See "MICROSOFT FINANCIAL STATEMENTS -- Notes to Financial Statements."

     Cost of revenues. Although cost of revenues as a percentage of net revenues was relatively consistent in 1993 and 1994, it varies with channel mix and product mix within channels. Changes in channel and product mix, as well as in the cost of product components, may affect cost of revenues as a percentage of net revenues in 1995.

     Sales and marketing and support investments. Microsoft's plans for 1995 include continued investments in its sales and marketing and support groups. Competitors may be able to enter the market without making investments of such scale.

     Accounting standards. Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have a negative impact on Microsoft's future reported earnings.

     Intellectual property rights. Microsoft diligently defends its intellectual property rights, but unlicensed copying of software represents a loss of revenues to Microsoft. While this adversely affects U.S. revenues, revenue loss is more serious outside of the U.S., particularly in certain countries where laws are less protective of intellectual property rights. Throughout the world, Microsoft actively educates consumers on the benefits of purchasing genuine products and educates lawmakers on the advantages of a business climate where intellectual property is protected. There can be no assurance that continued efforts will affect revenues positively. Further, Microsoft's products may from time to time inadvertently infringe on intellectual property rights of others, potentially requiring Microsoft to pay damages or license fees or incur substantial costs to redesign its products.

     Growth rates. Management believes Microsoft's recent revenue growth rates are not sustainable. Operating expenses as a percentage of revenues may increase in 1995 because of the above factors.

     Litigation. Litigation regarding intellectual property rights, patents, and copyrights is increasing in the PC software industry. In addition, there are other general corporate legal risks. See "Notes To Financial Statements" regarding contingencies related to government regulation and legal proceedings.


     RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 1993 AND 1994


     Net Revenues


     Revenues for the first half of fiscal 1995 increased 29% over revenues for the first half of fiscal 1994.


     Product Groups


     Systems product group revenues are primarily from licenses of personal operating systems and business systems with client-server architectures. Systems revenues were $963 million in the first six months of 1995, compared to $724 million recorded in the same period of 1994, an increase of 33%. Revenues generated by both Microsoft MS-DOS and Microsoft Windows operating systems increased from the prior year, primarily through the original equipment manufacturer channel. During the first half of 1995, more than 80% of Windows units were licensed through the OEM channel.



     Applications product group revenues include licenses of desktop productivity, consumer, and developer programs. Applications revenues were $1.64 billion in the first half of 1995, increasing 28% from $1.28 billion in the first half of 1994. Increases in applications revenues were led by sales of Microsoft Office. Additionally, during the first quarter of 1995, Microsoft released new Macintosh-based versions of Microsoft Excel, Microsoft Word, and Microsoft PowerPoint.

     Hardware revenues were $123 million and $104 million in the first six months of 1995 and 1994.



     Sales Channels. OEM revenues (primarily personal operating systems) grew 40% to $733 million from the $523 million recorded in the comparable period of the prior year. MS-DOS continues to be pre-installed on many PCs sold by original equipment manufacturers. In addition, many major OEMs are also preinstalling the Microsoft Windows operating system on PCs, leading to increased revenues through the OEM channel.



     Revenues in the U.S. and Canada were $914 million in the first half of 1995 compared to $751 million in 1994, an increase of 22%. The latest version of Microsoft Office for Windows was introduced in the U.S. during the first half of the prior year. Revenues in Europe were $688 million in the first half of 1995 compared to $598 million the prior year. Rates of growth for the European channel have been lower than other retail channels of distribution due to general economic slowness and a more dramatic shift to corporate licensing in Europe. Other International channel revenues showed strong growth, increasing to $394 million in the first six months of 1995 from $240 million in the first six months of 1994. Growth rates continue to be strong due to customer acceptance of newly localized products and early entrance into emerging markets.


     Cost of Revenues, Operating Expenses, and Income Taxes


     Cost of revenues as a percentage of revenues was 15.0% in the first half of 1995, compared to 16.3% in the first half of 1994. Contributing to the decrease were lower disk prices and a shift to more revenues from OEM and corporate license programs. While license programs carry lower per unit prices than retail versions shipped through the finished goods channels, there is little cost of revenues associated with such programs.



     Research and development expenses increased 33% to $377 million, or 13.8% of revenues in the first six months of 1995 from $284 million, or 13.4% of revenues in the corresponding six months of 1994. The increase in research and development expenses resulted primarily from planned hiring of software developers and higher levels of third-party development costs.



     Sales and marketing expenses increased 35% to $874 million from $649 million in the comparable six month period. As a percentage of revenues, sales and marketing expenses were 32.0% and 30.7% in the respective first halves of 1995 and 1994. The increase in absolute amounts of sales and marketing expenses was primarily due to increased marketing costs and headcount related expenses.



     General and administrative expenses were 4.1% of revenues in the first half of 1995 and 3.6% of revenues in the first half of 1994.



     Net interest income increased as a result of a larger investment portfolio generated by cash from operations combined with slightly higher interest rates.



     The effective income tax rate was 33% in the first half of 1995, compared to 34% in the same period of 1994.


     Net Income


     Net income for the first half of 1995 was $689 million. Net income as a percentage of revenues was 25.2% in the first half of 1995, compared with 25.0% in the first half of 1994. The slight increase was the result of lower cost of revenues and higher interest income percentages offset by higher levels of operating expenses.


     FINANCIAL CONDITION


     Microsoft's cash and short-term investment portfolio totaled $3.8 billion at December 31, 1994 and represented 64% of total assets. The portfolio is diversified among security types, industries, and individual issuers. Microsoft's investments are investment grade and liquid. The portfolio, while invested predominantly in U.S. dollar denominated securities, also includes foreign currency positions in anticipation of continued international expansion. Microsoft's portfolio is invested in short-term securities to minimize interest rate risk and to facilitate rapid deployment in the event of immediate cash needs.



     Microsoft has no material long-term debt. The Company has available $70 million of standby multicurrency lines of credit. These lines support foreign currency hedging and international cash management. Stockholders' equity at December 31, 1994 exceeded $4 billion.

     Cash generated from operations has been sufficient historically to fund Microsoft's investment in research and development activities and facilities expansion. As Microsoft grows, investments will continue in research and development in existing and advanced areas of technology. Microsoft's cash will be used to acquire technology or other businesses and to fund strategic ventures. Additions to property, plant, and equipment are expected to continue, including facilities and computer systems for research and development, sales and marketing, product support, and administrative staff. On December 31, 1994, commitments related to the construction of new buildings approximated $235 million. See "MICROSOFT'S BUSINESS -- Properties."



     The exercise of stock options by employees provides additional cash. These proceeds have been used in Microsoft's open market stock repurchase program through which Microsoft provides shares for stock option and stock purchase plans. This practice is continuing in 1995. Additionally, Microsoft enhanced its stock repurchase program by selling put warrants during the first half of 1995. See "MICROSOFT FINANCIAL STATEMENTS -- Notes to Financial Statements."



     Management believes existing cash and short-term investments together with funds generated from operations should be sufficient to meet Microsoft's operating requirements for the next 12 months. Microsoft's cash and short-term investments are also managed so as to be available for such other strategic investment opportunities or other potential large-scale cash needs as might arise in pursuit of Microsoft's long-term strategies. Additionally, on October 28, 1994, Microsoft shareholders authorized Microsoft to issue up to 100 million shares of preferred stock, which may be used by Microsoft for any proper corporate purpose.


     WINDOWS 95 AVAILABILITY

     Microsoft is developing a new personal operating system, designed to replace MS-DOS, Windows, and Windows for Workgroups, as Microsoft's desktop operating system offering. Microsoft has consistently cautioned that it will not ship its new products until vigorous beta testing has been completed and management believes the products are ready for customers. Recently, Microsoft announced that Windows 95 may not be available in retail stores before August 1995. As a result, the majority of revenues associated with Windows 95 will occur in Microsoft's fiscal 1996 and later years.

     EFFECTS OF THE MERGER


     If the Merger is approved, Intuit would become a wholly owned subsidiary of Microsoft whose financial statements would be part of Microsoft's consolidated financial statements. Microsoft's historical financial statements will be restated and presented as if Microsoft and Intuit had been combined for all periods presented. Microsoft's historical results of operations will not be materially impacted by the restatement, except for the periods when Intuit recorded one-time charges for purchased in-process research and development in connection with the acquisitions of ChipSoft, Inc. and Parsons Technology, Inc. When Intuit completed its acquisition of ChipSoft, Inc. in December 1993, Intuit recorded a charge of $151 million. Such charge will reduce Microsoft's restated earnings per share approximately $0.24 for the quarter ended December 31, 1993. When Intuit completed its acquisition of Parsons Technology, Inc. in September 1994, Intuit recorded a charge of $44 million. Such charge will reduce Microsoft's restated earnings per share approximately $0.07 for the quarter ended September 30, 1994. For future periods, the near-term effect of the Merger is expected to be slightly dilutive to Microsoft's earnings per share but is not expected to have a material impact on Microsoft's liquidity or capital resources.


INTUIT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE YEAR ENDED JULY 31, 1994 AND THE TWO YEARS ENDED SEPTEMBER 30, 1993

     Proposed Merger with Microsoft Corporation

     On October 13, 1994, Intuit entered into an agreement and plan of reorganization with Microsoft pursuant to which Intuit would become a wholly-owned subsidiary of Microsoft whose financial statements would be part of Microsoft's consolidated financial statements, as described in this Proxy Statement/Prospectus. See "THE MERGER AND RELATED TRANSACTIONS."

     Acquisitions

     On December 12, 1993, Intuit completed its merger with ChipSoft, Inc. ("ChipSoft"). The total purchase price of the merger was $306.4 million in common stock, stock options and acquisition costs

($255.3 million net of tangible assets acquired). The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their independently appraised fair values at the date of the acquisition. Of the purchase price, $150.5 million was allocated to in-process research and development, $33.5 million to intangible assets and $82.3 million to goodwill, including approximately $11 million relating to the tax effecting of identified intangibles. The amount of the purchase price allocated to in-process research and development was charged to Intuit's operations. To date, there have not been any significant variances between the actual cash flows arising from the purchased in-process research and development and the projected cash flow estimates used in determining the valuation that were made at the date of acquisition. In addition to the in-process research and development charge, Intuit incurred merger-related charges of approximately $20.4 million during the ten months ended July 31, 1994, of which $13 million related to the termination of Intuit's agreement to acquire Legal Knowledge Systems, Inc. The remaining merger-related liabilities at July 31, 1994 include provisions to complete the consolidation of facilities and elimination of redundancies by integrating business functions, including customer service, technical support and information systems. Results of operations in "SELECTED FINANCIAL DATA -- INTUIT" and in Intuit's consolidated financial statements appearing elsewhere in this Proxy Statement/Prospectus include ChipSoft from the date of acquisition.

     In April 1994, Intuit acquired certain assets of the professional tax preparation business of Best Programs, Inc. ("Best") for an initial purchase price of $6.5 million in cash. Up to two additional annual cash "earn out" payments (not to exceed a total of $7.5 million) may become due to Best, depending on the number of Best customers who purchase Intuit's professional tax products during the two years following the acquisition. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the purchase price, $5.8 million was allocated to intangible assets.

     In July 1994, Intuit completed its acquisition of National Payment Clearinghouse, Inc. ("NPC"), for consideration of $7.6 million in common stock and cash. NPC provides electronic banking, bill payment and stock quote retrieval services to consumers via their modems and personal computers. The acquisition was treated as a purchase for accounting purposes and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the purchase price, $1.4 million was allocated to in-process research and development, $6.0 million to intangible assets and $2.1 million to goodwill. The amount of the purchase price allocated to in-process research and development was charged to Intuit's operations in the ten months ended July 31, 1994. Results of operations include NPC from the date of acquisition.

     On September 27, 1994, Intuit completed its acquisition of Parsons Technology, Inc. ("Parsons"), a privately-held consumer software publisher, pursuant to which Parsons became a wholly-owned subsidiary of Intuit. Under the terms of the agreement, Intuit paid Parsons' shareholders approximately $28.8 million in cash and issued to Parsons' shareholders approximately 900,000 Intuit Shares. The transaction, which was accounted for as a purchase, had an aggregate purchase price of approximately $67.3 million, which in addition to the above amounts, includes approximately $2.7 million in cash and 69,019 shares of Intuit common stock that will be paid as deferred compensation for certain non-competition agreements. Of the purchase price, approximately $44.0 million was allocated to in-process research and development. The remaining purchase price was allocated as follows, along with the corresponding attributed life: goodwill of $9.9 million (3 years), purchased technology of $2.6 million (1 year), customer lists of $4.6 million (3 years), and other intangibles of $6.8 million (2-4 years). The amount allocated to in-process research and development was written-off in the quarter ended October 31, 1994. Results of operations include Parsons from the date of acquisition.

     Consistent with Intuit's tests for internally developed software, Intuit determined the amounts to be allocated to developed and in-process technology based on whether technological feasibility had been achieved and whether there was any alternative future use for the technology. Due to the absence of detailed program designs, evidence of technological feasibility was established through the existence of a completed working model at which point functions, features and technical performance requirements can be demonstrated. As of the date of the acquisition, Intuit concluded that the in-process technology had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage.

     The costs to complete the development of in-process technology acquired in the Parsons' acquisition are anticipated to total approximately $1.7 million, consisting of approximately 100,000 hours of development time. These costs are expected to be incurred in fiscal 1995. In estimating these costs, Intuit considered such factors as the number of developer days committed to the project and the average fully burdened salary of employees involved in programming, quality assurance, and publications/graphics required to complete product development.

     Merger-related costs reduced net income by $198.8 million for the ten months ended July 31, 1994. Assuming no additional acquisitions other than those discussed above and no impairment of value causing an acceleration of amortization, the net income effect of future amortization is anticipated to be approximately $41.7 million, $36.8 million, $17.4 million, $3.1 million, and $1.2 million for the years ended July 31, 1995 through 1999, respectively. Given the high levels of non-cash amortization expense arising from the various acquisitions discussed above, Intuit may report significant net losses for fiscal 1995 and fiscal 1996.

     Although Intuit believes the above acquisitions were in the best interests of Intuit and its stockholders, there are significant risks associated with these transactions, including but not limited to: (i) potential difficulties in continued integration of the companies; (ii) difficulties or delays in achieving product integration benefits; and (iii) increased competition from tax software competitors. Intuit will continue to look for similar acquisitions, investments or strategic alliances which it believes will complement its overall business strategy.

     FISCAL YEAR CHANGE

     Effective August 1, 1994, Intuit changed its fiscal year from September 30 to July 31 in order to better align its financial reporting cycle with the business cycles of its tax and finance software products. Consequently, Intuit's consolidated financial statements included in this Proxy Statement/Prospectus reflect the ten month period ended July 31, 1994 and the two years ended September 30, 1993 and 1992.

     RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED JULY 31, 1994 AND 1993

     Management of Intuit believes that a comparison of the fiscal 1994 ten-month period to the fiscal 1993 twelve-month period is not meaningful because of the difference in the length of reported periods. Therefore, this discussion and analysis of results of operations compares the unaudited twelve-month periods ended July 31, 1994 and 1993 to present periods that are of comparable length and are consistent with future reporting periods. Due to the favorable timing of the merger with ChipSoft, the results for the twelve months ended July 31, 1994 include substantially all of ChipSoft's 1994 tax season revenues. However, ChipSoft's seasonally low revenues and operating expenses for the period prior to December 13, 1993 are not reflected in Intuit's reported results, and thus the period is not representative of business results anticipated for the combined companies for the entire twelve months.

     Intuit's business is highly seasonal due to consumer buying patterns and the nature of Intuit's products. Intuit has experienced, and expects to continue to experience, significant fluctuations in its quarterly revenues and operating income. In particular, Intuit realizes a large majority of its revenue in the period from October through March due to product launch timing in the personal and small business finance software products, and the calendar year-end holiday and tax return preparation seasons. The ChipSoft acquisition heightened this seasonality effect as substantially all tax-related revenue occurs during the January and April quarters. As a result of this seasonality, Intuit may report losses before merger-related costs and amortization in the July and October quarters. A number of other factors, including consumer buying patterns, the number and timing of new product introductions by Intuit and its competitors, product shipments, product returns, marketing expenditures, (such as discretionary television or direct mail advertising), support expenditures, research and development expenditures and promotional programs, including rebate offers, may also cause significant fluctuations in Intuit's quarterly revenues and operating results.

     Set forth below are certain consolidated statement of operations data (unaudited) as a percentage of net revenue for the twelve months ended July 31, 1994 and 1993.

                                                       TWELVE MONTHS ENDED JULY 31
                                                    ----------------------------------     PERCENT
                                                         1993               1994            CHANGE
                                                    --------------     ---------------     --------
                                                    (DOLLARS IN MILLIONS)
Net revenue:
  Software........................................  $ 71.7      67%    $ 180.2      81%       151%
  Supplies........................................    35.3      33        43.2      19         22
                                                    ------     ---     -------     ---
                                                     107.0     100       223.4     100        109
Costs and expenses:
  Cost of goods sold:
     Product......................................    35.8      33        58.9      26         65
     Amortization of purchased software and
       other......................................      --      --        18.6       8         --
  Customer service and technical support..........    21.6      20        39.2      18         81
  Selling and marketing...........................    24.7      23        49.5      22        100
  Research and development........................    11.3      11        24.5      11        117
  General and administrative......................     4.0       4        12.5       6        213
  Charge for purchased research and development...      --      --       151.9      68         --
  Other merger costs, including amortization of
     goodwill and purchased intangibles...........      --      --        40.4      18         --
                                                    ------     ---     -------     ---
                                                      97.4      91       395.5     177        306
                                                    ------     ---     -------     ---
Income (loss) from operations.....................     9.6       9      (172.1)    (77)        --
Interest income, net..............................     0.4      --         2.7       1         --
                                                    ------     ---     -------
Income (loss) before income taxes.................    10.0       9      (169.4)    (76)        --
Provision for income taxes........................     3.9       4         3.8       2         --
                                                    ------     ---     -------     ---
Net income (loss).................................  $  6.1       6%    $(173.2)    (78)%       --
                                                    ======     ===     =======     ===

     Net Revenue

     Net revenue for the twelve months ended July 31, 1994 increased 109% to $223.4 million over $107.0 million in the comparable period in 1993. The increase was primarily due to the inclusion of $67.8 million in net revenue from ChipSoft operations after December 12, 1993, as well as upgrade releases in the October and January quarters, higher average selling prices for certain business and personal finance products, and, to a smaller extent, international revenues, which increased by $4.8 million. Although Intuit's 1994 results include significant tax product revenue as a result of the ChipSoft acquisition, the rate of growth in the tax product business was slower than ChipSoft experienced in the previous year, primarily as a result of increased competition and industry mergers. Additionally, Intuit's personal tax products did not win certain "ease of use" awards that had been received by ChipSoft in previous years, which may have contributed to the slower revenue growth. As Intuit's core product lines have matured, the ratio of upgrade sales to full product sales has increased, negatively affecting average selling prices. Supplies revenue has been experiencing slower growth than in the past. The shift in software revenues to upgrade sales contributes to slower growth of potential supplies customers. Intuit also faces increased competition and pricing pressures. Due to the seasonality of Intuit's software sales, the proportion of sales represented by supplies will vary considerably throughout the year.

     Revenue is generally recognized at the time of shipment, net of allowances for estimated future returns and for excess quantities in distribution channels, provided that no significant vendor obligations exist and collection of accounts receivable is probable. Provisions for estimated future returns have increased at a higher rate than the increase in gross revenues, primarily because of customer buying patterns for the tax-related products. The selling season for tax products lasts only a few months, and it is Intuit's policy to stock distributors and resellers at a level that reduces out-of-stock situations during the limited tax season. This policy results in a higher rate of returns for tax products after the end of the tax season. Advance payments are recorded as deferred revenue until the products are shipped. Rebate rights are accounted for at the time revenue is recognized. Intuit provides warranty reserves at the time revenue is recognized for the estimated cost of replacing defective products.

     The software industry, including Intuit, is increasingly selling products through methods that differ from the traditional packaged retail product channel, such as OEM or "bundling" products for a single low price. This strategy, while it introduces new customers to the product, also significantly reduces the average selling price. The software industry, including Intuit, has experienced a significant platform shift from DOS to Windows. Although Intuit achieved higher average selling prices for certain finance product lines in the twelve months ended July 31, 1994, there is increased competition on the Windows platform, including lower-priced products which compete with Intuit's software.

     As platform shifts continue to occur, there are risks that competitors could introduce new products before Intuit's products are available on a particular platform, or that customers may not accept a platform that Intuit has chosen or will choose to pursue. Further consolidation of the software industry or changes in the personal computer industry could lead to stiffer competition in innovation and pricing strategies. Intuit cannot quantify how much these factors have affected or will affect its business.

     Cost of Goods Sold

     Cost of goods sold increased to 34% of revenue for the twelve months ended July 31, 1994, from 33% for the prior year period. Cost of goods sold includes amortization and other merger-related costs of $18.6 million for the twelve months ended July 31, 1994. Intuit anticipates that cost of goods sold will be impacted by approximately $11.2 million of amortization costs in fiscal 1995. Excluding merger costs, cost of goods sold would have been 26% of revenue for the period ended July 31, 1994.

     Software cost of goods sold, excluding amortization and other merger-related costs, decreased to 21% of software revenue for the twelve months ended July 31, 1994, from 26% in the previous year. The margin improvement resulted from sales of tax products subsequent to the ChipSoft acquisition in December 1993 and, to a lesser extent, from an increase in average selling prices for certain products and lower materials costs. Supplies cost of goods sold was 49% of supplies revenue for both twelve month periods ended July 31, 1994 and 1993. Margin improvements were achieved from (i) fulfillment efficiencies, (ii) a shift in the product mix to higher-margin business supplies, and (iii) a pricing promotion in fiscal 1993 that was not repeated in fiscal 1994. The improvements were partially offset by margin declines from pricing pressures. Intuit plans to continue to take actions to reduce the materials costs of all its products. However, there can be no assurance that margin improvements will be achieved.

     Reserves are provided for quantities of current product versions that are considered excess and for inventories of all previous versions of products at the time new product versions are introduced.

     Operating Expenses

     Customer service and technical support costs decreased to 18% of revenue in the twelve months ended July 31, 1994, from 20% in the prior year. Intuit incurs a fixed base of support costs, which are augmented by temporary help and outside services during periods of seasonally higher sales. Due to the favorable timing of the ChipSoft merger, ChipSoft's seasonally low revenues and costs of operations from August 1, through December 12, 1993 are not reflected in Intuit's results for the twelve months ended July 31, 1994. As a result, 18% of revenue is not indicative of the level of such costs which should be anticipated for the combined companies. Additional costs incurred to improve the quality of customer service were offset by higher average selling prices. Intuit has announced plans to move certain support functions to lower cost locations. However, there is no assurance that future cost savings will be achieved. Intuit expects that customer service levels will not be interrupted during the transition, although there is no assurance that current service levels will be maintained. The post contract customer support costs are included in customer service and technical support expenses and are not included in cost of goods sold.

     Selling and marketing expenses decreased to 22% of revenue for the twelve months ended July 31, 1994, from 23% of revenue in the prior year. Due to the favorable timing of the ChipSoft merger, ChipSoft's seasonally low revenues and costs of operations from August 1 through December 12, 1993 are not reflected in Intuit's results. Intuit's marketing costs for business and personal finance products increased over fiscal 1993, primarily as a result of increased advertising expenditures for additional campaigns.

     Research and development expenses were 11% of net revenue for both twelve-month periods ended July 31, 1994 and 1993. Intuit experiences a relatively constant level of research and development expenses throughout the year. Due to the favorable timing of the ChipSoft merger, ChipSoft's seasonally low revenues and costs of operations from August 1, through December 12, 1993 are not reflected in Intuit's results. As a result, 11% is not indicative of the level of research and development costs which should be anticipated for the combined companies. Intuit expects significant growth of research and development spending as a percent of revenue due to development efforts on new and existing products, including foreign versions of its products. While Intuit believes there are opportunities in international markets, there is no assurance Intuit's products will be accepted. Furthermore, there is no assurance that Intuit's new or upgraded products will be accepted, will not be delayed or canceled, or will not contain errors or "bugs" that could affect the performance of the products or cause damage to a user's data. If any of these events occur, Intuit may experience reduced revenue, lose market share and incur costs to issue maintenance releases or refunds, or provide more technical support.

     General and administrative expenses increased to 6% of revenues for the twelve months ended July 31, 1994, from 4% in the prior year. The increase is due to costs associated with being a public company and adding senior management personnel and infrastructure.

     Net Interest Income and Income Taxes

     Net interest income increased to $2.7 million for the twelve months ended July 31, 1994, compared to $0.4 million in the prior year. The increase is due to higher cash balances, primarily as a result of Intuit's initial public offering in March 1993 and the ChipSoft merger in December 1993.

     For the twelve months ended July 31, 1994, Intuit provided income taxes of $3.8 million on a pretax loss of $169.4 million. The income tax provision on the loss occurred because the in-process research and development costs, certain merger costs, and the goodwill amortization are nondeductible for tax purposes. There was no valuation allowance for deferred tax assets of $8.7 million at July 31, 1994 based on management's assessment that current levels of taxable income will be sufficient to realize the net deferred tax asset.

     RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1993 AND
1992

     Set forth below are certain consolidated statement of operations data as a percentage of net revenue for the periods indicated:

                                                     TWELVE MONTHS ENDED SEPTEMBER 30
                                                   ------------------------------------     PERCENT
                                                        1992                 1993            CHANGE
                                                   ---------------     ----------------     --------
                                                          (DOLLARS IN MILLIONS)
Net revenue......................................  $83.8     100.0%    $121.4     100.0%       45%
Costs and expenses:
  Cost of goods sold.............................   29.1      34.7       39.2      32.3        35
  Customer service and technical support.........   15.0      18.0       22.6      18.6        50
  Selling and marketing..........................   20.9      24.8       28.6      23.5        37
  Research and development.......................    8.0       9.6       12.5      10.3        56
  General and administrative.....................    2.9       3.5        5.3       4.4        81
                                                   -----     -----     ------     -----
Total costs and expenses.........................   75.9      90.6      108.2      89.1        42
                                                   -----     -----     ------     -----
Income from operations...........................    7.9       9.4       13.2      10.9        68
Interest income, net.............................    0.3       0.3        0.5       0.4        67
                                                   -----     -----     ------     -----
Income before income taxes.......................    8.2       9.7       13.7      11.3        67
Provision for income taxes.......................    2.9       3.4        5.3       4.4        83
                                                   -----     -----     ------     -----
Net income.......................................  $ 5.3       6.3%    $  8.4       6.9%       59
                                                   =====     =====     ======     =====

     Net Revenue

     Intuit's net revenue increased 44.8% in fiscal 1993 from fiscal 1992. Net revenue increased primarily due to increased aggregate unit sales of Intuit's software products, increased aggregate unit sales of supplies and introductions of new products. Software products accounted for 68.3% and 68.5% of Intuit's net revenue in fiscal 1993 and 1992, respectively; supplies and services accounted for the remainder of net revenue.

     The increase in net revenue in fiscal 1993 from fiscal 1992 resulted primarily from unit volume increases, and secondarily from increases in the average selling prices. Average selling prices for supplies were somewhat lower in fiscal 1993 than in fiscal 1992 due to the impact of promotional activities during the first half of fiscal 1993.

     Cost of Goods Sold

     Intuit's cost of goods sold as a percentage of net sales decreased to 32.3% in fiscal 1993 from 34.7% in fiscal 1992. This decrease was caused primarily by the changeover to 3.5" diskette-only packages (as opposed to "dual-packing" with both 3.5" and 5.25" diskettes) for Intuit's Windows-compatible software products and by lower diskette purchase prices.

     Net software revenue less cost of goods sold was 75.7% and 73.5% of net revenue in fiscal 1993 and fiscal 1992, respectively. Intuit's net supplies revenue less cost of goods sold were 48.1% and 47.4% of net revenue in fiscal 1993 and 1992, respectively. The fluctuations in supplies product net sales less cost of goods sold were primarily a function of shifts in product mix and promotional pricing.

     Operating Expenses

     Customer service and technical support expenses increased in fiscal year 1993 from 1992 to 18.6% from 18.0% of net revenue. Customer service costs increased due to the introduction and subsequent volume growth of small business finance products which required significantly more technical support than personal finance products. In addition, support costs for small business finance DOS products during fiscal 1993 and 1992 were unusually high due to reliability problems in the initial releases.

     Selling and marketing expenses decreased to 23.5% from 24.8% of net revenue in fiscal 1993 from 1992 as a result of high launch costs of personal finance and business finance products in fiscal 1992. Lower advertising expenditures in proportion to revenue in fiscal 1993 also contributed to this reduction.

     Research and development expenses increased to 10.3% from 9.6% of net revenue in fiscal 1993 from fiscal 1992 primarily as a result of increases in spending on new products

     General and administrative expenses increased during fiscal 1993 primarily as a result of increased staffing and associated costs necessary to support Intuit's growth. In fiscal 1993, Intuit also increased bad debt reserves by $1.5 million (as opposed to a $0.5 million increase in fiscal 1992) to reflect potential additional risks associated with certain distributor and retail customers. To date, Intuit has not experienced any significant or unusual write-offs against bad debt reserves.

     Income Taxes

     Intuit's effective tax rates for fiscal 1993 and 1992 were 38.9% and 35.2%, respectively. The increase in the fiscal 1993 tax rate reflects the impact of the Omnibus Revenue Reconciliation Act of 1993, and the reduction of the research and experimentation credit as a percentage of pretax accounting income. Effective October 1, 1992, Intuit adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The effect of the change on net income for fiscal 1993 and the cumulative effect of the change were not material.

     RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED OCTOBER 31, 1994 AND 1993

     Set forth below are certain consolidated statement of operations data (unaudited) as a percentage of net revenue for the three months ended October, 1994 and 1993.

                                                        THREE MONTHS ENDED OCTOBER 31
                                                        ------------------------------     PERCENT
                                                            1993             1994           CHANGE
                                                        -------------   --------------     --------
                                                        (DOLLARS IN MILLIONS)
Net revenue
  Software..........................................    $38.2      81%  $ 57.3      84%        50%
  Supplies..........................................      9.2      19     10.9      16         18
                                                        -----     ---   ------     ---
                                                         47.4     100     68.2     100         44
Costs and expenses
  Cost of goods sold:
     Product........................................     13.3      28     17.8      26         34
     Amortization of purchased software.............       --      --      4.1       6         --
  Customer service and technical support............      6.4      14     13.7      20        114
     Selling and marketing..........................     10.7      23     17.8      26         66
     Research and development.......................      3.5       7     10.7      16        206
     General and administrative.....................      2.5       5      6.8      10        172
     Charge for purchased research and
       development..................................       --      --     44.0      65         --
     Amortization of goodwill and purchased
       intangibles..................................       --      --      9.0      13         --
                                                        -----     ---   ------     ---
                                                         36.4      77    123.9     182        240
                                                        -----     ---   ------     ---
Income (loss) from operations.......................     11.0      23    (55.7)    (82)        --
Interest income, net................................      0.2      --      0.6       1        200
                                                        -----     ---   ------     ---
Income (loss) before income taxes...................     11.2      24    (55.1)    (81)        --
Provision (benefit) for income taxes................      3.9       8     (1.5)     (2)        --
                                                        -----     ---   ------     ---
Net income (loss)...................................    $ 7.3      15%  $(53.6)    (79)%       --
                                                        =====     ===   ======     ===

     Net Revenue

     Net revenue for the three months ended October 31, 1994 increased 44% to $68.2 million over $47.4 million in the comparable period in 1993. The increase was primarily due to the release of upgrades of several of Intuit's finance products, inclusion of $8.7 million in net revenue from Parsons' operations subsequent to September 27, 1994, inclusion of $5.5 million in net revenue from ChipSoft's operations, and introduction of additional international products. Increases in average selling prices of new "deluxe" versions of certain finance products were offset by lower average unit selling prices of products sold through the OEM channel.

     Costs of Goods Sold

     Cost of goods sold increased to 32% of revenue for the three months ended October 31, 1994, from 28% for the prior year period. Cost of goods sold includes merger related costs of $4.1 million for the three months ended October 31, 1994. Intuit anticipates that cost of goods sold will be impacted by approximately $11.2 million of amortization costs in fiscal 1995. Excluding merger costs, cost of goods sold would have been 26% of revenue for the period ended October 31, 1994.

     Software cost of goods sold, excluding merger related amortization costs, was 23% of software revenue for both three month periods ended October 31, 1994 and 1993. Margin improvement from inclusion of ChipSoft's tax products and certain new finance products with higher average selling prices, was offset by a lower margin on OEM products. Supplies cost of goods sold decreased to 44% of supplies revenue for the three months ended October 31, 1994, from 47% in the previous year. Supplies margin improvements were achieved from a shift in product mix to business supplies and a reduction in materials costs, including price concessions on previous material purchases. Intuit plans to continue to take actions to reduce the materials cost of all its products. However, there can be no assurance that margin improvements will be achieved.

     Operating Expenses

     Intuit offers technical support and customer service without charge. Customer service and technical support costs increased to 20% of net revenue in the three months ended October 31, 1994, from 14% in the prior year. Intuit incurs a fixed base of support costs, which are augmented by seasonal staffing and third party services during periods of seasonally higher sales. Customer service and technical support costs were higher during the three months ended October 31, 1994 primarily as a result of the ChipSoft merger, which resulted in increased costs for the period without a corresponding increase in revenue.

     Selling and marketing expenses increased to 26% of revenue for the three months ended October 31, 1994, from 23% of net revenue in the prior year. Selling and marketing costs were higher during the three months ended October 31, 1994 primarily as a result of the ChipSoft merger, which resulted in increased costs for the period without a corresponding increase in revenue. Intuit expects selling and marketing expenses to increase in absolute dollars in the three months ended January 31, 1995 over the three months ended October 31, 1994.

     Research and development expenses increased to 16% of net revenue for the three months ended October 31, 1994, from 7% of net revenue in the prior year. Intuit experiences a relatively constant level of research and development expenses throughout the year. Research and development costs were higher during the three months ended October 31, 1994 primarily as a result of the ChipSoft merger, which resulted in increased costs for the period without a corresponding increase in revenue. Intuit has also experienced, and expects to continue to experience, significant growth of research and development spending as a percent of revenue for development efforts on new and existing products, including international versions of its products.

     General and administrative expenses increased to 10% of net revenues for the three months ended October 31, 1994, from 5% in the prior year. The increase resulted from inclusion of ChipSoft's operations, additional senior management personal and infrastructure. Additionally, because of the timing of products launched during the quarter and the corresponding increase in accounts receivable at October 31, 1994, Intuit provided additional reserves for uncollectible accounts in accordance with its policy to reserve a certain percentage of accounts receivable.

     Net Interest Income and Income Taxes

     Net interest income increased to $0.6 million for the three months ended October 31, 1994, compared to $0.2 million in the prior year. The increase is due to higher cash balances resulting from the acquisition of ChipSoft in December 1993 and cash generated from operations, partially offset by $28.8 million in cash paid for Parsons in September 1994.

     For the three months ended October 31, 1994, Intuit provided an income tax benefit of $1.5 million on a pretax loss of $55.1 million. The low benefit rate arose because of the nondeductible status of both the in-process research and development charge and goodwill amortization. There was no valuation allowance for deferred tax assets of $5.7 million at October 31, 1994 based on management's assessment that current levels of taxable income will be sufficient to realize the net deferred tax assets.

     LIQUIDITY AND CAPITAL RESOURCES

     At July 31, 1994, Intuit had $83.9 million in cash and short-term investments, a $44.3 million increase over September 30, 1993, primarily due to the $52.0 million in cash and short-term investments acquired through the ChipSoft merger. At October 31, 1994, Intuit had $34.1 million in cash and short-term investments, a $49.8 million decrease from July 31, 1994. The decrease was primarily due to the $28.8 million in cash paid to the shareholders of Parsons as partial consideration for the acquisition, as well as the timing of new product launches and inclusion of ChipSoft operations, which experienced seasonally low revenues during the quarter ended October 31, 1994.

     During fiscal 1994, operating activities generated $9.3 million in cash compared with $11.7 million in fiscal 1993, primarily as a result of $17.0 million of cash paid in fiscal 1994 for costs associated with the ChipSoft merger. The largest component of these costs was $13 million related to the termination of Intuit's agreement to acquire Legal Knowledge Systems, Inc. Intuit's investing activities provided $1.7 million of cash in fiscal 1994 compared with a cash outflow from investing activities of $29.7 million in fiscal 1993. The increase resulted primarily from investing proportionately more of the fiscal 1994 net operating cash flow in cash equivalents and less in short-term investments. Intuit's initial public offering in fiscal 1993 generated approximately $21 million of cash.

     During the quarter ended October 31, 1994, operating activities used $21.9 million in cash compared with providing $9.3 million in fiscal 1993. This decline resulted primarily from inclusion of ChipSoft's operations in the quarter ended October 31, 1994. ChipSoft's tax business is seasonal, resulting in low revenues and significant operating losses in the July and October quarters, with the majority of net revenues occurring in the January and April quarters. Intuit's investing activities provided $10.3 million of cash in the 1994 period compared with the use of $2.7 million in fiscal 1993. A decline in short term investments was partially offset by the investment in Parsons. Intuit's financing activities provided $3.6 million of cash in the 1994 period compared with $.4 million in the 1993 period. The primary, noncash financing activity was the issuance of common stock for the Parson's acquisition in the 1994 period.

     The expected future cash requirements for the remaining ChipSoft accrued merger costs as of July 31, 1994 are $5.3 million. Intuit has committed to spend approximately $6.0 million for construction of a new support site, and intends to use its cash resources and obtain financing. On September 27, 1994 Intuit consummated its merger with Parsons, which required a cash payment of approximately $28.8 million at close and an additional payment of $2.7 million in fiscal year 1996. Under the terms of the acquisition of Best's professional tax preparation business, Intuit may be required to make additional contingent cash payments not to exceed $7.5 million in fiscal years 1995 and 1996, based on the achievement of certain defined objectives. Intuit has no other significant capital expenditure commitments, although additional cash may be used to acquire technology through purchases and strategic acquisitions. Management of Intuit believes cash and short term investments and cash generated from operations will be sufficient to meet its current anticipated liquidity, acquisition and capital expenditure requirements.

     Intuit derives significant portions of its revenues from certain distributors and resellers. While the loss of, bankruptcy of, or significant reduction in sales volume attributable to, any of Intuit's major distributors or retailers could materially adversely affect Intuit's future revenue streams for a period of time, management does not believe that credit risk will have a material adverse effect on Intuit's financial position. Intuit performs credit evaluations of its customers and to date has not experienced any significant losses. In addition, Intuit anticipates that in the future, a greater percentage of net revenues will be derived from direct sales to end-user customers, potentially reducing Intuit's reliance on distributors and resellers over time.

                    THE INTUIT SPECIAL STOCKHOLDERS MEETING

DATE, TIME AND PLACE OF MEETING


     The Special Meeting will be held on Monday, April 10, 1995 at 8:00 a.m. local time, in the VMOVA Conference Room at Intuit's offices at 75 Willow Road, Menlo Park, California.


RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of Intuit Shares at the close of business on the Record Date, February 10, 1995, are entitled to notice of and to vote at the Special Meeting. As of the close of business on February 7, 1995, there were 20,385,036 Intuit Shares outstanding and entitled to vote, held of record by approximately 670 stockholders (although Intuit has been informed that there are in excess of 7,845 beneficial owners). A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Proxies marked to abstain from voting on a proposal and broker non-votes will be included in determining the presence of a quorum but will not be counted in determining the number of shares present and voting on such proposal at the Special Meeting. Each Intuit stockholder is entitled to one vote for each Intuit Share held as of the Record Date.

VOTING OF PROXIES

     The Intuit proxy accompanying this Proxy Statement/Prospectus is solicited on behalf of the Board of Directors of Intuit for use at the Special Meeting. Stockholders are requested to complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail or deliver it to Intuit. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Special Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the Merger Agreements and the Merger. Intuit's Board of Directors does not presently intend to bring any business before the Special Meeting other than the proposal referred to in this Proxy Statement/ Prospectus and specified in the notice of the Special Meeting. So far as is known to Intuit's Board of Directors, no other matters are to be brought before the Special Meeting. As to any business that may properly come before the Special Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies. An Intuit stockholder who has given a proxy may revoke it at any time before it is exercised at the Special Meeting, by (i) delivering to the Secretary of Intuit (by any means, including facsimile) a written notice, bearing a date later than the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the Special Meeting or (iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

VOTE REQUIRED AND VOTING INTENTIONS OF CERTAIN STOCKHOLDERS

     Approval by Intuit's stockholders of the Merger Agreements and the Merger requires the affirmative vote of the holders of a majority of the outstanding Intuit Shares entitled to vote. Proxies marked to abstain from voting and broker non-votes will have the same effect as votes against approval of the Merger Agreements and the Merger. Certain executive officers and directors of Intuit, who on the Record Date together beneficially owned a total of 7,549,560 outstanding Intuit Shares (constituting approximately 37% of the Intuit Shares then outstanding), have agreed to vote in favor of the Merger Agreements and the Merger and against approval of any proposal made in opposition to or in competition with the Merger.

SOLICITATION OF PROXIES AND EXPENSES

     Intuit will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Intuit may solicit proxies from stockholders by telephone, facsimile, telegram, letter or in person. Following the original mailing of the proxies and other soliciting materials, Intuit will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold Intuit Shares and to request authority for the exercise of proxies. In such cases, Intuit, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

                      THE MERGER AND RELATED TRANSACTIONS

GENERAL

     The Reorganization Agreement provides for the merger of M/I, a newly-formed, wholly-owned subsidiary of Microsoft, with and into Intuit. The discussion in this Proxy Statement/Prospectus of the Merger and the description of the principal terms of the Reorganization Agreement are subject to and qualified in their entirety by reference to the Reorganization Agreement, a copy of which is attached to the Proxy Statement/Prospectus as Annex A.

     The Merger will be consummated promptly after its approval by the Intuit stockholders and the satisfaction or waiver of the other conditions to consummation of the Merger. Upon consummation of the Merger, Intuit will become a wholly-owned subsidiary of Microsoft. The Board of Directors and executive officers of Microsoft are not expected to change upon consummation of the Merger, except that Scott D. Cook, Intuit's Chairman of the Board, will become an Executive Vice President responsible for the development of Microsoft's products and strategic development relating to Electronic Commerce, William V. Campbell, Intuit's President and Chief Executive Officer, will become a Senior Vice President of Microsoft, as well as continuing as chief executive officer of Intuit and will be responsible for Financial Products, a new division of Microsoft which will include the business of Intuit, and William H. Harris, Jr., an Executive Vice President of Intuit, will become a Vice President of Microsoft. Most of the executive officers of Intuit are expected to continue as officers of Intuit following the Merger. The stockholders of Intuit will become shareholders of Microsoft (as described below), and their rights will be governed by Microsoft's Articles of Incorporation and Bylaws.

     CONVERSION OF SHARES

     Upon the consummation of the Merger, each then outstanding Intuit Share will automatically be converted into and become exchangeable for 1.336 Microsoft Shares. If, however, the Microsoft Average Closing Price (the average closing price of Microsoft Shares over the ten trading days ending two trading days prior to the closing of the Merger) is $53.144 or less, the Exchange Ratio will be adjusted by dividing $71.00 by the Microsoft Average Closing Price and rounding to the third decimal point. No fractional Microsoft Shares will be issued in the Merger. Instead, each Intuit stockholder who would otherwise be entitled to receive a fraction of a Microsoft Share will receive an amount of cash equal to the Microsoft Average Closing Price multiplied by the fraction of a Microsoft Share to which such stockholder would otherwise be entitled.

     CONVERSION OF INTUIT STOCK OPTIONS

     Upon the consummation of the Merger, each of the then outstanding Intuit Options will be assumed by Microsoft and will automatically be converted into an option to purchase a number of Microsoft Shares determined by multiplying the number of Intuit Shares subject to such Intuit Option at the Effective Time of the Merger by the Exchange Ratio, at an exercise price per Microsoft Share equal to the exercise price per share of such Intuit Option immediately prior to the consummation of the Merger divided by the Exchange Ratio. To avoid the issuance of fractional shares, the number of Microsoft Shares subject to an assumed Intuit Option will be rounded to the nearest whole share. The other terms of the Intuit Options, including the vesting schedule, will remain unchanged to the extent permitted by law and otherwise reasonably practicable.

Microsoft will cause the Microsoft Shares issuable upon the exercise of the assumed Intuit Options to be issued pursuant to Microsoft's 1991 Stock Option Plan, which is subject to a currently effective registration statement on Form S-8 filed with the Commission.

BACKGROUND OF THE MERGER

     On August 4, 1994, William H. Gates, the Chairman of the Board and Chief Executive Officer of Microsoft, contacted Scott D. Cook, the Chairman of the Board of Intuit, and expressed his interest in a possible business transaction. On August 12, 1994, at a regular meeting of Microsoft's Board of Directors, the possible acquisition of Intuit was discussed and management was authorized to explore with Intuit the possibility of a business combination. Microsoft proposed a merger with Intuit to facilitate the rapid development and widespread consumer use of vastly improved financial software for home and small business use. Microsoft believes that the merged company will primarily benefit from the combination of Intuit's experience in the area of consumers' financial needs with Microsoft's technical expertise and financial resources. On August 18, 1994, Mr. Gates and Mr. Cook met in San Francisco and discussed generally the possibility of a business combination between the two companies, although neither made any specific proposal.

     After conferring with the Board of Directors and senior management of Intuit on September 6, 1994 and September 9, 1994, respectively, Mr. Cook met Mr. Gates on September 13, 1994 at Mr. Gates' home in Bellevue, Washington and again discussed a possible business combination in general terms. At a meeting in Tucson, Arizona on September 15, 1994, the Board of Directors of Intuit considered the discussions that had taken place between Messrs. Gates and Cook, the possible business combination and the preliminary advice that Intuit had received from its legal counsel and financial advisors. Messrs. Gates and Cook met in Phoenix, Arizona on September 19, 1994 and discussed without agreement the possible range in value of Microsoft Shares that might be issued in exchange for Intuit Shares in a business combination.

     On September 20, 1994, Mr. Cook met with Michael J. Maples, Microsoft's Executive Vice President, Products, and discussed general background information relevant to the proposed business combination. On September 25, 1994, Messrs. Gates and Cook met in Washington, D.C. and continued their discussions as to the possible exchange ratio at which Microsoft Shares might be issued for Intuit Shares in a business combination. Messrs. Gates and Mr. Cook met again on September 28, 1994 at the Seattle airport and again discussed the range of the exchange ratio without reaching agreement.

     Meetings were held on September 28, 29 and 30 among Intuit's Board of Directors and legal and financial advisors regarding the proposed business combination and the terms under negotiation. In a telephone conversation on September 30, 1994, Messrs. Gates and Cook reached a preliminary understanding on the basic exchange ratio to be used in the business combination (1.336 Microsoft Shares for each Intuit Share) but were unable to agree on terms relating to any adjustment that might be made in the exchange ratio in order to provide a minimum value in Microsoft Shares for the Intuit Stockholders. Following further discussions among Intuit's senior management and legal and financial advisors, Mr. Cook reached agreement with Mr. Gates in discussions over the telephone on October 1-2, 1994, regarding a number of terms for the business combination, including the terms of any increase in the exchange ratio in the event of a decrease in the market price of Microsoft Shares below a specified level (which terms were substantially the same as those set forth in the Reorganization Agreement). See "THE MERGER AND RELATED
TRANSACTIONS -- General -- Conversion of Shares." During these preliminary meetings between the principals of the two companies significant time was spent discussing and reviewing Intuit's reasons and justifications for the proposed range in value. See "-- Intuit's Reasons for the Merger" and "-- Board Recommendation."

     At the meetings of Intuit's Board of Directors on September 6, 15, 28, 29, and 30, 1994 and the meeting of Intuit's senior management on September 9, 1994, the directors and members of senior management, in consultation with Intuit's legal and financial advisors as indicated above, considered (preliminarily in the early meetings and in greater detail in the later meetings) the business and financial factors referred to below (see "-- Intuit's Reasons for the Merger") and certain legal issues involving the structure of the proposed business combination, the filing and review process under the HSR Act (see "-- Conditions to the Merger") and, in the later meetings, the proposed sale by Microsoft of its "Money" personal finance product and related business to Novell (see "-- Related
Agreements -- Agreement with Novell").

     On October 3, 1994, legal counsel for Microsoft and legal counsel for Intuit discussed by telephone aspects of the proposed business combination. Legal counsel for the respective parties met in Palo Alto, California on October 4, 1994. On that same day, Mr. Cook and William V. Campbell, Intuit's President and Chief Executive Officer, met with Messrs. Gates and Maples at the Seattle airport and discussed business issues relating to the proposed Merger, primarily focusing on Intuit's management organization and possible roles and responsibilities of Intuit management after the Merger. See "-- Interest of Certain Persons in the Merger" and "-- Related Agreements." At this time, the parties signed a nondisclosure agreement.

     On October 5, 1994, Mr. Gates spoke by telephone with Robert J. Frankenberg, President and Chief Executive Officer of Novell regarding the possible sale by Microsoft to Novell of Microsoft's Money product line. Microsoft decided to sell its Money product line because it competes with Intuit's Quicken for Windows product. Intuit's Board of Directors and advisors met on October 7, 1994 and discussed this potential sale and related matters. A series of meetings were held between representatives of Microsoft and representatives of Novell, commencing October 7, 1994 and culminating in Microsoft and Novell signing an agreement on October 12, 1994, whereby Microsoft agreed to sell its Money product line and related assets to Novell, contingent upon the closing of the Merger. See "-- Related Agreements."

     Legal counsel for Microsoft sent a draft of the Reorganization Agreement to Intuit on October 8, 1994. The terms of the Reorganization Agreement and related agreements were negotiated at Microsoft's offices in Redmond, Washington during the four-day period beginning October 10, 1994 and ending on October 13, 1994, the date of signing. The negotiations were conducted on behalf of Intuit by Mr. Campbell and William H. Harris, Jr., Intuit's Executive Vice President, and Intuit's legal counsel and financial advisors and, on behalf of Microsoft, principally by William H. Neukom, Microsoft's Senior Vice President, Law and Corporate Affairs, Michael W. Brown, Microsoft's Vice President, Finance and Chief Financial Officer, Gregory B. Maffei, Microsoft's Treasurer, and other Microsoft legal counsel.

     The Board of Directors of Intuit met via telephone conference on October 12, 1994 and considered with Intuit's legal counsel and financial advisors the terms of the Reorganization Agreement and related agreements as then negotiated. The Intuit Board met again on October 13, 1994 and, after further discussion with legal counsel and financial advisors, approved the final terms of the Reorganization Agreement and related agreements. The Board of Directors of Microsoft met on October 13, 1994 and, after discussions with Microsoft's legal counsel and financial advisors, approved the final terms of the Reorganization Agreement and related agreements. On the same day, following approval by the respective boards of directors of the two companies, the parties executed the Reorganization Agreement, and the agreement to merge was announced immediately thereafter.

     Intuit was not contemplating a business combination of the type proposed by Microsoft when Intuit was first approached by Microsoft regarding the Merger. In considering the proposed Merger, the management and Board of Intuit considered whether alternative strategies might achieve the anticipated benefits of the Merger to Intuit's stockholders. From time to time prior to the initial contact from Microsoft that led to the Merger, Intuit had been approached by Lotus Development Corporation ("Lotus") concerning a possible business combination. In each instance, Intuit determined that a business combination with Lotus would not be in the best interests of Intuit's stockholders and declined to pursue discussions of a business combination with Lotus. On October 13, 1994, Lotus called Scott Cook of Intuit expressing a desire to speak with Mr. Cook before a definitive agreement was executed with Microsoft. The Intuit Board of Directors elected not to open discussions with Lotus, having determined that a business combination with Lotus or any other company would not be likely to have the advantages referred to immediately below (see "-- Intuit's Reasons for the Merger") which the proposed business combination with Microsoft was expected to achieve. As a result, during the period referred to above, Intuit did not make solicitations to other parties with regard to a possible business combination or authorize its financial advisors to do so, and did not engage in merger discussions with any party other than Microsoft.

INTUIT'S REASONS FOR THE MERGER

     The Board of Directors of Intuit considered that the combined company would have the potential to realize improved operating and financial performance compared to Intuit continuing to operate separately. The Board of Directors of Intuit has identified certain benefits for Intuit stockholders and potential benefits that it believes will contribute to the success of the combined company. These potential benefits include principally the following:

          - Providing Intuit stockholders with Microsoft Shares in a tax-free exchange at a substantial premium over the market price for Intuit Shares.

          - The availability of greater resources for product development, marketing, and distribution.

          - The potential ability to increase international revenues through Microsoft's broad international distribution and marketing network and its experience in "localizing" software products for distribution in foreign countries.

          - The ability of the combined company to offer complementary product lines, increasing the breadth of products offered.

          - The ability of Microsoft and Intuit to share technology to improve each other's products and develop new products and services in the personal financial services business and other businesses.

          - The ability of the combined company to integrate the resources and technology of Intuit and Microsoft in order to more effectively enter the emerging automated financial services industry.

          - The opportunity to enter the emerging automated financial services industry with substantial additional financial resources, with the benefit of Microsoft's technology and with the credibility and established reputation that Microsoft brings to forging relationships with users of automated financial services including banks, financial services providers, and their customers.

          - The opportunity to expand Intuit's product portfolio and customer base, giving Intuit access to a broader array of home productivity software products to complement Intuit's personal financial services products and providing Intuit with potential access to additional customers.

     In the course of its deliberations, the Board of Directors of Intuit reviewed a number of additional factors relevant to the Merger. The Intuit Board considered, principally (i) information concerning Microsoft's and Intuit's respective businesses, historical financial performance, operations, and products, including possible future product releases; (ii) the comparative stock prices of Microsoft and Intuit Shares; (iii) comparisons of trading prices and volumes of the two companies' stocks, and trading statistics of other selected software companies; (iv) an analysis of analyst coverage of the two companies;
(v) an analysis of the respective shareholders of the two companies; (vi) an analysis of various adjustments that would be made in the Exchange Ratio at various assumed prices of Microsoft Shares and the effect of applying the Exchange Ratio at the assumed prices; (vii) premiums to market and multiples paid in other merger and acquisition transactions in the software and other industries; (viii) an analysis of the relative value that Intuit might contribute to the future business and prospects of the combined company; (ix) the compatibility of the management and businesses of Microsoft and Intuit; (x) implied future per share values of Intuit Shares and Microsoft Shares based on various arbitrarily assumed future earnings levels; (xi) a financial presentation by Morgan Stanley, including the opinion of Morgan Stanley that the Exchange Ratio was fair from a financial point of view to the stockholders of Intuit; and (xii) reports from management and legal advisors on specific terms of the relevant agreements and other matters. For a discussion of many of the foregoing factors, see "-- Opinion of Financial Advisor" below.

     In its evaluation of the proposed Merger, Intuit's Board considered the premium over the market price of Intuit Shares that Intuit stockholders would receive in Microsoft Shares based on the relative market values of

Intuit Shares and Microsoft Shares and the Exchange Ratio. At the market prices of an Intuit Share and a Microsoft Share on September 30, 1994, the date as of which the Exchange Ratio was determined, the premium was 71.4% (the Exchange Ratio of 1.336 times the then market price of a Microsoft Share, $56.13, was $74.98, or 171.4% of the then price of an Intuit Share, $43.75). As of October 12, 1994, the last full trading day before the announcement of the Merger, the closing prices of Microsoft and Intuit were $56.25 and $47.00, respectively, resulting in a premium of 60%. The total implied market valuation of Intuit, based on the number of Microsoft Shares that would be issued under the terms of the proposed Merger on a fully diluted basis and the value of these shares at September 30, 1994 and October 12, 1994, respectively, was $1.66 billion and $1.67 billion. In addition, the Board took into account the fact that the Exchange Ratio would not be adjusted for any increase in the market value of Microsoft Shares as at the Closing over the market value on October 12, 1994, and that, as a result, the potential implied market value of Intuit at the Closing might be significantly greater than the implied market value on October 12, 1994. At February 7, 1995, the implied Intuit market value, based on the then market price of Microsoft of $61.00 per share was $1.83 billion. Moreover, under the terms of the proposed Merger, the Intuit stockholders would have substantial downside price protection in that the Exchange Ratio would be increased if the Microsoft Average Closing Price fell below $53.144 to an adjusted Exchange Ratio obtained by dividing $71.00 by the Microsoft Average Closing Price and rounding to the third decimal point. After considering Intuit's and Microsoft's respective businesses, historical financial performance, operations, products, and prospects, the compatibility of the managements and businesses of Intuit and Microsoft, as well as the other factors referred to above, the Board of Intuit concluded that the relative valuation of Intuit and Microsoft reflected by the Exchange Ratio was appropriate and that the Merger would have the substantial advantages referred to above for the combined businesses of the two companies.

     The Board of Directors of Intuit also considered a number of potentially negative factors in its deliberations concerning the Merger, including, among other things: (i) the potential loss of revenues and business opportunities in on-line services prior to the Merger as a result of confusion in the market place and the possible exploitation of such confusion by competitors of Intuit and Microsoft; (ii) the risk that the Merger might not be approved by the Department of Justice under the HSR Act or that it might be approved with material restrictions upon the business of the combined company; (iii) the possibility that the business combination with Microsoft might adversely affect Intuit's relationship with service providers and other third parties; (iv) the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the combined company, key technical and management personnel of Intuit might not continue with the combined company; (v) the risk that the benefits sought to be achieved by the Merger will not be achieved; and
(vi) the risks to the software industry in general and Microsoft in particular such as those described elsewhere in this Proxy Statement/Prospectus. See "FINANCIAL ANALYSIS -- Microsoft Management's Discussion and Analysis of Financial Condition and Results of Operations -- Outlook: Issues and Risks."

     In view of the wide variety of factors, both positive and negative, considered by the Board of Directors of Intuit, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all of the factors set forth above, the Board of Directors of Intuit determined that the Merger was fair to and in the best interests of Intuit and its stockholders and that Intuit should proceed with the Merger at this time.

BOARD RECOMMENDATION

     THE BOARD OF DIRECTORS OF INTUIT HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF INTUIT AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENTS AND THE MERGER.

OPINION OF FINANCIAL ADVISOR

     Intuit retained Morgan Stanley to act as its financial advisor in connection with the Merger. Morgan Stanley was selected by the Board of Directors of Intuit to act as Intuit's financial advisor based on Morgan

Stanley's qualifications, expertise and reputation, as well as Morgan Stanley's investment banking relationship and familiarity with Intuit.

     At the meeting of Intuit's Board of Directors on October 13, 1994, Morgan Stanley rendered its written opinion that, as of such date, based upon the various considerations set forth in the opinion, the Exchange Ratio of Microsoft Shares for Intuit Shares reflected in the Reorganization Agreement was fair from a financial point of view to the Intuit stockholders.

     THE FULL TEXT OF THE OPINION OF MORGAN STANLEY DATED OCTOBER 13, 1994, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS. INTUIT SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF INTUIT AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In rendering its opinion, Morgan Stanley, among other things: (i) analyzed certain publicly available financial statements and other information of Intuit;
(ii) analyzed certain internal financial statements and other financial and operating data concerning Intuit prepared by the management of Intuit; (iii) analyzed certain financial projections related to Intuit prepared by the management of Intuit; (iv) discussed the past and current operations and financial condition and the prospects of Intuit with senior executives of Intuit; (v) reviewed the reported prices and trading activity for Intuit Shares;
(vi) compared the financial performance of Intuit and the prices and trading activity of Intuit Shares with that of certain other comparable publicly traded companies and their securities; (vii) analyzed certain publicly available financial statements and other information of Microsoft; (viii) analyzed certain internal financial statements and other financial and operating data concerning Microsoft prepared by the management of Microsoft; (ix) analyzed certain financial projections related to Microsoft prepared by the management of Microsoft; (x) discussed the past and current operations and financial condition and the prospects of Microsoft with senior executives of Microsoft; (xi) reviewed the reported prices and trading activity for Microsoft Shares; (xii) compared the financial performance of Microsoft and the prices and trading activity of Microsoft Shares with that of certain other comparable publicly traded companies and their securities; (xiii) analyzed the pro forma impact of the Merger on Microsoft's earnings per share and consolidated capitalization;
(xiv) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (xv) discussed with the senior management of Intuit their view of the strategic rationale for the Merger and certain other benefits of the Merger to Intuit; (xvi) participated in discussions and negotiations among representatives of Microsoft, Intuit and their financial and legal advisors; and (xvii) reviewed the Reorganization Agreement and certain related documents.

     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for purposes of rendering its opinion. Morgan Stanley assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates of the future financial performance of Microsoft and Intuit. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Microsoft or Intuit, and was not furnished with any such appraisals. Morgan Stanley's opinion states that, in arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, expressions of interest from any party with respect to the acquisition of Intuit or any of its assets, and that Morgan Stanley did not have discussions or negotiate with any parties, other than Microsoft, with respect to a potential acquisition of Intuit or any of its assets. Morgan Stanley's opinion states that it is necessarily based on economic, market, and other conditions in effect on, and the information made available to Morgan Stanley as of, the date of the opinion.

     The following is a brief summary of Morgan Stanley's presentations to Intuit's Board of Directors on October 13, 1994.

     COMPARATIVE STOCK PRICE PERFORMANCE

     As part of its analysis, Morgan Stanley reviewed the recent stock market performance of Microsoft and Intuit and compared such performance to that of a group of productivity software companies, including Adobe Systems Inc., Novell, Lotus Development Corp., (the "Productivity Software Comparables"), and a group of consumer software companies, including America Online Inc., Broderbund Software Inc., Davidson & Associates Inc., Electronic Arts Inc., and The Learning Company (the "Consumer Software Comparables"). Morgan Stanley observed that over the periods March 12, 1993 to October 11, 1994 and October 11, 1993 to October 11, 1994, Intuit outperformed the Consumer Software Comparables index by 16.4% and 28.6%, respectively, and Microsoft outperformed the Productivity Software Comparables index by 20.6% and 30.7%, respectively.

     EXCHANGE RATIO ANALYSIS

     Morgan Stanley also reviewed the ratios of Intuit's to Microsoft's stock prices over various periods ending October 11, 1994, and computed the premium represented by the minimum Exchange Ratio of 1.336 over these ratios. The ratios of closing stock prices of Intuit to Microsoft for the various periods ending October 11, 1994, were .0857 for the previous 12 months; 0.701 for the previous six months; 0.736 for the previous three months; 0.747 for the previous 30 days; and 0.800 for October 11, 1994. Morgan Stanley observed that the Exchange Ratio of 1.336 represented a premium of 55.9%, 90.6%, 81.5%, 78.8% and 67.0%, respectively, over the aforementioned ratios of Intuit to Microsoft stock prices.

     PEER GROUP COMPARISON

     Morgan Stanley compared certain financial information of Microsoft and Intuit with the Productivity Software Comparables and the Consumer Software Comparables. Such financial information included, among other things, market valuation, market value as a multiple of earnings, and adjusted market capitalization as a multiple of revenues. In particular, such analysis showed that as of October 11, 1994, based on a compilation of earnings projections by securities research analysts, Intuit and Microsoft traded at 29.8 and 21.2 times forecasted earnings for the calendar year 1995, respectively, and 3.9 and 7.1 times latest twelve months revenue, respectively, compared to a median of 15.3 times 1995 earnings and 3.3 times latest twelve months revenue, for the Productivity Software Comparables, and 25.0 times 1995 earnings and 4.8 times latest twelve months revenue, for the Consumer Software Comparables.

     COMPARABLE TRANSACTIONS

     Morgan Stanley reviewed the following nine large software transactions since 1990: the acquisitions of Ashton-Tate by Borland International, Fox Software by Microsoft, Goal Systems International by Legent, ChipSoft, Inc. by Intuit, SOFTIMAGE Inc. by Microsoft, Aldus Corporation by Adobe Systems, Inc., Uniface B.V. by Compuware Corp., WordPerfect Corp. by Novell and Software Toolworks by Pearson PLC. Morgan Stanley compared some of the financial and market statistics for these transactions with those for the Merger. The analysis showed a median multiple of latest twelve months revenue of 3.1 times, a median multiple of latest twelve months earnings of 42.3 times, a median multiple of projected next twelve months earnings of 29.1 times and a median premium paid over the market price of the acquired company, one day prior to the announcement of the transaction, of 42.0%. These statistics were compared with corresponding multiples of 7.1, 79.3 and 64.6 times, and a premium of 67.1%, for the Merger, based on a minimum Exchange Ratio of 1.336 and based on Intuit's and Microsoft's closing share prices on October 11, 1994. Morgan Stanley observed that the multiples and premium for the Merger were higher than the corresponding median multiples and premium for the aforementioned comparable transactions.

     DISCOUNTED CASH FLOW ANALYSIS

     Morgan Stanley performed a discounted cash flow analysis of Intuit based on certain financial projections prepared by Intuit's management for the fiscal years ended 1995 through 1999. Morgan Stanley discounted the unlevered free cash flows (net income plus depreciation and amortization plus deferred taxes plus after-tax net interest expense less capital expenditures less investment in working capital) over the forecast period at a range of discount rates of 16% to 24%. The sum of the present values of such free cash flows was then added to the present value of Intuit's terminal value, computed using a forward multiple range of 1999 earnings of 20 to 25 times, and discounted at the aforementioned range of discount rates. Based on this analysis, Morgan Stanley calculated per share values for Intuit ranging from approximately $53 to $80, based on Intuit's fully diluted shares outstanding. Morgan Stanley observed that the value of the consideration to be received per Intuit Share pursuant to the Merger, based on the closing price of Microsoft Shares on October 11, 1994, as well as the minimum value of the transaction of $71.00 per Intuit Share, fell well within the discounted cash flow value range.

     PRO FORMA ANALYSIS OF THE MERGER


     Morgan Stanley analyzed the pro forma impact of the Merger on Microsoft's earnings per share for its fiscal years ended 1995 and 1996. Such analysis was based on earnings estimates for Intuit prepared by Intuit management and earnings estimates for Microsoft based on a consensus of research analysts estimates for the corresponding periods. Morgan Stanley observed that, based on a minimum Exchange Ratio of 1.336, and assuming that the Merger was treated as a pooling of interests for accounting purposes, the Merger would result in a slight decrease in Microsoft's earnings per share in fiscal years 1995 and 1996. Morgan Stanley utilized this analysis in performing the Future Share Price Analysis, which is more fully outlined below.


     FUTURE SHARE PRICE ANALYSIS

     Morgan Stanley computed equivalent per share values for Intuit assuming the Merger was consummated and based on a minimum Exchange Ratio of 1.336. Such analysis was based on a range of estimated earnings for Intuit and Microsoft for the fiscal year ended 1999 and a range of forward multiples of Microsoft's pro forma earnings per share for such fiscal year. An equivalent share price was then computed for Intuit at the end of fiscal year 1998 which was then discounted back to the present at a range of discount rates. Such analysis showed, based on a forward multiple of 1999 earnings of 20 times and a discount rate of 16%, a present value of the Microsoft Shares received by Intuit stockholders ranging from approximately $75 to $90 per Intuit Share, which represented a 68-102% premium to Intuit's closing stock price on October 11, 1994.

     The above summary of the presentations by Morgan Stanley to Intuit's Board of Directors does not purport to be a complete description of such presentations or of all the advice rendered by Morgan Stanley. Morgan Stanley believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, could create an incomplete view of the process underlying the analyses set forth in Morgan Stanley's presentations to the Intuit Board of Directors and in Morgan Stanley's opinion. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, and economic conditions and other matters, many of which are beyond the control of Microsoft or Intuit. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be valued in the marketplace or sold.

     SELECTION AND COMPENSATION OF MORGAN STANLEY

     Intuit retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Morgan Stanley makes a market in Microsoft Shares and Intuit Shares and may continue to provide investment banking services to the combined entity in the future. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of Microsoft and Intuit. Since 1993, Morgan Stanley and its affiliates have provided financial advisory and financing services to Intuit, including services rendered in connection the initial public offering of Intuit

Shares in 1993, and Intuit's merger with ChipSoft in 1993, and have received customary fees in connection with these services.

     Intuit has agreed to pay Morgan Stanley a fee for its financial advisory services in connection with the Merger, including rendering its opinion and making the presentations referred to above. The fee will be payable upon the successful consummation of the Merger. The amount of the fee will depend upon the closing price of Microsoft Shares over the ten trading days up to and including the Closing date of the Merger. Based on the average per share closing price of Microsoft Shares over the ten day period ending November 17, 1994 and the number of Intuit Shares then outstanding on a fully diluted basis, Morgan Stanley's fee would be approximately $7.9 million. In no case will the fee be less than $5.5 million or exceed approximately $7.9 million. Intuit has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses. In addition, Intuit has also agreed to reimburse Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and related expenses, including liabilities under the federal securities laws, related to Morgan Stanley's engagement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain management personnel of Intuit have entered into employment and noncompetition agreements with Microsoft that will become effective upon consummation of the Merger, as more fully described below. See "-- Related Agreements". Under such employment agreements, upon the closing of the Merger the following Intuit officers will become officers of Microsoft: Scott D. Cook, Intuit's Chairman of the Board, will become an Executive Vice President of Microsoft, William V. Campbell, Intuit's President and Chief Executive Officer, will become a Senior Vice President of Microsoft, as well as continuing as chief executive officer of Intuit and will be responsible for Financial Products, a new division of Microsoft that will include the business of Intuit, and William
H. Harris, Jr., Executive Vice President of Intuit, will become a Vice President of Microsoft. See "-- Related Agreements -- Employment Agreements."

     Under an employment agreement entered into by Intuit in March 1994 with William V. Campbell, Intuit's President and Chief Executive Officer, vesting of the right to exercise Mr. Campbell's stock options will accelerate by 12 months upon a "change of control" of Intuit. Mr. Campbell has received options to purchase 300,000 Intuit Shares at $31.875 per share, which options vest 25% on April 8, 1995 and 25% on each of the next three anniversaries of that date. The Merger will constitute a change of control under Mr. Campbell's employment agreement and will have the effect of accelerating the vesting of his options to purchase 75,000 Intuit Shares. Based on the closing price of Microsoft Shares on February 7, 1995 and assuming an Exchange Ratio of 1.336, such options would have a value of approximately $3,721,575. Mr. Campbell's employment agreement with Intuit also provides that, if Mr. Campbell's employment is terminated before the end of September 1995 without cause, he will receive 12 months' base salary continuation or, if his employment is terminated without cause after that date, he will receive six months' base salary continuation.

     In connection with the Intuit/ChipSoft merger, in September 1993 Intuit entered into an employment agreement with William H. Lane III, Intuit's Chief Financial Officer. Pursuant to the employment agreement, Intuit has agreed that the Reorganization Agreement and the Merger constitute a termination of Mr. Lane's employment without cause within the meaning of that agreement, with the effect that, upon the Merger, his then unvested options to purchase Intuit Shares will vest at a rate equal to 2.08% times the number of months of his employment with Intuit (including his prior employment with ChipSoft), and his options will be exercisable for a period of 24 months thereafter. If the Merger occurs in March 1995, the vesting of Mr. Lane's options to purchase approximately 9,100 Intuit Shares will accelerate. Based on the closing price of Microsoft Shares on February 7, 1995 and assuming an Exchange Ratio of 1.336, such options would have a value of approximately $450,705. Mr. Lane has agreed to assist in a transition for a period of at least 60 days following the Merger in return for a $40,000 retention bonus from Microsoft. In addition, Mr. Lane has entered into an employment agreement with Microsoft pursuant to which he will receive, upon resignation (which is expected to occur several months after the Merger), one year's base salary continuation ($175,000), plus continuation of accrual of benefits. See "-- Related Agreements -- Employment Agreements."

RELATED AGREEMENTS

     STOCKHOLDER AGREEMENTS

     Microsoft has entered into agreements (the "Stockholder Agreements") with certain stockholders of Intuit who on the Record Date together owned beneficially in the aggregate 7,549,560 Intuit Shares representing approximately 37% of the then outstanding Intuit Shares, pursuant to which such stockholders have agreed to vote their Intuit Shares in favor of the approval of the Merger and the adoption of the Merger Agreements and against any action or agreement that would impede or interfere with the performance of the Merger Agreements or the consummation of the transactions contemplated thereby. Each of such stockholders have further agreed that until the closing of the Merger (the "Closing") or the termination of the Reorganization Agreement they will not sell or otherwise dispose of or limit their right to vote any of their respective Intuit Shares, enter into a voting arrangement with respect to any of their Intuit Shares, or participate in any proxy solicitation for the purpose of opposing or competing with the consummation of the Merger.

     AFFILIATES AGREEMENTS

     Intuit and Microsoft have entered into agreements (the "Affiliates Agreements") with certain individuals ("Affiliates") who might be considered affiliates of Intuit under the Securities Act of 1933 (the "Securities Act"), pursuant to which such persons have represented, warranted and agreed that: (a) they will not sell or otherwise dispose of any Intuit Shares they own for thirty days prior to the Effective Time, and (b) they will not sell or otherwise dispose of any Microsoft Shares until such time after the consummation of the Merger as financial results covering at least 30 days of the combined operations of Intuit and Microsoft have been filed by Microsoft with the Commission or published by Microsoft in a public report. In addition, the Affiliates of Intuit have agreed that they will not sell or otherwise dispose of any Microsoft Shares unless such sale or disposition is permitted pursuant to the provisions of Rule 145 under the Securities Act, is otherwise exempt from registration under the Securities Act, or is effected pursuant to a registration statement under the Securities Act.

     EMPLOYMENT AGREEMENTS

     Scott D. Cook, William V. Campbell, Mari Baker, Eric C.W. Dunn, Mark R. Goines, William H. Harris, Jr., James J. Heeger, William H. Lane III, John Monson, Stephen D. Pelletier, William C. Shepard, and William L. Strauss have each entered into employment and noncompetition agreements with Microsoft whereby, upon the Merger, Microsoft has agreed to employ such individuals for a period of two years commencing on the Effective Time. Under the terms of their respective employment agreements, such individuals will receive an annual base salary and guaranteed differential bonus equal to the respective base salaries of each of these individuals at Intuit immediately prior to the Merger. In addition, such individuals will be eligible for Microsoft's Management Bonus Plan for senior management that provides for a bonus of 0 to 40% of base salary, and will be entitled to additional benefits similar to those provided to other senior Microsoft employees. Under the employment agreements, if within two years the employee's employment is terminated without cause by Microsoft, or if the employee resigns as a result of material reduction of the employee's position, Microsoft will be required to provide severance compensation of up to one year's base salary and guaranteed differential bonus plus, if the termination occurs in the first year, accrual of employee benefits though the first anniversary of the Merger.

     AGREEMENT WITH NOVELL

     Prior to executing the Reorganization Agreement with Intuit, Microsoft entered into the Money Agreement with Novell. Under the terms of the Money Agreement, which is conditioned upon and subject to the closing of the Reorganization Agreement, Microsoft has agreed to sell, transfer, convey, and assign to Novell all right, title and interest in and to the Microsoft Money software program, including product code and documentation, related technology, relevant trademarks, and marketing materials, together with various licenses and other contracts related to that business.

REPRESENTATIONS AND COVENANTS

     The Reorganization Agreement contains certain customary representations and warranties of each of Intuit and Microsoft relating to, among other things: (a) organization and related matters; (b) capital structure and ownership of subsidiaries; (c) authorization, execution, delivery, performance, and enforceability of the Reorganization Agreement and related matters; (d) required consents and approvals, absence of conflicts under charter documents, and non-violation of instruments and laws; (e) documents filed by the respective parties with the Commission and the accuracy of the information contained therein; (f) the accuracy of information supplied by the parties for inclusion in filings and other documents contemplated under the Reorganization Agreement;
(g) an absence of defaults under any obligations of the parties; (h) an absence of undisclosed material adverse changes; (i) the receipt of fairness opinions of the financial advisors of each of the parties; (j) the lack of any action of such party that would preclude a pooling of interests accounting; and (k) the accuracy as of the Closing of all information supplied by each party pursuant to the Reorganization Agreement.

     Intuit has also made additional customary representations and warranties relating to, among other things: (a) litigation; (b) an absence of undisclosed liabilities; (c) an absence of violations of any applicable law, rule, regulation, judgment, decree, or order of any governmental entity; (d) employee benefit plans; (e) an absence of liens on Intuit property; (f) major contracts;
(g) taxes; (h) interests of officers and directors of Intuit; (i) intellectual property; (j) survival of major contracts; (k) the vote required for approval of the Reorganization Agreement and the consummation of the transactions contemplated thereby; (l) leases; and (m) environmental matters.

     Pursuant to the Reorganization Agreement, the parties have agreed that until the earlier of the termination of the Reorganization Agreement or the Effective Time, except as expressly contemplated by the Reorganization Agreement or with the prior written consent of the other party, they will: (a) not take any action that would breach their respective representations and warranties;
(b) apply for, and use their best efforts to obtain, all consents and approvals required for the consummation of the transactions contemplated by the Reorganization Agreement; (c) subject to certain exceptions, use their best efforts to effectuate the transactions contemplated by the Reorganization Agreement; and (d) use reasonable efforts to cause each of the parties' principal stockholders to cooperate with the legal counsel of Intuit and Microsoft, respectively, in providing opinions as to the tax-free status of the Merger under the Internal Revenue Code.

     Intuit has agreed that until the earlier of the termination of the Reorganization Agreement or the Effective Time, except as expressly contemplated by the Reorganization Agreement or with the prior written consent of Microsoft (which shall not be unreasonably withheld), Intuit and each of its significant subsidiaries will carry on its business in the ordinary course consistent with past practice, and that, among other things, it will not: (a) declare or pay any dividends or make any other distributions in respect of its capital stock; (b) issue or agree to issue any capital stock, options, warrants, calls, conversion rights, or other similar securities, subject to certain exceptions; (c) amend its corporate charter documents; (d) acquire or agree to acquire any corporation, partnership, or other business organization; (e) dispose of any assets, except in the ordinary course of business; (f) incur any debt except in the ordinary course of business; (g) enter into or amend employee benefit plans or increase employee remuneration except in the ordinary course of business; and
(h) settle any claim, action, or proceeding, except in the ordinary course of business. In addition, Intuit has agreed that, among other things, it will: (a) call a special meeting of Intuit stockholders for the consideration and approval of the Reorganization Agreement and the transactions contemplated thereby; (b) terminate or modify any employee benefit plans as directed by Microsoft effective immediately prior to the Effective Time or take such action as may be directed by Microsoft to merge such plans with Microsoft employee benefit plans at the Effective Time; (c) use its reasonable efforts to obtain employment agreements with Microsoft, to become effective only upon consummation of the Merger, from certain Intuit employees designated by the parties; (d) provide Microsoft and its counsel with such information as they may reasonably request; and (e) provide Microsoft with copies of all of its tax returns, reports, and information statements after their filing.

     Microsoft has agreed that until the earlier of the termination of the Reorganization Agreement or the Effective Time, except as expressly contemplated by the Reorganization Agreement or with the prior written consent of Intuit, it will, among other things: (a) use its reasonable efforts to obtain the execution of agreements with respect to the sale of Microsoft Shares with each person who is an affiliate of Microsoft under the Securities Act for purposes of pooling of interests accounting; (b) use its best efforts to cause the Surviving Corporation to maintain Intuit's operations in the general areas of Menlo Park and San Diego, California, for a period of approximately two years following the Merger; (c) use its best efforts to cause the Microsoft Shares to be issued in the Merger and upon the exercise of the assumed Intuit Options to be quoted on The Nasdaq Stock Market; (d) assume Intuit's obligations under any registration rights agreement between Intuit and any Intuit stockholders and disclosed to Microsoft, except to the extent that such stockholders' shares are otherwise freely tradable under the Securities Act; (e) provide certain Intuit employees whose employment is terminated without cause within one year of the Merger with severance pay as follows: (i) an amount equal to one year's base salary for Intuit officers; (ii) an amount equal to six months' base salary for director-level employees; and (iii) an amount equal to two month's base salary, plus an additional month's base salary for each year of service with Intuit (up to a maximum of four months' base salary), for all other employees. Microsoft has also agreed, if the Merger is consummated, that all rights to indemnification (including advancement of expenses) of present or former officers and directors of Intuit regarding actions taken prior to the consummation of the Merger as provided in Intuit's Certificate of Incorporation or Bylaws and indemnification agreements will survive the Merger and be in effect for six years and will be guaranteed by Microsoft.

     The Reorganization Agreement also provides that Intuit shall not (and it shall use its best efforts to ensure that none of its officers, directors, agents, representatives, or affiliates shall) directly or indirectly solicit, encourage, initiate, or participate in any negotiation, or enter into any agreement, or announce publicly any statement in support of the foregoing, with respect to any offer or proposal to acquire all or a substantial portion of its or its subsidiaries' businesses or any of its or its subsidiaries' capital stock (an "Acquisition Transaction"). However, Intuit and its directors are not prohibited from taking any of such actions if Intuit's directors, after consultation with legal counsel, determine that such actions are required by the fiduciary duties of Intuit's directors under Delaware law. Intuit will promptly communicate to Microsoft the terms of any inquiry or proposal that it may receive in respect of an Acquisition Transaction or the making of any request by any person for nonpublic information concerning Intuit or any of its subsidiaries, and shall provide Microsoft with the material facts relating to any such offer, proposal, or request, including the identity of the person or persons taking any of the foregoing actions. Thereafter, Intuit will inform Microsoft of additional material facts as they arise and furnish Microsoft any additional information Intuit provided to any third party making a proposal or requesting information.

CONDITIONS TO THE MERGER

     The Reorganization Agreement provides that, unless waived, the respective obligations of each party to effect the Merger are subject to the following material conditions: (a) the Reorganization Agreement and the transactions contemplated thereby shall have been approved and adopted by the required vote of the holders of Intuit Shares; (b) other than the filing of merger documents with the Secretaries of State of the States of Delaware and Washington, all consents legally required for the consummation of the Merger and the transactions contemplated by the Reorganization Agreement shall have been filed, occurred, or been obtained, including expiration or termination of the applicable waiting period under the HSR Act; (c) the Registration Statement covering the Microsoft Shares to be issued to holders of Intuit Shares pursuant to the Merger shall have become effective under the Securities Act and shall not be subject to any stop order, decree or injunction or proceedings seeking a stop order, and this Proxy Statement/Prospectus shall not be at the Effective Time subject to any proceedings commenced or threatened by the Commission; (d) no statute, rule, or executive order shall be enacted, entered, or enforced by any United States court or governmental entity of competent jurisdiction which prohibits the consummation of the Merger; (e) the representations and warranties of the other party shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time; (f) the other party shall have performed in all material respects all agreements and covenants to be performed by it under the Reorganization Agreement; (g) each party shall have received an opinion dated as of the date of Closing of the other party's legal counsel as to matters customary to transactions of the type contemplated under the Reorganization Agreement; and (h) there shall not be any action taken, or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the Merger by any governmental entity which imposes any restriction, condition, or obligation on Microsoft (other than the sale of its Money personal finance product and related business to Novell) which would materially adversely impact the condition of Microsoft's software products and related intellectual property that automate financial, tax, accounting, and investment information and transactions for individuals and small businesses (the "Personal Finance Software Business").

     The obligations of the parties to effect the Merger are also subject to the condition that there shall be no overtly threatened or pending action, proceeding, or other application before any court or governmental entity brought by any governmental entity (i) seeking to restrain or prohibit the consummation of the transactions contemplated by the Reorganization Agreement, or seeking to obtain any material damages, or (ii) seeking to prohibit, or impose any material limitations on, Microsoft's ownership or operation of all or any portion of Microsoft's and Intuit's combined Personal Finance Software Business or to compel Microsoft to dispose of or hold separate all or any material portion of Microsoft's and Intuit's combined Personal Finance Software Business as a result of the transactions contemplated by the Reorganization Agreement, other than the sale by Microsoft of its Money personal finance product and related business to Novell, or such other transaction proposed by or consented to in writing by Microsoft. See "INTUIT'S BUSINESS -- Legal Proceedings."

     In addition, the obligation of Microsoft to effect the Merger is also subject to the receipt by Microsoft of (i) duly executed Affiliates Agreements from each person or entity who may be deemed an affiliate of Intuit under the Securities Act, and (ii) a letter from Intuit's independent auditor, Ernst & Young LLP, addressed to Intuit, to the effect that the Merger will qualify for pooling of interest accounting treatment (without regard to any action or conduct of Microsoft).

     A condition of the respective obligations of Intuit and Microsoft to consummate the Merger is that each receive a confirming tax opinion from its legal counsel to the effect that the Merger will constitute a reorganization under Section 368 of the Code. The legal opinions of Fenwick & West and Preston Gates & Ellis will not bind the IRS, will not preclude the IRS from adopting a contrary position, will be subject to certain assumptions and qualifications, and will be based on the truth and completeness of certain representations of Intuit, Microsoft, M/I, and certain stockholders of Intuit.

     At any time on or prior to the Merger, to the extent legally allowed, Microsoft or Intuit, without approval of the shareholders of such company, may waive compliance with any of the agreements or conditions contained in the Reorganization Agreement for the benefit of that company. Neither Microsoft nor Intuit currently intends to waive compliance with any such agreements or conditions. In the event that Intuit waives the condition regarding receipt of an opinion to the effect that the Merger will be treated as a tax-free reorganization or Microsoft waives the condition that the Merger qualify for pooling of interests accounting treatment, Intuit will resolicit the approval of the Merger by its stockholders pursuant to an amended or supplemented Proxy Statement/Prospectus. Intuit also intends to resolicit the approval of its stockholders pursuant to an amended or supplemented Proxy Statement/Prospectus if it waives any other condition contained in the Reorganization Agreement where such resolicitation is required by law or is deemed appropriate by Intuit after consultation with legal counsel.

TERMINATION OR AMENDMENT

     TERMINATION


     The Reorganization Agreement may be terminated by mutual consent of the parties at any time prior to the Effective Time. In addition, either party may terminate the Reorganization Agreement if: (a) there has been a breach of any representation, warranty, covenant, or agreement contained in the Reorganization Agreement on the part of the other party which has a material adverse effect on the business of Microsoft or Intuit, and such breach has not been cured within 10 days after notice of such breach is given; (b) the Merger has not been consummated before May 30, 1995, provided that if the parties agree to pursue litigation to contest or resist any administrative or judicial action or proceeding challenging the Merger as violative of any antitrust laws, then such date shall be extended to August 29, 1995; (c) any required approval of the stockholders of Intuit shall not have been obtained upon a vote taken by the Intuit stockholders; or (d) any permanent injunction or other order of a court or other competent authority preventing the Merger shall have become final and non-appealable. Microsoft may terminate the Reorganization Agreement in the event that: (i) the Board of Directors of Intuit withdraws or modifies, in a manner adverse to Microsoft, its approval or recommendation of the Merger, the Reorganization Agreement, or the transactions contemplated thereby; or (ii) Intuit or any of its officers, directors, agents, representatives, or affiliates directly or indirectly solicit, encourage, initiate, or participate in any negotiation, or enter into any agreement, or announce any intention to do the foregoing, with respect to any Acquisition Transaction, other than in exercise of the fiduciary duties of the Board of Directors of Intuit.


     Provided that Microsoft is not then in material breach of the Reorganization Agreement, Intuit has agreed to pay Microsoft a transaction termination fee of $15 million in the event that: (a) Microsoft terminates the Reorganization Agreement because (i) the Board of Directors of Intuit withdraws or modifies, in a manner adverse to Microsoft, its approval or recommendation of the Merger, the Reorganization Agreement, or the transactions contemplated thereby, or (ii) Intuit or any of its officers, directors, agents, representatives, or affiliates directly or indirectly solicit, encourage, initiate, or participate in any negotiation, or enter into any agreement, or announce any intention to do the foregoing, with respect to any Acquisition Transaction, other than in exercise of the fiduciary duties of the Board of Directors of Intuit; (b) Intuit shall have agreed to an Acquisition Transaction with any person, other than Microsoft or any of its affiliates, which results in a change in the beneficial owners of more than 50% of the voting power of the capital stock of Intuit, before, or within six months after, the termination of the Reorganization Agreement; or (c) Microsoft terminates the Reorganization Agreement following a material breach of the Agreement by Intuit that has a material adverse effect on the business of Microsoft or Intuit, as the case may be.

     AMENDMENT


     The Reorganization Agreement may be amended by Intuit and Microsoft at any time before or after the approval of the Merger by the Intuit stockholders, except that, after such stockholder approval, no amendment may be made which by law requires the further approval of the Intuit stockholders without obtaining such approval. Under Delaware law further approval is required if an amendment alters or changes the amount or kind of consideration, alters or changes the certificate of incorporation of Intuit other than as provided for in the Reorganization Agreement, or alters or changes any terms or conditions of the Reorganization Agreement if such alteration or change adversely affects the Intuit stockholders.


CERTAIN U.S. FEDERAL INCOME TAX MATTERS

     The following is a discussion of certain U.S. federal income tax consequences of the Merger that are generally applicable to Microsoft, Intuit, and Intuit stockholders. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed), and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein.

     The following discussion is intended only as a summary of certain principal U.S. federal income tax consequences of the Merger and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to vote in favor of approval and adoption of the Merger Agreement and the Merger. In particular, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular Intuit stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. The discussion also does not address the effects of the Merger on holders of Intuit Options. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which Intuit Shares are acquired or Microsoft Shares are disposed of.

     ACCORDINGLY, INTUIT STOCKHOLDERS AND OTHERS AFFECTED BY THE MERGER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO THEM.

     The Merger has been structured with the intent that it be tax free to Microsoft, Intuit and their respective shareholders for U.S. federal income tax purposes. Preston Gates & Ellis, counsel to Microsoft, and Fenwick & West, counsel to Intuit, have each rendered an opinion that the Merger, if consummated on the terms described in this Proxy Statement/Prospectus, will constitute a reorganization under sec. 368 of the Code (a "Reorganization"). It is a condition to the respective obligations of Microsoft and Intuit to consummate the Merger that their respective counsel render at the Closing opinions that the Merger constitutes a Reorganization. All such tax opinions referenced above shall be collectively referred to as the "Tax Opinions." The Tax Opinions have been and will be based on and subject to certain assumptions and limitations as well as representations received and to be received from Microsoft and Intuit, discussed below. An opinion of counsel only represents counsel's best legal judgment, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues. Neither Intuit nor Microsoft has requested or will request a ruling from the Internal Revenue Service (the "IRS") with regard to any of the U.S. federal income tax consequences of the Merger.

     TAX CONSEQUENCES GENERALLY APPLICABLE TO MICROSOFT, M/I, INTUIT, AND INTUIT STOCKHOLDERS

     Subject to the limitations, qualifications and assumptions referred to herein, the following US federal income tax consequences will result from the
Merger:

          (a) The Merger will constitute a Reorganization if carried out in the manner set forth in the Reorganization Agreement, and the agreements referred to therein. In such event, no gain or loss will be recognized by holders of Intuit Shares upon exchange of such shares solely for Microsoft Shares in the Merger, except for cash received in lieu of a fractional Microsoft Share. Cash payments received by holders of Intuit Shares in lieu of a fractional Microsoft Share would be treated as if such fractional Microsoft Share had been issued in the Merger and then redeemed by Microsoft. An Intuit stockholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the stockholder's basis in such fractional share.

          (b) The aggregate tax basis of the Microsoft Shares received by Intuit stockholders in the Merger (including any fractional Microsoft Shares not actually received) will be the same as the aggregate tax basis of the Intuit Shares surrendered in exchange therefor, reduced by any amount allocable to any fractional share interest of Intuit stockholders for which cash is received.

          (c) The holding period of the Microsoft Shares received by each Intuit stockholder in the Merger will include the period for which the Intuit Shares surrendered in exchange therefor was considered to be held, provided that the Intuit Shares so surrendered are held as a capital asset at the time of the Merger.

          (d) No gain or loss will be recognized by Microsoft, M/I, or Intuit in connection with the Merger.

     LIMITATIONS ON OPINION AND DISCUSSION

     The discussion of certain US federal income tax consequences presented above is and the Tax Opinions which have been or will be delivered by Microsoft's and Intuit's respective counsel are or will be subject to certain assumptions and are or will be based on the accuracy of the representations in the Reorganization Agreement and the agreements and documents referred to therein. Among the principal assumptions upon which the above tax discussion is and Tax Opinions will be based are that the Merger will be consummated pursuant to the Reorganization Agreement, that Intuit after the Merger will have retained substantially all of its assets, that the parties intend Intuit will continue its business as a wholly-owned subsidiary of Microsoft, and that the significant historic stockholders of Intuit have not disposed of Intuit Shares in contemplation of the Merger and do not have any plan or intention, existing at or prior to the time of the Merger, to dispose of

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

the Microsoft Shares to be received in the Merger such that they would not have a significant continuing equity interest in Intuit after the Merger by virtue of their ownership of Microsoft Shares.

     A successful IRS challenge to the status of the Merger as a Reorganization would result in Intuit stockholders being treated as if they sold their Intuit Shares in a taxable transaction. In such event, each Intuit stockholder would be required to recognize all of his or her realized gain or loss with respect to the disposition of each of his or her Intuit Shares equal to the difference between the Intuit stockholder's basis in such share and the fair market value, as of the date the Merger becomes effective, of the Microsoft Shares received in exchange therefor (plus any cash received for fractional shares). Such gain or loss would be treated as capital gain or capital loss for each such stockholder if he or she held his or her Intuit Shares as a capital asset at the time of the Merger. In such event, an Intuit stockholder's aggregate basis in the Microsoft Shares so received would equal their fair market value as of the effective time of the Merger, and the Intuit stockholder's holding period for such Microsoft Shares would begin the day after the Merger.

     Even if the Merger qualifies as a Reorganization, a recipient of Microsoft Shares at the time of the Merger would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely in exchange for Intuit Shares). Gain would also have to be recognized to the extent that an Intuit stockholder was treated as receiving (directly or indirectly) consideration other than Microsoft Shares in exchange for Intuit Shares. All or a portion of such gain amounts may be taxable as ordinary income.

ACCOUNTING TREATMENT

     The Merger is anticipated to be accounted for using the pooling of interests method of accounting under generally accepted accounting principles. Under the pooling of interests method of accounting, the assets, liabilities and shareholders' equity of Intuit and Microsoft will be carried forward by Microsoft at their recorded amounts. Microsoft's historical financial position will not be materially impacted by the restatement. Likewise, the operating results of Microsoft will be restated and presented as if Microsoft and Intuit had been combined for all periods presented. Microsoft's historical results of operations will not be materially impacted by the restatement, except for the periods when Intuit recorded one-time charges for purchased in-process research and development in connection with the acquisitions of ChipSoft, Inc. and Parsons Technology, Inc. When Intuit completed its acquisition of ChipSoft, Inc. in December 1993, Intuit recorded a charge of $151 million. Such charge will reduce Microsoft's restated earnings per share approximately $0.24 for the quarter ended December 31, 1993. When Intuit completed its acquisition of Parsons Technology, Inc. in September 1994, Intuit recorded a charge of $44 million. Such charge will reduce Microsoft's restated earnings per share approximately $0.07 for the quarter ended September 30, 1994.

     Intuit and Microsoft have entered into agreements with each director and officer of Intuit, each of whom may be considered an affiliate of Intuit under the Securities Act, such that each such person has agreed that he or she will not transfer any Microsoft Shares prior to the date that Microsoft publishes financial statements which reflect at least 30 days of combined operations subsequent to the completion of the Merger. See "THE MERGER AND RELATED TRANSACTIONS -- Related Agreements." Such agreements relate to pooling of interests accounting.

     Microsoft's obligation to effect the Merger, but not Intuit's, is subject to the receipt by Microsoft of a letter from Ernst & Young LLP, addressed to Intuit, to the effect that the Merger will qualify for pooling of interest accounting treatment (without regard to any action or conduct of Microsoft).

REGULATORY REQUIREMENTS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Department of Justice") and specified waiting period requirements have been satisfied. Microsoft and Intuit each filed its respective notification and report forms under the HSR Act on October 21, 1994. The parties were subsequently notified that the Merger had

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

been assigned to the Department of Justice for review. On November 18, 1994, the parties received written notice from the Department of Justice requesting, pursuant to the HSR Act, additional information and documents relevant to the Merger.

     Federal and state antitrust enforcement authorities review the legality of transactions such as the Merger. At any time before or after the Effective Time, and notwithstanding that the HSR Act waiting period has expired, any such agency could take any action under antitrust laws that it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of businesses of Microsoft or Intuit acquired as a result of the Merger. Under certain circumstances, private parties may also bring legal actions under the antitrust laws.

     Based on information available to them, Microsoft and Intuit believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Microsoft and Intuit would prevail or would not be required to accept certain conditions (possibly including certain divestitures) in order to consummate the Merger. Under the Reorganization Agreement, a condition to consummation of the Merger for each of Microsoft and Intuit is that all consents and approvals legally required for consummation of the Merger shall have been obtained and no temporary restraining order, preliminary or permanent injunction, or other order or decree which prevents the consummation of the Merger or imposes material conditions with respect to the Merger shall have been issued and remain in effect.

SURRENDER OF CERTIFICATES; LOST CERTIFICATES

     Microsoft has selected First Interstate Bank of Washington, N.A., the transfer agent for Microsoft Shares, as exchange agent (the "Exchange Agent") to effect the exchange of certificates representing Intuit Shares in connection with the Merger. Promptly after the Effective Time, the Exchange Agent will mail a transmittal form (the "Certificate Transmittal Form") to each holder of record of certificates which immediately prior to the Effective Time represented outstanding Intuit Shares. The Certificate Transmittal Form will contain instructions with respect to the surrender of certificates representing Intuit Shares to be exchanged for Microsoft Shares (together with cash in lieu of any fractional share) and will specify that delivery will be effected, and risk of loss and title to such certificates will pass, only upon delivery of the certificates to the Exchange Agent. Upon surrender to the Exchange Agent of certificates representing Intuit Shares in accordance with the instructions contained in the Certificate Transmittal Form, the holder thereof will be entitled to receive in exchange therefor a Microsoft stock certificate(s) representing the appropriate number of Microsoft Shares to which such holder is entitled and cash in lieu of any fractional Microsoft Share.

     INTUIT STOCK CERTIFICATES SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL AN INTUIT STOCKHOLDER HAS RECEIVED A CERTIFICATE TRANSMITTAL FORM AND SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY.

     Any Intuit stockholder who has lost or misplaced a certificate for any of his Intuit Shares should immediately call Chemical Trust Company of California at (415) 954-9512 for information regarding the procedures to be followed for replacing the lost certificate. Until a replacement certificate is obtained, the Intuit stockholder will be unable to properly submit the Certificate Transmittal Form.

AFFILIATES' RESTRICTIONS ON SALE OF INTUIT SHARES

     The Microsoft Shares to be issued in the Merger have been registered under the Securities Act by a Registration Statement on Form S-4, thereby allowing those shares to be traded without restriction by all former holders of Intuit Common Stock (i) who are not deemed to be "affiliates" of Intuit (as defined for purposes of Rule 145 under the Securities Act) and (ii) who do not become "affiliates" of Microsoft after the Merger.

     Each of the "affiliates" of Intuit have agreed not to sell their Microsoft Shares except under certain circumstances, including where such sale is permitted pursuant to Rule 145 under the Securities Act. In

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

general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of Microsoft Shares and also on the number of Microsoft Shares that such affiliates and others (including persons with whom the affiliates act in concert), may sell within any three-month period. These restrictions will generally apply for a period of at least two years after the Merger (or longer if the person is an affiliate of Microsoft).

NO DISSENTERS' RIGHTS

     Stockholders of Intuit who dissent from the Merger will not be entitled to the rights of appraisal under Section 262 of the Delaware General Corporation Law, which provides that such appraisal rights are not available for the shares of any class of stock designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. See "COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTUIT AND
MICROSOFT -- Appraisal or Dissenters' Rights."

MERGER EXPENSES AND FEES

     Whether or not the Merger is consummated, each party will bear its own costs and expenses in connection with the Reorganization Agreement and the transactions contemplated thereby. In the event that the Merger is consummated, Intuit will be obligated to pay its financial advisor, Morgan Stanley, a fee of at least $5.5 million and not more than $7.9 million, plus expenses, incurred in connection with this transaction, and Microsoft will be obligated to pay to its financial advisor, Goldman, Sachs & Co., a fee presently estimated to be approximately $1.1 million, plus expenses. See "-- Opinion of Financial
Advisor -- Selection and Compensation of Morgan Stanley."

                              MICROSOFT'S BUSINESS

GENERAL

     Microsoft was founded as a partnership in 1975 and incorporated in 1981. Microsoft develops, manufactures, markets, licenses, and supports a wide range of software products, including operating systems for personal computers (PCs), workstations, and servers; business and consumer programs for productivity, reference, education, and entertainment; and software development tools. Microsoft also markets personal computer books and hardware; and is engaged in the research and potential development of advanced technology software products. Microsoft products are available for most PCs, including Apple(R) computers and those running Intel(R) microprocessors.

     Microsoft's business strategy emphasizes the development of a broad line of microcomputer software products for business and personal use, marketed through multiple channels of distribution. Microsoft is divided into three main groups: the Products Group; the Sales and Support Group; and the Operations Group.

     The Products Group is comprised of five main divisions, each responsible for a particular area of software development, technology development, and product marketing. The Personal Operating Systems Division designs and develops operating systems for desktop PCs. The Business Systems Division is responsible for enterprise-wide computing solutions, including client-server architectures, networking products, and workgroup applications. The Desktop Applications Division creates productivity applications. The Developer Division creates database products, as well as programming language products and software development tools. The Consumer Division develops products designed for the home, school, and small business market, including multimedia consumer products and computer input devices (hardware).

     Microsoft also has an Advanced Technology Division, which is involved in research of new technologies for the evolution of personal computing and the development of innovative consumer software architectures.

     The Sales and Support Group is responsible for building long-term business relationships with customers. This group is aligned with one of three customer types: end users, organizations, and OEMs. The Sales and Support Group manages the channels that serve those customers. These channels include the U.S. and

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

Canada, Europe, Other International, and OEM. The group also provides support for Microsoft's products through Product Support Services, Consulting Services, and Solutions Providers.

     The Operations Group is responsible for managing business operations and overall business planning. This includes the process of manufacture and delivery of finished goods, licenses, subscriptions, and fulfillment orders; the publishing efforts of Microsoft Press; and other corporate functions.

     For the amount of revenue contributed by the major product groups and sales channels for the years ended June 30, 1992, 1993, and 1994, see "FINANCIAL ANALYSIS -- Microsoft Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Net Revenues."

PRODUCTS

     PERSONAL OPERATING SYSTEMS

     The Personal Operating Systems Division develops desktop operating systems software, which controls PCs, allocates computer memory, schedules the execution of applications software, and manages the flow of information and communication among the various components of the PC. Microsoft's primary proprietary operating systems for PCs are: the Microsoft MS-DOS operating system, the Microsoft Windows operating system, and Microsoft Windows for Workgroups.

     MS-DOS. Microsoft MS-DOS is a single-user, single-tasking operating system designed for PCs that utilize Intel microprocessor chips. Since the introduction of MS-DOS on the IBM PC in 1981, Microsoft has enhanced MS-DOS as new technologies are developed and user needs have arisen. MS-DOS is preinstalled by OEMs on most PCs.

     Windows. Microsoft Windows is a graphical operating system for MS-DOS-based PCs. Microsoft Windows supports high-performance Windows-based applications, and offers ease of use and aesthetic appeal, scalable TrueType(R) fonts, built-in multimedia functionality, and straightforward integration into corporate computing environments.

     Windows for Workgroups. Windows for Workgroups integrates network and workgroup functionality directly into the Windows operating system. With Windows for Workgroups, users can share files, data, and printers, with ease of access and security.

     Windows 95. Microsoft is developing a new personal operating system, designed to replace MS-DOS, Windows, and Windows for Workgroups as Microsoft's desktop operating system offering. Windows 95 will be a fully integrated 32-bit operating system, compatible with existing software applications and capable of performing as the platform for the next generation of applications, games, PCs, and peripherals.

     BUSINESS SYSTEMS

     The Business Systems division is focused on delivering a broad range of business solutions for organizations. The division develops and markets an integrated product line of software for creating business solutions, including operating systems for servers and workstations, as well as applications for business servers. Server applications development is divided into the areas of databases, connectivity, and workgroup applications.

     Windows NT. Microsoft Windows NT Workstation is a 32-bit, multithreaded operating system for client-server computing. It is capable of running on Intel 386, 486, and Pentium(TM) systems and exploiting the next generation of microprocessor systems, including most RISC architectures and multiprocessor systems. Windows NT has the power to serve as a business workstation to integrate client-server business applications with existing Windows-based desktop applications or as a technical workstation to run high-end engineering or scientific applications. The operating system provides integrated mail and networking with remote access, pre-emptively scheduled multitasking, and support for background communication sessions. Windows NT also provides for the automatic migration of information from previously installed versions of Windows. The Windows NT(TM) Server, in addition to the features of Windows NT Workstation, provides extensive network

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

management features, administration tools, support for Macintosh(R) clients, and fault tolerance. It is a platform for database, communications, and mail servers.

     SQL Server. Microsoft also offers Microsoft SQL Server. Originally developed cooperatively by Microsoft and Sybase, Inc., SQL Server is a high-performance relational database management system for client-server architectures and personal computer local area networks. SQL Server supports the Structured Query Language, which is a commonly used language through which application programs communicate with relational databases. Microsoft provides SQL Server for Windows NT and SQL Server for OS/2.

     Microsoft Mail. Microsoft markets Microsoft Mail for PC networks. Microsoft Mail includes client software for the Microsoft Windows, MS-DOS, Macintosh, and OS/2 platforms. In addition, this workgroup application offers large, corporate users support for multiple network environments. A companion product, Microsoft Mail for AppleTalk(R) networks, is used by companies with Macintosh servers. Microsoft Mail Remote for Windows offers software for remote clients used by travelers or those working at home to stay in touch with the office mail system.

     Schedule+. In 1992, Microsoft introduced the first of its workgroup applications to take advantage of the Microsoft Mail messaging system, Microsoft Schedule+. Schedule+ is a calendaring and scheduling program that helps individuals and groups manage their time and resources. The program searches other workgroup members' schedules to determine meeting availability times, provides invitees the means to accept, decline, or tentatively accept invitations to meetings, and automatically notifies attendees if a meeting is canceled or rescheduled.

     DESKTOP APPLICATIONS SOFTWARE

     The Desktop Applications Division develops applications software, which provides the microcomputer with instructions for the performance of end user tasks. Microsoft's desktop applications software is designed for use by a broad class of end users, regardless of business, industry, or market segment. Primary examples of desktop applications software are word processing, spreadsheet, and presentation graphics programs. Microsoft's desktop applications programs are developed principally for Windows and Macintosh operating systems.

     Microsoft Office. Microsoft Office is a suite of software products featuring seamless integration of the most commonly used desktop applications. Microsoft's suite of products is based upon a document-centric concept, with common commands and extensive use of object linking and embedding (OLE) cross-application capabilities. Microsoft Office comes in two editions, Standard and Professional. The Standard Edition includes Microsoft Word, Microsoft Excel, the Microsoft PowerPoint presentation graphics program, and a workstation license for Microsoft Mail. The Standard Edition is available for Windows and Macintosh operating systems. The Microsoft Office Professional Edition for Windows adds the Microsoft Access database.

     Word Processing. Microsoft's word processing program is Microsoft Word. Microsoft Word for the MS-DOS operating system was introduced in 1983. Since its first release, Microsoft Word has been enhanced with innovations that make it easier for users to do everyday word processing tasks. Microsoft Word for Windows provides all the features that users of word processing products expect in the Windows graphical environment, plus the ability to handle graphics, tables, spreadsheet data, charts, and images imported from other Windows-based software programs. Microsoft also has a version for the Macintosh operating system.

     Spreadsheets. Microsoft's spreadsheet program is Microsoft Excel, which is available for the Windows and Macintosh operating systems. It is an integrated spreadsheet with database and business graphics capabilities. Microsoft Excel allows full linking and embedding of objects that permits users to view and edit graphics or charts from other Windows-based programs from the worksheet in which the object is stored. Microsoft Excel graphics capabilities can be linked to its spreadsheets to allow simultaneous changes to charts as changes are made to the spreadsheets. Microsoft Excel was first introduced in 1985 for the Apple Macintosh. Microsoft Excel for Windows was introduced in 1987.

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

     Graphics. Microsoft PowerPoint is a presentation graphics program for producing slides, transparencies, overheads, and prints. Microsoft markets versions of PowerPoint for Microsoft Windows and the Macintosh.

     Project Management. Microsoft Project is a critical path project scheduling and resource allocation program that runs on Windows and Macintosh operating systems. The product can perform as a budgeting, monitoring, and cost estimating tool for large business projects and as a critical path and schedule planning tool.

     DEVELOPER PRODUCTS

     The Developer Division provides software development tools, database products, and technical information to Windows developers worldwide. These products and services help independent software developers, corporate developers, solutions developers, and hobbyists create a wide variety of applications, primarily for Windows and Windows NT.

     Database Products. Database products control the maintenance and utilization of structured data organized into a set of records or files. Microsoft offers database products which span the needs of individual users up to large corporations. These products include Microsoft Access, Microsoft FoxPro(R), Microsoft SQL Server, and a variety of database connectivity technologies. Microsoft Access is a relational database management application, also offered in conjunction with Microsoft Office, which provides access to structured business data. Microsoft FoxPro is a desktop database development tool which is compatible with the industry standard xBase development language. FoxPro supports xBase applications on MS-DOS, Windows, Windows NT, Macintosh, and UNIX. The Open Database Connectivity (ODBC) product provides access and connectivity to read and write to various databases from other computer industry vendors from within Microsoft Windows applications.

     Software Development Tools and Computer Languages. Software development tools and computer languages allow software developers to write programs in a particular computer language and translate programs into a binary machine-readable set of commands that activate and instruct the hardware. Microsoft develops and markets a number of software development environments, language compilers, and software testing tools. In 1994, Microsoft shipped Microsoft Visual C++(TM) development system for 16 and 32-bit application development on Windows and Windows NT. The Microsoft Visual Basic(TM) programming system for the Windows operating system provides easy access to a wide variety of data sources by integrating the Microsoft Access database engine and the ability to leverage investments in commercial applications through OLE
2.0. Additionally, Microsoft offers professional, highly-integrated development environments in the Assembly and FORTRAN languages for MS-DOS, Windows, and Windows NT.

     Developer Information Products. Microsoft supplies software developers with technical and support information which is critical for successful development on Windows and Windows NT. Developers subscribe to the Microsoft Developer Network (MSDN) information service and receive quarterly updates on CD-ROMs, magazines, and electronically via several on-line information services.

     CONSUMER PRODUCTS

     The Microsoft Consumer division develops and markets useful, enjoyable, and fundamental software and services for small businesses, schools, and homes. The division is developing a synergistic product line focusing on several categories of home software usage, including Personal Tools, Personal Transactions, Family Reference/Information, Lifestyle, Entertainment, and Kids. Many of the Family Reference/Information and Lifestyle titles are available on CD-ROM. The Consumer division is also responsible for hardware input devices such as the Microsoft Mouse and the Microsoft BallPoint Mouse.

     Personal Tools. Microsoft's leading Personal Tools products are Microsoft Works and Microsoft Publisher. Microsoft markets versions of Microsoft Works that run on the Windows, MS-DOS, and Macintosh operating systems. Microsoft Works is an integrated software program that contains word processing with spell-checking and thesaurus; spreadsheet with charting; and database with reporting capabilities. Microsoft Works allows the easy exchange of information from one tool to another. A large

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

percentage of Microsoft Works is licensed through the OEM channel in addition to the finished goods channels. Microsoft Publisher is an easy-to-use, entry-level desktop publishing tool for the Windows operating system. Publisher features PageWizards(TM) design assistants, an interactive tool that automates the design process of 12 custom publications, including newsletters, calendars, greeting cards, and invitations.

     Personal Transactions. Microsoft Money is a financial organization product that provides the user with a variety of features for tracking personal or business expenses. Introduced in 1991, Microsoft Money runs on the Windows operating system and provides easy tracking of account balances, income, and expenses, as well as quick reporting and charting of financial information. If the Merger is approved, the Money product would be sold to Novell. See "THE MERGER AND RELATED TRANSACTIONS -- Related Agreements -- Agreement with Novell."

     Family Reference/Information. Reference and information titles include Microsoft Encarta(TM) and Microsoft Bookshelf(R), which are both available for Windows and Macintosh operating systems. The Encarta multimedia encyclopedia database blends 9 million words of text in 26,000 articles with a wealth of innovative, interactive information presented through animations, videos, maps, charts, sounds, and pictures. Bookshelf is a multimedia reference library for the desktop PC that integrates seven well-respected and authoritative works on one compact disc. As a source of general reference information, Bookshelf includes a dictionary, world atlas, world almanac, thesaurus, concise encyclopedia, and two books of quotations.

     Lifestyle. Lifestyle titles include Microsoft Dinosaurs, Microsoft Dangerous Creatures, Microsoft Ancient Lands, and Microsoft Cinemania(TM), an interactive guide to the movies with entries for 19,000 films. Musical titles include Microsoft Beethoven: The Ninth Symphony, Microsoft Stravinsky: The Rite of Spring, Microsoft Mozart: Dissonant Quartet, Microsoft Multimedia Strauss for Windows, and Microsoft Musical Instruments.

     Entertainment. Microsoft also has a line of entertainment products. Microsoft has marketed Microsoft Flight Simulator(TM) since 1983. Licensed from Bruce Artwick Organization Ltd., Microsoft Flight Simulator has been updated several times and is available for MS-DOS and Macintosh operating systems. Microsoft Golf was introduced in 1992. Licensed from Access Software, Inc., the product is a realistic simulation of the sport of golf for the Windows operating system.

     Kids. Titles for children include Microsoft Creative Writer and Microsoft Fine Artist. Creative Writer is a full-featured creative writing and publishing program; Fine Artist is a comprehensive art program. Both products take advantage of the computer's ability to integrate text, high-quality graphics, sound, and animation to produce an enriching creative experience for children. In September 1994, Microsoft released the first in a series of products based on the popular children's books and television series, Magic School Bus.

     Input Devices. Microsoft's major hardware product is the Microsoft Mouse, a hand-held pointing device that facilitates editing of text on the screen. It can be used with MS-DOS and Windows operating systems and works with many applications products from Microsoft and other companies. The mouse for the Intel microprocessor-based PC was first introduced in 1983. The mouse is sold separately or with Microsoft Windows. In 1991, Microsoft began marketing the Microsoft BallPoint Mouse, designed especially for use with laptop and notebook computers. The BallPoint Mouse is shipped with a universal clamp that fits on the keyboards of most laptop computers and a positioner that allows the user to adjust the angle of the mouse to the keyboard. In August 1994, Microsoft began shipping the Microsoft Natural Keyboard, an ergonomically superior keyboard input device.

     MICROSOFT PRESS

     Founded in 1983, Microsoft Press publishes books about software products from Microsoft and other software developers and about current developments in the industry. Books published by Microsoft Press typically are written and copyrighted by independent authors who submit their manuscripts to Microsoft for publication and who receive royalties based on net revenues generated by the product.

     Microsoft Press contracts with an independent commercial printer for the manufacturing of its books. Publisher's Resources, Inc. acts as Microsoft's main fulfillment house in the United States, maintaining the

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majority of the inventory of Microsoft Press books. Books are marketed by independent sales representatives and by Microsoft Press sales personnel. Internationally, Microsoft Press has numerous international agreements with publishers for the worldwide distribution of its books. Microsoft Press has granted a publisher in England the right to distribute English language versions of its books in all countries except the United States, Canada, Central and South America, and certain Asian countries. In most cases, Microsoft Press provides each publisher with a book's manuscript, and the publisher arranges for its translation and the printing, marketing, and distribution of the translated version.

LOCALIZATION

     Microsoft has a practice of localizing its products, including user messages and documentation, for distribution in other countries. Thus, in France, for example, all user messages and documentation are in French and all monetary references are in French francs, and in the United Kingdom, monetary references are in pounds and user messages and documentation reflect certain British conventions. Various Microsoft products have been localized into more than 30 languages.

MARKETING AND DISTRIBUTION

     Microsoft aligns its sales and marketing people with three customer types: end users, organizations, and OEMs. Microsoft's sales and marketing staff builds long-term relationships with these customers of Microsoft products. Microsoft has four major channels of distribution which deliver product to end users: finished goods in the U.S. and Canada, Europe, and Other International; and OEM.

     The end user customer unit has responsibility for activities that target end users who make individual buying decisions for the PCs they use at work or home. As such, the end user unit handles distributor and reseller relationships; reseller sales terms and conditions; channel marketing and promotions; end user marketing programs; support policies; and seminars, events, and sales training for resellers. Key products are Microsoft's personal operating systems and consumer and desktop applications.

     The organization customer unit has responsibility for activities that target groups of users in large, medium, and small organizations. The unit works with Solutions Providers, the Microsoft Consulting Services division, and directly with organizations to create enterprise-wide solutions to business computing problems. The unit handles computing strategy for organizations; consulting strategy for organizations and Solutions Providers; vertical marketing programs; and large account licensing programs. Additionally, the unit is responsible for the technical training of Solutions Providers and channel resellers; support policies; and seminars, events, and sales training for resellers and Solutions Providers. Key products are Microsoft's business systems, developer software, and software licensed via large corporate account programs.

     The OEM customer unit includes the sales force which works with original equipment manufacturers who include Microsoft software on their PCs.

FINISHED GOODS CHANNELS

     Distributors and Resellers. Microsoft markets its products in the finished goods channels primarily through independent, non-exclusive distributors and resellers. Distributors include Computer 2000, Ingram Micro, and Merisel. Resellers include Corporate Software, Egghead Software, Softmart, and Software Spectrum. Microsoft has a network of field sales representatives and field support personnel who solicit orders from distributors and resellers and provide product training and sales support.

     Large Accounts. Microsoft has a program designed to make it easier for large organizations to acquire and maintain Microsoft products. The program, Microsoft Select, offers flexible software acquisition, licensing, and maintenance options specially designed to meet the needs of large multinational organizations. Targeted audiences include technology specialists and influential end users in large enterprises. Marketing efforts and fulfillment are generally coordinated with the Microsoft network of large account resellers.

     Solutions Providers. The Microsoft Solutions Providers is a comprehensive support relationship with independent companies who provide integration, development, training, and support for business computing

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solutions. The program supports value-added resellers, system integrators, consultants, and training organizations. Under this business partnership strategy, Microsoft provides sales and product information, development services, early access to Microsoft products, and customer support tools including priority telephone support, education, and business development support. To ensure high-quality technical services for Microsoft's products, Microsoft Solutions Providers are required to have Microsoft-certified professionals on staff.

     Consulting Services. Microsoft's Consulting Services Division assists customers in using Microsoft's computer operating systems, applications, and communications products. The group works with Solutions Providers and helps create enterprise-wide computing solutions for large corporate accounts.

     Direct Marketing. Microsoft uses direct marketing techniques aimed at existing and potential users of Microsoft's products. Programs are typically directed through the mail, utilizing lists of targeted individuals. Microsoft uses direct marketing to promote sales of new versions of products to existing users. Fulfillment of product to the end user is accomplished by either direct shipment or through resellers.

     International Sales Sites. Microsoft has established marketing, support, and/or distribution subsidiaries in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, Colombia, the Czech Republic, Denmark, Dubai, Ecuador, Finland, France, Germany, Greece, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Morocco, the Netherlands, New Zealand, Norway, People's Republic of China, Peru, Poland, Portugal, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Kingdom, and Venezuela.

     Microsoft's international operations, both OEM and finished goods, are subject to certain risks common to foreign operations in general, such as governmental regulations, import restrictions, and foreign exchange rate fluctuations.

     OEM Channel. Microsoft's operating systems are licensed primarily to OEMs under agreements that grant the OEMs the right to distribute copies of Microsoft's products with the OEMs' microcomputers. Microsoft also markets certain language and applications programs to OEMs under similar arrangements. In addition, Microsoft markets the Microsoft Mouse and BallPoint Mouse to OEMs for distribution to buyers of the OEMs' computers. In almost all cases, the products are distributed under Microsoft trademarks. Microsoft has OEM agreements covering one or more of its products with virtually all of the major microcomputer OEMs, including AST Research, DEC, Dell, Compaq, Fujitsu, Gateway 2000, IBM, NEC, Olivetti, Packard Bell, Toshiba, Unisys, and Zenith.

     Advertising. Microsoft works closely with large advertising and direct marketing firms. Advertising, direct marketing, worldwide packaging, and marketing materials are targeted to various end-user segments. Microsoft utilizes broad consumer medium (television, radio, and business publications) and trade publications. Microsoft also invests heavily in direct marketing and customer satisfaction areas. In 1995, Microsoft plans to spend more than $100 million on a broad campaign emphasizing Microsoft brand identity.

PRODUCT SUPPORT

     Microsoft's Product Support Services group, with locations in the U.S. and in Microsoft subsidiaries, provides product support coverage options to meet the needs of users of Microsoft products. Microsoft hires individuals with proven product expertise and provides them with productivity tools, continuous product education and training, and consistent processes to deliver quality support for Microsoft products. Coverage options range from standard no-charge toll telephone support to fee-based offerings providing unlimited 800 number telephone and electronic technical support across all Microsoft products 24 hours per day, 7 days per week.

     Users have access to Microsoft KnowledgeBase, a repository of over 55,000 technical articles that is updated regularly with useful information regarding Microsoft products. Microsoft provides access to KnowledgeBase via CompuServe(R), GEnie(TM), Prodigy, America Online, and Internet. Additionally, Microsoft offers two information subscription services: Microsoft TechNet and Microsoft Developer Network.

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

     As a supplement or alternative to direct support, Microsoft enhances the third party support channel by providing Microsoft Solutions Providers with education, training, tools, and support. Microsoft Solutions Providers include Authorized Training Centers, which offer advanced product education and certification on Microsoft products, and Authorized Support Centers, which provide a wide spectrum of multinational support, multivendor support, and integration services.

CUSTOMERS

     As described above, Microsoft has three customer types: end users, organizations, and OEMs. Microsoft believes that most of the end users of its products are individuals in businesses, government agencies, educational institutions, and at home. These end users obtain Microsoft products primarily through distributors, resellers, and OEMs, which include certain Microsoft products with their hardware. Microsoft's practice is to ship its products promptly upon receipt of purchase orders from its customers and, consequently, backlog is not significant.

PRODUCT DEVELOPMENT

     The microcomputer software industry is characterized by rapid technological change, which requires a continuous high level of expenditures for enhancing existing products and developing new products. Microsoft is committed to continued expenditures for research and product development.

     Most of Microsoft's software products are developed internally. Microsoft also purchases technology, licenses intellectual property rights, and oversees third party development for certain products. Product documentation is also created internally. Internal development enables Microsoft to maintain closer technical control over the products and gives Microsoft the freedom to designate which modifications and enhancements are most important and when they should be implemented. Microsoft has created a substantial body of proprietary development tools and has evolved a development methodology for creating and enhancing its products. These tools and methodology are also designed to simplify a product's portability among different operating systems or computers.

     Microsoft believes that a crucial factor in the success of a new product is getting it to market quickly to respond to a new user need or an advance in hardware design, without compromising product quality. Microsoft strives to become as informed as possible at the earliest possible time about technological advances and changing usage patterns.

     During fiscal years 1992, 1993, and 1994, Microsoft spent $352 million, $470 million, and $610 million, respectively, on product research and development activities. Those amounts represented 12.8%, 12.5%, and 13.1%, respectively, of net revenues in each of those years.

COMPETITION

     The microcomputer software market is intensely competitive and subject to rapid change. Microsoft's competitors include many independent software vendors, such as Lotus Development, Oracle, and Novell. These companies generally have a narrower focus than Microsoft in product offerings such as spreadsheets, relational databases, word processors, and networking software.

     Large personal computer OEMs offer operating systems and are devoting significant resources to creating new operating systems, notably IBM, Apple Computer, and Sun Microsystems. Microsoft markets its operating systems products to OEMs and end users. Microsoft competes for that business with the large OEMs and joint ventures of OEMs, and independent systems software vendors, such as Novell.

     Microsoft believes that the principal competitive factors in marketing microcomputer software are the product's reputation, features and functions, ease of use, reliability, price relative to performance, timeliness of delivery, and availability and quality of support services. There is no assurance that Microsoft's competitive position will not be adversely affected by one or more of these factors in the future.

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

PRODUCT PROTECTION

     Microsoft regards the intellectual property used in its software as proprietary and attempts to protect it with copyrights, patents, trade secret laws, internal and external nondisclosure safeguards, and restrictions on disclosure and transfer that are incorporated into its software license agreements. Despite these restrictions, it is possible for competitors and users to copy aspects of Microsoft's products or to obtain and use information that Microsoft regards as proprietary. Existing laws protecting intellectual property are helpful but imperfect aids in preventing unauthorized copying and use of Microsoft's products. Monitoring and identifying unauthorized copying and use of software can be difficult, and software piracy is a persistent problem for the software industry. Piracy is particularly acute in international markets. Some of Microsoft's products distributed internationally use electronic copy protection to assist in preventing unauthorized copies, but the more typical Microsoft antipiracy strategy is to work with others in the industry to secure the passage of appropriate laws protecting software, to educate the market and persuade users about the benefits of legitimate software, and to participate in selective enforcement actions.

MANUFACTURING

     Microsoft has manufacturing facilities located in the United States, Puerto Rico, and Ireland. Microsoft's manufacturing operations involve the production of disks, assembly of purchased parts, and final packaging. Quality control tests are performed on purchased parts, and finished disks and other products. The chief materials and components used in Microsoft products include disks, books, and multicolor printed materials. Microsoft is often able to acquire component parts and materials on a volume discount basis. Microsoft has multiple sources for raw materials, supplies, and components.

     Microsoft contracts a portion of its manufacturing activity to third parties. Outside manufacturers produce software products, documentation, and hardware such as mouse pointing devices. There are other custom manufacturers in the event that products become unavailable from current sources.

EMPLOYEES

     As of June 30, 1994, Microsoft employed 15,257 people, 10,264 domestically and 4,993 internationally. Of the total, 4,417 were in product research and development, 8,079 in sales, marketing, and support, 1,344 in manufacturing and distribution, and 1,417 in finance and administration. Microsoft's success is highly dependent on its ability to attract and retain qualified employees. Competition for employees is intense in the software industry. To date, Microsoft believes it has been successful in its efforts to recruit qualified employees, but there is no assurance that it will continue to be as successful in the future. None of Microsoft's employees are subject to collective bargaining agreements. Microsoft believes that relations with its employees are excellent.

PROPERTIES

     Microsoft's corporate offices consist of approximately two million square feet of office building space located in Redmond, Washington. There are two sites that total approximately 300 acres of land. Microsoft is constructing a 225,000 square foot office building, which is expected to be completed in the spring of 1995. Additionally, construction has started on another series of office buildings with approximately 675,000 square feet of space. Occupancy is expected by the end of calendar 1995. Microsoft owns all of its corporate campus.

     Microsoft's domestic manufacturing and distribution operation consists of a 265,000 square foot facility situated on 23 acres in nearby Snohomish County, Washington, and a 45,000 square foot disk duplication facility in Humacao, Puerto Rico. The Puerto Rican facility, which began operation in April 1990, is leased under a 10-year lease, with an option to renew for an additional 10 years. Microsoft's European manufacturing operation consists of 155,000 square foot facility situated on 12 acres in Dublin, Ireland. The Ireland site also includes a 25,000 square foot office building for international localization.

     Microsoft owns a 65,000 square foot office building on seven acres of land near London, England. In Les Ulis, France, Microsoft owns a 110,000 square foot office building on four acres of land.

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

     In addition, Microsoft leases office space in numerous locations in the United States and many other countries.

LEGAL PROCEEDINGS


     On July 15, 1994, Microsoft and the U.S. Department of Justice (DOJ) entered into a consent decree resolving the DOJ's non-public investigation of Microsoft. On February 15, 1995, the U.S. District Court for the District of Columbia entered an order denying DOJ's motion to approve the consent decree. On February 16, 1995 the DOJ filed a notice of appeal to the United States Court of Appeals for the District of Columbia Circuit and requested expedited consideration and briefing schedule. In its brief, the DOJ said that United States District Court Judge Stanley Sporkin's decision to refuse to enter the final judgment misconstrued the scope of his review under the Tunney Act, and erroneously rejected a decree that undoubtedly met the Tunney Act's "public interest" test. On February 17, Microsoft also filed a notice of appeal. Microsoft is also currently involved in litigation with Apple Computer, Inc. and Wang Laboratories, Inc. See "MICROSOFT FINANCIAL STATEMENTS -- Notes to Financial Statements -- Contingencies."


     Microsoft is also named as a defendant in the complaint filed against Intuit and its directors which seeks injunctive and other relief with respect to the Merger. See "INTUIT'S BUSINESS -- Legal Proceedings."


     On February 9, 1995, Apple Computer, Inc. (Apple) added Microsoft and Intel Corporation as additional defendants in a lawsuit previously brought against The San Francisco Canyon Co. for alleged copyright infringement, trade secret misappropriation, unfair competition, and conversion in the U.S. District Court, Northern District of California. The complaint includes allegations that Microsoft included a small amount of computer code allegedly owned by Apple in a version of Microsoft's Video for Windows software product. The complaint seeks to enjoin Microsoft from marketing products copied or derived from Apple's allegedly copyrighted material, to require the recall of all infringing products from the market, and to recover actual and punitive damages in unspecified amounts. Although this suit is in its preliminary stage, Microsoft believes that the resolution of the suit will not have a material adverse effect on its financial condition or results of operations and intends to defend the litigation vigorously.


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

                               INTUIT'S BUSINESS

BACKGROUND

     The mission of Intuit is to fundamentally change the way that individuals and small businesses manage their financial affairs. To that end, Intuit develops, markets and supports personal finance, small business accounting and tax preparation software products, and related supplies and electronic services, that enable individuals, professionals, and small businesses to automate commonly performed financial tasks and better organize, understand, and manage their financial lives. Intuit employs a variety of consumer marketing techniques to define and design its products and services so that they will be easy to use and will satisfy customer's needs. Intuit's product development strategy focuses on products that give new and existing customers added value and provide Intuit with opportunities for follow-on sales and recurring revenue. For example, Intuit has developed several integrated, complementary products that seamlessly share financial information, so that its customers can use several Intuit products in conjunction with one another, providing Intuit a significant opportunity to cross-sell its products and leverage its existing customer base.

     Intuit commenced operations in March 1983 and was incorporated under the laws of California in March 1984. Intuit was reincorporated under the laws of Delaware in March 1993, shortly before its initial public stock offering. In December 1993, Intuit acquired ChipSoft, a publicly-held developer and marketer of tax preparation software products. In April 1994, Intuit purchased the assets of Best's professional tax preparation software business, and, during July 1994, Intuit acquired NPC, a privately-held provider of automated bill payment services. Each of the above acquisitions was accounted for as a "purchase" transaction for accounting purposes.

     Unless otherwise indicated herein, "Intuit" refers to Intuit Inc., a Delaware corporation (and its California predecessors), and its wholly-owned subsidiaries, including ChipSoft (and its predecessor), Intuit Ltd., a United Kingdom company, Intuit Deutschland GmbH, a German company, Wintax Software Corporation, a Canadian corporation that is a subsidiary of ChipSoft, and NPC. In September 1994, following the close of Intuit's fiscal year end, Intuit completed its acquisition of Parsons in a transaction that was accounted for as a purchase. See "Intuit Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisition of Parsons Technology, Inc.," and Notes 2 and 11 of Notes to Intuit Consolidated Financial Statements.

     Intuit's first product, Quicken, enables individuals to automate many personal financial transactions such as calculating account balances, printing checks, creating budgets, reconciling bank statements and preparing personal financial reports and graphs, in order to record, understand and manage their finances more effectively. Quicken simplifies data entry by allowing users to input their financial information through use of an easily recognizable on-screen metaphor, the checkbook. Intuit's next major financial management product, QuickBooks, provides owners of small businesses with the more extensive functions they require while maintaining ease of use. With a design based on easy to use on-screen invoices and forms, instead of debit-and-credit entry, QuickBooks is tailored to small business users who are unfamiliar with complex double-entry accounting principles.

     Intuit also develops and markets a range of related supplies designed to be used in conjunction with its software products to further automate transaction execution and record keeping. Intuit's line of supplies, which includes paper checks, invoices and window envelopes, enables users to save time and generate professional looking forms. Supplies generate significant recurring revenue and add value and functionality to Intuit's software products. Additionally, through its Automated Financial Services division, Intuit also offers a number of on-line services, including electronic bill payment, payroll tax update services, and the Quicken VISA card with Intellicharge, that extend the capabilities of Intuit's software products and increase the automation of financial tasks.

     Through its merger with ChipSoft in December 1993, Intuit added to its product line the individual tax preparation software products TurboTax and MacInTax, as well as the professional tax preparation software products, TurboTax ProSeries. Intuit's tax preparation software is designed to harness the power of the personal computer to allow both individual taxpayers and professional tax preparers to automate the process of

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

preparing tax returns in their homes and offices. This software simplifies the process of preparing tax returns by reducing calculation time and errors, automatically transferring data between forms, checking for missing and incomplete information, and aiding in the organization of tax records. Tax preparation software further benefits professional tax preparers by allowing them to speed up the processing of tax returns, reduce costs, and have greater control over the tax preparation process. By its nature, tax preparation software must be revised and updated for each new tax year and is thus a source of renewal revenue.

     Intuit also provides extensive free customer support for its products in order to increase customer satisfaction and brand loyalty, to increase its registered customer base for future sales opportunities, and to obtain direct input from customers regarding desirable new products, product features, and upgrades.

PRODUCTS

     Intuit's primary sources of revenue are personal finance products, tax preparation products, small business accounting products, complementary supplies, and automated financial services offerings.

     PERSONAL FINANCE PRODUCTS

     Intuit develops personal finance software products for the three most popular personal computer operating environments: Windows, DOS, and Macintosh. As of October 1994, only one of Intuit's largest competitors offered personal finance products for all three of these environments.

     Quicken was introduced in October 1984 and has since been enhanced and upgraded several times. Quicken allows users to organize, understand and manage their personal finances. Designed to look and work like a checkbook, it provides users with an easy-to-use method for recording and categorizing their financial transactions. Once entered, the financial information can be analyzed and displayed using a broad set of reports and graphs. Quicken also allows users to reconcile their bank accounts and track credit card purchases, investments, cash, and other assets and liabilities. In addition, it provides a budget spreadsheet for manipulating an annual budget. Quicken also enables users to make payments by printing computer checks or by initiating electronic payments via modem. Sales of Quicken and Quicken-related supplies and services would have represented approximately 30% of Intuit's and ChipSoft's combined pro forma net sales during the twelve months ended July 31, 1994. Accordingly, a decline in demand for Quicken, as a result of competition, technological change or other factors, could have a material adverse effect on Intuit's operating results and financial condition.

     SMALL BUSINESS ACCOUNTING PRODUCTS

     Recognizing the widespread customer use of Quicken for small business applications, Intuit developed a similar family of products for small businesses.

     QuickBooks was developed to address the needs of the small business user but shares many of Quicken's most popular features, including an easy-to-use design that does not require the user to be familiar with traditional double-entry accounting concepts such as debits and credits. For example, QuickBooks supports both cash-based and accrual-based accounts payable ("A/P") with separate entry of bills and automatic generation of A/P checks based on outstanding vendor balances, whereas Quicken is designed primarily for individuals who pay bills on a cash basis. In addition, QuickBooks offers flexible invoicing, including printing on pre-printed forms, letterhead or plain paper, and full tracking and aging of invoices.

     QuickPay is a payroll add-on product for Quicken and QuickBooks that calculates and tracks gross salary and payroll deductions and is targeted to small businesses that do not use an outside payroll service. A related service offering is Intuit's Tax Table Update Service, a diskette-based data service that provides customers with new tax table files whenever relevant federal, state or local tax rates change.

     QuickInvoice works together with Quicken for Windows to allow business users to generate and print professional-looking invoices and to track revenue and receivables balances. QuickInvoice uses DDE (Dynamic Data Exchange) links to Quicken to send and receive transaction information.

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

     TurboTax for Business is a tax return preparation product that enables Intuit's QuickBooks small business accounting software users to prepare their own corporate tax returns without having to retain an outside tax preparation professional. Intuit sells separate TurboTax for Business programs for preparing Federal corporate returns (1120 and 1120S) and partnership returns (1065). The product is also available for a limited number of states.

     TAX PREPARATION PRODUCTS

     Intuit also develops, markets and supports a broad line of more than 360 software products sold under the brand names TurboTax, TurboTax ProSeries, and MacInTax. Through its acquisition of Parsons in September 1994, Intuit also acquired Personal Tax Edge, a lower-end personal tax preparation product that is marketed primarily through direct sales efforts. Intuit sells its tax preparation software to consumers and small businesses for use in preparing their own tax returns and to professional tax preparers for use in preparing their clients' tax returns.

     Tax preparation software must be rewritten each year to reflect annual changes in tax laws and forms, and customers must purchase new versions each year in order to file accurate tax returns using such software. As a result, tax preparation software generates renewal revenues that historically have been more regular and predictable than upgrade revenues typical of other types of personal computer software. A change in this pattern could have a material adverse effect on Intuit's operating results and financial condition.

     Pro forma combined net sales of consumer and professional tax products (inclusive of pre-merger sales by ChipSoft during the period from August 1, 1993 though the December 12, 1993 closing date of the ChipSoft acquisition) were approximately 34% of total pro forma combined net sales of Intuit and ChipSoft for the 12 months ended July 31, 1994.

     CONSUMER TAX PRODUCTS

     The principal market for Intuit's consumer tax preparation software products consists of individuals who prepare their own federal income tax returns and own or have access to personal computers.

     Intuit's domestic consumer tax products consist of tax planning and preparation software for federal and state individual income tax returns. Intuit currently provides 44 state tax preparation products (one for each state that has an individual income tax) for DOS-based computers and 25 state tax preparation products for Windows-based and Macintosh computers.

     Intuit's tax preparation software products are designed to be easy to use for computer users of all skill levels, yet sufficiently sophisticated to prepare complex returns. The programs offer the flexibility of different data entry methods for different levels of experience, including Intuit's EasyStep system to help novice users prepare their taxes quickly and easily and identify tax deductions that might otherwise be missed. In addition, TurboTax and MacInTax offer extensive, context-sensitive tax help at the touch of a key, including both the Internal Revenue Service (the "IRS") instructions for, and a layman's explanation of, most individual line items on the tax forms. The programs also identify entries that might trigger an IRS audit. Finally, the programs print out completed IRS-approved forms on virtually any home computer, ready to be signed and mailed by the user. Alternatively, customers can use Intuit's software to prepare their returns to be filed electronically.

     Intuit releases HeadStart preliminary editions of its federal 1040 and selected state tax return programs several months in advance of the release of the final versions of those products. These preliminary editions enable customers to organize their records and to make tax-planning decisions. Intuit releases final editions in January or February after all of the relevant forms have been made available by the IRS. Final editions automatically transfer data previously entered into preliminary editions.

     PROFESSIONAL TAX PREPARATION PRODUCTS

     The market for Intuit's professional products includes a wide range of professionals who prepare tax returns for individuals and small businesses. Professional users of tax preparation software include individual

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

tax preparers, small and mid-sized bookkeeping services and accounting firms, major regional and "Big Six" accounting firms, as well as entrepreneurs who prepare taxes on a part-time basis. Tax preparation software is also used by lawyers, financial planners, and other professionals. Intuit believes that small to mid-size independent tax preparers currently comprise the largest segment of its professional tax customer base.

     In April 1994, Intuit purchased from Best the assets of Best's professional tax preparation software business, including its customer service and product support facility in Fredericksburg, Virginia, which Intuit assumed control over in August 1994. For the 1994 tax year, Intuit plans to market its existing professional tax software, the TurboTax ProSeries line, to the approximately 10,000 former Best professional tax customers, and will provide these customers with data conversion at no charge. Best's tax software products have been discontinued. See "FINANCIAL ANALYSIS -- Intuit Management Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to Notes to Intuit Consolidated Financial Statements for additional information concerning the Best acquisition.

     Intuit's core professional products, TurboTax ProSeries 1040 (for DOS, Windows and Macintosh) provide income tax capabilities and tax management features appropriate for the specific needs of professional tax preparers. To service the wide range of needs of its professional customer base, Intuit has developed a broad suite of products to complement its 1040 products. For example, Intuit sells separate programs for the preparation of state individual income tax returns, corporate returns (1120 and 1120S), and partnership returns
(1065), fiduciary returns (1041), not-for-profit returns (990), as well as certain state equivalents of the returns and add-on modules that provide practice management, networking, enhanced printing, and electronic filing capabilities. Intuit also offers a fixed asset depreciation software product and develops the popular Accountant's Trial Balance accounting software products for the American Institute of Certified Public Accountants.

     OTHER SOFTWARE PRODUCTS

     Intuit has more recently begun to market a line of software products that provide consumers with information useful in managing other aspects of their personal affairs. These include two products developed by Parsons -- It's Legal, a product that enables consumers to prepare several legal forms and documents, and Medical Drug Reference, which enables a user to access information regarding various medical pharmaceuticals.

     Through the Parsons acquisition Intuit also acquired QuickVerse, a computerized concordance that enables users to quickly find particular verses in the Bible.

     SUPPLIES

     Intuit offers a range of paper supplies, including checks, invoices, and business envelopes, that increase the usefulness of its software products. Intuit sells wallet, business, and voucher style checks for both continuous-feed and laser printers, and offers many styles of checks with a choice of backgrounds or in multi-part formats. Invoice forms are available in multiple styles for continuous-feed and laser printers, again with a multi-part option. Matching double-window envelopes, deposit slips, and address stamps complete the supplies product line. Revenues from supplies products would have represented approximately 19% of Intuit's and ChipSoft's combined pro forma net sales during the 12 months ended July 31, 1994.

     Because virtually all of the supplies products involve printing to the customers' specifications, these products are sold directly to users. Customers receive supplies catalogs and order forms with most Intuit software products. Users may also order electronically at any time using the "Intuit Marketplace" feature in Intuit's software products. Orders can be mailed or sent by facsimile to Intuit's processing center in Palo Alto, California, where billing information is recorded and the order is forwarded to one of Intuit's two printing sub-contractors.

     Intuit has only two sources for most of its supplies product lines. Intuit's ability to provide such supplies is dependent on continued relations with these vendors, and the failure of these vendors to continue to provide supplies on a timely basis could have an adverse effect on Intuit's operating results and financial condition.

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     AUTOMATED FINANCIAL SERVICES

     Intuit has recognized that its large installed base of Quicken, QuickBooks and QuickPay users, and its control over the technology of these products, has created a significant opportunity for Intuit to offer value-added services that further automate financial transactions for its users. Since 1990, Intuit has introduced a total of four such service offerings.

     Quicken VISA Card with IntelliCharge combines the use of a credit card with software and communications technology to address a widespread customer need. Research indicated that users of personal finance software products wanted better understanding and control of their credit card expenditures with greater ease of data entry. With IntelliCharge, Intuit has created a new product that combines (i) the Quicken VISA card (issued through Primerica Bank), (ii) the IntelliCharge service, which collects expenditure data, prepares an electronic statement for each cardholder on a monthly basis, and distributes it to cardholders via diskette or modem, and (iii) provisions in the Quicken software to read this electronic statement, enter the data, and categorize transactions automatically into appropriate expense categories (based on prior usage or SIC code). As a result, all credit card data can be automatically entered and monthly statements can be processed and categorized in a few minutes with complete accuracy. Although there is no annual fee for the Quicken VISA card, users are required to pay an annual data-delivery charge for delivery via diskette. In addition to a portion of this data-delivery charge, Intuit receives compensation from Travelers Bank, the card-issuing bank, based on credit card usage.

     Electronic Bill Payment, currently provided through CheckFree Corporation ("CheckFree"), allows Quicken users to pay bills without paper checks by transmitting payment instructions via modem. Intuit is currently compensated by CheckFree for enrolling end users in the service. Intuit will continue to support CheckFree for current users, but during 1995 Intuit anticipates that it will begin to provide its electronic bill payment service through its NPC subsidiary, which Intuit acquired in July 1994. NPC provides electronic banking, bill payment and stock quote retrieval services to customers via their modems and personal computers. In January 1995, CheckFree filed a lawsuit alleging that NPC's computerized bill payment system infringes a patent held by CheckFree and seeking to enjoin its use by NPC and Intuit. See "Legal Proceedings". See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Intuit" and Note 2 of Notes to Intuit Consolidated Financial Statements for more information of the NPC acquisition.

     Tax Table Update Service is a diskette-based data service that provides QuickPay users with new tax table files whenever relevant federal, state or local tax rates change. The service is provided free in the first year and costs approximately $40 per year thereafter.

     Quicken Quotes is a stock price service that allows modem-equipped end users to download current stock prices into Quicken Deluxe 4 for Windows. Intuit and CompuServe Incorporated, the data provider, share the fee revenue derived from the service.

     Each of Intuit's service offerings is provided in conjunction with a single third party. Although Intuit believes that it has satisfactory contractual and business relationships with these third parties, termination of any of these relationships could interrupt Intuit's ability to provide a given service offering.

PRODUCT DEVELOPMENT AND MARKETING

     In fiscal 1994 Intuit internally reorganized several previously centralized corporate functions into separate business units. This was done to more closely align Intuit's marketing and product development efforts to better address target markets. Some of Intuit's current business units include its personal finance, business products, automated financial services, personal tax, professional tax, supplies, and information products groups. Each business unit utilizes its own development, marketing and allocated customer service, and technical support personnel to develop, market, and support products from the earliest design stages through product shipment and beyond into the postshipment maintenance period. The marketing staff for each business unit is responsible for that business unit's market research, product management, and creation of consumer demand through advertising, direct mail, and other promotional techniques. Intuit believes that this

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business unit approach provides more highly focused levels of marketing and technical input in the early stages of product development and assists developers in balancing the needs of existing customers (who are potential upgraders) with the needs of future new customers.

     Since its earliest days, Intuit has demonstrated creativity in its marketing approaches and an ability to apply successful consumer mass marketing concepts from other industries to the marketing of software products. Examples include Intuit's use of airline in-flight magazines and television advertising to generate direct sales and its early penetration of emerging low-price retail channels such as computer superstores, discount chains, and warehouse and club stores. Intuit expects to continue these marketing strategies through its new business units and expects to increase its direct mail marketing efforts in the coming fiscal year.

     Intuit believes that successful products must be easy to use and responsive to the specific needs and use patterns of its customers, and strives to develop its products in accordance with these consumer marketing principles. Accordingly, Intuit attempts to define desirable new products and enhancements to existing products by conducting market research and working closely with its current and prospective customers to determine their needs and requirements and to obtain their input regarding desired product functions. New products and enhancements are then designed based on this consumer input and field-tested by actual users who further critique the product and suggest modifications. Once a product is released, customer reactions and input continue to be monitored by Intuit's technical support staff and fed back into the development process to assist in the development of product enhancements and upgrades.

     In addition, Intuit strives to define and develop products and upgrades that will stimulate ongoing sales to repeat customers in order to leverage the sales opportunities offered by Intuit's existing customer base. For example, Intuit has developed certain complementary products that can share information and be used in conjunction with other Intuit products. These integrated products provide added value and functionality to new and existing customers and expand Intuit's sales opportunities. Intuit also attempts to exploit new technologies such as CD-ROM to expand the features and functions of its products and generate revenue from sales of upgrades.

     The development of tax preparation software is unique in the personal computer software industry because a rigorous annual development cycle is mandated by the adoption of new tax laws and forms by the federal and state governments each year. The uncertain timing of the release of tax forms by the IRS and state government agencies and the complexity of the tax laws create a need for flexible, highly-sophisticated development management schedules. Intuit uses its development architectures for both its consumer and professional tax software products, providing it with significant operating leverage compared to tax preparation software companies which produce only a consumer tax product or only a professional tax product.

     Intuit's research and development expenses for the twelve months ended July 31, 1994 were $24.5 million (excluding research and development expenses incurred by ChipSoft from August 1, 1993 through December 12, 1993, the closing date of the Intuit/ChipSoft merger). Intuit intends to substantially increase actual spending on research and development during fiscal 1995 in order to develop new products, as well as adapt existing products for international markets.

     Intuit believes that its future success will depend in large part upon its ability to enhance its existing products and to develop and introduce new products on a timely basis. New products or enhancements must keep pace with competitive offerings, adapt to new hardware platforms, technologies and emerging industry standards, and provide additional functionality. Thus, while Intuit's current products primarily facilitate the record-keeping and reporting of past financial transactions, Intuit plans to develop and offer new products and services that will automate the processing of current financial transactions and assist customers in financial planning and decision-making. Intuit currently has a number of new product development efforts under way, or planned to commence in the future. Failure to develop and introduce new products in a timely manner could have a material adverse effect on Intuit's operating results and financial condition. Additionally, due to the short tax season, any delays in the completion and shipment of tax software products could have a significant negative impact on Intuit's net revenues during its second and third fiscal quarters.

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     New software products often contain undetected errors or "bugs" that can adversely affect the performance of a product or damage a user's data. If products are released which contain errors, Intuit may lose customer acceptance of its products, as well as market share, and may be required to issue maintenance releases or refunds. Any of such steps, if taken, could have a material adverse impact on Intuit's operating results. In the past Intuit has inadvertently introduced new products containing bugs for which Intuit issued free maintenance releases to correct the errors. In particular, following the March 1992 introduction of QuickBooks, Intuit issued two maintenance releases and offered technical assistance to certain customers to enable them to resume use of QuickBooks. The material, product development, and technical service and support costs associated with the QuickBooks maintenance releases adversely affected Intuit's operating results in the second half of fiscal 1992. In addition, errors in Intuit's products can also potentially result in other types of liability to customers. For example, Intuit guarantees the accuracy of the tax calculations performed by its federal consumer 1040 tax preparation products and has agreed to reimburse any penalties paid by a consumer customer to the Internal Revenue Service solely as a result of miscalculation on a form prepared using Intuit's 1040 products. Should these products contain a calculation error affecting a significant number of consumer customers' returns, Intuit could be subject to liability claims and be required to make substantial payments, and its operating results and financial condition could be materially adversely affected. Various customers asserted claims against ChipSoft for expenses they incurred as a result of certain alleged errors in ChipSoft's 1992 income tax year electronic filing software and certain problems were experienced in the 1993 tax year professional business tax products. Although Intuit maintains a data processor's errors and omissions insurance policy, such a policy would not necessarily afford protection against all such claims. Intuit attempts to assure the quality and accuracy of the information contained in its products and to limit its potential liability through indemnification agreements and/or through appropriate disclaimers in its product documentation. However, there can be no assurance that the contractual provisions used to limit liability will be enforceable.

SALES AND DISTRIBUTION

     Intuit's marketing efforts have historically focused primarily on creating consumer demand to "pull" product through the retail channel. As a result, Intuit has historically maintained a relatively small sales department. However, recent extensions of Intuit's product lines have increased the need for channel support. Accordingly, Intuit has added regional sales managers in Seattle, Dallas, Minneapolis, Boston, Washington, and Canada and has also created an outbound retail merchandising group to support software retailers. This group refers orders to distributors and concentrates on building awareness among retailers of Intuit's products and sales promotions. Intuit expects to incur higher sales expense due to the addition of these regional sales managers.

     In the United States and Canada, a majority of Intuit's products are sold through retail distribution. Sales to the retail channel are made both by Intuit directly and by distributors, including Ingram Micro D, Inc., Merisel, Inc., Navarre and Handleman. Intuit's products are carried broadly by retail software outlets, computer superstores and general mass merchandisers. To augment these efforts, Intuit from time to time has established OEM arrangements. Intuit also sells products directly to end users.

     The distribution channels through which consumer software products are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and retailers and the emergence of new retailers such as general mass merchandisers. In addition, there are increasing numbers of companies competing for access to these channels. Intuit's arrangements with its distributors and retailers may be terminated by either party at any time without cause. Distributors and retailers carry competing products. Retailers of Intuit's products typically have a limited amount of shelf space and promotional resources for which there is intense competition. There can be no assurance that distributors and retailers will continue to purchase Intuit's products or provide Intuit's products with adequate levels of shelf space and promotional support. In addition, personal computer hardware and software companies have reported declines in gross margins and greater product returns as they have increased sales through the mass merchandise distribution channel. Although to date Intuit has not experienced materially lower margins or higher returns on its sales through this channel, there can be no assurance that Intuit will not be similarly affected in the future.

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

     In the ten months ended July 31, 1994 and twelve months ended September 30, 1993, sales to Ingram accounted for 15% and 12% of net sales, respectively; sales to Merisel accounted for 15% and 17% of net sales, respectively. No other customer accounted for more than 10% of net sales during these periods. The net sales and percentage of net sales figures referred to in this paragraph do not include any sales by ChipSoft prior to December 12, 1993, the effective date of Intuit's acquisition of ChipSoft.

     Although Intuit's software products are sold primarily as stand-alone products through retail software stores and direct response marketing, Intuit has participated in creating bundled product offerings with other hardware and software manufacturers in OEM relationships. To date, the majority of bundles have been for special editions of Quicken for Windows and Quicken for DOS that have more limited feature sets than the standard versions of the same products. In some cases, OEMs purchase fully-assembled products directly from Intuit, although recently the trend has been towards "diskless" bundles, under which the OEM pre-installs the software on personal computers and includes only a documentation set. In such instances, the OEM pays the cost of goods for the documentation and a royalty on the software. The prices Intuit receives for OEM sales are typically significantly lower than distributor prices and can substantially reduce Intuit's operating margins. However, Intuit believes that OEM sales enable Intuit to pursue its strategy of continuing to acquire new customers to whom it can market new products and upgrades.

     Intuit also markets and sells its products directly to new and renewal customers and believes that direct sales will be an increasingly important channel for sales of Intuit's products and product upgrades. All Intuit's professional tax and supplies products, and approximately 60% of its personal tax software products, are sold directly by Intuit to end-users utilizing direct-response advertising in computer magazines and selected general interest magazines and newspapers and targeted direct-mail solicitations. Intuit believes that such advertising generates direct orders, stimulates retail demand and increases general consumer awareness of Intuit's products. Direct sales are also made through in-bound and out-bound telemarketing efforts. Intuit believes that the direct sales channel is an excellent vehicle for developing multiyear associations with repeat customers for sales of new products and upgrades. Intuit has made significant improvements in the infrastructure, particularly personnel and telephone and computer systems, necessary to handle a substantial direct marketing business, particularly with regard to tax software, and will continue to expand such infrastructure as its direct-marketing sales grow. Parsons, which Intuit acquired in September 1994, has extensive experience in direct mail marketing, and Intuit expects to use Parsons' expertise to increase its direct sales and marketing efforts in the future. As part of its strategy to increase direct customer sales, Intuit uses product registration (such as its recent efforts to require registration of QuickBooks customers) and other methods (such as its purchase of Best's professional tax customer list) to build large database of registered customers to whom direct mail marketing campaigns and other sales promotions can be addressed.

     Intuit maintains a stock balancing policy that allows distributors and retailers to return products at any time for credit. In addition, Intuit often sells directly to end users using free trial and satisfaction guaranteed offers and, competitors' promotional or other activities could cause returns to increase sharply at any time. Further, the rate of product returns could increase as general mass merchandisers become an increasing percentage of Intuit's business or other changes in Intuit's distribution channels occur or if existing products become obsolete. Tax preparation software must be rewritten each year to reflect annual changes in tax laws and forms, and customers must purchase new versions each year in order to file accurate returns using such software. During the tax return preparation season Intuit intentionally ships more units to its distributors and retailers than it expects them to sell during such season in order to reduce stock-outs. All of such units of Intuit's tax products are sold on a returnable basis and, after April 15, Intuit customarily reduces the price it charges to resellers in order to encourage post-season sales of unsold tax products. As a result of these factors, Intuit has historically accepted substantial returns of its tax products each year, principally from April to September, and expects to continue to do so in the future. Intuit establishes reserves, including reserves under Intuit's stock balancing policy, based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, distributor and retailer inventories of Intuit's products and other factors. Product returns that exceed Intuit's reserves could adversely affect Intuit's operating results and financial condition; however, through the end of its last fiscal year, Intuit's returns reserve has been adequate. See "FINANCIAL
ANALYSIS -- Intuit Management Discussion and Analysis of Financial Condition and

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Results of Operations." Such returns and price reductions represent a substantially higher percentage of sales to distributors and retailers, but represent only a small percentage of direct sales to end users of Intuit's products.

INTERNATIONAL

     Intuit has begun to develop localized versions of some of its products for sale to international markets. Intuit now produces a Windows and DOS Quicken for U.K., Australia, and New Zealand, as well as a Windows version of Quicken for the German market and a Windows version of QuickBooks for the U.K. market. Intuit may introduce localized versions of Quicken and QuickBooks in other countries based on customer demand and available resources. Intuit also produces personal tax preparation products for certain international markets: WinTax in Canada and QuickTax for the U.K. and Australian/New Zealand markets. Revenue derived from sales of Intuit's products outside North America has been less than 3% of net sales during the twelve-month period ended July 31, 1994.

     The development of foreign-country versions of Intuit's products can require substantial additional time, effort, and expense. Because of the nature of Intuit's products and its emphasis on developing market-driven products designed to meet customers' specific requirements, substantial customization is often necessary to adapt Intuit's products to address the diverse ways in which consumers manage their finances in different cultures and economies, in addition to making the modifications that are necessary to reflect foreign languages and currencies. For example, the German version of Quicken is significantly different than the U.S. version, because Intuit determined that a somewhat different feature set was necessary to make the product successful in the German market.

     Although international revenues have been low to date, Intuit believes that international sales can increase substantially and hopes to significantly expand its foreign customer base. Consequently, Intuit believes that an investment in well-designed foreign adaptations of its products will be a critical component in achieving success in overseas sales. To date, Intuit has established subsidiaries only in the United Kingdom, Germany, and Canada to directly address the international marketplace.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

     Intuit believes that providing high quality technical support and customer service is an important element of the value that it provides its users. Accordingly, Intuit offers technical support and toll-free customer service by telephone, mail, facsimile, and modem to its customers without charge 12 hours per day, five days per week. Intuit dedicates over half of all employees to full-time support and customer service activities. Intuit has installed sophisticated call-handling and facsimile processing equipment to improve the efficiency of these operations. In addition, during periods of peak call volumes, Intuit hires substantial numbers of temporary employees to assist the full-time staff in serving customers. Despite its efforts to appropriately staff and equip its customer service and support functions, from time to time during peak periods Intuit's ability to timely respond to customer orders and support calls may be temporarily impaired due to constraints on available personnel or internal systems. For example, the shipment of a large quantity of backlogged orders for newly released tax products was recently delayed by performance limitations of Intuit's internal order/entry and shipping system. In addition, delays in order fulfillment and events such as the occurrence of unexpected product errors may result in unusually high volumes of customer calls that temporarily exceed Intuit's response capacity. These occurrences may adversely affect Intuit's customer relationships and sales. Intuit operates telephone support centers in Palo Alto and San Diego, California; Tucson, Arizona; Fredericksburg, Virginia; Hiawatha, Iowa; and Rio Rancho, New Mexico.

SEASONALITY; QUARTERLY FLUCTUATIONS IN REVENUE

     Intuit's business is highly seasonal. Intuit records nearly two-thirds of its revenues in the second and third quarter of each fiscal year, which quarters encompass the year-end holiday buying and tax return preparation seasons. As a result, Intuit generates more than 100% of its operating profits during those quarters and

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experiences substantial losses in first and fourth fiscal quarters. Because tax returns are due April 15 of each year, and the data required by individual taxpayers to prepare their returns is typically not available to them until January of each year, consumer demand for Intuit's tax products is greatest during Intuit's second fiscal quarter. Effective August 1, 1994, Intuit changed its fiscal year end from September 30 to July 31, primarily to eliminate larger and unpredictable revenue shifts between its first and second quarters caused by variations in the timing of the Internal Revenue Service's release of final versions of the Federal tax forms used in Intuit's tax products. Previously, an early December final forms release by the Internal Revenue Service would allow Intuit to release final versions of its tax products by December 31 (during its first fiscal quarter), while a late December or January forms release by the IRS would push final version products releases into Intuit's second fiscal quarter.

     Intuit has also tried to mitigate the extreme seasonality of Intuit's tax business by shipping HeadStart preliminary editions of its tax products beginning in the first fiscal quarter, which has the effect of spreading Intuit's revenues for this product group over two quarters rather than one quarter. However, if the HeadStart editions of Intuit's tax products do not ship until November (as was the case with several versions of HeadStart products in November 1994), this delay in release of the product has the effect of shifting revenue into Intuit's second fiscal quarter, making year-to-year quarterly financial comparisons difficult. Changes in timing of product releases can also affect the comparability of prior fiscal periods. For example, the Macintosh version of Quicken was released in the fourth quarter of fiscal 1993, but the next version was not introduced until the first quarter of fiscal 1995. Product revenues can also be affected by market trends, including shifts in the popularity of personal computer environments. For example, a substantial portion of Intuit's professional tax preparation products operate on the DOS environment but are likely to migrate to the Windows environment in the future. Failure by Intuit to timely release a line of Windows-based professional tax products could materially and adversely affect Intuit's operating results. In addition, other factors, such as the introduction of competitive products, could result in fluctuations in Intuit's quarterly operating results. Because of the significant quarterly fluctuations in its revenues and operating income, results for any particular quarter are not indicative of future results or the results for the full fiscal year.

COMPETITION

     The markets for Intuit's products are intensely competitive and are characterized by constant pressures to reduce prices, incorporate new features, and accelerate the release of new product versions. A variety of companies currently offer products that compete directly with Intuit's products. Certain of Intuit's competitors or potential competitors have significantly greater financial, technical and marketing resources and broader product lines than Intuit. The Windows, DOS, and Macintosh versions of Quicken currently compete with products from a number of companies, including Block Financial (formerly MECA Software, Inc.), a subsidiary of H&R Block, Inc., the national tax preparation company ("MECA"), Microsoft and Computer Associates International, Inc. ("CA"). Last year's acquisition of MECA by H&R Block, Inc. gives MECA potentially far greater financial resources and capabilities than it has had in the past to compete in the personal finance and personal tax preparation software markets. MECA competes with Quicken with its product Managing Your Money, a Windows version of which was introduced in April 1994, in addition to its DOS and Macintosh versions. MECA's relationship to H&R Block gives it strategic access to H&R Block's tax return preparation business and the H&R Block-owned CompuServe on-line computer network. On the Windows platform, Microsoft Money, introduced in September 1991 and updated in September 1992 and February 1994, competes directly with one of Intuit's high-volume products, Quicken for Windows. Microsoft has also introduced localized versions of Money in the French, German, Australian and United Kingdom markets. Money competes with Quicken both at retail and in OEM hardware bundles where Microsoft's ability to offer a broad range of software products may represent a competitive advantage. CA, which has been a participant in the small business accounting market for many years, entered the personal finance software market in May 1993 with a Windows-based product, Simply Money. As part of its product launch, CA reportedly made one million or more units of Simply Money available for "free," except for a $6.95 shipping and handling charge.

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     In the consumer tax preparation software market, MECA's popular TaxCut product competes with Intuit's TurboTax and MacIntax products on the DOS, Windows and Macintosh platforms. CA also competes with Intuit's TurboTax product with a Windows-based product, Simply Tax. During its product launch, CA reportedly made several hundred thousand units of Simply Tax available at an introductory price of $9.95 ("free," except for a shipping and handling charge). Further, at the closing of Intuit's acquisition of Parsons, Intuit granted to Novell a non-exclusive license to Parsons' tax preparation software, Personal Tax Edge, which Novell is marketing under the name TaxSaver, making it one of Intuit's personal tax competitors. In the consumer tax preparation market, Intuit also competes indirectly with professional tax preparers, including large tax return preparation chains such as H&R Block (the owner of MECA) and Jackson Hewitt. In the professional tax preparation market, Intuit competes indirectly with third-party service bureaus. Certain of the companies that own service bureaus or operate tax return preparation chains have developed or acquired tax preparation software programs for sale to third parties and/or for use in their own businesses. In the professional tax preparation market, which is highly fragmented and includes more than 40 competitors, Intuit's principal competition includes LaCerte Software Corporation, Pencil Pushers, Inc., and Commerce Clearing House/Computax.

     QuickBooks for DOS and Windows compete with products from a number of companies, including CA (Simply Accounting) and Peachtree, a subsidiary of Automated Data Processing, Inc. (Peachtree Accounting for DOS and Windows), BestWare Software (MYOB for DOS and Windows), N.E.B.S. (One Write Plus Accounting for DOS), Dac Easy (Dac Easy Accounting for DOS and Windows), and M-USA (Pacioli).

     Although Intuit believes that its current products are meeting with good customer acceptance versus the other offerings, there can be no assurance that the competing companies -- several of which have significantly greater resources than Intuit -- will not introduce significantly improved and/or lower-priced products in the future. Such new products and/or lower pricing could have a material adverse impact on the sales of Intuit products.

     Only a small percentage of products introduced in the consumer software market achieves any degree of sustained market acceptance. Intuit believes that the principal competitive factors in the software industry are product features and quality, reliability, ease of use, brand name recognition, access to distribution channels, quality of support services, and price. Intuit believes that it competes favorably with respect to each of the first six factors and, to a lesser extent, with respect to price. In the event that price competition significantly increases, competitive pressures could cause Intuit to reduce the prices of its products, and reduced profit margins could result. Prolonged price competition would have a material adverse effect on Intuit's operating results and financial condition. A variety of potential actions by Intuit's competitors, including lower prices, increased promotion, and accelerated introduction of new or enhanced products, could also have an adverse effect on Intuit's operating results and financial condition.

     Although Intuit believes that its products have been favorably received to date, there can be no assurance that they will continue to be. Furthermore, there is a possibility that the introduction of new personal computer hardware platforms or changes in financial telecommunications technology may provide new entrants with opportunities to make substantial inroads into the personal finance or small business accounting markets.

     Intuit's supplies products compete with those of a number of companies, such as Deluxe Computer Forms, New England Business Systems, and Moore Business Forms. Intuit believes that its success in the supplies business results from a number of factors, including its direct access to its software user base through in-box advertising, price, service, product quality, speed of delivery, and guaranteed compatibility with Intuit software products. There can be no assurance however, that these factors will continue to allow Intuit to maintain its existing level of or generate additional supplies revenue for Intuit.

     Intuit's automated financial service offerings compete against a significant number of larger financial service providers, banks and investment firms, including American Express, Visa, Citibank, Fidelity Investments, and H&R Block, and stock update services from ValueLine and Charles Schwab.

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PROPRIETARY RIGHTS

     Intuit regards its software as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements, and other intellectual property protection methods to protect its products and technology. Intuit also has been granted two patents and has two patent applications pending with respect to certain Quicken features. However, Intuit believes that the ownership of patents is not presently a significant factor in its business and that its success does not depend on the ownership of patents, but primarily on the innovative skills, technical competence, and marketing abilities of its personnel. Intuit may not always own the software and related technologies used in its product and service offerings. For example, Intuit engaged an outside software development house to develop certain system software that might in the future be used as a "hub" to route data for possible future automated financial services. Ownership of this software was retained by the developer and is licensed to Intuit.

     Intuit generally has no signed license agreements with the end users of its products and does not copy-protect its software. In addition, existing copyright laws afford only limited protection, and it may be possible for unauthorized third parties to copy Intuit's products or to reverse engineer or obtain and use information that Intuit regards as proprietary. There can be no assurance that Intuit's competitors will not independently develop technologies that are substantially equivalent or superior to Intuit's technologies. Policing unauthorized use of Intuit's products is difficult, and while Intuit is unable to determine the extent to which software piracy of its products exists, software piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which Intuit's products are or may be distributed do not protect Intuit's products and intellectual rights to the same extent as the laws of the United States.

     Intuit believes that its products, trademarks, and other proprietary rights do not infringe upon the proprietary rights of third parties. From time to time, however, Intuit has received communications from third parties asserting that features or content of certain of its products may infringe upon intellectual property rights of such parties. To date, no such claim has resulted in litigation or in the payment of any claims, and Intuit believes that the impact of any known claims will be immaterial. However, as the number of software products in the industry increases and the functionality of these products further overlaps, Intuit believes that software products increasingly will become the subject of claims that they infringe the rights of others. There can be no assurance that third parties will not assert infringement claims against Intuit in the future or that any such assertion will not result in costly litigation or require Intuit to obtain a license to intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms, or at all.

MANUFACTURING AND SHIPPING

     The production of Intuit's software products includes diskette duplication, purchased component assembly, and final packaging. Diskette duplication procedures, assembly of purchased product components, and printing of user manuals are performed by third parties in accordance with Intuit's specifications. Intuit currently performs quality assurance testing and final packaging at its facilities for a portion of its products. The remaining shipments are fulfilled by a third-party fulfillment house. To date, Intuit has not experienced any material difficulties or delays in the manufacture and assembly of its products. Intuit normally ships products within one week after receipt of an order, with the exception of tax preparation software. Orders for tax software are usually taken beginning in late April (for professional products) and in late September (for consumer tax products) and the tax products are shipped when available, typically between October and January. Thus, Intuit has relatively little backlog at any time and does not consider backlog to be a significant indicator of future performance.

EMPLOYEES

     As of October 3, 1994, Intuit had 1,228 full-time employees, including 129 in sales and marketing, 391 in product development, 517 in customer service and technical support, 27 in production and 164 in finance, business development, corporate services, human resources and management information systems, excluding approximately 450 Parsons employees. In addition, Intuit's United Kingdom and German subsidiaries had an

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aggregate of 26 full-time employees at October 3, 1994. The employees and Intuit are not parties to any collective bargaining agreements, and Intuit believes that its relations with employees are good. Intuit's future success and growth will depend in large measure upon its ability to attract and retain qualified technical, management, marketing, product development and sales personnel.

ACQUISITION OF PARSONS TECHNOLOGY, INC.

     On September 27, 1994, Intuit completed its acquisition of Parsons, a privately-held consumer software publisher, through a merger transaction in which Parsons was merged with a wholly-owned subsidiary of Intuit. Under the terms of the agreement, Intuit agreed to pay Parsons' shareholders approximately $31.5 million in cash ($28.8 million of which was paid at closing) and to issue to Parsons shareholders approximately 900,000 shares of Intuit's common stock. The transaction, which has been accounted for as a purchase, had an aggregate purchase price of approximately $67.3 million as of the date the transaction was closed, which includes a cash payment of approximately $2.7 million and 69,019 shares of common stock issued into escrow that will be paid as deferred compensation for certain non-competition agreements.

     Parsons develops, markets and sells consumer software such as legal, tax, medical and advice-oriented information software, primarily through direct mail campaigns. Its product line includes It's Legal (legal software for consumers), Personal Tax Edge (tax preparation software) QuickVerse (bible concordance software), MoneyCounts (personal finance software), Medical Matters, Home Buyers' Companion and Car Buyers' Companion, as well as other software titles. Intuit entered into a separate agreement with Novell that became effective at upon the consummation of acquisition of Parson, under which Novell was granted a non-exclusive perpetual license to market Parsons' personal tax preparation software product, Personal Tax Edge. Parsons derives a very substantial amount of its revenue from direct mail sales. See "FINANCIAL ANALYSIS -- Intuit Management Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Intuit Consolidated Financial Statements for additional discussion of the acquisition.

MANAGEMENT OF GROWTH

     Intuit has recently experienced a period of rapid growth in products, facilities and personnel. Since December 1993 has acquired ChipSoft, Best Programs' professional tax product line, NPC and Parsons. In addition, Intuit has recently added new support centers in Tucson, Arizona and Fredericksburg, Virginia, and is in the process of establishing a new support center in Rio Rancho, New Mexico. These acquisitions and additions have expanded Intuit's size, product line and personnel and resulted in Intuit having many offices in remote geographic locations. Intuit's ability to integrate and organize these new businesses and successfully manage its growth will require it to improve its operational, financial and management information systems and its management and financial controls. The absorption of this growth presents difficult challenges and will require substantial time and attention from management in order to achieve success and avoid growth-associated organizational problems.

PROPERTIES

     Intuit leases approximately 56,000 square feet of office space in Menlo Park, California, 54,000 square feet of office space in Palo Alto, California, and 20,000 square feet of manufacturing space in Menlo Park, California. Leases on 36,000 square feet of the office space in Menlo Park expire March 1995, but are renewable for an additional two-year term. The lease on the remaining 20,000 square feet of office space in Menlo Park expires in March 1995, but is renewable for two additional two-month terms. Leases on the office space in Palo Alto expire in August 1997, with a termination option in August 1995. In addition, Intuit leases approximately 91,000 square feet of office space in San Diego, California. The lease on the San Diego office space expires in August 1995 but is renewable for a single 3-year term. Intuit also leases approximately 29,000 feet of manufacturing space in San Diego under a lease that expires in June 1995 but that is renewable for two additional 1-year terms. Intuit leases approximately 70,000 square feet of office space in Tucson, Arizona, for which the lease expiration date is August 1998. In addition to the principal facilities noted above, Intuit also leases smaller amounts of property in Fredericksburg, Virginia; London, England; Ismaning, Germany;

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

Deerfield Beach, Florida; Edmonton, Alberta, Canada; Cedar Rapids, Iowa; and Downers Grove, Illinois. Additionally, in July 1994 Intuit purchased unimproved real property in Rio Rancho, New Mexico on which it established a new customer service and technical support call center that commenced operations in December 1994. In October 1994 Intuit conveyed title to this real property to the City of Rio Rancho in connection with an industrial revenue bond transaction and currently leases the property from the City. Intuit holds an option to repurchase the New Mexico property at a nominal price upon retirement of the industrial revenue bond. See Note 4 of Notes to Intuit Consolidated Financial Statements for additional information on lease commitments.

     Intuit believes that its facilities are adequate for current and near-term needs and that, for its principal facilities as noted above, additional space is available at adjacent locations to provide for anticipated growth during the life of the leases.

LEGAL PROCEEDINGS

     On October 14, 1994, a complaint was filed against Intuit, Microsoft, and certain of Intuit's directors in the Court of Chancery of the State of Delaware in and for Newcastle County, bearing the caption "Stanley E. Aronoff, Plaintiff,
v. Christopher W. Brody, Scott D. Cook, L. John Doerr, Michael R. Hallman, Burton J. McMurtry, Intuit Inc., and Microsoft Corp., Defendants" (Civil Action No. 13804). The complaint alleges breach of fiduciary duties on the part of Intuit's directors relating to the proposed Merger with Microsoft by failing to take steps to maximize value for Intuit's stockholders. The complaint challenges the fact that Mr. Cook and other officers and directors collectively owning and/or controlling approximately 37% of Intuit's shares agreed to vote their shares in favor of the transaction. The complaint also alleges that this agreement and other actions by the directors effectively foreclosed the emergence of other potential bidders for Intuit. Microsoft is accused of aiding and abetting these alleged breaches of fiduciary duties. The complaint seeks (i) an order that the matter may be maintained as a class action, (ii) an order declaring the Intuit directors to have committed a breach of fiduciary duty;
(iii) injunctive relief against the Merger and against any "improper action" which might be taken to diminish, or have the effect of diminishing, shareholder value, and (iv) an order requiring the directors to explore third-party interest and accept the highest offer obtainable. Finally, the complaint seeks unspecified compensatory damages and attorneys' and expert fees. As of February 7, 1995, the plaintiff had not served the complaint on Intuit or Microsoft or filed a motion seeking to enjoin the Merger. Intuit and Microsoft believe the complaint is without merit and, if it is served on them, intend to defend the claims vigorously. Unless the Merger is enjoined, the lawsuit will not affect the obligation or ability of Intuit or Microsoft to consummate the Merger.

     On January 17, 1995, CheckFree Corporation filed a complaint in the United States District Court for the Southern District of Ohio naming Intuit and its subsidiary, NPC, as defendants. The complaint alleges that NPC's computerized bill payment systems infringe a U.S. patent granted to the plaintiff on the same date as the complaint and seeks unspecified damages and an injunction prohibiting Intuit and NPC from making, selling and using computerized bill payment systems that allegedly embody the patented invention. The sale or use of computerized bill payment systems is not currently material to Intuit's business, financial condition or results of operations. NPC currently offers computerized bill payment services that can be accessed through Microsoft's Money product, while Intuit currently offers CheckFree's computerized bill payment services to users of Intuit's Quicken product. While Intuit currently anticipates that it will use NPC's system to provide its customers with bill payment services in conjunction with its product and service offerings as it becomes more involved in the emerging automated financial services industry (See " -- Products" above), it can not predict whether its ability to make, sell and use the particular systems in question will have a material effect upon its future business in this area. At this preliminary stage, Intuit has insufficient information to assess the merits of the complaint or the scope of the injunction sought, although Intuit intends to defend the litigation vigorously.

     With the exception of the foregoing, there are no pending legal proceedings against Intuit, other than ordinary routine litigation incidental to Intuit's business, the outcome of which, individually or in the aggregate, is not expected to have a material effect on Intuit's business or financial condition.

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

                          DESCRIPTION OF CAPITAL STOCK

MICROSOFT

     Microsoft has two classes of authorized stock, Microsoft common and preferred stock (collectively the "Microsoft Securities"). As of February 7, 1995, Microsoft's authorized capital shares consisted of 2,000,000,000 Microsoft Shares, of which 581,228,389 shares were outstanding. In addition there are 100,000,000 shares of Microsoft preferred stock, $.01 par value per share (the "Microsoft Preferred Shares"), of which none were outstanding.

     MICROSOFT SHARES

     Holders of Microsoft Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, and legally available from Microsoft's assets. In addition, upon any liquidation of Microsoft, holders of Microsoft Shares are entitled to a pro rata share of all Microsoft assets available for distribution to shareholders.

     Each Microsoft Share is entitled to one vote on all matters voted on by the stockholders. The holders of the Microsoft Shares have unlimited voting rights.

     Holders of Microsoft Shares have no preemptive rights to acquire additional shares or securities convertible into Microsoft Shares. In addition, holders of Microsoft Shares do not have the right to cumulate votes in the election of directors.

     MICROSOFT PREFERRED SHARES

     Microsoft's Board of Directors is authorized, without shareholder action, to provide for the issuance of Microsoft Preferred Shares in one or more series not exceeding the aggregate number of authorized Microsoft Preferred Shares. The Board of Directors is also authorized to determine: (i) the voting powers, if any, of Microsoft Preferred Shares; (ii) the rate of dividend, if any, for Microsoft Preferred Shares; (iii) the rights of holders of Microsoft Preferred Shares of any series in the event of liquidation, dissolution, or winding up of the affairs of the corporation; (iv) whether or not a series of Microsoft Preferred Shares are redeemable, and if so, the terms and conditions of such redemption; and (v) whether a series of Microsoft Preferred Shares is redeemable pursuant to a retirement, sinking fund, or otherwise, and the terms and conditions of such obligation.

     In the event of certain significant transactions, holders of Microsoft Securities have all rights available under the Washington Business Corporation Act ("WBCA"), including, but not limited to, dissenters' rights.

INTUIT

     Intuit has two classes of authorized stock, Intuit common and preferred stock. As of February 7, 1995, Intuit's authorized capital shares consisted of 60,000,000 Intuit Shares, of which 20,385,036 shares were outstanding. In addition, there are 3,000,000 shares of Intuit preferred stock, $.01 par value per share (the "Intuit Preferred Stock"), of which none were outstanding.

     INTUIT SHARES

     Subject to preferences that may be applicable to any Intuit Preferred Stock outstanding at the time, the holders of outstanding Intuit Shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as Intuit's Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each Intuit Share held by him or her on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in Intuit's Certificate of Incorporation, which means that the holders of a plurality of the shares voted can elect all of the directors then standing for election. The Intuit Shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Intuit, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Intuit Shares and any

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

participating Intuit Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Intuit Preferred Stock and payment of other claims of creditors. Each outstanding Intuit Share is fully paid and nonassessable.

     INTUIT PREFERRED STOCK

     Intuit Preferred Stock may be issued from time to time in one or more series. Intuit's Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of Intuit Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders.

          COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTUIT AND MICROSOFT

     Upon consummation of the Merger, the stockholders of Intuit will become shareholders of Microsoft whose rights will cease to be defined and governed by the Delaware General Corporation Law ("DGCL"), and instead will be defined and governed by the WBCA. In addition, Intuit stockholders will no longer be defined and governed by Intuit's Certificate of Incorporation and bylaws. Instead, each Intuit stockholder will become a new shareholder of Microsoft, whose rights as a shareholder will be defined and governed by Microsoft's Articles of Incorporation (the "Microsoft Articles") and bylaws. While the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of a stockholder of a Washington corporation, there are certain differences. These differences, described below, arise from differences between Delaware and Washington law, between the DGCL and the WBCA, and between the Intuit Certificate of Incorporation and bylaws and the Microsoft Articles and bylaws. For a description of the respective rights of the holders of Intuit Shares and Microsoft Shares, see "DESCRIPTION OF CAPITAL STOCK."

AMENDMENT TO CERTIFICATE/ARTICLES OF INCORPORATION

     Under the DGCL, amendments to a corporation's certificate of incorporation require the approval of the board of directors and stockholders holding a majority of the outstanding shares entitled to vote on such amendment and a majority of the outstanding stock of such class entitled to vote on such amendment as a class, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. Intuit's Certificate of Incorporation does not specify a greater proportion.

     The WBCA authorizes a corporation's board of directors to make various changes to its articles or incorporation without shareholder action. These so-called housekeeping changes include changes of corporate name, the number of outstanding shares to effectuate a stock split or stock dividend in the corporation's own shares, and the par value of its stock. Otherwise, amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment, and must be approved by a majority of all the votes entitled to be cast by any voting group entitled to vote thereon unless another proportion is specified in the articles of incorporation, by the board of directors as a condition to its recommendation, or by provisions of the WBCA. The Microsoft Articles do not specify another proportion.

RIGHT TO CALL SPECIAL MEETING OF SHAREHOLDERS

     Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Intuit bylaws authorize the Chairman of the Board, the Chief Executive Officer, the President, or the holders of more than ten percent (10%) of the shares entitled to vote at such a meeting, to call a special meeting.

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

     The WBCA provides that a special meeting of shareholders of a corporation may be called by its board of directors, by holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, or by other persons authorized to do so by the articles of incorporation or bylaws of the corporation. However, the WBCA allows the right of shareholders to call a special meeting to be limited or denied to the extent provided in the articles of incorporation. The Microsoft Articles deny this right by providing that a special meeting of shareholders may only be called by the Board of Directors or by a duly designated committee of the board.

ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER

     Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder; sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); a transaction involving the corporation or a subsidiary that directly or indirectly increases the interested stockholder's proportionate share of the stock or convertible securities of the corporation or such subsidiary; or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder; (ii) the interested stockholder owns 85% of the corporation's voting stock outstanding upon consummation of the transaction which made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date on which such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by at least 66 2/3% of the voting stock not owned by the interested stockholder. The section does not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of the proposed transaction which (i) constitutes certain (x) mergers or consolidations, (y) sales or other transfers of assets having an aggregate market value equal to 50% or more of either the aggregate market value of the corporation's assets determined on a consolidated basis or the aggregate market value of all the corporation's outstanding voting stock or (z) a proposed tender or exchange offer for 50% or more of the corporation's outstanding voting stock; (ii) is with or by a person who was either not an interested stockholder during the last three years or who became an interested stockholder with the approval of the corporation's board of directors and (iii) is approved or not opposed by a majority of the board members elected prior to any person becoming an interested stockholder during the previous three years (or their chosen successors).

     A Delaware corporation may elect not to be governed by Section 203 by a provision of its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by majority stockholder vote and may be not be further amended by the board of directors. Such an amendment is not effective until 12 months following its adoption. Intuit's Certificate of Incorporation and Bylaws do not contain an election not to be governed by Delaware's anti-takeover statute.

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

     The WBCA imposes restrictions on certain transactions between a corporation and certain "Interested Shareholders." First, subject to certain exceptions, a merger, share exchange, sale of assets other than in the regular course of business or dissolution of a corporation involving an Interested Shareholder owning beneficially 20% or more of the corporation's voting securities must be approved by the holders of two-thirds of the corporation's outstanding voting securities, other than those of the Interested Shareholder. This restriction does not apply if the consideration received as a result of the transaction by noninterested stockholders is not less than the highest consideration paid by the Interested Shareholders for shares of the corporation's stock during the preceding two years or if the transaction is approved by a majority of directors who are not affiliated with the Interested Shareholder. A Washington corporation may, in its articles of incorporation, exempt itself from coverage of this provision; however, Microsoft has not done so.

     Second, Washington law prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially owns 10% or more of the voting securities of a target corporation (an "Acquiring Person") for a period of five years after the acquisition of such securities, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date of the acquisition. Significant business transactions include, among others, merger or consolidation with, disposition of assets to or with, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation employed in Washington State as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. Target corporations include domestic corporations with their principal executive offices in Washington and either a majority or over 1,000 of their employees resident in Washington. Microsoft currently meets these standards and is subject to this statute. A corporation may not "opt out" of this statute. The statute exempts shares acquired prior to March 23, 1988.

MERGERS, SALES OF ASSETS AND OTHER TRANSACTIONS

     Under the DGCL, a merger or consolidation must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon, provided that no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (a) the merger agreement does not amend the certificate of incorporation of the surviving corporation, (b) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (c) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

     Under the WBCA, a merger or share exchange of a corporation must be approved by the affirmative vote of a majority of directors when a quorum is present, and by each voting group entitled to vote separately on the plan by two-thirds of all the votes entitled to be cast on the plan by that voting group, unless another proportion is specified in the articles of incorporation. The Microsoft Articles provide that a merger or share exchange must be approved by a majority of the outstanding shares entitled to vote. The WBCA also provides that certain mergers need not be approved by the shareholders of the surviving corporation if (i) the articles of incorporation will not change in the merger, except for specified permitted amendments, (ii) no change occurs in the number, designations, preferences, limitations, and relative rights of shares held by those shareholders who were shareholders prior to the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the voting shares issuable as a result of the merger, will not exceed the authorized voting shares specified in the surviving corporation's articles of incorporation immediately prior to the merger; and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed the authorized participating shares specified in the corporation's articles of incorporation immediately prior to the merger. Microsoft as the sole shareholder of M/I has already approved the Merger and no approval by the shareholders of Microsoft is required under the WBCA or the bylaws of the National Association of Securities Dealers.

     The WBCA also provides that, in general, a corporation may sell, lease, exchange, or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business or dissolve if the

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

board of directors recommends the proposed transaction to the shareholders and the shareholders approve the transaction by two-thirds of all the votes entitled to be cast in the transaction, unless another proportion is specified in the articles of incorporation. The Microsoft Articles provide that the transactions must be approved by a majority of the outstanding shares entitled to vote.

TRANSACTIONS WITH OFFICERS OR DIRECTORS

     Under Delaware law, certain contracts or transactions in which one or more of a corporation's directors or officers has an interest are not void or voidable solely because of such interest if either (a) the stockholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, or (b) the contract or transaction is "fair" as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum).

     The WBCA sets forth a safe harbor for transactions between a corporation and one or more of its directors. A conflicting interest transaction may not be enjoined, set aside or give rise to damages if: (i) it is approved by a majority of qualified directors (but no fewer than two); (ii) it is approved by the affirmative vote of the majority of all qualified shares after notice and disclosure to the shareholders; or (iii) at the time of commitment, the transaction is established to have been fair to the corporation. For purposes of this provision, a "qualified director" is one who does not have either: (a) a conflicting interest respecting the transaction; or (b) a familial, financial, professional, or employment relationship with a second director who does have a conflicting interest respecting the transaction, which relationship would, in the circumstances, reasonably be expected to exert an influence on the first director's judgment when voting on the transaction. "Qualified shares" are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director (or an affiliate of the director) who has a conflicting interest respecting the transaction.

APPRAISAL OR DISSENTERS' RIGHTS

     Under Delaware law, a stockholder of a corporation participating in certain corporate mergers or consolidations may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of his shares in lieu of the consideration he would otherwise receive in the transaction. Such appraisal rights are not available (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders plus cash in lieu of fractional shares or any combination thereof, or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate or incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. Stockholders of Intuit will not have dissenters or appraisal rights as a result of the proposed Merger. See "THE MERGER AND RELATED TRANSACTIONS -- No Dissenters' Rights."

     Under the WBCA, a shareholder is entitled to dissent from and, upon perfection of his appraisal right, to obtain fair value of his shares in the event of certain corporate actions. Among these actions are certain mergers, consolidations, share exchanges, sales of substantially all assets of the corporation, and amendments to the corporation's articles of incorporation that materially and adversely affect shareholder rights.

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

DIVIDENDS

     Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     Under the WBCA, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors unless, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or
(ii) the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.

     To date, Microsoft has not paid cash dividends on its capital stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the DGCL, a corporation may adopt a provision in its articles of incorporation eliminating, with certain exceptions, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty as a director. The Intuit Certificate of Incorporation eliminates the liability of directors to the fullest extent permissible under Delaware law. Under Delaware law, however, Intuit is not allowed to eliminate or limit director monetary liability for: (a) breaches of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (c) unlawful dividends, stock repurchases or redemptions; or
(d) transactions from which the director received an improper personal benefit.

     The WBCA provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director. However, the provision may not eliminate or limit liability of a director for acts or omissions that involve intentional misconduct by a director, a knowing violation of law by a director, for unlawful distributions, or for any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. Microsoft's Articles adopt this standard.

     Under the DGCL, a corporation may not indemnify any director, officer, employee or agent made or threatened to be made party to any threatened, pending, or completed proceeding unless such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. The DGCL also establishes several mandatory rules for indemnification. In the case of a proceeding by or in the right of the corporation to procure a judgment in its favor (e.g., a stockholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. A director, officer, employee, or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL's indemnification provisions must be indemnified by the corporation for reasonable expenses incurred therein, including attorney's fees. Intuit's bylaws provide for mandatory indemnification of Intuit's officers and directors and certain other persons to the fullest extent

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

permissible under Delaware law. In addition, Intuit has entered into agreements indemnifying its officers and directors and certain other persons consistent with Delaware law.

     Under the WBCA, if authorized by the articles of incorporation, a bylaw adopted or ratified by shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no such indemnification shall be allowed on account of: (a) acts of omissions of the directors finally adjudged to be intentional misconduct or a knowing violation of the law; (b) conduct of the director finally adjudged to be an unlawful distribution; or (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled. Written commentary by the drafters of the WBCA, which has the status of legislative history, specifically indicates that a corporation may indemnify its directors and officers for amounts paid in settlement of derivative actions, provided that the director's or officer's conduct does not fall within one of the categories set forth above. Microsoft's Articles provide that Microsoft shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against the director or officer in the name of the corporation, commonly referred to as a derivative action. Such limitation of liability, described above, also may not limit a director's liability for violation of, or otherwise relieve Microsoft or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

                                 LEGAL MATTERS

     The validity of the Microsoft Shares to be issued by Microsoft under the Reorganization Agreement and certain tax and other matters relating to the Merger will be passed upon by Microsoft's counsel, Preston Gates & Ellis, 5000 Columbia Center, 701 Fifth Avenue, Seattle, Washington 98104. Attorneys who are partners of or employed by Preston Gates & Ellis who have provided advice with respect to the Merger in the aggregate own 62,826 Microsoft Shares. Certain tax and other matters relating to the Merger will be passed upon for Intuit by its counsel, Fenwick & West, Palo Alto, California.

                                    EXPERTS

     The financial statements of Microsoft as of June 30, 1994 and 1993 and for each of the three years in the period ended June 30, 1994 included in this Proxy Statement/Prospectus, the related financial statement schedules included elsewhere in the registration statement, and the financial statements of Microsoft from which the Selected Financial Data included in this Proxy Statement/Prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. Such financial statements, financial statement schedules, and Selected Financial Data have been included herein and elsewhere in the registration statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Intuit at July 31, 1994 and September 30, 1993 and for the ten months ended July 31, 1994 and for each of the two years in the period ended September 30, 1993 included in this Proxy Statement/Prospectus and the financial statement schedules incorporated by reference in the registration statement in which this Proxy Statement/Prospectus is contained, have been audited by Ernst & Young LLP, independent auditors, and the information under the caption "Selected Financial Data" for each of the four years in the period ended September 30, 1993 and for the ten months ended July 31, 1994, appearing in this Proxy Statement/Prospectus have been derived from consolidated financial statements audited by Ernst & Young LLP, as set forth in their reports thereon elsewhere herein. Such consolidated financial statements, financial statement schedules and selected financial data are included/incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                    INDEX TO MICROSOFT FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Income Statements for the Years Ended June 1992, 1993 and 1994 and for the Six Months
  Ended December 31, 1993 and 1994....................................................   F-2

Balance Sheets as of June 30, 1993 and 1994 and December 31, 1994.....................   F-3

Statements of Stockholder's Equity for Years Ended June 30, 1992, 1993 and 1994.......   F-4

Cash Flows Statements for Years Ended June 30, 1992, 1993 and 1994 and for the Six
  Months Ended December 31, 1993 and 1994.............................................   F-5

Notes to Financial Statements.........................................................   F-6

Report of Deloitte & Touche, Independent Auditors.....................................  F-15

                                   MICROSOFT

                               INCOME STATEMENTS

                    (IN MILLIONS, EXCEPT EARNINGS PER SHARE)


                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED JUNE 30           DECEMBER 31(1)
                                                ----------------------------     -----------------
                                                 1992       1993       1994       1993       1994
                                                ------     ------     ------     ------     ------
Net revenues..................................  $2,759     $3,753     $4,649     $2,112     $2,729
Costs and expenses:
  Cost of revenues............................     467        633        763        344        408
  Research and development....................     352        470        610        284        377
  Sales and marketing.........................     854      1,205      1,384        649        874
  General and administrative..................      90        119        166         77        113
                                                ------     ------     ------     ------     ------
  Total costs and expenses....................   1,763      2,427      2,923      1,354      1,772
                                                ------     ------     ------     ------     ------
Operating income..............................     996      1,326      1,726        758        957
Interest income -- net........................      56         82        102         48         78
Litigation charge.............................      --         --        (90)        --         --
Other expenses................................     (11)        (7)       (16)        (6)        (7)
                                                ------     ------     ------     ------     ------
Income before income taxes....................   1,041      1,401      1,722        800      1,028
Provision for income taxes....................     333        448        576        272        339
                                                ------     ------     ------     ------     ------
Net income....................................  $  708     $  953     $1,146     $  528     $  689
                                                ======     ======     ======     ======     ======
Earnings per share............................  $ 1.20     $ 1.57     $ 1.88     $ 0.87     $ 1.10
                                                ======     ======     ======     ======     ======
Weighted average shares outstanding...........     588        606        610        607        624
                                                ======     ======     ======     ======     ======


- ---------------

(1) Unaudited

                            See accompanying notes.

                                   MICROSOFT

                                 BALANCE SHEETS
                                 (IN MILLIONS)


                                                                  JUNE 30
                                                            --------------------     DECEMBER 31
                                                             1993          1994        1994(1)
                                                            ------        ------     ------------
ASSETS
Current assets:
  Cash and short-term investments.........................  $2,290        $3,614        $3,839
  Accounts receivable -- net of allowances of $76, $92
     and $115.............................................     338           475           591
  Inventories.............................................     127           102           117
  Other...................................................      95           121           149
                                                            ------        ------     ------------
     Total current assets.................................   2,850         4,312         4,696
Property, plant, and equipment -- net.....................     867           930           977
Other assets..............................................      88           121           288
                                                            ------        ------     ------------
       Total assets.......................................  $3,805        $5,363        $5,961
                                                            ======        ======     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $  239        $  324        $  431
  Accrued compensation....................................      86            96           110
  Income taxes payable....................................     127           305           364
  Other...................................................     111           188           191
                                                            ------        ------     ------------
     Total current liabilities............................     563           913         1,096
                                                            ------        ------     ------------
Commitments and contingencies.............................      --            --            --
Minority interest.........................................      --            --           125
Put warrants..............................................      --            --           297
Stockholders' equity:
  Common stock and paid-in capital -- shares authorized
     2,000; issued and outstanding 565, 581 and 581.......   1,086         1,500         1,699
  Retained earnings.......................................   2,156         2,950         2,744
                                                            ------        ------     ------------
     Total stockholders' equity...........................   3,242         4,450         4,443
                                                            ------        ------     ------------
       Total liabilities and stockholders' equity.........  $3,805        $5,363        $5,961
                                                            ======        ======     ==========


- ---------------

(1) Unaudited

                            See accompanying notes.

                                   MICROSOFT

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN MILLIONS)

                                                                        YEAR ENDED JUNE 30
                                                                   ----------------------------
                                                                    1992       1993       1994
                                                                   ------     ------     ------
COMMON STOCK AND PAID-IN CAPITAL
     Balance, beginning of year..................................  $  395     $  657     $1,086
     Common stock issued.........................................     135        229        280
     Common stock repurchased....................................      (3)        (7)       (17)
     Stock option income tax benefits............................     130        207        151
                                                                   ------     ------     ------
          Balance, end of year...................................     657      1,086      1,500
                                                                   ------     ------     ------
RETAINED EARNINGS
     Balance, beginning of year..................................     956      1,536      2,156
     Common stock repurchased....................................    (132)      (243)      (331)
     Net income..................................................     708        953      1,146
     Translation adjustment......................................       4        (90)       (21)
                                                                   ------     ------     ------
          Balance, end of year...................................   1,536      2,156      2,950
                                                                   ------     ------     ------
               Total stockholders' equity........................  $2,193     $3,242     $4,450
                                                                   ======     ======     ======

                            See accompanying notes.

                                   MICROSOFT

                             CASH FLOWS STATEMENTS
                                 (IN MILLIONS)


                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED JUNE 30           DECEMBER 31(1)
                                                ----------------------------     -----------------
                                                 1992       1993       1994       1993       1994
                                                ------     ------     ------     ------     ------
CASH FLOWS FROM OPERATIONS
     Net income...............................  $  708     $  953     $1,146     $  528     $  689
     Depreciation and amortization............     112        151        237         88        133
     Current liabilities......................     167        177        360        187        194
     Accounts receivable......................     (33)      (121)      (146)      (130)      (134)
     Inventories..............................     (40)       (51)        23         (5)       (17)
     Other current assets.....................     (18)       (35)       (27)        (3)       (30)
                                                ------     ------     ------     ------     ------
          Net cash from operations............     896      1,074      1,593        665        835
                                                ------     ------     ------     ------     ------
CASH FLOWS FROM FINANCING
     Common stock issued......................     135        229        280         90        140
     Common stock repurchased.................    (135)      (250)      (348)      (164)      (560)
     Stock option income tax benefits.........     130        207        151         64         78
                                                ------     ------     ------     ------     ------
          Net cash from financing.............     130        186         83        (10)      (342)
                                                ------     ------     ------     ------     ------
CASH FLOWS USED FOR INVESTMENTS
     Additions to property, plant, and
       equipment..............................    (317)      (236)      (278)      (122)      (170)
     Other assets.............................     (41)       (17)       (64)       (19)       (90)
     Short-term investments...................    (284)      (723)      (860)      (568)      (785)
                                                ------     ------     ------     ------     ------
          Net cash used for investments.......    (642)      (976)    (1,202)      (709)    (1,045)
                                                ------     ------     ------     ------     ------
Net change in cash and equivalents............     384        284        474        (54)      (552)
Effect of exchange rates......................     (10)       (62)       (10)        (8)        (8)
Cash and equivalents, beginning of period.....     417        791      1,013      1,013      1,477
                                                ------     ------     ------     ------     ------
Cash and equivalents, end of period...........     791      1,013      1,477        951        917
Short-term investments........................     554      1,277      2,137      1,845      2,922
                                                ------     ------     ------     ------     ------
Cash and short-term investments...............  $1,345     $2,290     $3,614     $2,796     $3,839
                                                ======     ======     ======     ======     ======


- ---------------

(1) Unaudited

                            See accompanying notes.

                                   MICROSOFT

                         NOTES TO FINANCIAL STATEMENTS

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)


SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation. The financial statements include the accounts of Microsoft and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.


     Interim financial information. The interim financial information, as of and for the six months ended December 31, 1993 and 1994 was prepared by Microsoft in a manner consistent with the audited financial statements and pursuant to the rules and requirements of the Securities and Exchange Commission. The unaudited information, in management's opinion, reflects all adjustments which are of a normal recurring nature and which are necessary to present the results of the periods presented. The results of operations for the six months ended December 31, 1994 are not necessarily indicative of the results to be expected for the entire year.


     Foreign currencies. Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to equity. Revenues, costs, and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in other expenses.

     Revenue recognition. Revenue from finished goods sales to distributors and resellers is recognized when related products are shipped. Finished goods revenue attributable to specified and unspecified enhancements is deferred and recognized when such obligations are fulfilled. Costs related to insignificant obligations, primarily telephone support, are accrued.

     Revenue from software maintenance, service, and support contracts is recognized ratably over the contract period.

     Revenue from corporate license programs generally is recognized when the product is installed by the user.

     Revenue from products licensed to original equipment manufacturers is recognized when the licensed products are shipped by the OEM.

     Provisions are recorded for returns and bad debts.

     Research and development. Research and development costs are expensed as incurred.

     Telephone support. Telephone support costs are included in sales and marketing.

     Income taxes. Income tax expense includes U.S. and international income taxes, plus an accrual for U.S. taxes on undistributed earnings of international subsidiaries. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

     Earnings per share. Earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

     Stock split. In May 1994, outstanding shares of common stock were split two-for-one. All share and per share amounts have been restated.

     Cash and short-term investments. Microsoft considers all liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between one and two years from issuance. All cash and short-term investments are classified as available for

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)


sale. Cost approximates market value for all classifications of cash and short-term investments; realized and unrealized gains and losses are not material.

     Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     Property, plant, and equipment. Property, plant, and equipment is stated at cost and depreciated using the straight-line method. Estimated lives are as follows: buildings, 30 years; leasehold improvements, the lease term; computer equipment and other, principally three years.

     Diversification of risk. Microsoft's investment portfolio is diversified and consists of short-term investment grade securities. At June 30, 1993 and 1994, approximately 40% of accounts receivable represented amounts due from ten channel purchasers. Two of these each accounted for approximately 10% of revenues in 1993 and 13% in 1994.


     Finished goods sales to international customers in Europe, Japan, Australia, and Canada are primarily billed in local currencies. Payment cycles are relatively short, generally less then 90 days. European manufacturing costs and international selling, distribution, and support costs are generally disbursed in local currencies. Local currency cash balances in excess of short-term operating needs are generally converted into U.S. dollar cash and short-term investments upon receipt. Therefore, foreign exchange rate fluctuations generally do not create a risk of material transaction gains or losses. As a result, Microsoft's hedging activities for transaction exposures have been minimal. No material hedge contracts were outstanding at June 30 or December 31, 1994.


     Translated results of operations of Microsoft's foreign subsidiaries are affected by foreign exchange rates. During 1995, Microsoft hedged a percentage of planned translated international finished goods revenues by purchasing options on the applicable currencies. Premiums paid for the options, which were not material, are being amortized over the lives of the options. Any gains will be recognized when and if realized.

     Statements of Financial Accounting Standards (SFAS). SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, does not materially affect Microsoft. SFAS No. 109, Accounting for Income Taxes, was adopted in 1994, and the effect on current year and cumulative net income was not material. Adoption of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, in the first quarter of 1995 did not have a material impact on the financial statements.

     Reclassifications. Certain reclassifications have been made for consistent presentation.

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)


CASH AND SHORT-TERM INVESTMENTS

                                                                          JUNE 30
                                                                     -----------------
                                                                      1993       1994
                                                                     ------     ------
        Cash and equivalents:
          Cash.....................................................  $  225     $  263
          Commercial paper.........................................     326        619
          Money market preferreds..................................     159        180
          Certificates of deposit..................................     160        218
          Bank loan participations.................................     143        197
                                                                     ------     ------
             Cash and equivalents..................................   1,013      1,477
                                                                     ------     ------
        Short-term investments:
          Municipal securities.....................................     788      1,245
          Corporate notes and bonds................................     226        423
          U.S. Treasury securities.................................     199        417
          Commercial paper.........................................      64         52
                                                                     ------     ------
             Short-term investments................................   1,277      2,137
                                                                     ------     ------
                  Cash and short-term investments..................  $2,290     $3,614
                                                                     ======     ======

PROPERTY, PLANT, AND EQUIPMENT

                                                                          JUNE 30
                                                                     -----------------
                                                                      1993       1994
                                                                     ------     ------
        Land.......................................................  $  144     $  162
        Buildings..................................................     389        440
        Computer equipment.........................................     415        532
        Other......................................................     233        311
                                                                     ------     ------
        Property, plant, and equipment -- at cost..................   1,181      1,445
        Accumulated depreciation...................................    (314)      (515)
                                                                     ------     ------
        Property, plant, and equipment -- net......................  $  867     $  930
                                                                     ======     ======

INCOME TAXES

     The provision for income taxes was composed of:

                                                                1992     1993     1994
                                                                ----     ----     ----
        Current taxes:
          U.S. and state......................................  $225     $352     $470
          International.......................................   112      123       94
                                                                ----     ----     ----
        Current taxes.........................................   337      475      564
        Deferred taxes........................................    (4)     (27)      12
                                                                ----     ----     ----
        Provision for income taxes............................  $333     $448     $576
                                                                ====     ====     ====

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)


     Differences between the U.S. statutory and effective tax rates were:

                                                                1992     1993     1994
                                                                ----     ----     ----
        U.S. statutory rate...................................  34.0%    34.0%    35.0%
        Tax exempt income.....................................  (0.6)    (0.6)    (0.9)
        Foreign sales corporation.............................  (1.0)    (1.0)    (1.0)
        Tax credits...........................................  (1.1)    (0.9)    (2.1)
        State taxes and other -- net..........................   0.7      0.5      2.5
                                                                ----     ----     ----
        Effective tax rate....................................  32.0%    32.0%    33.5%
                                                                ====     ====     ====

     Deferred income tax balances were:

                                                                              JUNE 30
                                                                                1994
                                                                              --------
        Deferred income tax assets:
          Gross margin items................................................   $   72
          Expense items.....................................................      132
                                                                              --------
          Deferred income tax assets........................................      204
                                                                              --------
        Deferred income tax liabilities:
          International earnings............................................     (147)
          Other.............................................................       (4)
                                                                              --------
          Deferred income tax liabilities...................................     (151)
                                                                              --------
          Net deferred income tax asset.....................................   $   53
                                                                               ======

     U.S. and international components of income before income taxes were:

                                                            1992       1993       1994
                                                           ------     ------     ------
        U.S..............................................  $  658     $  960     $1,281
        International....................................     383        441        441
                                                           ------     ------     ------
        Income before income taxes.......................  $1,041     $1,401     $1,722
                                                           ======     ======     ======

     The Internal Revenue Service is examining Microsoft's U.S. income tax returns for 1990 and 1991. The Company believes any adjustments from the examination will not be material. Income taxes paid were $175 million, $187 million, and $247 million in 1992, 1993, and 1994.

COMMON STOCK

     Shares of common stock outstanding were as follows:

                                                                  1992     1993     1994
                                                                  ----     ----     ----
        Balance, beginning of year..............................  522      544      565
        Issued..................................................   26       27       25
        Repurchased.............................................   (4)      (6)      (9)
                                                                  ----     ----     ----
        Balance, end of year....................................  544      565      581
                                                                  ====     ====     ====

     Microsoft repurchases its common stock in the open market to provide shares for issuance to employees under stock option and stock purchase plans. Microsoft's Board of Directors authorized continuation of this program in 1995.

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)


     In June 1994, Microsoft merged with SOFTIMAGE Inc. (SI), a leading developer of 2-D and 3-D computer animation and visualization software, in a pooling of interests. Microsoft exchanged 2.7 million shares, shown as outstanding at June 30, 1994, for all of the outstanding stock of SI. SI's assets and liabilities, which were nominal, are included with those of Microsoft as of June 30, 1994. Operating results for SI during 1992, 1993, and 1994 were not material to the combined results of the two companies. Accordingly, the financial statements for such periods have not been restated.

PUT WARRANTS


     In connection with Microsoft's stock repurchase program, put warrants were sold to independent third parties during the first two quarters of fiscal 1995. The put warrants entitle the holders to sell shares of Microsoft common stock to Microsoft at specified prices. On December 31, 1994, 6.4 million warrants were outstanding, with prices ranging from $49.49 to $59.04 per share. The warrants expire at various dates between February 1995 and May 1996, are exercisable only at maturity, and are settleable in cash at Microsoft's option. The maximum potential repurchase obligation of $297 million has been reclassified from stockholders' equity to put warrants as of December 31, 1994. There was no impact on earnings per share for the first two quarters of fiscal 1995.


EMPLOYEE STOCK AND SAVINGS PLANS

     Employee stock purchase plan. Microsoft has an employee stock purchase plan for all eligible employees. Under the plan, shares of Microsoft common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During 1992, 1993, and 1994, employees purchased 0.9 million,
1.0 million, and 1.1 million shares at average prices of $24.59, $33.29, and $34.16 per share. At June 30, 1994, 6.5 million shares were reserved for future issuance.

     Savings plan. Microsoft has a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 15% of their pretax salary, but not more than statutory limits. Microsoft contributes fifty cents for each dollar contributed by a participant, with a maximum contribution of 3% of a participant's earnings. Microsoft matching contributions to the savings plan were $5 million, $7 million, and $9 million in 1992, 1993, and 1994.

     Stock option plans. Microsoft has stock option plans for directors, officers, and all employees, which provide for nonqualified and incentive stock options. The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. The options generally expire ten years from the date of grant and vest over four and one-half years. At June 30, 1994, options for 52.6 million shares were vested and 111.0 million shares were available for future grants under the plans.

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)


                              OUTSTANDING OPTIONS

                                                                     PRICE PER SHARE
                                                                -------------------------
                                                                                 WEIGHTED
                                                     NUMBER        RANGE         AVERAGE
                                                     ------     ------------     --------
        Balance June 30, 1991......................  115.0      $ 0.31-22.39      $ 8.27
          Granted..................................   29.7       20.59-39.79       23.77
          Exercised................................  (20.7 )      0.31-16.61        6.50
          Canceled.................................   (3.7 )      1.50-38.84        7.39
                                                     ------
        Balance, June 30, 1992.....................  120.3        0.31-39.79       12.44
          Granted..................................   24.4       30.88-44.25       34.30
          Exercised................................  (26.2 )      0.31-36.92        7.95
          Canceled.................................   (4.4 )      4.97-44.13       14.23
                                                     ------
        Balance, June 30, 1993.....................  114.1        0.31-44.25       18.06
          Granted..................................   26.2       35.50-50.13       37.47
          Exercised................................  (20.9 )      1.51-44.25       11.42
          Canceled.................................   (5.5 )      5.01-44.13       28.67
                                                     ------
        Balance, June 30, 1994.....................  113.9        0.31-50.13       23.29
                                                     ======

LEASES

     Microsoft has operating leases for most U.S. and international sales and support offices and certain equipment. Rental expense for operating leases was $44 million, $54 million, and $68 million in 1992, 1993, and 1994. Future minimum rental commitments under noncancelable leases, in millions of dollars, are: 1995, $67; 1996, $49; 1997, $38; 1998, $32; 1999, $24; and thereafter, $22.

LITIGATION CHARGE

     In the third quarter of 1994, Microsoft recorded a $120 million charge to reflect the estimated impact of a jury verdict in the Stac Electronics patent litigation and related expenses. In June 1994, Microsoft reached an agreement with Stac to settle the litigation and adjusted its estimate accordingly, resulting in a credit of $30 million in the fourth quarter and a net pretax charge of $90 million for the year.

AGREEMENT TO MERGE

     On October 13, 1994, Microsoft announced its agreement to merge with Intuit Inc., a leading developer of personal finance, tax preparation, and small business accounting software. Under the terms of the reorganization agreement, Microsoft will exchange approximately 27 million shares of its common stock for all of the outstanding shares of Intuit. It is anticipated the transaction will be accounted for as a pooling of interests. The agreement is subject to approval by the shareholders of Intuit and satisfaction of regulatory requirements.


MICROSOFT ONLINE SERVICES PARTNERSHIP



     During November 1994, a wholly owned subsidiary of Tele-Communications, Inc. (TCI) purchased a 20% minority interest in the newly formed Microsoft Online Services Partnership. TCI contributed $125 million of TCI common stock and Microsoft contributed the business assets of its online service, which is in development. Microsoft owns 80% of the entity, whose operations have not been material to the financial results of Microsoft.

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)

CONTINGENCIES


     On July 15, 1994, Microsoft entered into an undertaking with the Commission of the European Communities (European Commission) resolving a complaint submitted by Novell, Inc. claiming that certain practices of Microsoft violated Articles 85 and 86 of the Treaty of Rome. The undertaking is effective immediately, requires no further approval, and closes the investigation of Novell's complaint by the European Commission's Directorate-General for Competition. In the undertaking, which involves no admission of wrongdoing on Microsoft's part, Microsoft agreed to make certain changes in its OEM licensing practices. Microsoft also agreed to employ a uniform duration in its nondisclosure agreements for precommercial versions of certain operating system products, and clarified the rights and responsibilities of those signing such nondisclosure agreements. The European Commission has the right to monitor Microsoft's compliance during the 6 1/2 year term of the settlement agreement.



     Microsoft does not expect the undertaking with the European Commission to affect its OEM revenues materially.



     On July 15, 1994, Microsoft and the U.S. Department of Justice (DOJ) entered into a consent decree resolving the DOJ's nonpublic investigation of Microsoft. The consent decree contained the same provisions as the undertaking between Microsoft and the European Commission. On February 15, 1995, the U.S. District Court for the District of Columbia entered an order denying DOJ's motion to approve the consent decree. On February 16, 1995 the DOJ filed a notice of appeal to the United States Court of Appeals for the District of Columbia Circuit and requested expedited consideration and briefing schedule. In its brief, the DOJ said that United States District Court Judge Stanley Sporkin's decision to refuse to enter the final judgment misconstrued the scope of his review under the Tunney Act, and erroneously rejected a decree that undoubtedly met the Tunney Act's "public interest" test. On February 17, Microsoft also filed a notice of appeal.



     On March 17, 1988, Apple Computer, Inc. (Apple) brought suit against Microsoft and Hewlett-Packard Company for alleged copyright infringement in the U.S. District Court, Northern District of California. The complaint included allegations that the visual displays of Microsoft Windows version 2.03 (and Windows version 3.0, which was added to the complaint later) infringed Apple's copyrights and exceeded the scope of a 1985 Settlement Agreement between Microsoft and Apple. The complaint sought to enjoin Microsoft from marketing Microsoft Windows versions 2.03 and 3.0 or any derivative work based on Windows
2.03 or 3.0 and from otherwise infringing Apple's copyrights and sought damages resulting from the alleged infringement.


     Microsoft answered the complaint, raising affirmative defenses including its claim that the 1985 Settlement Agreement entitled it to use the visual displays in question, denying Apple's allegations that the visual displays in Microsoft Windows version 2.03 and 3.0 infringe any protectable right of Apple, and asserting counterclaims.

     On August 24, 1993, the U.S. District Court entered final judgment dismissing all of Apple's claims. Apple appealed a number of the U.S. District Court's decisions in the case to the Ninth Circuit Court of Appeals, which on September 19, 1994 issued a decision affirming the rulings of the U.S. District Court. On December 19, 1994, Apple filed a petition with the U.S. Supreme Court to grant review of the Ninth Circuit Court's decision.

     On July 30, 1993 Wang Laboratories, Inc. (Wang) filed suit in U.S. District Court for the District of Massachusetts against Microsoft and Watermark Software, Inc., alleging that unspecified Microsoft products infringe two patents owned by Wang concerning object management and the handling of compound documents (United States Patents 5,206,951 issued on April 27, 1993, and 5,129,061 issued on July 7, 1992, respectively). The suit also alleges that Microsoft induced and continues to induce others, including

                                   MICROSOFT

  (INFORMATION AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 1994 IS UNAUDITED)

Watermark Software, Inc., to infringe the Wang patents. Microsoft's OLE technology appears to be the subject of Wang's allegations against Microsoft. The complaint seeks a determination that Microsoft's alleged infringement is willful, an award of treble damages, an award of attorneys' fees, and to preliminarily and permanently enjoin Microsoft from continuing the alleged infringement. In its answer Microsoft denied that any of its products infringe the Wang patents and asked the Court for a declaratory judgment that those patents are invalid and unenforceable for failing to meet patent law requirements. The suit is currently in the early stages of discovery.


     Although there is no assurance that these matters will be resolved favorably and that Microsoft's future financial statements will not be adversely affected, Microsoft currently believes that resolution of the undertaking, DOJ investigation, and the lawsuits will not have material adverse effects on its financial condition or results of operations.


INFORMATION BY GEOGRAPHIC AREA

                                                            1992       1993       1994
                                                           ------     ------     ------
        Net revenues U.S. operations.....................  $1,878     $2,655     $3,472
          European operations............................   1,019      1,289      1,401
          Other international operations.................     272        395        375
          Eliminations...................................    (410)      (586)      (599)
                                                           ------     ------     ------
                  Total net revenues.....................  $2,759     $3,753     $4,649
                                                           ======     ======     ======
        Operating income U.S. operations.................  $  664     $  961     $1,394
          European operations............................     329        360        346
          Other international operations.................      11         18         31
          Eliminations...................................      (8)       (13)       (45)
                                                           ------     ------     ------
                  Total operating income.................  $  996     $1,326     $1,726
                                                           ======     ======     ======
        Identifiable assets U.S. operations..............  $1,858     $2,944     $4,397
          European operations............................     872      1,133      1,366
          Other international operations.................     289        310        423
          Eliminations...................................    (379)      (582)      (823)
                                                           ------     ------     ------
                  Total identifiable assets..............  $2,640     $3,805     $5,363
                                                           ======     ======     ======

     Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "U.S. operations" include shipments to customers in the U.S., licensing to OEMs, and exports of finished goods directly to international customers, primarily in Canada, South America, and Asia. Exports and international OEM transactions are primarily in U.S. dollars and totaled $255 million, $426 million, and $787 million in 1992, 1993, and 1994. "Other international operations" primarily include subsidiaries in Australia, Japan, Korea, and Taiwan. International revenues, which include European operations, other international operations, exports, and OEM distribution, were 55.1%, 55.3%, and 54.0% of total revenues in 1992, 1993, and 1994.

                                   MICROSOFT

                   QUARTERLY FINANCIAL AND MARKET INFORMATION
                (IN MILLIONS, EXCEPT PER SHARE DATA; UNAUDITED)


                                                              QUARTER ENDED
                                             ------------------------------------------------
                                             SEPTEMBER 30  DECEMBER 31   MARCH 31     JUNE 30      YEAR
                                             ------------  -----------   --------     -------     ------
1992
Net revenues...............................     $  581       $   682      $  681      $   815     $2,759
Cost of revenues...........................        105           115         110          137        467
Operating expenses.........................        273           321         320          382      1,296
Net income.................................        144           175         179          210        708
Earnings per share.........................       0.25          0.30        0.30         0.35       1.20
Common stock price per share:
  High.....................................         30            37 3/8      44 1/2       43 1/8     44 1/2
  Low......................................         20 1/8        28 3/4      36 1/2       32 7/8     20 1/8
1993
Net revenues...............................     $  818       $   938      $  958      $ 1,039     $3,753
Cost of revenues...........................        135           157         161          180        633
Operating expenses.........................        394           455         459          486      1,794
Net income.................................        209           236         243          265        953
Earnings per share.........................       0.35          0.39        0.40         0.43       1.57
Common stock price per share:
  High.....................................         41            47 1/2      47 1/8       49         49
  Low......................................         32 3/4        37 7/8      38 3/8       39 7/8     32 3/4
1994
Net revenues...............................     $  983       $ 1,129      $1,244      $ 1,293     $4,649
Cost of revenues...........................        159           185         208          211        763
Operating expenses.........................        481           529         556          594      2,160
Net income.................................        239           289         256          362      1,146
Earnings per share.........................       0.39          0.48        0.42         0.59       1.88
Common stock price per share:
  High.....................................         44 1/4        43 1/4      44 5/8       54 5/8     54 5/8
  Low......................................         35 1/8        38          39           41         35 1/8


Microsoft has not paid cash dividends on its common stock. Microsoft Shares are traded as "national market securities" on The Nasdaq Stock Market under the symbol MSFT. On July 29, 1994, there were 26,790 holders of record of Microsoft Shares.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Microsoft Corporation:

     We have audited the accompanying balance sheets of Microsoft Corporation and subsidiaries as of June 30, 1993 and 1994, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of Microsoft's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Microsoft Corporation and subsidiaries as of June 30, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

     We have also previously audited, in accordance with generally accepted auditing standards, the balance sheets of Microsoft Corporation and subsidiaries as of June 30, 1992, 1991 and 1990, and the related statements of income, stockholders' equity and cash flows for the years ended June 30, 1991 and 1990 (none of which are presented herein); and we expressed unqualified opinions on those financial statements.

     In our opinion, the information set forth in the selected financial data on page 8 is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

/s/  DELOITTE & TOUCHE

DELOITTE & TOUCHE
Seattle, Washington
July 20, 1994

                      INDEX TO INTUIT FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Consolidated Balance Sheet -- July 31, 1994, September 30, 1993 and October 31,
  1994................................................................................  F-17
Consolidated Statement of Operations --
  Ten Months Ended July 31, 1994, Twelve Months Ended September 30, 1993 and 1992 and
     Three Months Ended October 31, 1994 and 1993.....................................  F-18
Consolidated Statement of Stockholders' Equity --
  Ten Months Ended July 31, 1994 and Twelve Months Ended September 30, 1993 and
     1992.............................................................................  F-19
Consolidated Statement of Cash Flows --
  Ten Months Ended July 31, 1994, Twelve Months Ended September 30, 1993 and 1992 and
     Three Months Ended October 31, 1994 and 1993.....................................  F-20
Notes to Consolidated Financial Statements............................................  F-21
Report of Ernst & Young LLP, Independent Auditors.....................................  F-31

                                  INTUIT INC.

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)



                                                           SEPTEMBER 30     JULY 31      OCTOBER 31
                                                               1993          1994           1994
                                                           ------------     -------      -----------
                                                                                         (UNAUDITED)
ASSETS
  Current assets:
     Cash and cash equivalents...........................     $ 7,857      $  19,708      $   11,732
     Short-term investments..............................      31,683         64,178          22,344
     Accounts receivable, net of allowance for doubtful
       accounts of $1,612, $2,147 and $4,576,
       respectively......................................      24,944         10,140          53,718
     Inventories.........................................       2,936          2,320           7,440
     Prepaid expenses....................................         789          6,957          12,596
     Deferred income tax asset...........................       7,302         16,639          17,196
                                                           -------------   ---------     -----------
          Total current assets...........................      75,511        119,942         125,026
  Property and equipment, net............................       7,422         24,196          30,900
  Intangible assets......................................          --         33,345          42,485
  Goodwill...............................................          --         65,346          67,060
  Other assets...........................................         348          1,753           1,760
                                                           -------------   ---------     -----------
Total assets.............................................     $83,281      $ 244,582      $  267,231
                                                           ==========      =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
     Accounts payable....................................     $11,954      $  12,872      $   21,211
     Accrued compensation and related liabilities........       3,083          8,002          11,113
     Other accrued liabilities...........................      13,131         24,670          43,951
     Deferred revenue....................................       1,467          5,272           9,722
     Income taxes payable................................       4,402             --              --
                                                           -------------   ---------     -----------
          Total current liabilities......................      34,037         50,816          85,997
  Long term deferred income tax liability................          --          7,943          12,386
  Commitments............................................          --             --              --
  Stockholders' equity:
     Convertible preferred stock, .01 par value
       Authorized -- 3,000 shares
       Issued and Outstanding -- None....................          --             --              --
     Common stock, $.01 par value
       Authorized -- 30,000, 60,000 and 60,000 shares,
          respectively
       Issued and outstanding -- 11,205, 19,236 and
          20,292 shares, respectively....................         112            192             203
     Additional paid-in capital..........................      37,230        349,989         386,586
     Deferred compensation...............................        (100)           (63)            (63)
     Cumulative translation adjustment...................         (47)           (35)            (23)
     Retained earnings (deficit).........................      12,049       (164,260)       (217,855)
                                                           -------------   ---------     -----------
          Total stockholders' equity.....................      49,244        185,823         168,848
                                                           -------------   ---------     -----------
  Total liabilities and stockholders' equity.............     $83,281      $ 244,582      $  267,231
                                                           ==========      =========       =========

                            See accompanying notes.

                                  INTUIT INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)






                                              TWELVE MONTHS      TEN MONTHS         THREE MONTHS
                                                  ENDED            ENDED                ENDED
                                               SEPTEMBER 30       JULY 31            OCTOBER 31
                                            ------------------   ----------   -------------------------
                                             1992       1993        1994         1993          1994
                                            -------   --------   ----------   -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
Net revenue...............................  $83,793   $121,372   $ 194,126      $47,400       $ 68,184
Costs and expenses:
  Cost of goods sold:
     Product..............................   29,085     39,160      50,941       13,261         17,848
     Amortization of purchased software
       and other..........................       --         --      18,558           --          4,141
  Customer service and technical
     support..............................   15,060     22,623      34,970        6,415         13,678
  Selling and marketing...................   20,853     28,575      41,814       10,758         17,758
  Research and development................    8,018     12,479      22,057        3,522         10,679
  General and administrative..............    2,923      5,304      10,544        2,468          6,801
  Charge for purchased research and
     development..........................       --         --     151,888           --         44,008
  Other merger costs......................       --         --      20,434           --             --
  Amortization of goodwill and purchased
     intangibles..........................       --         --      19,978           --          9,002
                                            -------   --------   ---------      -------       --------
Total costs and expenses..................   75,939    108,141     371,184       36,424        123,915
                                            -------   --------   ---------      -------       --------
Income (loss) from operations.............    7,854     13,231    (177,058)      10,976        (55,731)
Interest income...........................      354        624       2,507          231            626
Interest expense..........................      (66)      (100)        (10)          --             --
                                            -------   --------   ---------      -------       --------
Income (loss) before income taxes.........    8,142     13,755    (174,561)      11,207        (55,105)
Provision (benefit) for income taxes......    2,866      5,344       1,752        3,922         (1,510)
                                            -------   --------   ---------      -------       --------
Net income (loss).........................  $ 5,276   $  8,411   $(176,313)     $ 7,285       $(53,595)
                                            =======   ========   =========      =======       ========
Net income (loss) per share...............  $  0.50   $   0.74   $  (10.43)     $  0.61       $  (2.73)
                                            =======   ========   =========      =======       ========
Shares used in computing net income (loss)
  per share...............................   10,508     11,350      16,902       11,962         19,638
                                            =======   ========   =========      =======       ========

                            See accompanying notes.

                                  INTUIT INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            CONVERTIBLE
                                                          PREFERRED STOCK          COMMON STOCK      ADDITIONAL
                                                        --------------------   -------------------    PAID IN       DEFERRED
                                                         SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL     COMPENSATION
                                                        ---------   --------   ----------   ------   ----------   ------------
Balance at September 30, 1991.........................  1,601,517   $ 13,216    6,409,241   $ 389     $     --       $   --
  Preferred stock canceled............................         --        (13)          --      --           --           --
  Issuance of common stock............................         --         --        1,457       4           --           --
  Issuance of preferred and common stock upon exercise
    of options and tax benefit from options...........     13,007         --       52,985     122           --           --
  Deferred compensation related to grant of stock.....         --         --           --     152           --         (152)
  Amortization of deferred compensation...............         --         --           --      --           --            5
  Translation adjustment..............................         --         --           --      --           --           --
  Net income..........................................         --         --           --      --           --           --
                                                        ---------   --------   ----------   -----     --------        -----
Balance at September 30, 1992.........................  1,614,524     13,203    6,463,683     667           --         (147)
  Preferred stock canceled............................         --        (14)          --      --           --           --
  Reincorporation to Delaware.........................         --         --           --    (602)         602           --
  Sale of common stock pursuant to initial public
    offering, net of issuance costs of $2,294, and
    other issuances of common stock...................         --         --    1,151,790      11       20,595           --
  Issuance of preferred and common stock upon exercise
    of options........................................     34,453         --      291,593       3          364           --
  Tax benefit from option transactions................         --         --           --      --        2,513           --
  Conversion of preferred stock to common stock
    pursuant to initial public offering...............  (1,648,977)  (13,189)   3,297,954      33       13,156           --
  Amortization of deferred compensation...............         --         --           --      --           --           47
  Translation adjustment..............................         --         --           --      --           --           --
  Net income..........................................         --         --           --      --           --           --
                                                        ---------   --------   ----------   -----     --------        -----
Balance at September 30, 1993.........................         --         --   11,205,020     112       37,230         (100)
  Stock dividend shares canceled......................         --         --           --      --           (4)          --
  Issuance of common stock pursuant to ChipSoft merger
    and National Payment Clearinghouse acquisition....         --         --    7,443,761      74      302,019           --
  Issuance of common stock upon exercise of options...         --         --      586,975       6        1,463           --
  Tax benefit from option transactions................         --         --           --      --        9,281           --
  Amortization of deferred compensation...............         --         --           --      --           --           37
  Translation adjustment..............................         --         --           --      --           --           --
  Net loss............................................         --         --           --      --           --           --
                                                        ---------   --------   ----------   -----     --------        -----
Balance at July 31, 1994..............................         --   $     --   19,235,756   $ 192     $349,989        $ (63)
                                                        =========   ========   ==========   =====     ========        =====

                                                                        RETAINED
                                                        CUMULATIVE      EARNINGS         TOTAL
                                                        TRANSLATION   (ACCUMULATED   STOCKHOLDERS'
                                                        ADJUSTMENT      DEFICIT)        EQUITY
                                                        -----------   ------------   -------------
Balance at September 30, 1991.........................      $ --       $  (1,665)     $  11,940
  Preferred stock canceled............................        --              13             --
  Issuance of common stock............................        --              --              4
  Issuance of preferred and common stock upon exercise
    of options and tax benefit from options...........        --              --            122
  Deferred compensation related to grant of stock.....        --              --             --
  Amortization of deferred compensation...............        --              --              5
  Translation adjustment..............................        (2)             --             (2)
  Net income..........................................        --           5,276          5,276
                                                            ----       ---------      ---------
Balance at September 30, 1992.........................        (2)          3,624         17,345
  Preferred stock canceled............................        --              14             --
  Reincorporation to Delaware.........................        --              --             --
  Sale of common stock pursuant to initial public
    offering, net of issuance costs of $2,294, and
    other issuances of common stock...................        --              --         20,606
  Issuance of preferred and common stock upon exercise
    of options........................................        --              --            367
  Tax benefit from option transactions................        --              --          2,513
  Conversion of preferred stock to common stock
    pursuant to initial public offering...............        --              --             --
  Amortization of deferred compensation...............        --              --             47
  Translation adjustment..............................       (45)             --            (45)
  Net income..........................................        --           8,411          8,411
                                                            ----       ---------      ---------
Balance at September 30, 1993.........................       (47)         12,049         49,244
  Stock dividend shares canceled......................        --               4             --
  Issuance of common stock pursuant to ChipSoft merger
    and National Payment Clearinghouse acquisition....        --              --        302,093
  Issuance of common stock upon exercise of options...        --              --          1,469
  Tax benefit from option transactions................        --              --          9,281
  Amortization of deferred compensation...............        --              --             37
  Translation adjustment..............................        12              --             12
  Net loss............................................        --        (176,313)      (176,313)
                                                            ----       ---------      ---------
Balance at July 31, 1994..............................      $(35)      $(164,260)     $ 185,823
                                                            ====       =========      =========

                            See accompanying notes.

                                  INTUIT INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)


                                                     TWELVE MONTHS                         THREE MONTHS
                                                         ENDED          TEN MONTHS             ENDED
                                                     SEPTEMBER 30          ENDED             OCTOBER 31
                                                  -------------------     JULY 31     -------------------------
                                                    1992       1993        1994          1993          1994
                                                  --------   --------   -----------   -----------   -----------
                                                                                      (UNAUDITED)   (UNAUDITED)
CASH FLOWS PROVIDED BY (USED IN) OPERATING
  ACTIVITIES
  Net income (loss).............................  $  5,276   $  8,411    $(176,313)    $   7,285     $ (53,595)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
  Charge for purchased research and
    development.................................        --         --      151,888            --        44,008
  Amortization of goodwill and other intangible
    assets......................................        --         --       38,536            --        13,143
  Depreciation..................................     1,773      3,580        4,348           325         2,390
  Changes in assets and liabilities:
    Accounts receivable.........................    (2,400)   (14,598)      20,999       (19,420)      (41,876)
    Inventories.................................    (1,913)      (356)       2,019        (1,006)       (4,472)
    Prepaid expenses............................      (393)      (157)      (2,039)         (441)       (4,674)
    Deferred income tax asset...................      (852)    (5,158)      (5,054)       (2,892)          177
    Accounts payable............................     3,575      4,416       (3,962)        5,987         6,565
    Accrued compensation and related
      liabilities...............................       651      1,589        1,918            --            --
    Accrued merger liabilities..................        --         --        6,772            --            --
    Other accrued liabilities...................     1,568      9,022       (8,808)        9,413        13,743
    Deferred revenue............................       530        587      (11,467)        3,848         2,728
    Income taxes payable........................    (1,148)     4,319       (4,431)        6,236            --
    Deferred income tax liability...............        --         --       (5,128)           --            --
                                                  --------   --------   -----------   -----------   -----------
         Net cash provided by (used in)
           operating activities.................     6,667     11,655        9,278         9,335       (21,863)
                                                  --------   --------   -----------   -----------   -----------
CASH FLOWS PROVIDED BY (USED IN) INVESTING
  ACTIVITIES
  Purchase of property and equipment............    (3,204)    (4,862)     (10,080)       (1,055)       (5,150)
  Payment for acquisitions, net of cash
    acquired....................................        --         --         (413)           --       (26,284)
  Increase in capitalized software costs........      (572)      (271)          --            --            --
  (Increase) decrease in other assets...........      (980)       802       (1,300)          120           (91)
  Purchase of short-term investments(1).........   (16,174)   (57,279)     (72,571)       (1,777)      (16,712)
  Liquidation of short-term investments.........    13,473     31,932       86,083            --        58,546
                                                  --------   --------   -----------   -----------   -----------
    Net cash provided by (used in) investment
      activities................................    (7,457)   (29,678)       1,719        (2,712)       10,309
                                                  --------   --------   -----------   -----------   -----------
CASH FLOWS PROVIDED BY (USED IN) FINANCING
  ACTIVITIES
  Principal payments under capital lease
    obligations.................................      (145)      (400)          --            --            --
  Decrease in other liabilities.................        --         --         (615)           --            --
  Net proceeds from issuance of common stock....        83     23,586        1,469           377         3,578
                                                  --------   --------   -----------   -----------   -----------
    Net cash provided by (used in) financing
      activities................................       (62)    23,186          854           377         3,578
                                                  --------   --------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents...................................      (852)     5,163       11,851         7,000        (7,976)
Cash and cash equivalents at beginning of
  period........................................     3,546      2,694        7,857        15,637        19,708
                                                  --------   --------   -----------   -----------   -----------
Cash and cash equivalents at end of period......  $  2,694   $  7,857    $  19,708     $  22,637     $  11,732
                                                  =========  =========  ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid...................................  $     66   $    100    $      10     $      --     $      --
                                                  =========  =========  ===========   ===========   ===========
Income taxes paid...............................  $  4,858   $  3,662    $   8,767     $      47     $       9
                                                  =========  =========  ===========   ===========   ===========

- ---------------

(1) All short-term investments are classified as available-for-sale for the three months ended October 31, 1994.

                            See accompanying notes.

                                  INTUIT INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     Intuit develops, markets and supports personal finance, small business accounting and tax preparation software products and electronic services to enable individuals, professionals and small businesses to automate commonly performed financial tasks. Intuit's products enable users to organize, understand and manage their financial lives.

  Interim Financial Information

     The accompanying unaudited consolidated financial information of Intuit for the three months ended October 31, 1994 and 1993 includes all adjustments (consisting of normal recurring adjustments) that Intuit considers necessary for a fair presentation of the operating results and cash flows for those periods. Results of operations for the three month period ended October 31, 1994 are not necessarily indicative of the results to be expected for the twelve month period ending July 31, 1995.

  Principles of Consolidation and Change in Fiscal Year

     The consolidated financial statements include the accounts of Intuit and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In August 1994, Intuit changed its fiscal year end to July 31 from September 30. Fiscal 1993 quarterly financial statements included herein have been recast to the fiscal 1994 basis for comparative purposes.

  Net Revenue

     Revenue is generally recognized at the time of shipment, net of allowances for estimated future returns and for excess quantities in distribution channels, provided that no significant vendor obligations exist and collection of accounts receivable is probable. Advance payments are recorded as deferred revenue until the products are shipped. Rebate rights are accounted for at the time revenue is recognized. Intuit provides warranty reserves at the time revenue is recognized for the estimated cost of replacing defective products.

  Research and Development

     Research and development costs incurred to establish the technological feasibility of computer software products are charged to operations as incurred.

  Customer Service and Technical Support

     Customer service and technical support costs include order processing, customer inquiries and telephone assistance. The costs of post contract customer support are included in customer service and technical support expenses and are not included in cost of goods sold.

  Cash Equivalents and Short-Term Investments

     Intuit considers all highly liquid investments purchased with a maturity of three months or less at date of acquisition to be cash equivalents. Short-term investments generally mature within two years of purchase. Effective August 1, 1994, Intuit adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At October 31, 1994, short-term investments totaling $22.3 million, of which $20.9 million consists of municipal securities, are classified as available-for-sale and are carried at amortized cost which approximates fair market value. The adoption of SFAS No. 115 did not have a material impact on Intuit's financial statements; gross realized and unrealized gains and losses are not material.

                                  INTUIT INC.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of materials used in software products and related supplies and packaging materials.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives which range from three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives or remaining lease terms.

  Goodwill and Intangible Assets

     The excess cost over the fair value of net assets acquired (goodwill) is generally amortized on a straight-line basis over periods generally not exceeding three years. The cost of identified intangibles is generally amortized on a straight-line basis over periods from 1 to 15 years. The carrying value of goodwill and intangible assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. To date no such impairment has been indicated. Should there be an impairment in the future, Intuit will measure the amount of the impairment based on undiscounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

                                                                NET BALANCE AT
                                                                JULY 31, 1994
           DESCRIPTION                    LIFE IN YEARS         --------------
           -----------                    -------------         (IN THOUSANDS)
        Goodwill.......................        2-3                 $65,346
        Purchased technology...........        1-2                  10,513
        Customer lists.................        3-5                  14,744
        Other intangibles..............       5-15                   8,088

Other intangibles include such items as trade names, logos, non-compete agreements and other identified intangible assets.

  Concentration of Credit Risk

     Intuit's investment portfolio is diversified and consists of short-term investment grade securities. Intuit's accounts receivable are derived from sales to customers located primarily in North America. Intuit performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. Intuit maintains reserves for credit losses, and such losses have been within management's expectations.

  Net Income (Loss) Per Share

     Net income (loss) per share has been computed using the weighted average number of common and common equivalent shares, when dilutive, outstanding during each period. The difference between primary and fully diluted net income (loss) per common share is not significant in all periods presented.

  Foreign Currency Translation

     Gains and losses from the translation of foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions were immaterial in all periods presented.

                                  INTUIT INC.

  Reclassifications

     Certain previously reported amounts have been reclassified to conform to the fiscal 1994 consolidated financial statement presentation.

 2. MERGERS AND ACQUISITIONS

     On December 12, 1993, Intuit completed its merger with ChipSoft, Inc. ("ChipSoft"). The total purchase price of the merger was $306.4 million in common stock, stock options, and acquisition costs ($255.3 million net of tangible assets acquired). The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their independently appraised fair values at the date of the acquisition. Of the purchase price, $150.5 million was allocated to in-process research and development, $33.5 million to intangible assets, and $82.3 million to goodwill, including approximately $11 million relating to the tax effecting of identified intangibles. The amount of the purchase price allocated to in-process research and development was charged to Intuit's operations. In addition to the in-process research and development charge, Intuit incurred merger-related charges of approximately $20.4 million during the ten months ended July 31, 1994, of which $13 million related to the termination of Intuit's agreement to acquire Legal Knowledge Systems, Inc. The remaining merger-related liabilities at July 31, 1994 include provisions to complete the consolidation of facilities and elimination of redundancies by integrating business functions, including customer service, technical support and information systems. Results of operations include ChipSoft from the date of acquisition.

     On September 27, 1994, Intuit completed its acquisition of Parsons Technology, Inc. ("Parsons"), a privately-held consumer software publisher, pursuant to which Parsons became a wholly-owned subsidiary of Intuit. Under the terms of the agreement, Intuit paid approximately $28.8 million in cash and issued approximately 900,000 shares of Intuit common stock to Parsons' shareholders. The transaction, which was accounted for as a purchase, had an aggregate purchase price of approximately $67.3 million, which, in addition to the above amounts, includes approximately $2.7 million in cash and 69,019 shares of Intuit common stock that will be paid as deferred compensation for certain non-competition agreements. Of the purchase price, approximately $44.0 million was allocated to in-process research and development. The remaining purchase price was allocated as follows, along with the corresponding attributed life: goodwill of $9.9 million (3 years), purchased technology of $2.6 million (1 year), customer lists of $4.6 million (3 years), and other intangibles of $6.8 million (2-4 years). The amount allocated to in-process research and development was written-off in the quarter ended October 31, 1994. Results of operations include Parsons from the date of acquisition.

     Consistent with Intuit's tests for internally developed software, Intuit determined the amounts to be allocated to developed and in-process technology based on whether technological feasibility had been achieved and whether there was any alternative future use for the technology. Due to the absence of detailed program designs, evidence of technological feasibility was established through the existence of a completed working model at which point functions, features and technical performance requirements can be demonstrated. As of the date of the acquisition, Intuit concluded that the in-process technology had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage.

                                  INTUIT INC.

     The unaudited pro forma results of operations of Intuit for the twelve months ended September 30, 1993 and the ten months ended July 31, 1994, assuming the ChipSoft acquisition occurred on October 1, 1992 on the basis described above are as follows:



                                                       TWELVE MONTHS             TEN MONTHS
                                                           ENDED                    ENDED
                                                     SEPTEMBER 30, 1993         JULY 31, 1994
           (In thousands, except per share data)     ------------------         -------------
        Net revenue................................       $189,460                $207,009
        Net loss...................................       (202,153)                 (6,468)
        Loss per share.............................         (11.35)                  (0.34)

     The unaudited pro forma results for the twelve months ended September 30, 1993 reflect a charge for purchased research and development and other merger-related expenses of $170.9 million arising from the acquisition of ChipSoft. The pro forma results for the ten and twelve months ended July 31, 1994 and September 30, 1993 also reflect amortization of software, goodwill and other intangible assets associated with the ChipSoft merger.

     The unaudited pro forma results of operations of Intuit for the three months ended October 31, 1993 and 1994, respectively, assuming the ChipSoft merger occurred on October 1, 1992 and the Parsons acquisition occurred on August 1, 1993, on the basis described above are as follows:

                                            THREE MONTHS ENDED
                                                OCTOBER 31
                                           --------------------
                                             1993        1994
                                           --------     -------
                                              (In thousands,
                                             except per share
                                                  data)
        Net revenue......................  $ 64,960     $75,588
        Net loss.........................   (52,028)     (8,157)
        Loss per share...................  $  (2.69)      (0.40)

Note: All material intercompany transactions have been eliminated.

     The unaudited pro forma results for the three months ended October 31, 1993 do not include a charge for purchased research and development and other merger related charges of $170.9 million arising from the acquisition of ChipSoft, but do reflect a charge for purchased research and development of $44 million related to the Parsons acquisition. The pro forma results also reflect amortization of acquired software, goodwill and other intangible assets.

     The unaudited pro forma information is not necessarily indicative of the actual results of operations had the acquisitions occurred at the beginning of the periods indicated, nor should it be used to project Intuit's results of operations for any future date or period.

     In April 1994, Intuit acquired certain assets of Best Programs, Inc.'s ("Best") professional tax preparation business for an initial purchase price of $6.5 million in cash. Up to two additional annual cash "earn out" payments (not to exceed a total of $7.5 million) may become due to Best, depending on the number of Best customers who purchase Intuit's professional tax products during the two years following the acquisition. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the purchase price, $5.8 million was allocated to intangible assets.

     In July 1994, Intuit completed its acquisition of National Payment Clearinghouse, Inc. ("NPC"), for consideration of $7.6 million in common stock and cash. NPC provides electronic banking, bill payment and stock quote retrieval services to consumers via their modems and personal computers. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based

                                  INTUIT INC.

on their fair values at the date of the acquisition. Of the purchase price, $1.4 million was allocated to in-process research and development, $6.0 million to intangible assets, and $2.1 million to goodwill. The amount of the purchase price allocated to in-process research and development was charged to Intuit's operations at the time of the acquisition. Results of operations include NPC from the date of acquisition.

     Pro forma information related to the purchase acquisitions of Best and NPC has not been presented due to immateriality.

 3. PROPERTY AND EQUIPMENT

                                                   SEPTEMBER 30     JULY 31
        (In thousands)                                 1993           1994
                                                   ------------     --------
        Machinery and equipment..................    $  9,482       $ 31,470
        Furniture and fixtures...................       2,529          3,021
        Leasehold improvements...................         881          1,233
        Land.....................................          --          1,015
                                                     --------       --------
                                                       12,892         36,739
        Less accumulated depreciation and
          amortization...........................      (5,470)       (12,543)
                                                     --------       --------
                                                     $  7,422       $ 24,196
                                                     ========       ========

 4. OTHER ACCRUED LIABILITIES

                                                   SEPTEMBER 30     JULY 31      OCTOBER 31
        (In thousands)                                 1993           1994          1994
                                                   ------------     --------     -----------
                                                                                 (UNAUDITED)
        Reserve for returns and exchanges........    $ 6,791         $10,657       $20,381
        Merger-related items.....................         --           6,772         6,383
        Rebates..................................      2,884             227         2,049
        Deferred acquisition costs...............         --              --         5,419
        Other accruals...........................      3,456           7,014         9,719
                                                     -------         -------       -------
                                                     $13,131         $24,670       $43,951
                                                     =======         =======       =======

 5. COMMITMENTS

     Intuit leases its office facilities and some equipment under various operating lease agreements. The leases provide for annual rent increases ranging from 0% to 6%. Annual minimum commitments under these leases are as follows:

                                                                    JULY 31
        (In thousands)                                                1994
                                                                    --------
        1995...................................................      $ 6,538
        1996...................................................        2,961
        1997...................................................        2,055
        1998...................................................        1,098
        1999...................................................          463
        Thereafter.............................................          497
                                                                     -------
                                                                     $13,612
                                                                     =======

                                  INTUIT INC.

     Total rent expense for the ten months ended July 31, 1994 and twelve months ended September 30, 1993 and 1992 was approximately $3.6 million, $2.5 million and $1.6 million, respectively. Intuit has commitments for construction of a new support site for approximately $6.0 million.

 6. CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

     The unaudited results of operations of Intuit for the ten months ended July 31, 1993 were as follows:

                                                            TEN MONTHS ENDED
                                                             JULY 31, 1994
        (In thousands, except per share data)               -----------------
        Net revenue.......................................       $92,050
        Costs and expenses................................        83,807
        Income from operations............................         8,243
        Provision for income taxes........................         3,376
        Net income........................................         5,233
        Income per share..................................          0.47

 7. STOCKHOLDERS' EQUITY

     On January 31, 1993, Intuit adopted the 1993 Equity Incentive Plan (the "1993 Plan"), which authorized the granting of incentive and non-qualified stock options, restricted stock awards and stock bonuses to employees, directors, consultants, independent contractors of and advisors to Intuit. The options have a ten year term and generally become exercisable over a four-year period. Options assumed in the acquisition of NPC were made under the 1993 Plan.

     In addition, Intuit has several discontinued option plans pursuant to which there are still outstanding options, including the ChipSoft option plans, which were assumed by Intuit on December 12, 1993. The options have a seven year term and generally became exercisable over a five year period. A summary of activity under the Plans is as follows:

                                                                              OPTIONS OUTSTANDING
                                                                           -------------------------
                                                        SHARES AVAILABLE    NUMBER         PRICE
                                                           FOR GRANT       OF SHARES     PER SHARE
                                                        ----------------   ---------   -------------
Balance at September 30, 1992.........................         49,152      1,229,042   $ 0.10-$ 8.50
  Additional shares authorized for issuance...........      1,750,000             --              --
  Options granted.....................................       (457,076)       457,076   $10.00-$37.75
  Stock bonus awards..................................         (2,537)            --   $30.50-$35.25
  Options exercised...................................             --       (269,564)  $ 0.10-$15.00
  Options canceled or expired.........................         54,607        (54,607)  $ 0.50-$30.50
  Discontinuation of 1988 Plan........................       (656,691)            --              --
                                                            ---------      ---------   -------------
Balance at September 30, 1993.........................        737,455      1,361,947   $ 0.10-$37.75
  Additional shares authorized for issuance...........        500,000             --              --
  Options assumed from ChipSoft Merger................             --        838,188   $ 0.90-$37.00
  Options assumed from NPC acquisition................        (12,305)        12,305   $        0.22
  Options granted.....................................       (642,414)       642,414   $30.25-$47.00
  Options exercised...................................             --       (586,975)  $ 0.10-$37.00
  Options canceled or expired.........................         41,238       (109,471)  $ 0.90-$47.00
                                                            ---------      ---------   -------------
Balance at July 31, 1994..............................        623,974      2,158,408   $ 0.10-$47.00
                                                            =========      =========   =============

                                  INTUIT INC.

     At July 31, 1994 and September 30, 1993, options under the various plans for 729,943 and 515,425 shares, respectively, were exercisable. At July 31, 1994, all 623,974 shares available for grant were under the 1993 Plan.

     On July 31, 1990, Intuit declared a stock dividend for each share of common stock outstanding at that date. At July 31, 1994, stock options for 143,466 common shares granted before July 31, 1990 were outstanding at exercise prices of between $0.10 and $3.00 which, if exercised, would result in the issuance of 71,733 shares of common stock as a dividend.

 8. PROFIT-SHARING AND BENEFIT PLANS

     Profit Sharing Plans

     Intuit maintains profit-sharing plans for full-time employees. Amounts provided are determined pursuant to criteria established by the Compensation Committee of the Board of Directors. Profit-sharing expense for the ten months ended July 31, 1994 and twelve months ended September 30, 1993 and 1992 was $3,144,000, $1,597,000 and 1,060,000, respectively.

     Benefit Plans

     At July 31, 1994, Intuit maintained three 401(k) retirement savings plans for its full-time employees. Each participant in each plan may elect to contribute from 1% to 20% of his or her annual salary to the plan. Intuit, at its discretion, may make contributions to any plan, but has made none to date. The contributions vest ratably over time.

 9. INCOME TAXES

     Effective October 1, 1992, Intuit adopted Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes." Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. As permitted by FAS 109, Intuit elected not to restate the financial statements of any prior years. The effect of the change on income taxes for 1993 and the cumulative effect of the change were not material. The components of the provision for income taxes consist of the following:


                                                 TWELVE MONTHS ENDED
                                                     SEPTEMBER 30
                                        --------------------------------------   TEN MONTHS ENDED
                                              1992                 1993           JULY 31, 1994
                                        -----------------   ------------------   ----------------
                (In thousands)          (DEFERRED METHOD)   (LIABILITY METHOD)      (LIABILITY
                                                                                      METHOD)
        Current:
          Federal.....................       $ 2,927             $  8,291            $  8,510
          State.......................           840                2,211               2,067
          Foreign.....................            22                   --                 395
                                        -----------------      ----------        ----------------
                                               3,789               10,502              10,972
                                        -----------------      ----------        ----------------
        Deferred:
          Federal.....................          (706)              (4,165)             (7,976)
          State.......................          (217)                (993)             (1,244)
                                        -----------------      ----------        ----------------
                                                (923)              (5,158)             (9,220)
                                        -----------------      ----------        ----------------
                                             $ 2,866             $  5,344            $  1,752
                                        =============       =============        ==============

                                  INTUIT INC.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:


                                                 TWELVE MONTHS ENDED
                                                     SEPTEMBER 30
                                        --------------------------------------    TEN MONTHS ENDED
                                              1992                 1993            JULY 31, 1994
                                        -----------------   ------------------   ------------------
          (In thousands)                (DEFERRED METHOD)   (LIABILITY METHOD)   (LIABILITY METHOD)
          Income (loss) before income
            taxes.....................        $8,142              $13,755             $(174,561)
                                              ------              -------             ---------
          Statutory federal income tax
            34%, 35% and 35%,
            respectively..............         2,768                4,780               (61,096)
          State income tax, net of
            federal benefit...........           414                  792                   534
          Research and experimental
            credits...................          (240)                (300)                 (350)
          In-process research and
            development...............            --                   --                63,665
          Tax exempt interest.........            --                   --                  (884)
          Other, net..................           (76)                  72                  (117)
                                              ------              -------             ---------
                    Total.............        $2,866              $ 5,344             $   1,752
                                              ======              =======             =========

     Significant components of Intuit's current deferred tax asset for federal and state income taxes are as follows:

                                                        SEPTEMBER 30, 1993     JULY 31, 1994
                                                        ------------------     -------------
        (In thousands)                                           (LIABILITY METHOD)
        Accounts receivable valuation reserve.........        $3,274              $ 6,562
        Rebate and other reserves.....................         1,555                   93
        Accrued expenses not currently deductible.....         1,447                3,357
        State income taxes............................           597                  211
        Deferred revenue..............................           415                  921
        Merger charges................................            --               (6,748)
        Advertising accruals..........................            --                  625
        Fixed asset adjustments.......................           (47)                 492
        Other, net....................................            61                3,183
                                                              ------              -------
                  Total deferred tax assets...........        $7,302              $ 8,696
                                                              ======              =======

     There was no valuation allowance for the deferred tax assets at July 31, 1994 or September 30, 1993.

     The deferred tax benefit results primarily from the following:

                                                                    TWELVE MONTHS ENDED
                                                                     SEPTEMBER 30, 1992
                                                                    --------------------
        (In thousands)                                               (DEFERRED METHOD)
        Accounts receivable valuation reserves....................         $(323)
        Warranty reserves.........................................          (258)
        Accrued advertising.......................................          (324)
        Other net.................................................           (18)
                                                                           -----
                  Total...........................................         $(923)
                                                                           =====


                                  INTUIT INC.

10. SEGMENT INFORMATION

     Intuit conducts its business within one industry segment. One distributor accounted for 15%, 17% and 11% of net revenues in fiscal 1994, 1993 and 1992, respectively. A second distributor accounted for 15%, 12% and 13% of net revenues in these fiscal periods.

     Net revenues from customers outside of North America were not significant in either fiscal 1994, 1993 or 1992.

11. SUBSEQUENT EVENTS

     On October 13, 1994, Intuit entered into an agreement and plan of reorganization with Microsoft, Inc. ("Microsoft"), pursuant to which Intuit would be merged with a subsidiary of Microsoft (the "Merger"). Under the terms of the agreement, holders of shares of Intuit common stock will receive 1.336 shares of Microsoft common stock for each outstanding Intuit share, with an adjustment mechanism to ensure that Intuit stockholders receive no less than $71 in Microsoft shares per outstanding Intuit share, and Microsoft would assume all outstanding Intuit stock options at the same conversion rate at which outstanding Intuit stock is exchanged for Microsoft stock in the Merger. Following the Merger, which is intended to be accounted for as a pooling of interests, Intuit would become a wholly-owned subsidiary of Microsoft.

     The Merger is subject to approval by Intuit's stockholders and will be voted on at Intuit's special meeting of stockholders, which is currently expected to be held in March 1995. In addition, consummation of the Merger is subject to a number of other conditions that, if not satisfied or waived, may cause the Merger not to be consummated and the plan of reorganization to be terminated. In particular, the closing of the Merger is conditioned on expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     On October 14, 1994, a complaint was filed against Intuit, Microsoft and certain of Intuit's directors in the Court of Chancery of the State of Delaware in and for Newcastle County, bearing the caption "Stanley E. Aronoff, Plaintiff,
v. Christopher W. Brody, Scott D. Cook, L. John Doerr, Michael R. Hallman, Burton J. McMurtry, Intuit Inc., and Microsoft Corp., Defendants," (Civil Action No. 13804). The complaint alleges breach of fiduciary duties on the part of Intuit's directors relating to the proposed Merger with Microsoft. The complaint challenges the fact that Mr. Cook and other officers and directors collectively owning and/or controlling approximately 37% of Intuit's shares agreed to vote their shares in favor of the transaction. The complaint also alleges that this agreement and other actions by the directors effectively foreclosed the emergence of other potential bidders for Intuit. Microsoft is accused of aiding and abetting these alleged breaches of fiduciary duties. The complaint seeks (a) an order that the matter may be maintained as a class action, (b) injunctive relief against the Merger and against any "improper action" which might be taken to diminish, or have the effect of diminishing, shareholder value, and (c) an order requiring the directors to explore third-party interest and accept the highest offer obtainable. Finally, the complaint seeks unspecified compensatory damages and attorneys' and expert fees. The complaint had not been served on any of the defendants as of October 27, 1994. Intuit believes the complaint is without merit, and intends to defend the claims vigorously. Although there can be no assurance that the lawsuit will be resolved favorably or that Intuit's future financial statements will not be adversely affected, Intuit does not currently expect that resolution of the lawsuit, if served, will have a material adverse effect on Intuit's financial condition or results of operations.

12. EVENTS SUBSEQUENT TO AUDITOR'S REPORT

     On January 17, 1995, CheckFree Corporation ("CheckFree") filed a complaint in the United States District Court for the Southern District of Ohio naming Intuit and its subsidiary, NPC, as defendants. The complaint alleges that NPC's computerized bill payment system infringes a U.S. patent granted to the plaintiff

                                  INTUIT INC.

on the same date as the complaint and seeks unspecified damages and an injunction prohibiting Intuit and NPC from making, selling and using computerized bill payment systems that allegedly embody the patented invention. The sale of computerized bill payment systems is not currently material to Intuit's business, financial condition or results of operations. NPC currently offers computerized bill payment services that can be accessed through Microsoft's Money product, while Intuit currently offers CheckFree's computerized bill payment services to users of Intuit's Quicken product. Intuit anticipates that it will include NPC's system with the products and services Intuit offers when it enters the emerging automated financial services industry, although Intuit cannot predict whether its ability to sell the particular systems in question will have a material effect upon its future business in this area. At this preliminary stage, Intuit has insufficient information to assess the merits of the complaint or the scope of the injunction sought, although Intuit intends to defend the litigation vigorously.

13. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

     The following selected quarterly data have been recast to the new fiscal year quarters of Intuit.

                                                        FISCAL 1994 QUARTER ENDED(I)
                                              -------------------------------------------------
                                              OCTOBER 31   JANUARY 31(ii)   APRIL 30   JULY 31
                                              ----------   --------------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Net revenue.........................    $47,400       $  90,544      $54,385   $ 31,119
        Costs of goods sold.................     13,261          33,021       19,208     11,938
        All other costs and expenses(iii)...     23,163         218,208       44,023     32,695
        Income (loss) from operations.......     10,976        (160,685)      (8,846)   (13,514)
        Net income (loss)...................      7,284        (163,910)      (6,247)   (10,344)
        Net income (loss) per share.........       0.61          (10.65)       (0.33)     (0.54)

                                                        FISCAL 1993 QUARTER ENDED(I)
                                              -------------------------------------------------
                                              OCTOBER 31     JANUARY 31     APRIL 30   JULY 31
                                              ----------     ----------     --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Net revenue.........................    $27,192        $33,368       $26,169    $20,251
        Costs of goods sold.................      8,884         11,628         8,557      6,727
        All other costs and expenses(iii)...     14,296         17,265        16,548     13,476
        Income from operations..............      4,013          4,474         1,065         45
        Net income..........................      2,549          2,789           724        174
        Net income per share................       0.24           0.26          0.06       0.01

- ---------------

  (i) Includes the results of ChipSoft from December 12, 1993.

 (ii) Includes a charge of $150.5 million related to purchased research and development at the time of the ChipSoft merger.

(iii) Includes customer service and technical support costs (including post contract customer support).

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Intuit Inc.

     We have audited the accompanying consolidated balance sheets of Intuit Inc. as of July 31, 1994 and September 30, 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for the ten months ended July 31, 1994 and for each of the two years in the period ended September 30, 1993. These financial statements are the responsibility of Intuit's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intuit at July 31, 1994 and September 30, 1993, and the consolidated results of its operations and its cash flows for the ten months ended July 31, 1994 and for each of the two years in the period ended September 30, 1993, in conformity with generally accepted accounting principles.

     We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets as of September 30, 1992, 1991 and 1990 and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended September 30, 1991 and 1990 (none of which are presented separately herein); and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth under the caption "Selected Financial Data" for each of the four years in the period ended September 30, 1993 and for the ten months ended July 31, 1994, appearing on page 8, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

                                          /s/  ERNST & YOUNG LLP

                                          ERNST & YOUNG LLP

Palo Alto, California
August 25, 1994,
except for Note 11 as to which
the date is October 27, 1994

                                                                         ANNEX A

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             MICROSOFT CORPORATION

                                      AND

                                  INTUIT INC.
                          DATED AS OF OCTOBER 13, 1994


                                      AND



                        AMENDED AS OF FEBRUARY 16, 1995

                               TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
                                           ARTICLE I

                                          THE MERGER
1.1    Effective Time of the Merger......................................................   A-1
1.2    Closing...........................................................................   A-1
1.3    Effects of the Merger.............................................................   A-1
1.4    Tax-Free Reorganization...........................................................   A-1
1.5    Accounting Treatment..............................................................   A-1
                                          ARTICLE II

                 EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
                            CORPORATIONS, EXCHANGE OF CERTIFICATES
2.1    Effect on Capital Stock...........................................................   A-2
       2.1.1    Capital Stock of Sub.....................................................   A-2
       2.1.2    Cancellation of Company Common Stock.....................................   A-2
       2.1.3    Conversion of Company Common Stock.......................................   A-2
       2.1.4    Adjustments of Exchange Ratio............................................   A-2
       2.1.5    Appraisal Rights.........................................................   A-2
       2.1.6    Fractional Shares........................................................   A-2
2.2    Exchange of Certificates..........................................................   A-2
       2.2.1    Exchange Agent...........................................................   A-2
       2.2.2    Parent to Provide Common Stock and Cash..................................   A-2
       2.2.3    Exchange Procedures......................................................   A-3
       2.2.4    No Further Ownership Rights in Company Common Stock......................   A-3
       2.2.5    Return to Parent.........................................................   A-3
2.3    Company Options...................................................................   A-4
       2.3.1    Assumption by Parent.....................................................   A-4
       2.3.2    Registration.............................................................   A-4

                                          ARTICLE III

                                REPRESENTATIONS AND WARRANTIES
3.1    Representations and Warranties of Company.........................................   A-4
       3.1.1    Organization, Standing and Power.........................................   A-4
       3.1.2    Capital Structure........................................................   A-5
       3.1.3    Authority................................................................   A-5
       3.1.4    SEC Documents and Financial Statements...................................   A-6
       3.1.5    Information Supplied.....................................................   A-6
       3.1.6    No Defaults..............................................................   A-7
       3.1.7    Litigation...............................................................   A-7
       3.1.8    No Material Adverse Change...............................................   A-7
       3.1.9    Absence of Undisclosed Liabilities.......................................   A-7

                                                                                           PAGE
                                                                                           ----
       3.1.10   No Violations............................................................   A-7
       3.1.11   Certain Agreements.......................................................   A-8
       3.1.12   Employee Benefit Plans...................................................   A-8
       3.1.13   Properties, Liens, etc...................................................   A-8
       3.1.14   Major Contracts..........................................................   A-9
       3.1.15   Taxes....................................................................   A-9
       3.1.16   Interests of Officers....................................................  A-10
       3.1.17   Technology...............................................................  A-10
       3.1.18   Material Relations.......................................................  A-11
       3.1.19   Opinion of Financial Advisor.............................................  A-11
       3.1.20   Vote Required............................................................  A-11
       3.1.21   Accounting Matters.......................................................  A-11
       3.1.22   Brokers and Finders......................................................  A-11
       3.1.23   Change of Control........................................................  A-11
       3.1.24   Leases in Effect.........................................................  A-11
       3.1.25   Environmental............................................................  A-11
       3.1.26   Questionable Payments....................................................  A-12
       3.1.27   Disclosure...............................................................  A-12
       3.1.28   Reliance.................................................................  A-12
3.2    Representations and Warranties of Parent and Sub..................................  A-12
       3.2.1    Organization; Standing and Power.........................................  A-12
       3.2.2    Capital Structure........................................................  A-12
       3.2.3    Authority................................................................  A-13
       3.2.4    SEC Documents and Financial Statements...................................  A-13
       3.2.5    Information Supplied.....................................................  A-15
       3.2.6    No Defaults..............................................................  A-15
       3.2.7    No Material Adverse Change...............................................  A-15
       3.2.8    Opinion of Financial Advisor.............................................  A-15
       3.2.9    Accounting Matters.......................................................  A-15
       3.2.10   Brokers and Finders......................................................  A-16
       3.2.11   Interim Operation of Sub.................................................  A-16
       3.2.12   Disclosure...............................................................  A-16
       3.2.13   Reliance.................................................................  A-16

                                          ARTICLE IV

                                     COVENANTS OF COMPANY
4.1    Conduct of Business...............................................................  A-16
       4.1.1    Ordinary Course..........................................................  A-16
       4.1.2    Dividends: Changes in Stock..............................................  A-17
       4.1.3    Issuance of Securities...................................................  A-17
       4.1.4    Governing Documents......................................................  A-17

                                                                                           PAGE
                                                                                           ----
       4.1.5    Exclusivity; Acquisition Proposals.......................................  A-17
       4.1.6    No Acquisitions..........................................................  A-18
       4.1.7    No Dispositions..........................................................  A-18
       4.1.8    Indebtedness.............................................................  A-18
       4.1.9    Plans....................................................................  A-18
       4.1.10   Claims...................................................................  A-18
       4.1.11   Agreement................................................................  A-18
4.2    Breach of Representation and Warranties...........................................  A-18
4.3    Pooling...........................................................................  A-18
4.4    Consents..........................................................................  A-18
4.5    Best Efforts......................................................................  A-18
4.6    Information for Prospectus/Proxy Statement........................................  A-18
4.7    Company Plans.....................................................................  A-19
4.8    Employee Agreements...............................................................  A-19
4.9    Stockholder Approval..............................................................  A-19
4.10   Tax Returns.......................................................................  A-19
4.11   Representations of Stockholders...................................................  A-19

                                           ARTICLE V

                                      COVENANTS OF PARENT
5.1    Breach of Representations and Warranties..........................................  A-19
5.2    Consents..........................................................................  A-19
5.3    Best Efforts......................................................................  A-19
5.4    Agreements of Parent Affiliates...................................................  A-20
5.5    Representations of Stockholders...................................................  A-20
5.6    Relocation of Facilities..........................................................  A-20
5.7    Nasdaq Listing....................................................................  A-20
5.8    Registration Rights...............................................................  A-20
5.9    Severance.........................................................................  A-20

                                          ARTICLE VI

                                     ADDITIONAL AGREEMENTS
6.1    Preparation of S-4................................................................  A-20
6.2    Letter of the Company's Accountants...............................................  A-21
6.3    Letter of Parent's Accountants....................................................  A-21
6.4    Access to Information.............................................................  A-21
6.5    Legal Conditions to the Merger....................................................  A-21
6.6    Affiliates........................................................................  A-21
6.7    HSR Act Filings...................................................................  A-22
       6.7.1    Filings and Cooperation..................................................  A-22
       6.7.2    Spin-Off Agreement.......................................................  A-22
       6.7.3    Best Efforts.............................................................  A-22

                                                                                           PAGE
                                                                                           ----
6.8    Employee Benefits.................................................................  A-22
6.9    Officers and Directors............................................................  A-23
6.10   Expenses..........................................................................  A-23
6.11   Additional Agreements.............................................................  A-23
6.12   Public Announcements..............................................................  A-23
6.13   State Takeover Laws...............................................................  A-23

                                          ARTICLE VII

                                     CONDITIONS PRECEDENT
7.1    Conditions to Each Party's Obligation to Effect the Merger........................  A-23
       7.1.1    Stockholder Approval.....................................................  A-23
       7.1.2    Consents.................................................................  A-23
       7.1.3    S-4......................................................................  A-24
       7.1.4    No Restraints............................................................  A-24
       7.1.5    Legal Action.............................................................  A-24
       7.1.6    Tax-Free Reorganization..................................................  A-24
       7.1.7    No Burdensome Condition..................................................  A-24
7.2    Conditions of Obligations of Parent and Sub.......................................  A-24
       7.2.1    Representations and Warranties of Company................................  A-24
       7.2.2    Performance of Obligations of Company....................................  A-24
       7.2.3    Affiliates...............................................................  A-24
       7.2.4    Pooling of Interests; Comfort Letters....................................  A-25
       7.2.5    Opinion of Company's Counsel.............................................  A-25
7.3    Conditions of Obligation of Company...............................................  A-25
       7.3.1    Representations and Warranties of Parent and Sub.........................  A-25
       7.3.2    Performance of Obligations of Parent and Sub.............................  A-25
       7.3.3    Opinion of Parent Counsel................................................  A-25

                                         ARTICLE VIII

                               TERMINATION, AMENDMENT AND WAIVER
8.1    Termination.......................................................................  A-25
8.2    Effect of Termination.............................................................  A-26
8.3    Break-up Fee......................................................................  A-26
8.4    Amendment.........................................................................  A-26
8.5    Extension, Waiver.................................................................  A-26

                                          ARTICLE IX

                                      GENERAL PROVISIONS
9.1    Nonsurvival of Representations, Warranties and Agreements.........................  A-27
9.2    Notices...........................................................................  A-27
9.3    Interpretation....................................................................  A-27

                                                                                           PAGE
                                                                                           ----


9.4    Counterparts......................................................................  A-28
9.5    Miscellaneous.....................................................................  A-28
9.6    No Joint Venture..................................................................  A-28
9.7    Governing Law.....................................................................  A-28
       First Amendment to Agreement and Plan of Reorganization...........................  A-30

                             INDEX OF DEFINED TERMS

              TERM                 PAGE DEFINED
- ---------------------------------  ------------
Acquisition Transaction..........     A-17
affiliate........................     A-3
Affiliate Agreements.............     A-21
Affiliates.......................     A-21
Antitrust Laws...................     A-22
blue sky.........................     A-6
Business Condition...............     A-4
Cause............................     A-20
Certificate......................     A-2
Closing..........................     A-1
Closing Date.....................     A-1
Code.............................     A-1
Company..........................     A-1
Company Break-up Fee.............     A-26
Company Comfort Letter...........     A-21
Company Common Stock.............     A-2
Company Disclosure Schedule......     A-4
Company Financial Statements.....     A-6
Company Intellectual Property
  Rights.........................     A-10
Company Options..................     A-5
Company Preferred Stock..........     A-5
Company Properties...............     A-12
Company Required Statutory
  Approvals......................     A-6
Company SEC Documents............     A-6
Company Stock Option Plan(s).....     A-5
Company Stockholder Agreements...     A-19
Company Stockholders Meeting.....     A-19
Company Voting Debt..............     A-5
Company's Principal
  Stockholders...................     A-19
Confidentiality Agreement........     A-21
Consents.........................     A-5
DGCL.............................     A-1
Effective Time...................     A-1
Environmental Law................     A-12
ERISA............................     A-8
Exchange Act.....................     A-6
Exchange Agent...................     A-2
Exchange Ratio...................     A-2
Governmental Entity..............     A-5
Hazardous Substance..............     A-13
HSR Act..........................     A-6
incentive stock option...........     A-4
include..........................     A-27
includes.........................     A-27

              TERM                 PAGE DEFINED
- ---------------------------------  ------------
including........................     A-27
Lease............................     A-11
Leases...........................     A-11
Liabilities......................     A-7
Material Adverse Effect..........     A-4
Merger...........................     A-1
Merger Documents.................     A-1
multiemployer plan...............     A-8
Order............................     A-22
Parent...........................     A-1
Parent Average Closing Price.....     A-2
Parent Comfort Letter............     A-21
Parent Common Stock..............     A-13
Parent Disclosure Schedule.......     A-13
Parent Financial Statements......     A-15
Parent Options...................     A-13
Parent Preferred Stock...........     A-13
Parent Required Statutory
  Approvals......................     A-14
Parent SEC Documents.............     A-15
Parent Stock Option Plans........     A-13
Parent Stock Purchase Plan.......     A-13
Parent Voting Debt...............     A-14
Personal Finance Software
  Business.......................     A-24
plan of reorganization...........     A-1
Plans............................     A-8
Proxy Statement..................     A-6
Proxy Statement/Prospectus.......     A-6
Required Statutory Approvals.....     A-14
Return Periods...................     A-9
S-4..............................     A-6
SEC..............................     A-6
Securities Act...................     A-3
Significant Subsidiary...........     A-13
single-employer plan.............     A-8
Spin-Off Agreement...............     A-22
Sub..............................     A-1
Subsidiary.......................     A-2
Surviving Corporation............     A-1
Surviving Corporation's Common
  Stock..........................     A-1
tax..............................     A-9
taxes............................     A-9
Violation........................     A-5
WBCA.............................     A-1

                      AGREEMENT AND PLAN OF REORGANIZATION

     AGREEMENT AND PLAN OF REORGANIZATION, dated as of October 13, 1994, among Microsoft Corporation, a Washington corporation ("PARENT"), M/I Acquisition Corporation, a Washington corporation and a wholly-owned subsidiary of parent ("SUB"), and Intuit Inc., a Delaware corporation ("COMPANY").

     INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, Parent, Sub and Company hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, Sub will be merged into Company (the "MERGER"). An Agreement and Plan of Merger, and articles, certificates or other appropriate filing documents (the "MERGER DOCUMENTS") shall be duly prepared, executed and acknowledged by the parties and thereafter delivered to the Secretaries of State of the States of Delaware and Washington, for filing, as provided in the Delaware General Corporation Law (the "DGCL") and the Washington Business Corporation Act (the "WBCA") as soon as practicable on or after the Closing Date (as defined in
Section 1.2). The Merger shall become effective upon the filing of the Merger Documents with the Secretaries of State of the States of Delaware and Washington or at such time thereafter as is provided in the Merger Documents (the "EFFECTIVE TIME").

     1.2 CLOSING. The closing of the Merger (the "CLOSING") will take place as soon as practicable on the first business day after satisfaction or waiver of the last to be fulfilled of the conditions set forth in Article VII that by their terms are not to occur at the Closing (the "CLOSING DATE"), at the offices of Preston Gates & Ellis, Seattle, Washington, unless another date or place is agreed to in writing by the parties hereto.

     1.3 EFFECTS OF THE MERGER. At the Effective Time, (i) the separate existence of Sub shall cease and Sub shall be merged with and into Company and Company after the Merger is sometimes referred to herein as the "SURVIVING CORPORATION"), (ii) the Certificate of Incorporation of Company shall be the Certificate of Incorporation of the Surviving Corporation, except that such Certificate of Incorporation shall be amended to provide that the authorized capital stock of the Surviving Corporation shall be 1,000 shares of Common Stock, $.01 par value ("SURVIVING CORPORATION'S COMMON STOCK"), until duly amended, (iii) the Bylaws of Company shall be the Bylaws of the Surviving Corporation until duly amended, (iv) the directors and officers of the Surviving Corporation shall be designated by Parent prior to the Closing, and (v) the Merger shall, from and after the Effective Time, have all the effects provided by applicable law. Alternatively, at Parent's election, the Merger may be restructured so that Parent (rather than Sub) and Company are the parties hereto and Parent is the Surviving Corporation in which event references to Sub shall where appropriate apply to Parent and Parent shall thereby have such rights and obligations of Sub as are reflected in appropriate Merger Documents shall be prepared by the parties and filed at the Closing.

     1.4 TAX-FREE REORGANIZATION. The Merger is intended to be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE"), and this Agreement is intended to be a "PLAN OF REORGANIZATION" within the meaning of the regulations promulgated under Section 368 of the Code.

     1.5 ACCOUNTING TREATMENT. The business combination to be effected by the Merger is intended to be treated for accounting purposes as a "pooling of interests." However, Parent has reserved the right under this Agreement to cause the Merger to be treated for accounting purposes as a "purchase."

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS, EXCHANGE OF CERTIFICATES

     2.1 EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action (except as provided in Section 4.9) on the part of the holder of any shares of Company common stock, par value $.01 per share ("COMPANY COMMON STOCK"):

        2.1.1 Capital Stock of Sub. All issued and outstanding shares of capital stock of Sub shall continue to be issued and shall be converted into 1,000 shares of Surviving Corporation Common Stock with the stock certificate of Sub evidencing ownership of such shares of capital stock of the Surviving Corporation.

        2.1.2 Cancellation of Company Common Stock. All shares of Company Common Stock that are owned directly or indirectly by Company or Parent or by any Subsidiary (as defined below) of Company or Parent shall be canceled and no stock of Parent or other consideration shall be delivered in exchange therefor. In this Agreement, a "SUBSIDIARY" of any corporation or other entity means a corporation, partnership or other entity of which such corporation or entity, directly or indirectly, owns or controls voting securities or other interests which are sufficient to elect a majority of the Board of Directors or other managers of such corporation, partnership or other entity.

        2.1.3 Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled pursuant to Section 2.1.2) shall be converted, without any action on the part of the holders thereof, into and become exchangeable for 1.336 shares of Parent Common Stock (as defined in Section 3.2.2) (the "EXCHANGE RATIO"); provided that if the "Parent Average Closing Price" (as defined below) is $53.144 or less the Exchange Ratio shall be recomputed and rounded to the third decimal by dividing $71.00 by the Parent Average Closing Price. The PARENT AVERAGE CLOSING PRICE shall mean the average closing price of the Parent Common Stock as publicly reported for the Nasdaq National Market as of 4:00 p.m. Eastern Time over the last ten (10) trading days ending two trading days prior to the Closing Date. All such shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each certificate (a "CERTIFICATE") previously representing any such shares shall represent only the right to receive (i) whole shares of Parent Common Stock and (ii) cash in lieu of fractional shares, in each case as provided by this Section 2.1.

        2.1.4 Adjustments of Exchange Ratio. If, between the date of this agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class or series or otherwise changed by reason of any reclassification, recapitalization, split-up, stock dividend, stock combination, exchange of shares or readjustment or similar transaction, the Exchange Ratio shall be correspondingly adjusted.

        2.1.5 Appraisal Rights. Appraisal rights are not available in accordance with Section 262(b) of the DGCL.

        2.1.6 Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger and such fractional interests shall not entitle the owner thereof to vote. In lieu of any fractional share, each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock will be entitled to receive from Parent an amount of cash, without interest, equal to the Parent Average Closing Price multiplied by the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled.

     2.2  EXCHANGE OF CERTIFICATES.

        2.2.1 Exchange Agent. Prior to the Closing Date, Parent shall appoint First Interstate Bank of Washington, N.A., or other bank or trust company reasonably satisfactory to Company, to act as exchange agent (the "EXCHANGE AGENT") in the Merger.

        2.2.2 Parent to Provide Common Stock and Cash. Promptly after the Effective Time Parent shall make available to the Exchange Agent the certificates representing whole shares of Parent Common Stock issued pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock and, from time to time, cash for payment in lieu of fractional shares.

        2.2.3 Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record as of the Effective Time of a Certificate or Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock to which the holder of Company Common Stock is entitled pursuant to Section 2.1 hereof plus cash in lieu of fractional shares as provided in Section 2.1.6. The Certificate so surrendered shall forthwith be canceled. Notwithstanding any other provision of this Agreement, until holders of Certificates have surrendered them for exchange as provided herein, (i) no dividends or other distributions shall be paid with respect to any shares represented by such Certificates and no payment for fractional shares shall be made, and (ii) without regard to when such Certificates are surrendered for exchange as provided herein, no interest shall be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a Certificate, there shall be paid to the holder of such Certificate the amount of any dividends or other distributions which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender. If any certificate for Parent Common Stock is to be issued in a name other than in which the Certificate surrendered in exchange therefore is registered, it shall be a condition of such exchange that the person requesting such exchange pay any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Certificates of Parent Common Stock issued to holders of Company Common Stock issued under a Company restricted stock plan shall bear legends substantially similar to the legends presently on the Company Common Stock certificates and as required by WBCA sec. 23B.06.270 and other applicable law.

        2.2.4 No Further Ownership Rights in Company Common Stock. All Parent Common Stock delivered upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II. Certificates surrendered for exchange by any person constituting an "AFFILIATE" of Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "SECURITIES ACT"), or for purposes of preserving pooling of interests accounting treatment for the Merger shall not be exchanged until Parent receives a written agreement from such persons as provided by Section 6.6.

        2.2.5 Return to Parent. Any Parent Common Stock and any cash in lieu of fractional share interests made available to the Exchange Agent and not exchanged for Certificates within six months after the Effective Time and any dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates representing Company Common Stock and unclaimed at the end of such six month period shall be redelivered or repaid by the Exchange Agent to Parent, after which time any holder of Certificates who has not theretofore delivered or surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to Parent for payment of the Parent Common Stock, cash in lieu of fractional shares, and any such dividends or distributions. Notwithstanding any provision of this Agreement, none of Parent, the Exchange Agent, the Surviving Corporation or any other party hereto shall be liable to any holder of Company Common Stock for any Parent Common Stock, cash in lieu of fractional shares or dividends or distributions delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

     2.3  COMPANY OPTIONS.

        2.3.1 Assumption by Parent. At the Effective Time, each of the then outstanding Company Options (as defined in Section 3.1.2) shall by virtue of the Merger and at the Effective Time, and without any further action on the part of any holder thereof, be assumed by Parent and converted into an option to purchase that number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Option at the Effective Time by the Exchange Ratio, at an exercise price per share of Parent Common Stock equal to the exercise price per share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in an assumed Company Option being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such option shall be rounded to the nearest whole number of shares. The term, exercisability, vesting schedule, status as an "INCENTIVE STOCK OPTION" under Section 422 of the Code, if applicable, and all other terms and conditions of Company Options will to the extent permitted by law and otherwise reasonably practicable be unchanged. Continuous employment with Company or any Company Subsidiaries shall be credited to the optionee for purposes of determining the vesting of the number of shares of Parent Common Stock subject to exercise under the optionee's converted Company Option after the Effective Time.

        2.3.2 Registration. Parent shall cause the shares of Parent Common Stock issuable upon exercise of the assumed Company Options to be registered, or to be issued pursuant to a then effective regulation statement, no later than 30 days after the Effective Time on Form S-8 promulgated by the SEC and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such assumed Company Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Parent shall administer the Company Options assumed pursuant to this
Section 2.3 in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act, but shall have no responsibility for such compliance by Company or its predecessors.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1 REPRESENTATIONS AND WARRANTIES OF COMPANY. Except as disclosed in a document referring specifically to the representations and warranties in this Agreement which identifies by section number the section and subsection to which such disclosure relates and is delivered by Company to Parent prior to the execution of this Agreement (the "COMPANY DISCLOSURE SCHEDULE"), Company represents and warrants to Parent and Sub as follows:

        3.1.1 Organization, Standing and Power. Each of Company and its Significant Subsidiaries (as defined in Section 3.3.1) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (except with respect to any such Subsidiary incorporated in a jurisdiction where the concept of good standing is not recognized) has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which a failure to so qualify would have a Material Adverse Effect (as hereinafter defined) on the Business Condition (as hereinafter defined) of Company. As used in this Agreement, "BUSINESS CONDITION" with respect to any entity shall mean the business, financial condition, results of operations or assets (without giving effect to the consequences of the transactions contemplated by this Agreement) of such entity and its Significant Subsidiaries taken as a whole. For the purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" means material adverse effect other than resulting from (i) changes attributable to conditions affecting the Personal Software Business generally (in the case of Company), or the software industry generally (in the case of Parent), (ii) changes in general economic conditions, or (iii) changes attributable to the announcement or pendency of the Merger. Company has delivered to Parent complete and correct copies of the Certificate or Articles of Incorporation and Bylaws of Company and each of its Significant Subsidiaries, in each case, as amended to the date hereof. All Subsidiaries of the Company are identified in the Company Disclosure Schedule.

        3.1.2 Capital Structure. The authorized capital stock of Company consists of 60,000,000 shares of Company Common Stock and 3,000,000 shares of Preferred Stock, $.01 par value ("COMPANY PREFERRED STOCK"). As of the date hereof, there are not more than 20,211,000 shares of Company Common Stock outstanding, not more than 4,400 shares in the Company's treasury or held by Significant Subsidiaries of the Company, not more than 3,061,000 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding employee stock options ("COMPANY OPTIONS") under Company's 1988 Stock Option Plan, 1993 Equity Incentive Plan and other stock option plans and other options (the "COMPANY STOCK OPTION PLAN(S)"). There are no shares of Company Preferred Stock outstanding. All outstanding shares of Company Common Stock are, and any shares of Company Common Stock issued upon exercise of any Company Options will be validly issued, fully paid, nonassessable and not subject to any preemptive rights, or to any agreement to which Company or any of its Significant Subsidiaries is a party or by which Company or any of its Significant Subsidiaries may be bound other than agreements pursuant to which the Company has the right to repurchase shares of Company Common Stock. Except for the shares described above issuable pursuant to Company Options and the Company Incentive Plan, there are not any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character to which Company or any Subsidiary of Company is a party or by which any of them may be bound obligating Company or any Subsidiary of Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Company or of any Subsidiary of Company or obligating Company or any Subsidiary of Company to grant, extend or enter into any such option, warrant, call, conversion right, commitment, agreement, contract, understanding, restriction, arrangement or right. Company does not have outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible or exercisable into securities having the right to vote) with holders of Company Common Stock on any matter ("COMPANY VOTING DEBT"). Company is the owner, directly or indirectly, of all outstanding shares of capital stock of each of its Significant Subsidiaries free and clear of all liens, pledges, security interests, claims or other encumbrances and all such shares are duly authorized, validly issued, fully paid and nonassessable.

        3.1.3 Authority. Company has all requisite corporate power and authority to enter into this Agreement and subject, in the case of this Agreement, to approval of this Agreement by the stockholders of Company and the Company Required Statutory Approvals (as defined below), to consummate the transactions contemplated hereby and thereby. The execution and delivery by Company of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, including the unanimous approval of the Board of Directors of Company, subject only to approval of this Agreement by the stockholders of Company. This Agreement has been duly executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors' rights generally and (ii) general equitable principles. Subject to the satisfaction of the conditions set forth in Sections
7.1 and 7.3, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right, loss or creation being referred to herein as a "VIOLATION") pursuant to (i) any provision of the Certificate of Incorporation or Bylaws of Company or the comparable governing instruments of any Subsidiary of Company or (ii) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any Subsidiary of Company or their respective properties or assets, other than, in the case of (ii), any such Violation which individually or in the aggregate would not have a Material Adverse Effect on the Business Condition of Company. No consent, approval, order or authorization of or registration, declaration or filing with or exemption by (collectively "CONSENTS"), any court, administrative agency or commission or other governmental authority or instrumentality, whether domestic or foreign (each a "GOVERNMENTAL ENTITY"), is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation by Company of the transactions contemplated hereby or thereby, except for Consents, if any, relating to
(i) the filing of a premerger notification report and all other required documents by Parent and Company, and the expiration of all applicable waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), (ii) the filing with the Securities and Exchange Commission (the "SEC") of the filing Form S-4, including the Proxy Statement/Prospectus (as defined in Section 3.1.5, and such reports and information as may be required under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Securities Act and the rules and regulations promulgated by the SEC under the Exchange Act or the Securities Act, and the declaration of the effectiveness of the S-4 by the SEC, (iii) such filings, authorizations, orders and approvals as may be required under foreign laws, state securities laws and the NASD Bylaws or "BLUE SKY" laws, and (iv) the filing of the Merger Documents with the Secretaries of State of the States of Delaware and Washington (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the "COMPANY REQUIRED STATUTORY APPROVALS") and except for such other Consents which if not obtained or made would not have a Material Adverse Effect on the Business Condition of Company.

        3.1.4 SEC Documents and Financial Statements. Company has furnished Parent with a true and complete copy of each statement, report, schedule, registration statement and definitive proxy or information statement filed by Company, or any present or former Subsidiary, with the SEC since January 1, 1992 (the "COMPANY SEC DOCUMENTS"), which are all the documents (other than preliminary material) that Company, or any present or former Subsidiary, was required to file with the SEC since such date. As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the Company SEC Documents (the "COMPANY FINANCIAL STATEMENTS") comply as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Company and its Significant Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments not material in scope or amount). There has been no change in Company's accounting policies or the methods of making accounting estimates or changes in estimates that are material to Company Financial Statements, except as described in the notes thereto.

        3.1.5 Information Supplied. None of the information supplied or to be supplied by Company or its Significant Subsidiaries, auditors, attorneys, financial advisors or other consultants or advisors for inclusion in (a) the registration statement on Form S-4, and any amendment thereto, to be filed under the Securities Act with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4"), or (b) the proxy statement and any amendment or supplement thereto to be distributed in connection with Company's meetings of stockholders to vote upon this Agreement and the transactions contemplated hereby (the "PROXY STATEMENT" and, together with the prospectus included in the S-4, the "PROXY STATEMENT/PROSPECTUS") will, in the case of the Proxy Statement and any amendment or supplement thereto, at the time of the mailing of the Proxy Statement and any amendment or supplement thereto, and at the time of the meeting of stockholders of Company to vote upon this Agreement and the transactions contemplated hereby, or, in the case of the S-4, as amended or supplemented, at the time it becomes effective and at the time of any post-effective amendment thereto and at the time of the meeting of stockholders of Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading or necessary to correct any statement in any earlier filing with the SEC of such Proxy Statement/Prospectus or any amendment or supplement thereto or any earlier communication (including the Proxy Statement/Prospectus) to stockholders of Company with respect to the transactions contemplated by this Agreement. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of all applicable laws, including the provisions of the Exchange
Act and the rules and regulations of the SEC thereunder, except that no representation is made by Company with respect to information supplied by Parent specifically for inclusion therein.

        3.1.6 No Defaults. Neither Company nor any Subsidiary of Company is, or has received notice that it would be with the passage of time, in default or violation of any term, condition or provision of (i) the Certificate of Incorporation or Bylaws of Company or any comparable governing instrument of any Significant Subsidiary of Company; (ii) any judgment, decree or order applicable to Company or any Significant Subsidiary of Company; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which Company or any Significant Subsidiary of Company is now a party or by which it or any of its properties or assets may be bound, except for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Business Condition of Company.

        3.1.7 Litigation. There is no claim, action, suit or proceeding pending or, to the knowledge of Company, threatened, which would, if adversely determined, individually or in the aggregate, have a Material Adverse Effect on the Business Condition of Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any of its Significant Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect. To the knowledge of Company, there is no investigation pending or threatened against Company or any Subsidiary of Company, before any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency, instrumentality or other Government Entity. The Company Disclosure Schedule sets forth, with respect to any pending action, suit, proceeding, or investigation to which Company or any of its Significant Subsidiaries is a party and which involves claims reasonably expected to exceed $5,000,000, the forum, the parties thereto, the subject matter thereof, and the amount of damages claimed.

        3.1.8 No Material Adverse Change. Since July 31, 1994, Company and its Significant Subsidiaries have conducted their respective businesses in the ordinary course and there has not been: (i) any Material Adverse Effect on the Business Condition of Company or any development or combination of developments of which management of Company has knowledge which is reasonably likely to result in such an effect; (ii) any damage, destruction or loss, whether or not covered by insurance, having a material Adverse Effect on the Business Condition of Company; (iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of Company; (iv) any increase or change in the compensation or benefits payable or to become payable by Company or any Subsidiary to any of their employees, except in the ordinary course of business consistent with past practice; (v) any acquisition or sale of a material amount of property of Company or any of its Significant Subsidiaries, except in the ordinary course of business; (vi) any increase or modification in any bonus, pension, insurance or other employee benefit plan, payment or arrangement made to, for, or with any of its employees; or (vii) the granting of stock options, restricted stock awards, stock bonuses, stock appreciation rights and similar equity based awards other than in connection with the hiring of new employees with the number of shares having been granted in numbers consistent with Company's past practices and which will not result in a compensation charge against earnings or the loss of deductions for federal or state income tax purposes.

        3.1.9 Absence of Undisclosed Liabilities. Company and its Significant Subsidiaries, taken as a whole, have no liabilities or obligations (whether absolute, accrued or contingent) except (i) liabilities, obligations or contingencies ("LIABILITIES") that are accrued or reserved against in the consolidated balance sheet of Company and its Significant Subsidiaries as of July 31, 1994 or reflected in the notes thereto or (ii) additional Liabilities reserved against since July 31, 1994 that (x) have arisen in the ordinary course of business; (y) are accrued or reserved against on the books and records of the Company and its Significant Subsidiaries; and (z) amount in the aggregate to less than $5,000,000.

        3.1.10 No Violations. The businesses of Company and its Significant Subsidiaries are not being conducted in violation of, or in a manner which could cause liability under any applicable law, rule or regulation, judgment, decree or order of any Governmental Entity, except for any violations or practices,

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

which, individually or in the aggregate, have not had and will not have a Material Adverse Effect on the Business Condition of Company.

        3.1.11 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee or independent contractor of Company or its Significant Subsidiaries, from Company or any of its Significant Subsidiaries under any Plan (as hereinafter defined), agreement or otherwise,
(ii) materially increase any benefits otherwise payable under any Plan or agreement, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

        3.1.12 Employee Benefit Plans. All employee benefit plans (including without limitation all plans which authorize the granting of stock options, restricted stock, stock bonuses or other equity based awards) covering active, former or retired employees of Company and its Significant Subsidiaries are listed in the Company Disclosure Schedule (the "PLANS"). Company has made available to Parent, where applicable, a copy of each Plan, any related trust agreement and annuity or insurance contract, if any, and each Plan's most recent annual report (Form 5500) filed with the Internal Revenue Service. (i) Each Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, and is, to the extent required by applicable law or contract, fully funded without having any deficit or unfunded actuarial liability; (ii) All required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder; (iii) Each Plan that is required or intended to be qualified under applicable law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate Governmental Entity, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval; (iv) To the extent applicable, the Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and nothing has occurred to cause the loss of such qualified status; (v) No Plan is covered by Title IV of ERISA or Section 412 of the Code; (vi) Neither Company nor any Subsidiary has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA; (vii) There are no pending or anticipated material claims against or otherwise involving any of the Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any such Plan;
(viii) All material contributions, reserves or premium payments, required to be made as of the date hereof to the Plans have been made or provided for; (ix) Neither Company nor any Subsidiary has incurred any liability under Subtitle C or D of Title IV of ERISA with respect to any "SINGLE-EMPLOYER PLAN," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Company, any Subsidiary or any entity which is considered one employer with Company under Section 4001 of ERISA; (x) Neither Company nor any Subsidiary has incurred any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any "MULTIEMPLOYER PLAN," within the meaning of Section 4001(a)(3) of ERISA; and (ix) Neither Company nor any Subsidiary has any obligations for retiree health and life benefits under any Plan, and there are no restrictions on the rights of Company or the Significant Subsidiaries to amend or terminate any such Plan without incurring any liability thereunder. Except as disclosed on the Company Disclosure Schedule, Company and its Significant Subsidiaries have administered the Company Stock Option Plan, the Company Incentive Plan and other executive compensation Plans in a manner which will not result in a compensation charge against earnings or the loss of deductions for federal and state income tax purposes.

        3.1.13 Properties, Liens, etc. Except as reflected in the Company Financial Statements or in the notes thereto, and except for statutory mechanics' and materialmen's liens, liens for current taxes not yet delinquent, and liens or encumbrances which do not confer upon the secured parties rights to property which are material to the Business Condition of Company, Company or one of its Significant Subsidiaries owns, free and clear of any liens, claims, charges, options or other encumbrances, all of its tangible and intangible property, real and personal, whether or not reflected in Company Financial Statements (except that sold or

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disposed of in the ordinary course of business since the date of such statements) and all such property acquired since the date of such statements. All plants, structures and material equipment owned or leased by Company or its Significant Subsidiaries and used in the operation of its business are in satisfactory condition and repair for the requirements of its business as presently conducted.

        3.1.14 Major Contracts. Except as otherwise disclosed in Company's Disclosure Schedule, neither Company nor any of its Significant Subsidiaries is a party to or subject to:

          (a) Any union contract, or any employment contract or arrangement providing for future compensation, written or oral, with any officer, consultant, director or employee which (i) exceeds $250,000 per annum, or
     (ii) is not terminable by it or its Subsidiary on 30 days' notice or less without penalty or obligation to make payments related to such termination;

          (b) Any joint venture contract or arrangement or any other agreement which has involved or is expected to involve a sharing of revenues of $1.0 million per annum or more to other persons;

          (c) Any lease for real or personal property in which the amount of payments which Company is required to make on an annual basis exceeds $100,000 and which has not been filed as an exhibit to the Company SEC Documents;

          (d) Any material agreement, license, franchise, permit, indenture or authorization which has not been terminated or performed in its entirety and not renewed which may be, by its terms, terminated, impaired or adversely affected by reason of the execution of this Agreement, the closing of the Merger, or the consummation of the transactions contemplated hereby or thereby; or

          (e) Any contract containing covenants purporting to materially limit Company's freedom or that of any Significant Subsidiary of Company to compete in any line of business in any geographic area.

        All contracts, plans, arrangements, agreements, leases, licenses, franchises, permits indentures, authorizations, instruments and other commitments listed in the Company Disclosure Schedule pursuant to this Section
3.1.14 are valid and in full force and effect and neither Company nor any of its Significant Subsidiaries has, nor to the knowledge of Company has any other party thereto, breached any material provisions of, or is in default in any material respect under the terms thereof.

        3.1.15 Taxes. Company and each of its Significant Subsidiaries has timely filed (or caused to be filed) all federal, state, local and foreign tax returns, reports and information statements required to be filed by each of them, which returns, reports and statements are true, correct and complete in all material respects, and paid all taxes required to be paid as shown on such returns, reports and statements. All taxes required to be paid in respect of the periods covered by such returns ("RETURN PERIODS") have either been paid or fully accrued on the books of Company. Company and each of its Significant Subsidiaries has fully accrued all unpaid taxes in respect of all periods (or the portion of any such periods) subsequent to the Return Periods. There is no material difference between the amounts of the book basis and the tax basis of any assets of Company and its Significant Subsidiaries that is not reflected in an appropriate accrual of deferred tax liability on the books of Company. No deficiencies or adjustments for any tax have been claimed, proposed or assessed, or to the best of Company's knowledge, threatened. The Company Disclosure Schedule accurately sets forth the years for which Company's federal and state income tax returns, respectively, have been audited and any years which are the subject of a pending audit by the Internal Revenue Service and the applicable state agencies. Except as so disclosed, Company is not subject to any pending or, to the best of Company's knowledge, threatened, tax audit or examination and Company has not waived any statute of limitation with respect to the assessment of any tax. The Company Financial Statements contain adequate accruals for all unpaid taxes. For the purposes of this Agreement, the terms "TAX" and "TAXES" shall include all federal, state, local and foreign taxes, assessments, duties, tariffs, registration fees, and other governmental charges including without limitation all income, franchise, property, production, sales, use, payroll, license, windfall profits, severance, withholding, excise, gross receipts and other taxes, as well as any interest, additions or penalties relating thereto and any interest in respect of such additions or penalties. Company has provided Parent true and correct copies of all tax returns, information, statements, reports, work papers and other tax data

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reasonably requested by Parent. No consent or agreement has been made under Section 341 of the Code by or on behalf of Company or any predecessor thereof.

        There are no liens for taxes upon the assets of Company or its Significant Subsidiaries except for taxes that are not yet payable. The Company has not entered into any agreements, waivers or other arrangements in respect of the statute of limitations in respect of its taxes or tax returns. Company has withheld all taxes required to be withheld in respect of wages, salaries and other payments to all employees, officers and directors and timely paid all such amounts withheld to the proper taxing authority.

        Neither Company nor any Subsidiary has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code. Neither Company nor any Subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law or regulations) in its current or in any future taxable period, by reason of a change in accounting method; nor does Company or any Subsidiary have any knowledge that the IRS (or other taxing authority) has proposed; or is considering, any such change in accounting method. Neither Company nor Subsidiary is a party to any agreement, contract, or arrangement that would result in the payment of any "excess parachute payment" within the meaning of
Section 280G of the Code. None of the assets of Company or of any Subsidiary is property that is required to be treated as owned by any other person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954 as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986 and none of the assets of Company or any Subsidiary is "tax exempt use property" within the meaning of Section 168(h) of the Code. None of the assets of Company or of any Subsidiary secures any debt the interest on which is tax exempt under Section 103 of the Code.

        3.1.16 Interests of Officers. None of Company's officers or directors has, nor to the knowledge of Company does any officer or director of any Subsidiary have, any material interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks or trade names, used in or pertaining to the business of Company or that of its Significant Subsidiaries, or any supplier, distributor or customer of Company or its Subsidiary, except, in the case of the Company, for the normal rights of a stockholder, and except for rights under existing employee benefit plans.

        3.1.17 Technology. Company owns, or is licensed to use, the rights to all patents, trademarks, trade names, service marks, copyrights and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that in any material respect are used or proposed to be used in the business of Company and its Significant Subsidiaries as currently conducted or proposed to be conducted (the "COMPANY INTELLECTUAL PROPERTY RIGHTS"). The Company Disclosure Schedule lists: (i) all material patents, trademarks, trade names, service marks, registered and unregistered copyrights, and any applications therefor included in the Company Intellectual Property Rights, together with a list of all of Company's currently marketed software products; and (ii) all material licenses and other agreements to which Company or any of its Significant Subsidiaries is a party and pursuant to which Company or any of its Significant Subsidiaries is authorized to use any Company Intellectual Property Right, and includes the identities of the parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof. Neither Company nor any of its Significant Subsidiaries is, or as a result of the execution, delivery or performance of Company's obligations hereunder will be, in violation of any material license or agreement described in the Company Disclosure Schedule. No claims with respect to the Company Intellectual Property Rights have been asserted or, to the knowledge of Company, are threatened by any person nor does Company or any Subsidiary of Company know of any valid grounds for any bona fide claims (i) to the effect that the manufacture, sale or use of any product or process as now used or offered or proposed for use or sale by Company or any Subsidiary of Company infringes on any copyright, trade secret or patent of any person, (ii) against the use by Company or any Subsidiary of Company of any trademarks, trade names, trade secrets, copyrights, technology, knowhow, processes or computer software programs and applications used in the business of Company and its Significant Subsidiaries as currently conducted or proposed to be conducted, or (iii) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights. To Company's knowledge, after reasonable investigation, all granted and issued patents and all registered

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trademarks listed on the Company Disclosure Schedule and all copyrights held by Company are valid, enforceable and subsisting. To Company's knowledge, after reasonable investigation, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, employee or former employee.

        3.1.18 Material Relations. To Company's knowledge, none of the parties to any of the major contracts identified in Company's Disclosure Schedule pursuant to Section 3.1.14 have terminated, or in any way expressed an intent to materially reduce or terminate the amount of its business with Company in the future.

        3.1.19 Opinion of Financial Advisor. Company has received the opinion of Morgan Stanley & Co. Incorporated, dated the date hereof, a copy of which has been provided to Parent, to the effect that, as of such date, the Exchange Ratio is fair to Company's stockholders from a financial point of view.

        3.1.20 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of Company's capital stock necessary to approve this Agreement and the consummation of the transactions contemplated hereby.

        3.1.21 Accounting Matters. To the best knowledge of Company, neither Company nor any of its affiliates has taken or agreed to take any action that, without giving effect to any action taken or agreed to be taken by Parent or any of its affiliates, would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests. Company has received a letter from Ernst & Young, a copy of which has been provided to Parent, confirming the foregoing representation.

        3.1.22 Brokers and Finders. Other than Morgan Stanley & Co. Incorporated in accordance with the terms of its engagement letter, a copy of which has previously been provided to Parent, none of Company or any of its Significant Subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

        3.1.23 Change of Control. With regard to any options granted under Company Stock Option Plans or restricted stock, stock bonus or other awards granted under the Company Incentive Plan which are not exercisable or vested prior to the Effective Time Company has not taken any action to make such options or awards exercisable or vested by reason of the Merger. Company has taken all action necessary relating to Company Stock Option Plans and Company Incentive Plan to provide that the occurrence of the transactions contemplated by this Agreement shall not entitle participants under such plans to a cash-out of the stock options, restricted stock, stock bonus or other awards granted to them thereunder.

        3.1.24 Leases in Effect. All real property leases and subleases as to which the Company or any Subsidiary is a party and any amendments or modifications thereof which have been filed as exhibits to Company SEC Documents or are listed on Company Disclosure Schedule pursuant to Section 3.1.14(e) (each a "LEASE") and collectively, the "LEASES") are valid, in full force and effect, enforceable, and there are no existing defaults on the part of the Company, and Company has not received nor given notice of default or claimed default with respect to any Lease, nor is there any event that with notice or lapse of time, or both, would constitute a default thereunder. No consent is required from any party under any Lease in connection with the completion of the transactions contemplated by this Agreement, and Company has not received notice that any party to any Lease intends to cancel, terminate, or refuse to renew the same or to exercise any option or other right thereunder, except where the failure to receive such consent, or where such cancellation, termination or refusal, would not have a Material Adverse Effect on Company's Business Condition.

        3.1.25  Environmental.

           (a) To the best knowledge of Company, except as set forth on Company Disclosure Schedule, (i) the businesses as presently or formerly engaged in by Company and its Significant Subsidiaries are and have been conducted in compliance with all applicable Environmental Laws (as defined in subparagraph
(b) below), including, without limitation, having all permits, licenses and other approvals and authorizations, during the time the Company engaged in such businesses, (ii) the properties presently or formerly owned or

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operated by Company or any Subsidiary of Company (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) ("COMPANY PROPERTIES") do not contain any Hazardous Substance (as defined in subparagraph (c) below) other than as permitted under applicable Environmental Law (provided, however, that with respect to Company Properties formerly owned or operated by Company or any Subsidiary of Company, such representation is limited to the period Company or any Subsidiary of Company owned or operated such Company Properties), (iii) neither Company nor any Subsidiary of Company has received any notices, demand letters or request for information from any Federal, state, local or foreign governmental entity or any third party indicating that the Company or any Subsidiary of Company may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of Company's or its Significant Subsidiaries' businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened against Company or any Subsidiary of Company with respect to Company or any Subsidiary of Company or the Company Properties relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by Company or any Subsidiary of Company concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law on or at Company Properties, (vi) no Hazardous Substance has been disposed of, transferred, released or transported from any of Company Properties during the time such Company Property was owned or operated by Company or any Subsidiary of Company, other than as permitted under applicable Environmental Law, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by or which are in the possession of Company or any Subsidiary of Company relating to Company or any Subsidiary of Company or the Company Properties which have not been delivered to Parent prior to the date hereof, (viii) there are no underground storage tanks on, in or under any of the Company Properties and no underground storage tanks have been closed or removed from any Company Properties which are or have been in the ownership of Company or any Subsidiary of Company (provided, however, that with respect to Company Properties formerly owned or operated by Company or any Subsidiary of Company, the representations in this subsection (viii) are limited to the period Company or any Subsidiary of Company owned or operated such Company Properties), (ix) there is no asbestos present in any Company Property presently owned or operated by Company or any Subsidiary of Company, and no asbestos has been removed from any Company Property while such Company Property was owned or operated by Company or any Subsidiary of Company, (x) none of the Company Properties has been used at any time by Company or any Subsidiary of Company as a sanitary landfill or hazardous waste disposal site, and (xi) neither Company nor any Subsidiary of Company has incurred, and none of the Company Properties are presently subject to, any material liabilities (fixed or contingent) relating to any suit, settlement, court order, administrative order, judgment or claim asserted or arising under any Environmental Law.

           (b) "Environmental Law" means (i) any federal, state, foreign and local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, (x) relating to the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as now or hereafter in effect. The term Environmental Law includes, without limitation, the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal and the federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now or hereafter in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

           (c) "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Substance includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

        3.1.26 Questionable Payments. Neither Company nor any of its Significant Subsidiaries nor to its best knowledge any director, officer, employee or agent of Company or any of its Significant Subsidiaries has: (i) made any payment or provided services or other favors in the United States or any foreign country in order to obtain preferential treatment or consideration by any Governmental Entity with respect to any aspect of the business of Company or its Significant Subsidiaries or (ii) made any political contributions that would not be lawful under the laws of the United States, any foreign country or any jurisdiction within the United States or any foreign country. Neither Company nor any of its Significant Subsidiaries, nor, to the best knowledge of Company, any director, officer, employee, agent, customer or supplier of Company or any of its Significant Subsidiaries has been or is the subject of any investigation by any Governmental Entity in connection with any such payment, provision of services or contribution.

        3.1.27 Disclosure. No representation or warranty made by Company in this Agreement, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by Company or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

        3.1.28 Reliance. The foregoing representations and warranties are made by Company with the knowledge and expectation that Parent is placing reliance thereon.

     3.2 REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Except as disclosed in a document referring specifically to the representations and warranties in this Agreement which identifies by section number the section and subsection to which such disclosure relates and is delivered by Parent to Company prior to the execution of this Agreement (the "PARENT DISCLOSURE SCHEDULE"), Parent and Sub represent and warrant to Company as follows:

        3.2.1 Organization; Standing and Power. Each of Parent, its Significant Subsidiaries and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (except with respect to any jurisdiction where the concept of good standing is not recognized) has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which a failure to so qualify would have a material adverse effect on the Business Condition of Parent. As used in this Agreement, a "SIGNIFICANT SUBSIDIARY" shall mean any Subsidiary of Parent or Company which accounts for 5% or more of the consolidated revenues, assets or earnings of the Parent or Company, as the case may be, and its respective Significant Subsidiaries.

        3.2.2 Capital Structure. The authorized capital stock of Parent consists of 2,000,000,000 shares of Parent common stock, $.00005 par value ("PARENT COMMON STOCK"). As of the date hereof, there are not more than 586,000,000 shares of Parent Common Stock outstanding, not more than 125,000,000 shares of Parent Common Stock are reserved for issuance upon the exercise of outstanding employee stock options ("PARENT OPTIONS") under the Parent's 1981, 1991 Consultants and Advisors and Non-Employee Directors Stock Option Plans (the "PARENT STOCK OPTION PLANS"), not more than 3,200,000 shares of Parent Common Stock are reserved for issuance under Parent's 1991 Employee Stock Purchase Plan (the "PARENT STOCK PURCHASE PLAN") and 3,900,000 shares of Parent Common Stock are held by Parent in its treasury or by any Subsidiary of Parent. The Board of Directors of Parent have proposed an amendment to Parent's Certificate of Incorporation authorizing 100,000,000 shares of preferred stock, $.01 par value ("PARENT PREFERRED STOCK") which is subject to approval of the stockholders of Parent at its annual meeting. There are no shares of Parent

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Preferred Stock outstanding. All outstanding shares of Parent Common Stock are, and any shares of Parent Common Stock issued upon exercise of any Parent Options and any shares of Parent Common Stock purchased pursuant to the Parent Stock Purchase Plan, will be validly issued, fully paid, nonassessable and not subject to any preemptive rights, or to any agreement to which Parent or any of its Significant Subsidiaries is a party or by which Parent or any of its Significant Subsidiaries may be bound. The shares of Parent Common Stock issuable upon the Merger and issuable pursuant to Company Options and the Company Incentive Plan to be assumed in the Merger pursuant to Section 2.3.1 hereof are duly authorized and reserved for issuance and, when issued in accordance with the terms of the Merger Agreement and such assumed Company Options, will be validly issued, fully paid, nonassessable and not subject to any preemptive rights. The authorized capital stock of Sub consists of 1,000 shares of common stock, $.01 par value, all of which are validly issued, fully paid and nonassessable and owned by Parent. Except for the shares described above issuable pursuant to Parent Options and the Parent Stock Purchase Plan, there are not any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character to which Parent or any Subsidiary of Parent is a party or by which any of them may be bound obligating Parent or any Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or of any Subsidiary of Parent or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, conversion right, commitment, agreement, contract, understanding, restriction, arrangement or right. Parent does not have outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible or exercisable into securities having the right to vote) with holders of Parent Common Stock on any matter ("PARENT VOTING DEBT"). Parent is the owner of all outstanding shares of capital stock of each of its Significant Subsidiaries free and clear of all liens, pledges, security interests, claims or other encumbrances and all such shares are duly authorized, validly issued, fully paid and nonassessable.

        3.2.3 Authority. Parent and Sub have all requisite corporate power and authority to enter into this Agreement, and subject to the Parent Required Statutory Approvals (as defined below), to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Sub of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, including the unanimous approval of each of the respective Boards of Directors. This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation of Parent and Sub enforceable in accordance with its terms. Subject to satisfaction of the conditions set forth in Sections 7.1 and 7.2, the execution and delivery of this Agreement and the Stock Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any Violation of (i) any provision of the Certificate of Incorporation or Bylaws of Parent or the comparable governing instruments of any Subsidiary of Parent or (ii) any loan or credit agreement note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any Subsidiary of Parent or their respective properties or assets, other than, in the case of (ii), any such Violation, which individually or in the aggregate would not have a Material Adverse Effect on the Business Condition of Parent. No Consent is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the Stock Option Agreement by Parent or Sub or the consummation by Parent and Sub of the transactions contemplated hereby or thereby, except for (i) the filing of a premerger notification report by Parent and Company under the HSR Act, (ii) the filing of the Joint Proxy Statement/Prospectus with the SEC pursuant to the Exchange Act, the Securities Act and the declaration of the effectiveness thereof by the SEC and compliance with various state securities or "BLUE SKY" laws, and (iii) the filing of the Merger Documents with the Secretaries of State of the States of Delaware and Washington (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the "PARENT REQUIRED STATUTORY APPROVALS" and together with the Company Required Statutory Approvals, the "REQUIRED STATUTORY APPROVALS") and except for such other Consents which if not obtained or made would not have a material adverse effect on the value of the Parent Common Stock and would not have a Material Adverse Effect on the Business Condition of Parent.

        3.2.4 SEC Documents and Financial Statements. Parent has furnished Company with a true and complete copy of each statement, report, schedule, registration statement and definitive proxy or information

                                      A-14
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statement filed by Parent with the SEC since July 1, 1991 (the "PARENT SEC
DOCUMENTS"), which are all the documents (other than preliminary material) that Parent was required to file with the SEC since such date. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents (the "PARENT FINANCIAL STATEMENTS") comply as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its Significant Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments not material in scope or amount). There has been no change in Parent's accounting policies or the methods of making accounting estimates or changes in estimates that are material to Parent Financial Statements or estimates except as described in the notes thereto.

        3.2.5 Information Supplied. None of the information supplied or to be supplied by Parent or its Significant Subsidiaries, auditors, attorneys, financial advisors, other consultants or advisors or Sub for inclusion in the S-4 or the Proxy Statement/Prospectus, will, in the case of the Proxy Statement and any amendment or supplement thereto, at the time of the mailing of the Proxy Statement and any amendment or supplement thereto, and at the time of any meeting of stockholders of Company to vote upon this Agreement and the transactions contemplated hereby, or in the case of the S-4, as amended or supplemented, at the time it becomes effective and at the time of any post-effective amendment thereto contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading or necessary to correct any statement in any earlier filing with the SEC of such Joint Proxy Statement/Prospectus or any amendment or supplement thereto or any earlier communication (including the Proxy Statement/Prospectus) to stockholders of Company with respect to the transactions contemplated by this Agreement. The S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of all applicable laws including the provisions of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation is made by Parent with respect to information supplied by Company specifically for inclusion therein.

        3.2.6 No Defaults. Neither Parent nor any Significant Subsidiary of Parent is, or has received notice that it would be with the passage of time, in default or violation of any term, condition or provision of (i) the Restated Articles of Incorporation or Bylaws of Parent or any comparable governing instrument of any Significant Subsidiary of Parent; (ii) any judgment, decree or order applicable to Parent or any Significant Subsidiary of Parent; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument to which Parent or any Significant Subsidiary of Parent is now a party or by which it or any of its properties or assets may be bound, except for defaults and violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Business Condition of Parent.

        3.2.7 No Material Adverse Change. Since June 30, 1994, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course and there has not been a Material Adverse Effect on the Business Condition of Parent or any development or combination of developments of which management of Parent has knowledge which is reasonably likely to result in such an effect.

        3.2.8 Opinion of Financial Advisor. Parent has received the opinion of Goldman, Sachs & Co., dated the date hereof, to the effect that, as of such date, the Exchange Ratio is fair to Parent.

        3.2.9 Accounting Matters. To the best knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to take any action that, without giving effect to any action taken or agreed to be taken by

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Company or any of its affiliates, would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

        3.2.10 Brokers and Finders. Other than Goldman, Sachs & Co. in accordance with the terms of its engagement letter, none of Parent or any of its Significant Subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

        3.2.11 Interim Operation of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

        3.2.12 Disclosure. No representation or warranty made by Parent or Sub, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by Parent or its representatives pursuant hereto or in connection with the transaction contemplated hereby, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

        3.2.13 Reliance. The foregoing representations and warranties are made by Parent with the knowledge and expectation that Company is placing reliance thereon.

                                   ARTICLE IV

                              COVENANTS OF COMPANY

     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company agrees (except as expressly contemplated by this Agreement or with Parent's prior written consent which will not be unreasonably withheld) that:

     4.1  CONDUCT OF BUSINESS.

        4.1.1 Ordinary Course. Company and its Significant Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such businesses, use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers, consultants, and employees and preserve their relationships with customers, suppliers, distributors and others having business dealings with them. Company shall promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business, of Company or its Significant Subsidiaries, and material and adverse to the Business Condition of Company. Neither Company nor any of its Significant Subsidiaries shall:

          (a) accelerate, amend or change the period of exercisability or vesting of options granted under the Company Stock Option Plans or restricted stock, stock bonus or other awards under the Company Incentive Plan (including any discretionary acceleration of the exercise periods of Company's Board of Directors permitted under such plans) or authorize cash payments in exchange for any options, restricted stock, stock bonus or other awards granted under any of such Plans;

          (b) grant any severance or termination pay to any officer or director or, except in the ordinary course of business consistent with past practices, to any employee of Company or any of its Significant Subsidiaries;

          (c) except in the ordinary course of business consistent with past practices and other than transfers between or among Company and any of its wholly owned Significant Subsidiaries, transfer to any person or entity any rights to the Company Intellectual Property Rights;

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

          (d) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or manufacturing rights of any type or scope for a period of more than two years with respect to any hardware or software products of Company or any of its Significant Subsidiaries; and

          (e) commence a lawsuit other than: (i) for the routine collection of bills; (ii) for software piracy; (iii) in such cases where Company is good faith determines that failure to commence suit would result in a material impairment of a valuable aspect of Company's business, provided Company consults with Parent prior to filing such suit; or (iv) for a breach of this Agreement.

          (f) enter into one or more leases which extend for a period of five years beyond the date of this Agreement and which obligate the Company to pay aggregate gross rent in excess of $3,200,000.

        4.1.2 Dividends: Changes in Stock. Company shall not, and shall not permit any of its Significant Subsidiaries to: (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect to any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Company; (iii) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock other than repurchase of vested stock from former employees; or (iv) propose any of the foregoing.

        4.1.3 Issuance of Securities. Company shall not, and shall not permit its Significant Subsidiaries to, issue, deliver, or sell, or authorize, propose or agree to, or commit to the issuance, delivery, or sale of any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into its capital stock or Company Voting Debt, any options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements or rights of any character obligating it or any of its Significant Subsidiaries to issue any such shares, Voting Debt or other convertible securities other than the issuance of options for Company Common Stock to employees under the Company Stock Option Plans in amounts and on terms consistent with prior practices, and in any event in an aggregate amount not in excess of 200,000 shares and to any single person in an amount not in excess of 10,000 shares; or (ii) the issuance of Company Common Stock pursuant to options outstanding as of the date hereof under the Company Stock Option Plans.

        4.1.4 Governing Documents. Company shall not, nor shall it cause or permit any of its Significant Subsidiaries to, amend its Articles or Certificate of Incorporation or Bylaws.

        4.1.5 Exclusivity; Acquisition Proposals. Unless and until this Agreement shall have been terminated by either party pursuant to Section 8.1 hereof, Company shall not (and it shall use its best efforts to ensure that none of its officers, directors, agents, representatives or affiliates) take or cause or permit any Subsidiary to take, directly or indirectly, any of the following actions with any party other than Parent and its designees: (i) solicit, encourage, initiate or participate in any negotiations, inquiries or discussions with respect to any offer or proposal to acquire all or any significant part of its business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise (each of the foregoing, an "ACQUISITION TRANSACTION"); (ii) disclose, in connection with an Acquisition Transaction, any information not customarily disclosed to any person other than Parent or its representatives concerning Company's business or properties or afford to any person other than Parent or its representatives or entity access to its properties, books or records, except in the ordinary course of business and as required by law or pursuant to a governmental request for information; (iii) enter into or execute any agreement relating to an Acquisition Transaction; or (iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Transaction or any offer or proposal relating to an Acquisition Transaction other than with respect to the Merger; provided, however, that nothing contained herein shall prohibit Company or any such persons from taking any of the actions specified above if, in each case, the Company's directors determine in good faith, after consultation with legal counsel, that any such action is required by the fiduciary duties of the Company's directors under Delaware law. In the event Company shall receive any offer or proposal, directly or indirectly, of the type referred to in clause (i) above, or any request for disclosure or access with respect to information of the type referred to in clause (ii) above, it shall immediately , and prior to taking any action in response thereto, inform Parent as to all material facts concerning any such offer, proposal or request including the identity of the party making the offer, proposal or request, and will thereafter

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

cooperate with Parent by informing Parent of additional material facts as they arise and furnishing to Parent any additional information it furnished to any third party making such proposal or requesting information.

        4.1.6 No Acquisitions. Company shall not, and shall not permit any Subsidiary of Company to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business Condition of Company.

        4.1.7 No Dispositions. Company shall not, and shall not permit any Subsidiary of Company to, sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any of their assets or cancel, release, or assign any indebtedness or claim, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to the Business Condition of Company.

        4.1.8 Indebtedness. Company shall not, and shall not permit any Subsidiary of Company to, incur any indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise in amounts which are not material, individually or in the aggregate, to the Business Condition of Company.

        4.1.9 Plans. Company shall not, and shall not permit any Subsidiary of Company to, adopt or amend in any material respect any Plan, or pay any pension or retirement allowance not required by any existing Plan. Company shall not and shall not permit any Subsidiary of Company to, enter into any employment contracts, pay any special bonuses or special remuneration to officers, directors, or employees, or increase the salaries, wage rates or fringe benefits of its officers or employees other than pursuant to scheduled reviews under Company's normal compensation review cycle, in all cases consistent with Company's existing policies and past practice.

        4.1.10 Claims. Company shall not, and shall not permit any Subsidiary of Company to, settle any claim, action or proceeding, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to the Business Condition of Company.

        4.1.11 Agreement. Company shall not, and shall not permit any Subsidiary of Company to, agree to take any of the actions prohibited by this
Section 4.1.

     4.2 BREACH OF REPRESENTATION AND WARRANTIES. Company will not take any action which would cause or constitute a breach of any of the representations and warranties set forth in Section 3.1 or which would cause any of such representations and warranties to be inaccurate in any material respect. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Company will give detailed notice thereof to Parent and will use its best efforts to prevent or promptly remedy such breach or inaccuracy.

     4.3 POOLING. Company shall not take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a pooling of interests for accounting purposes.

     4.4 CONSENTS. Company will promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals, and make all filings, required with respect to Company for the consummation of the Merger, except such consents and approvals as Parent and Company agree Company shall not seek to obtain.

     4.5 BEST EFFORTS. Except as to matters as to which Company agrees in this Agreement to use reasonable efforts, Company will use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, provided that Company shall in no event be required to agree to the imposition of, or comply with, any condition, obligation or restriction on Company or any of its Significant Subsidiaries or on the Surviving Corporation of the type referred to in Section
7.1.7 hereof.

     4.6 INFORMATION FOR PROSPECTUS/PROXY STATEMENT. Company will promptly provide to Parent and its counsel for inclusion within the Proxy
Statement/Prospectus and the S-4 in a form reasonably satisfactory to

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

Parent and its counsel, such information concerning Company, its operations, capitalization, technology, share ownership and other information as Parent or its counsel may reasonably request.

     4.7 COMPANY PLANS. Consistent with the provisions in Section 6.8, and without the loss of any vested benefits but without accelerating any unvested rights, Company shall terminate or modify the Plans as may be directed by Parent immediately prior to the Effective Time or take such action as directed by Parent to merge such Plans with the Parent plans at the Effective Time.

     4.8 EMPLOYEE AGREEMENTS. Concurrently with the execution of this Agreement, certain officers of the Company as identified on Schedule 4.8(a) have executed Employee Agreements. Prior to the Effective Time, Company will use its reasonable efforts to obtain Employee Agreements in the form attached hereto as
Exhibit 4.8 with each other officer of Company.

     4.9 STOCKHOLDER APPROVAL. Company will call a special Stockholders Meeting to be held no later than 35 days after the Form S-4 shall have been declared effective by the SEC to submit this Agreement, the Merger and related matters for the consideration and approval of Company's Stockholders ("COMPANY STOCKHOLDERS MEETING"). Such approval will be recommended by Company's Board of Directors and management, subject to the fiduciary obligations of its directors and officers as set forth in Section 4.1.5. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law. Concurrently with the execution of this Agreement, (i) certain officers, directors and employees of Company, (ii) Pincus Capital Company, L.P., (iii) Warburg, L.P. Pincus Investors, L.P., and (iv) Kleiner Perkins Caufield & Byers (collectively the "COMPANY'S PRINCIPAL STOCKHOLDERS") have executed Stockholder Agreements in the form of Exhibit 4.9 ("COMPANY STOCKHOLDER AGREEMENTS") agreeing, among other things, to vote in favor of the Merger and against any competing proposals.

     4.10 TAX RETURNS. Company shall promptly provide Parent with copies of all tax returns, reports and information statements after their filing.

     4.11 REPRESENTATIONS OF STOCKHOLDERS. Company will use reasonable efforts to cause each of Company's Principal Stockholders to cooperate with counsel to Company and Parent to assist them in providing the tax opinions called for by
Section 7.1.6 hereof.

                                   ARTICLE V

                              COVENANTS OF PARENT

     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent agrees (except as expressly contemplated by this Agreement or with the Company's prior written consent which will not be unreasonably withheld) that:

     5.1 BREACH OF REPRESENTATIONS AND WARRANTIES. Parent will not take any action which would cause or constitute a breach of any of the representations and warranties set forth in Section 3.2 or which would cause any of such representations and warranties to be inaccurate in any material respect, other than actions of Parent which might lead to Parent's inability to make its representation in Section 3.2.9 as of the Closing Date. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Parent will give detailed notice thereof to Company and will use its best efforts to prevent or promptly remedy such breach or inaccuracy.

     5.2 CONSENTS. Parent will promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals, and make all filings, required for the consummation of the Merger.

     5.3 BEST EFFORTS. Except as to matters as to which Parent agrees in this Agreement to use reasonable efforts, Parent will use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, provided that Parent shall in no event be required to agree to the imposition of, or to comply with, any condition, obligation or restriction on Parent or

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

any of its Significant Subsidiaries or on the Surviving Corporation of the type referred to in Section 7.1.7 hereof.

     5.4 AGREEMENTS OF PARENT AFFILIATES. Prior to the Effective Time, Parent will use its reasonable efforts to obtain the execution of agreements with respect to the sale of Parent Common Stock with each person who is an Affiliate of Parent for purposes of compliance with pooling restrictions.

     5.5 REPRESENTATIONS OF STOCKHOLDERS. Parent will use reasonable efforts to cause each of its principal stockholders who is the beneficial owner of five percent (5%) or more to cooperate with counsel to Parent and Company to assist them in providing the tax opinions called for by Section 7.1.6.

     5.6 RELOCATION OF FACILITIES. Parent acknowledges that it has no current plans to relocate Company operations, and Parent agrees that after the Effective Time, it will use its best efforts to cause the Surviving Corporation to maintain the former Company operations in the general areas of Menlo Park and San Diego, California, for a period of approximately two years. The parties acknowledge the timing and location of possible relocations could be effected by lease terminations and/or opportunities. This section is not intended to confer upon any person, other than the parties to this Agreement, any rights or remedies hereunder.

     5.7 NASDAQ LISTING. Parent will use it best efforts (i) to cause the shares of Parent Common Stock to be issued in the Merger to be quoted upon the Effective Time on the Nasdaq National Market or listed on such national securities exchange as Parent Common Stock is listed and (ii) to cause the shares of Parent Common Stock issued upon the exercise of assumed Company Options to be quoted upon issuance on the Nasdaq National Market or listed on such national securities exchange as Parent Common Stock is listed.

     5.8 REGISTRATION RIGHTS. Parent shall assume Company's obligations under registration rights granted by Company to its stockholders and disclosed in the Company Disclosure Schedule, except to the extent that such stockholders' shares of Company Common Stock subject to those registration rights are otherwise freely tradable under the Securities Act (which shall be deemed to include shares tradable pursuant to SEC Rule 145(d)).

     5.9 SEVERANCE. Parent shall cause the following severance benefits to be provided to Company employees (as defined below) whose employment is terminated by Parent without cause within one year after the Effective Time, as follows:
(i) except as otherwise provided in individual employment agreements, officers will receive on termination, severance pay equal to one year's base salary; (ii) director-level employees will receive on termination severance pay equal to six month's base salary; and (iii) all other employees will receive on termination severance pay equal to two month's base salary plus one additional month's base salary for each year of prior service with the Company (up to a maximum of four additional month's base salary). For the purposes of this Section 5.9, "CAUSE" shall mean: (i) an intentional tort so as to cause loss, damage or injury to the Parent or the Surviving Corporation or the property, reputation or employees of Parent or the Surviving Corporation, (ii) any crime or act of fraud or dishonesty against Parent or the Surviving Corporation, (iii) a conviction for the commission of a felony, (iv) the willful failure to perform his or her duties as an employee or officer, (v) the willful disregard of the written instructions or policies of Parent or the Surviving Corporation as to cause loss, damage or injury to the property, reputation or employees of Parent or the Surviving Corporation or its Subsidiaries, or (vi) any other material breach of any agreement between the employee or director and Parent or the Surviving Corporation.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     In addition to the foregoing, Parent and Company each agree to take the following actions after the execution of this Agreement.

     6.1 PREPARATION OF S-4. As promptly as practicable after the date hereof, Parent and Company shall prepare and file with the SEC the Proxy Statement and any other documents required by the Exchange Act in connection with the Merger, and Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and Company shall use its best efforts to have the

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S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action required to be taken under any applicable state securities or "BLUE SKY" laws in connection with the issuance of the Parent Common Stock in the Merger.

     6.2 LETTERS OF THE COMPANY'S ACCOUNTANTS. Company shall use its best efforts to cause to be delivered to Parent letters (each, a "COMPANY COMFORT LETTER") addressed to Parent and Company of Ernst & Young, the Company's independent auditors, dated the date on which the S-4 shall become effective and within two business days prior to the Closing Date, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     6.3 LETTER OF PARENT'S ACCOUNTANTS. Parent shall use its best efforts to cause to be delivered to Company letters (each a "PARENT COMFORT LETTER") addressed to Company and Parent of Deloitte & Touche, Parent's independent auditors, dated the date on which the S-4 shall become effective, the date of Company's Stockholders Meeting, and within two business days prior to the Closing Date in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     6.4 ACCESS TO INFORMATION. Subject to appropriate restrictions on access to information which Company determines in good faith to be proprietary or competitively sensitive, Company and Parent shall, subject to applicable law, each afford the other and their respective accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of their and their respective Significant Subsidiaries' properties, books, contracts, commitments and records, and (b) all other information concerning the business, properties and personnel of Company and Parent and their respective Significant Subsidiaries, as the other party may reasonably request which is necessary to complete the transaction and prepare for an orderly transition to operations after the Effective Time. Company and Parent agree to provide to the other and their respective accountants, counsel and representatives copies of internal financial statements promptly upon the request therefore. No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. Company and Parent agree that the non-disclosure agreement, each dated October 4, 1994 (the "CONFIDENTIALITY AGREEMENT"), between Company and Parent shall continue in full force and effect and shall be applicable to all Evaluation Material (as defined in the Confidentiality Agreement) received pursuant to this Agreement.

     6.5 LEGAL CONDITIONS TO THE MERGER. Each of Parent, Sub and Company will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on any of them with respect to the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon the other. Each of Parent, Sub and Company will take, and will cause its respective Significant Subsidiaries to take, all reasonable actions to obtain (and to cooperate with the other parties in obtaining) any consent, approval, order or authorization of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by Company or Parent or their respective Significant Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. The foregoing shall not require any party to agree to the imposition of, or to comply with, any condition, obligation or restriction on Parent or any of its Significant Subsidiaries or on the Surviving Corporation of the type referred to in Section 7.1.7 hereof.

     6.6 AFFILIATES. Contemporaneously with the execution of this Agreement, the affiliate agreements (the "AFFILIATE AGREEMENTS") in the form attached as
Exhibit 6.6 have been executed with the Company's Principal Stockholders and all of the executive officers and directors of the Company (the "AFFILIATES"). Parent shall be entitled to place appropriate legends on the certificate evidencing any shares of Parent Common Stock to be received by Affiliates pursuant to the terms of this Agreement and to issue appropriate stop transfer instructions to the transfer agent for shares of Parent Common Stock consistent with the terms of the Affiliates Agreements.

     6.7  HSR ACT FILINGS.

        6.7.1 Filings and Cooperation. Each of Parent and Company shall (i) promptly make or cause to be made the filings required of such party or any of its Affiliates or Significant Subsidiaries under the HSR Act with respect to the Merger and the other transactions provided for in this Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other material received by such party or any of its Affiliates or Significant Subsidiaries from the Federal Trade Commission or the Department of Justice or other Governmental Entity in respect of such filings, the Merger, or such other transactions, and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws (as defined in Section 6.7.3) with respect to any such filing, the Merger, or any such other transaction. Each party shall promptly inform the other party of any material communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings, the Merger, or any such other transactions. Neither party shall participate in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other party notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

        6.7.2 Spin-Off Agreement. Parent has agreed to divest its Personal Finance Software Business product, conditioned upon and subject to the Closing of the Merger, and take such other actions as are provided for in Parent's agreement with Novell, Inc. dated October 12, 1994, a copy of which has been furnished to the Company (the "SPIN-OFF AGREEMENT"). In the event the proposed transaction under the Spin-Off Agreement is terminated prior to Closing, Parent shall use its best efforts to find another qualified buyer for Parent's Personal Finance Software Business product on terms substantially similar to the Spin-Off Agreement.

        6.7.3 Best Efforts. Each of Parent and Company shall use its best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Merger or any other transactions provided for in this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders, or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "ANTITRUST LAWS"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, and, if by mutual agreement, Parent and Company decide that litigation is in their best interests, each of Parent and Company shall cooperate and use its best efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary, or permanent (each an "ORDER"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger. Each of Parent and Company shall use its best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Merger and such other transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to the contrary in this Section 6.7.3 or in Section 6.7.1, (x) neither Parent nor any of its Significant Subsidiaries shall be required to divest any of their respective businesses, product lines, or assets (other than as provided in the Spin-Off Agreement or Section 6.7.2), or to take or agree to take any other action or agree to any limitation (other than the actions and limitations provided for in the Spin-Off Agreement or Section 6.7.2) that would have a Material Adverse Effect on the Personal Finance Software Business of Parent combined with the Surviving Corporation after Closing, and (y) neither Company nor its Subsidiaries shall be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation would have a material adverse effect on the Business Condition of Company.

     6.8 EMPLOYEE BENEFITS. Parent and Company agree that the Surviving Corporation will provide benefits for Company employees that are in the aggregate substantially equivalent to the benefits provided to Parent employees with prior service considerations as if such Company employees had been employed by Parent for the period for which they were employed by Company; provided, however, that nothing contained herein shall be considered as requiring Parent or the Surviving Corporation to continue any specific plan or benefit or as precluding amendments to any specific plan or benefit (other than for the period through July 31, 1995, during which time the Surviving Corporation will continue, or Parent will provide, salary, wage and bonus schemes (whether by separate employment agreement or otherwise) substantially equivalent to Company's existing compensation plans as of the date of this Agreement); and provided further, that nothing expressed or implied in this Agreement shall confer upon any employee, beneficiary, dependent, legal representative or collective bargaining agent of such employee any right or remedy of any nature or kind whatsoever under or by reason of this Agreement, including without limitation any right to employment or to continued employment for any specified period, at any specified location or under any specified job category.

     6.9 OFFICERS AND DIRECTORS. Parent agrees that all rights to indemnification (including advancement of expenses) existing on the date hereof in favor of the present or former officers and directors of Company with respect to actions taken in their capacities as directors or officers of Company prior to the Effective Time as provided in Company's Certificate of Incorporation or Bylaws and indemnification agreements shall survive the Merger and continue in full force and effect for a period of six years following the Effective Time and shall be guaranteed by Parent.

     6.10 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that if the Merger is not consummated expenses incurred in connection with printing and mailing of the documents distributed or to be distributed to stockholders of Company and the filing fee with respect to the S-4 shall be shared equally by Parent and Company.

     6.11 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each corporation which is a party to this Agreement shall take all such necessary action.

     6.12 PUBLIC ANNOUNCEMENTS. Parent and Company shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated herein. Where practicable each of the parties shall furnish to the other drafts of all releases prior to publication. Nothing contained herein shall prevent either party at any time from furnishing any information to any governmental agency or from issuing any release when it believes it is legally required to do so.

     6.13 STATE TAKEOVER LAWS. Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of Section 203 of DGCL to the Merger.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

        7.1.1 Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the required vote of holders of Company Common Stock.

        7.1.2 Consents. Other than the filing of the Merger Documents with the Secretaries of State of the States of Delaware and Washington, all Consents legally required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been filed, occurred, or been obtained, other than such Consents, the failure of which to obtain would not have a material adverse effect on the consummation of the Merger or the other transactions contemplated hereby or on the Business Condition of Parent or Company.

        7.1.3 S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Proxy Statement shall not be at the Effective Time subject to any proceedings commenced or threatened by the SEC.

        7.1.4 No Restraints. No statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any United States court or Governmental Entity of competent jurisdiction which enjoins or prohibits the consummation of the Merger and shall be in effect.

        7.1.5 Legal Action. There shall not be pending any action, proceeding or other application before any court or Government Entity brought by any Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain any material damages; or (ii) seeking to prohibit or impose any material limitations on Parent's or the Surviving Corporation's ownership or operation of all or any portion of Parent's and Company's combined "Personal Finance Software Business" (as defined below) or to compel Parent or Surviving Corporation to dispose of or hold separate all or any material portion of Parent's and Surviving Corporation's combined Personal Finance Software Business as a result of the transactions contemplated by the Agreement, other than in accordance with the provisions of Section 6.7.2 or other plan, proposed by or consented to, in writing by Parent. "PERSONAL FINANCE SOFTWARE BUSINESS" shall mean software products and related intellectual property that automate financial, tax, accounting and investment information and transactions for individuals and small businesses together with all other assets specifically dedicated to such business.

        7.1.6 Tax-Free Reorganization. Each of Company and Parent shall have received a written opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and that Parent, Sub and Company will each be a party to that reorganization. In preparing Company and Parent tax opinions, counsel may rely on reasonable representations related thereto.

        7.1.7 No Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Governmental Entity which, in connection with the grant of any Required Statutory Approval, imposes any restriction, condition or obligation upon Parent other than as provided in Section 6.7.2, Company or the Surviving Corporation which would materially adversely impact the Business Condition of the Personal Finance Software Business of the Surviving Corporation or the economic or business benefits of the transactions contemplated by this Agreement.

     7.2 CONDITIONS OF OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following conditions unless waived by Parent and Sub:

        7.2.1 Representations and Warranties of Company. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except: (i) as otherwise contemplated by this Agreement, or (ii) in respects that do not have a Material Adverse Effect on Company's Business Condition or on the benefits of the transactions provided for in this Agreement. Parent shall have received a certificate signed on behalf of Company by the chief executive officer and the chief financial officer of Company to such effect on the Closing Date.

        7.2.2 Performance of Obligations of Company. Company shall have performed all agreements and covenants required to be performed by it under this Agreement prior to the Closing Date, except for breaches that do not have a Material Adverse Effect on Company's Business Condition or on the benefits of the transactions provided for in this Agreement. Parent shall have received a certificate signed on behalf of Company by the chief executive officer and the chief financial officer of Company to such effect.

        7.2.3 Affiliates. Parent shall have received from each person or entity who may be deemed pursuant to Section 6.5 hereof to be an Affiliate of Company a duly executed Affiliates Agreement substantially in the form attached hereto as
Exhibit 6.6.

        7.2.4 Pooling of Interests; Comfort Letters. Company shall not have breached its representation in Section 3.1.21 or its covenant in Section 4.3 with the result that the Merger will not qualify for pooling of interest accounting treatment. Parent shall have received a letter from Ernst & Young addressed to the Company to the effect that the Merger will qualify for pooling of interest accounting treatment (without regard to any action or conduct by Parent) and a Company Comfort Letter, dated as of a date within two business days prior to the Closing.

        7.2.5 Opinion of Company's Counsel. Parent shall have received an opinion dated the Closing Date of Fenwick & West, counsel to Company, as to matters that are customary for transactions of this type.

     7.3 CONDITIONS OF OBLIGATION OF COMPANY. The obligation of Company to effect the Merger is subject to the satisfaction of the following conditions unless waived by Company:

        7.3.1 Representations and Warranties of Parent and Sub. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except: (i) as otherwise contemplated by this Agreement, or (ii) in respects that do not have a Material Adverse Effect on the Parent's Business Condition or on the benefits of the transactions provided for in this Agreement, or (iii) other than actions which would or might cause Parent's representation in Section 3.2.9 to be untrue or incorrect as of the Closing Date. Company shall have received a certificate signed on behalf of Parent by authorized officers of Parent to such effect on the Closing Date.

        7.3.2 Performance of Obligations of Parent and Sub. Parent and Sub shall have performed all agreements and covenants required to be performed by them under this Agreement prior to the Closing Date except for breaches that do not have a Material Adverse Effect on Parent's Business Condition or on the benefits of the transactions provided for in this Agreement, and Company shall have received a certificate signed on behalf of Parent by authorized officers of Parent to such effect.

        7.3.3 Opinion of Parent Counsel. Company shall have received an opinion dated the Closing Date of Preston Gates & Ellis, counsel to Parent, as to matters that are customary for transactions of this type.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of Company or Sub:

          (a) by mutual consent of Parent and Company;

          (b) by either Parent or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement) if there has been a breach of any representation, warranty, covenant or agreement which has a Material Adverse Effect on the Business Condition of Company or Parent, as the case may be, or on the benefits of the transaction provided for in this Agreement, and such breach has not been cured, or best efforts are not being employed to cure such breach, within 10 days after notice thereof is given to the party committing such breach;

          (c) by either Parent or Company if the Merger shall not have been consummated before March 30, 1995, provided, however if the parties have agreed to pursue litigation pursuant to Section 6.7.3, such date shall be extended to June 30, 1995;

          (d) by Parent or Company if any approval of the stockholders of Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at any Company Stockholders Meeting or any adjournment thereof;

          (e) by either Parent or Company if any permanent injunction or other order of a court or other competent authority preventing the Merger shall have become final and non-appealable;

          (f) by Parent if the Board of Directors of Company shall have withdrawn or modified in a manner adverse to Parent's approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby; or

          (g) by Parent if Company or any of the other persons or entities described in Section 4.1.5 shall take any of the actions that would be proscribed by Section 4.1.5 other than actions in exercise of the Company's fiduciary duties and satisfying all conditions of Section 4.1.5.

     Where action is taken to terminate this Agreement pursuant to this Section 8.1, it shall be sufficient for such action to be authorized by the Board of Directors of the party taking such action without any requirement to submit such action to the stockholders of such party.

     8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of Parent, Sub or Company or their respective officers or directors, except that (i) the provisions of the last sentence of Section 6.4 and all of Sections 6.10, 8.2, 8.3 and 9.7 and the Confidentiality Agreement (as defined below) shall survive any such termination and abandonment, and (ii) no party shall be released or relieved from any liability arising from the willful breach by such party of any of its representations, warranties, covenants or agreements as set forth in this Agreement except as provided in Section 8.3(b).

     8.3  BREAK-UP FEE.

     (a) Company agrees to pay Parent, (provided that Parent is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement) promptly upon the termination of this Agreement (or such later date as may apply in the case of (iii) below) by wire transfer, the sum of $15 Million in immediately available funds (the "COMPANY BREAK-UP FEE") in the event that following the date of the execution of this Agreement, and at or prior to the termination of this Agreement, any of the following events shall have occurred:

          (i) Parent shall have terminated this Agreement pursuant to Section 8.1(f) or Section 8.1(g) hereof;

          (ii) Company shall have agreed to an Acquisition Transaction which results in a change in the beneficial owners of more than fifty percent (50%) of the voting power of the capital stock of the Company, before, or within six months after, termination of this Agreement, with any person, other than Parent or any of its affiliates; or

          (iii) Parent shall have terminated this Agreement pursuant to Section 8.1(b) hereof, following a material breach of this Agreement by Company.

     (b) The right to the payment of the fees set forth in this Section 8.3 shall be the exclusive remedy at law or in equity to which Parent may be entitled upon termination of this Agreement under the conditions set forth in
Section 8.3(a).

     8.4 AMENDMENT. This Agreement may be amended by the parties hereto, by action taken by their respective Board of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of Company or Parent, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.5 EXTENSION, WAIVER. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be conditions to the Merger and shall not survive the Merger, except for the agreements contained in Article II and in Sections 2.3.3, 4.3, 6.4, 6.7, 6.9 and 6.12 and the agreements delivered pursuant to this Agreement.

     9.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, sent by electronic mail or facsimile (receipt confirmed) or delivered by a nationally recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to Parent or Sub, to:

           Microsoft Corporation
           One Microsoft Way
           Redmond, WA 98052
           Attention: William H. Neukom, Senior Vice President,
                      Law and Corporate Affairs
           Facsimile No.: (206) 869-1327

         with copies to:

           Preston Gates & Ellis
           5000 Columbia Center
           701 Fifth Avenue
           Seattle, Washington 98104
           Attention: Richard B. Dodd
           Facsimile No.: (206) 623-7022

        (b) if to Company, to:

           Intuit Inc.
           66 Willow Place
           P.O. Box 3014
           Menlo Park, California 94306
           Attention: Chief Executive Officer
           Facsimile No.: (415) 329-2785

         with a copy to:

           Fenwick & West
           Two Palo Alto Square
           Palo Alto, California 94306
           Attention: Gordon K. Davidson
           Facsimile No.: (415) 857-0361

     9.3 INTERPRETATION. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES," and "INCLUDING" when used therein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section or an Exhibit will mean a section in, or exhibit to, this Agreement unless otherwise explicitly set forth.

     9.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each the other parties, it being understood that all parties need not sign the same counterpart.

     9.5 MISCELLANEOUS. This Agreement, the Confidentiality Agreement, and the documents referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder (except as otherwise expressly provided herein and except that Section 6.9 is for the benefit of Company's directors and officers and Section 2.3.1 is for the benefit of holders of Company Stock Options and said Sections are intended to confer rights on such persons); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     9.6 NO JOINT VENTURE. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

     9.7 GOVERNING LAW. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Washington, except to the extent that the DGCL applies to actions taken or required to be taken by the Company's Board of Directors or stockholders.

     IN WITNESS WHEREOF, Parent, Sub and Company have caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

                                          MICROSOFT CORPORATION

                                          By     /s/  WILLIAM H. NEUKOM
                                             ---------------------------------
                                                     William H. Neukom
                                                   Senior Vice President,
                                                 Law and Corporate Affairs

                                          M/I ACQUISITION CORPORATION

                                          By     /s/  ROBERT A. ESHELMAN
                                             ---------------------------------
                                                     Robert A. Eshelman
                                                    Secretary/Treasurer

                                          INTUIT INC.

                                          By       /s/  SCOTT D. COOK
                                             ---------------------------------
                                                       Scott D. Cook
                                                          Chairman

           FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

        FIRST AMENDMENT TO THAT CERTAIN AGREEMENT AND PLAN OF REORGANIZATION dated as of October 13, 1994 (the "REORGANIZATION AGREEMENT"), among Microsoft Corporation, a Washington corporation ("PARENT"), M/I Acquisition Corporation, a Washington corporation and a wholly-owned subsidiary of Parent ("SUB"), and Intuit Inc., a Delaware corporation ("COMPANY").

        INTENDING TO BE LEGALLY BOUND, and in consideration of the agreements contained herein, Parent, Sub and Company hereby agree as follows:

        Section 8.1(c) of the Reorganization Agreement shall be revised to read as follows:

                (c) by either Parent or Company if the Merger shall not have been consummated before May 30, 1995, provided, however if the parties have agreed to pursue litigation pursuant to section 6.7.3, such date shall be extended to August 29, 1995;

        All other terms and provisions of the Reorganization Agreement shall remain in full force and effect.

        This Amendment incorporates by reference Sections 9.1 through 9.7 of the Reorganization Agreement.

   DATED: February 16, 1995          MICROSOFT CORPORATION

                                     By  /s/ WILLIAM H. NEUKOM
                                        ------------------------
                                     William H. Neukom
                                     Senior Vice President
                                     Law and Corporate Affairs

                                     M/I ACQUISITION CORPORATION

                                     By  /s/ ROBERT A. ESHELMAN
                                        -------------------------
                                     Robert A. Eshelman
                                     Secretary/Treasurer

                                     INTUIT INC.

                                     By /s/ WILLIAM H. LANE
                                        -------------------------
                                     William H. Lane III
                                     Vice President/Chief Financial Officer

                                                                         ANNEX B

                          [MORGAN STANLEY LETTERHEAD]

                                October 13, 1994

Board of Directors
Intuit Inc.
66 Willow Place
Menlo Park, CA 94025

Members of the Board:

     We understand that Intuit Inc. ("Intuit" or the "Company"), Microsoft Corporation ("Microsoft") and M/I Acquisition Corporation, a wholly-owned subsidiary of Microsoft ("M/I"), have entered into an Agreement and Plan of Reorganization, dated the date hereof (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of M/I with and into Intuit. Pursuant to the Merger, Intuit will become a wholly-owned subsidiary of Microsoft and each outstanding share of common stock, par value $0.01 per share (the "Intuit Common Stock") of Intuit, other than shares held in treasury or held by Microsoft or any affiliate of Microsoft, will be converted and become exchangeable for 1.336 shares (the "Exchange Ratio") of Microsoft common stock, $0.00005 par value (the "Microsoft Common Stock"); provided that if the "Microsoft Average Closing Price" (as defined in the Merger Agreement) is $53.144 or less, the Exchange Ratio shall be recomputed by dividing $71.00 by the Microsoft Average Closing Price. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Intuit Common Stock.

     For purposes of the opinion set forth herein, we have:

     (i) analyzed certain publicly available financial statements and other information of the Company;

     (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed certain financial projections related to the Company prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Intuit Common Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Intuit Common Stock with that of certain other comparable publicly traded companies and their securities;

     (vii) analyzed certain publicly available financial statements and other information of Microsoft;

     (viii) analyzed certain internal financial statements and other financial and operating date concerning Microsoft prepared by the management of Microsoft;

     (ix) analyzed certain financial projections related to Microsoft prepared by the management of Microsoft;

     (x) discussed the current operations and financial condition and the prospects of Microsoft with certain senior executives of Microsoft;

     (xi) reviewed the reported prices and trading activity for the Microsoft Common Stock;

     (xii) compared the financial performance of Microsoft and the prices and trading activity of the Microsoft Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (xiii) analyzed the pro forma impact of the Merger on Microsoft's earnings per share and consolidated capitalization;

     (xiv) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     (xv) discussed with senior management of Intuit their view of the strategic rationale for the Merger and certain other benefits of the Merger to Intuit;

     (xvi) participated in discussions and negotiations among representatives of the Company, Microsoft and their financial and legal advisors;

     (xvii) reviewed the Merger Agreement and certain related documents; and

     (xviii) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company or Microsoft. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Microsoft, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we have discussions or negotiate with any parties, other than Microsoft, with respect to a potential acquisition of the Company or any of its assets.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

     Based on the foregoing we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Intuit Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:    /s/  FRANK P. QUATTRONE
                                                     Frank P. Quattrone
                                                     Managing Director

                                  INTUIT INC.

                              155 LINFIELD AVENUE
                          MENLO PARK, CALIFORNIA 94025

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INTUIT INC.


    The undersigned hereby appoints Scott D. Cook, William V. Campbell and William H. Lane, III as proxies, each with full powers of substitution, and hereby authorizes them, and each of them acting without the others, to represent and to vote, as designated below, all shares of Common Stock, $.01 par value, of Intuit Inc. ("Intuit") held of record by the undersigned, on February 10, 1995, at the Special Meeting of Stockholders of Intuit Inc. to be held on Monday, April 10, 1995, and at any adjournment thereof.



    This Proxy, when properly executed and returned in a timely manner, will be voted at the Special Meeting and any adjournment thereof in the manner described herein. If no contrary indication is made, the proxy will be voted FOR Proposal 1 and in accordance with the judgment of the persons named as proxies herein on any other matters that may properly come before the Special Meeting.


 PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED
                                   ENVELOPE.

           CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.
         -----------------------------------------------------------------------

                                                   SEE REVERSE
                                                   SIDE
         -----------------------------------------------------------------------

- ------------------------------     /X/   Please mark votes
         Common Stock                    as in this example

The Board of Directors unanimously recommends that you vote FOR Proposal 1.


1. PROPOSAL TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT WITH      FOR           AGAINST         ABSTAIN
   MICROSOFT CORPORATION, THE AGREEMENT OF MERGER BETWEEN INTUIT AND    / /             / /             / /
   M/I ACQUISITION CORPORATION AND THE MERGER, AS DESCRIBED IN THE
   ACCOMPANYING PROXY STATEMENT/PROSPECTUS.
   In accordance with their judgment, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment thereof.
                                                   MARK HERE FOR
                                                   CHANGE OF ADDRESS
                                                   AND NOTE AT LEFT            / /


This Proxy must be signed exactly as your name appears hereon. When shares are held by joint tenants, both should sign. Attorneys, executors, administrators, trustees and guardians should indicate their capacities. If the signer is a corporation, please print full corporate name and indicate capacity of duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and indicate capacity of duly authorized person executing on behalf of the partnership.

        Signature:                                              Date                                 , 1995
        Signature:                                              Date                                 , 1995

                                 (Reverse Side)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article XII of Microsoft's Restated Articles of Incorporation authorizes Microsoft to indemnify any present or former director or officer to the fullest extent not prohibited by the Washington Business Corporation Act, public policy or other applicable law. Chapter 23B.08.510 and .570 of the Washington Business Corporation Act authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act of 1933.

     In addition, pursuant to the terms of the Reorganization Agreement, Microsoft has agreed that all rights to indemnification (including advancement of expenses) existing as of October 13, 1994 in favor of the present or former officers and directors of Intuit with respect to actions taken in their capacities as directors or officers of Intuit prior to the Effective Time as provided in Intuit's Certificate of Incorporation or Bylaws and indemnification agreements shall survive the Merger and continue in full force and effect for a period of six years following the Effective Time and shall be guaranteed by Microsoft.

     Article V of the Intuit Certificate of Incorporation eliminates the liability of directors to the fullest extent permissible under Delaware law.
Article VI of Intuit's Bylaws provides for indemnification of Intuit's officers, directors, and certain other persons to the fullest extent permissible under Delaware law. Under Section 145 of the Delaware General Corporation Law, a corporation has the power to indemnify any person who was or is a party to any threatened, pending, or completed action, whether civil or criminal, by reason of the fact that such person is or was a director, officer or employee of the corporation or held certain other positions. In addition, Intuit has entered into Indemnification Agreements with each of its directors and officers. Under these agreements, Intuit has agreed to maintain directors' and officers' liability insurance, if feasible, and to indemnify such officers and directors for liability and expense not covered by insurance provided that the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Intuit. The form of this agreement is attached as Exhibit 10.9. In addition, in connection with Intuit's acquisition of ChipSoft, Intuit agreed to indemnify for six years the former officers and directors of ChipSoft with respect to any claim of liability arising out of or pertaining to (i) the Intuit/ChipSoft merger or the related transactions or (ii) any act or omission occurring prior to the merger. See "COMPARISON OF RIGHTS OF SHAREHOLDERS OF INTUIT AND MICROSOFT -- Limitation of Liability and Indemnification of Officers and Directors" in the Proxy Statement/Prospectus.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                                 EXHIBIT INDEX


     (A) EXHIBIT NUMBER AND DESCRIPTION



 2.1(1)           Agreement and Plan of Reorganization by and between Intuit and ChipSoft,
                  Inc. dated as of September 1, 1993 and the related Agreement of Merger

 2.2(6)           Agreement and Plan of Reorganization dated as of October 13,
                  1994 by and among Microsoft Corporation, M/I Acquisition
                  Corporation and Intuit Inc.

 2.3(8)           Form of Agreement of Merger by and between M/I Acquisition Corporation and
                  Intuit Inc.

 2.4(6)           First Amendment to Agreement and Plan of Reorganization dated as of
                  February 17, 1995 by and between Microsoft Corporation, M/I Acquisition
                  Corporation and Intuit Inc.

 3.1(2)           Restated Articles of Incorporation

 3.2(2)           Bylaws

 5.1(8)           Opinion of Preston Gates & Ellis


 8.1(8)           Opinion of Preston Gates & Ellis re Tax Matters

 8.2(8)           Opinion of Fenwick & West re Tax Matters

 8.3(8)           Form of Closing Opinion of Preston Gates & Ellis re Tax
                        Matters

 8.4(8)           Form of Closing Opinion of Fenwick & West re Tax Matters

10.1(2)           Microsoft Corporation 1991 Stock Option Plan

10.2(3)           Microsoft Corporation 1981 Stock Option Plan

10.3(2)           Microsoft Corporation Stock Option Plan for Non-Employee
                        Directors

10.4(2)           Microsoft Corporation Stock Option Plan for Consultants and
                        Advisors

10.5(2)           Microsoft Corporation 1991 Employee Stock Purchase Plan

10.6(2)           Microsoft Savings Plus Plan

10.7(4)           Trust Agreement dated June 1, 1993 between Microsoft
                        Corporation and First Interstate Bank of Washington

10.8(4)           Form of Indemnification Agreement (Microsoft)

10.9(5)           Form of Indemnification Agreement entered into by Intuit
                        with each of its directors and officers

10.10(8)          Employment Agreement between Scott D. Cook and
                        Microsoft Corporation

10.11(8)          Employment Agreement between William V. Campbell and
                        Microsoft Corporation

10.12(5)          Employment Agreement, dated as of March 30, 1994, between
                        William V. Campbell and Intuit Inc.

10.13(8)          Employment Agreement between William H. Harris, Jr. and Microsoft
                        Corporation

21(2)             Subsidiaries of the Registrant

23.1              Consent of Deloitte & Touche LLP

23.2              Consent of Ernst & Young LLP

23.3(8)           Consent of Preston Gates & Ellis (included in Exhibits 5.1 and 8.1)

23.4(8)           Consent of Fenwick & West (included in Exhibit 8.2)

23.5              Consent of Morgan Stanley & Co. Incorporated

24(80             Power of Attorney

27(7)             Financial Data Schedules



- ---------------

(1) Incorporated by reference to Intuit's Registration Statement on Form S-4, filed September 20, 1993, as amended (File No. 22-69018).

(2) Incorporated by reference to Microsoft's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1994.

(3) Incorporated by reference to Microsoft's Registration Statement on Form S-8. (File No. 33-37623).

(4) Incorporated by reference to Microsoft's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1993.

(5) Incorporated by reference to Intuit's Annual Report on Form 10-K, filed October 31, 1994, as amended.

(6) Included as an exhibit to the Proxy Statement/Prospectus.


(7) Incorporated by reference to Microsoft's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1994 and Microsoft's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994.



(8) Incorporated by reference to Microsoft's Registration Statement on Form S-4 as filed February 9, 1995 (Registration Number 33-57651).


Pursuant to Item 601(b)(2) of Regulation S-K, Microsoft agrees to furnish to the Commission, on request, supplemental copies of any omitted schedule.

     (B) FINANCIAL STATEMENT SCHEDULES

     1. Valuation and Qualifying Accounts, incorporated by reference to Microsoft's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1994.

ITEM 22. UNDERTAKINGS.

     The registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (6) That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington on February 14, 1995.


                                          MICROSOFT CORPORATION

                                          By:     /s/  WILLIAM H. GATES
                                            ------------------------------------
                                            William H. Gates, Chairman and CEO


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



   /s/  WILLIAM H. GATES                         Dated February 14, 1995
- -------------------------------------
William H. Gates
Chairman and CEO and Director
Principal Executive Officer

  /s/  MICHAEL W. BROWN                          Dated February 14, 1995
- -------------------------------------
Michael W. Brown
Vice President, Finance and CFO
Principal Financial Officer and
Principal Accounting Officer



                                            Dated: February 14, 1995


                                            By:    /s/  ROBERT W. HERBOLD
                                            Executive Vice President and Chief
                                            Operating Officer

Directors:
     Paul G. Allen
     Richard A. Hackborn
     David F. Marquardt
     Robert D. O'Brien
     William G. Reed, Jr.
     Jon A. Shirley                         Pursuant to a Power of Attorney
                                            dated January 28, 1995.